Schwab Municipal Money Funds

Semiannual Report
June 30, 2003

Schwab New York
Municipal Money Fund

Schwab New Jersey
Municipal Money Fund

Schwab Pennsylvania
Municipal Money Fund

Schwab Florida
Municipal Money Fund

Schwab Massachusetts
Municipal Money Fund

charles SCHWAB

In This Report

From the Chairman



Charles R. Schwab
Chairman

Without question, these are challenging times for America's investors. For money fund shareholders, one of the main concerns has been decline of short-term interest rates, since money fund yields are a reflection of those rates.

Given the choice, I'm sure most of us would prefer that yields were higher. At the same time, I believe that a look at the larger picture reveals that the current low interest rate environment has a beneficial side that shouldn't be ignored.

For example, Americans have recently had the opportunity to borrow money at the most attractive rates in decades, whether for buying a home, refinancing or realizing a life-long goal like starting a business. More importantly, the Federal Reserve's monetary policy, along with fiscal policies enacted by Congress and the President, should provide a powerful stimulus to economic recovery. That, too, is something that would benefit all Americans.

Here at Schwab, we are actively exploring ways to help investors meet their financial objectives. At SchwabFunds®, these efforts are being led by the new president of SchwabFunds, Randall Merk. Randy brings a wealth of experience to the job, and we welcome his leadership, vision and wisdom.

On behalf of SchwabFunds, I'd like to thank you for investing with us. Your continued trust and support mean a great deal. In turn, it's our mission to help you meet your financial goals.

Sincerely,

Charles R Schwab

Management's Discussion for the six months ended June 30, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

As one of the newer members of the SchwabFunds® team, I've been struck by the talent and integrity of the people here, and especially with their dedication to understanding the concerns of investors.

That dedication is particularly important right now. Times of uncertainty about the economy and world events demand diligence from investment professionals. At SchwabFunds, we are keenly aware of this, and continue to work for the best interests of our shareholders.

In recent months, money market funds have faced a very challenging environment. With interest rates on short-term investments falling in connection with the Fed's actions, some investors have expressed concerns about the potential for fund yields to fall to zero or even lower.

I can assure you that we at SchwabFunds will continue to monitor the yields in all our money market funds. In consultation with fund trustees, we will take appropriate measures to maintain competitive yields.

One thing we won't do in pursuit of yields is compromise our high standards for investment credit quality. We'll also continue to follow our time-tested management procedures and controls. In other words, we won't take short cuts that may jeopardize our long-term commitment to our investors.

Thank you for choosing SchwabFunds. We're here to help you reach your financial goals. If there is something more that we can do to help, I hope you'll let us know.

Sincerely,



Kevin Shaughnessy, a portfolio manager, is responsible for the day-to-day management of the Schwab New York, New Jersey and Massachusetts municipal money funds. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.



Walter Beveridge, a portfolio manager, has been responsible for day-to-day management of the Schwab Pennsylvania and Florida municipal money funds since their inception in 1998. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

The Investment Environment and the Funds

The U.S. economy remained in a holding pattern during the six months of the report period. Concerned by geopolitical uncertainties, businesses put off making major decisions about capital spending and hiring, even after the major combat phase of the war in Iraq was over. Economic indicators reported during the period were mixed, providing little incentive for businesses to pursue expansion plans.

Already at their lowest level in decades, interest rates fell further as the report period progressed. During the first months of 2003, a major factor in the decline of rates was anticipation of the war in Iraq. Toward the end of the period, deflation fears came to the forefront, leading to expectations that the Federal Reserve (the Fed) would cut interest rates. These expectations were confirmed on June 25, when the Fed, seeking to provide yet further economic stimulus, cut the Fed funds rate by 0.25%.

Falling interest rates pushed money fund yields to new lows (see page 5 for fund yield information). We sought to lessen the effects of falling rates on the funds by maintaining comparatively long weighted average maturities. Although the funds' yields did decline, we were successful in slowing that decline, and in keeping the yields higher than they otherwise would have been.

Strong issuance of short-term muni debt relative to taxable debt made muni yields attractive compared to taxable yields. Typically, we have seen muni yields average about 80% of taxable yields. During the report period, muni yields at times exceeded 95% of taxable yields (although both were low on an absolute basis). These extremes of valuation allowed us to increase our exposure to high-yielding fixed-rate securities.

Schwab New York Municipal Money Fund. To balance its budget in the past two fiscal years, the state has made some spending cuts, but has also relied heavily on one-time solutions (such as deferring aid payments and drawing on tobacco bond proceeds). The budget that the state legislature passed in May (over Governor Pataki's veto) projects a general fund surplus of only $730 million, or 1.8% of expenditures, at the end of fiscal 2004 (3/31/04). In spite of these concerns, the state's revenue raising ability and the diversity of its economy have kept New York a strong investment-grade credit. As of the report date, the state's credit ratings were A2 from Moody's, AA from Standard & Poor's (with a negative outlook) and AA- from Fitch.

Schwab New Jersey Municipal Money Fund. New Jersey's personal income tax receipts continued to decline in fiscal 2003. The state was able to end fiscal 2003 (6/30/03) with a modest surplus of $250 million,

In general, we have seen most states taking responsible measures to address the revenue shortfalls they have faced as a result of a weak U.S. economy.

or 1.1% of expenditures, rather than an anticipated $1.3 billion general fund deficit, although it had to rely on several one-time solutions in addition to cutting expenditures. The diversity of the state's economy as well as its revenue raising ability have kept New Jersey a strong investment-grade credit. As of the report date, the state's credit ratings were Aa2 from Moody's (with a negative outlook), AA from Standard & Poor's and AA from Fitch (with a negative watch).

Schwab Pennsylvania Municipal Money Fund. Conservative fiscal management has left Pennsylvania better able to weather revenue shortfalls than many of its neighbors. The state used the last of its "rainy day" fund to close an estimated budget shortfall of 3.4% for fiscal 2003 (which ended 6/30/03). A fiscal 2004 budget, most parts of which were approved in March 2003, is designed to close an expected $2.4 billion budget gap. As of the report date, the state's credit ratings were Aa2 from Moody's, AA from Standard & Poor's and AA from Fitch.

Schwab Florida Municipal Money Fund. Although it has drawn on some reserves to balance its budget in the last two years, the State of Florida projected a nearly $1.1 billion fund balance for the end of fiscal 2003 (6/30/03). The state has benefited from its reliance on sales taxes rather than personal income taxes. The number of jobs in the state actually grew 0.5% in 2002, and overall tourism revenues have held fairly steady. With its substantial reserves and strong financial controls, the state's ratings as of the end of the report period were Aa2 from Moody's, AA+ from Standard & Poor's and AA from Fitch.

Schwab Massachusetts Municipal Money Fund. *On May 15, 2003, Schwab introduced the Schwab Massachusetts Municipal Money Fund to replace the Federated Massachusetts Municipal Cash Trust as a sweep money fund option for Schwab customers.* Through a combination of dipping into reserves and cutting social services and aid to local governments, Massachusetts overcame a projected $900 million revenue shortfall to end fiscal 2003 (6/30/03) with a $895 million surplus, or 4% of expenditures. A similar balance is projected for fiscal 2004. With its diverse economy and strong revenue raising ability, the state's ratings as of the end of the report period were Aa2 from Moody's (with a negative outlook), AA- from Standard & Poor's and AA- from Fitch.

Performance and Fund Facts as of 6/30/03

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

	New York Municipal Money Fund		New Jersey Municipal Money Fund	Pennsylvania Municipal Money Fund	Florida Municipal Money Fund	Massachusetts Municipal Money Fund
	Sweep Shares	Value Advantage Shares				
Seven-Day Yield[1]	0.34%	0.58%	0.38%	0.46%	0.44%	0.39%
Seven-Day Effective Yield	0.34%	0.58%	0.38%	0.46%	0.44%	0.40%
Seven-Day Taxable-Equivalent Effective Yield[2]	0.58%	1.00%	0.62%	0.73%	0.68%	0.65%

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	New York Municipal Money Fund	New Jersey Municipal Money Fund	Pennsylvania Municipal Money Fund	Florida Municipal Money Fund	Massachusetts Municipal Money Fund
Weighted Average Maturity	48 days	53 days	45 days	52 days	58 days
Credit Quality of Holdings[3] % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1
Credit-Enhanced Securities % of portfolio	68%	75%	77%	75%	61%

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

[1] A portion of each fund's expenses was reduced during the reporting period. Without this reduction, the seven-day yields for Schwab New York Municipal Money Fund's Sweep Shares and Value Advantage Shares would have been 0.19% and 0.42%, respectively. The seven-day yields for Schwab New Jersey, Pennsylvania, Florida and Massachusetts Municipal Money Funds would have been 0.18%, 0.23%, 0.25% and 0.13%, respectively.

[2] For New York Municipal Money Fund, the seven-day taxable-equivalent effective yield assumes a 2003 maximum combined federal regular income tax, New York state and New York city rate of 41.82%. Schwab New Jersey, Pennsylvania and Massachusetts Municipal Money Funds assume a 2003 maximum combined federal regular income and state personal income tax rate of 39.14%, 36.82% and 38.45%, respectively. The Florida Municipal Money Fund assumes a 2003 maximum federal regular income tax rate of 35.00%.

[3] Portfolio holdings may have changed since the report date.

Financial Statements

Schwab New York Municipal Money Fund

Financial Highlights

Sweep Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.02	0.03	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.26[2]	0.80	2.06	3.39	2.59	2.78
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.69[3]	0.69	0.69	0.69[4]	0.69	0.69
Ratio of gross operating expenses to average net assets	0.84[3]	0.85	0.86	0.87[4]	0.91	0.97
Ratio of net investment income to average net assets	0.53[3]	0.80	2.04	3.35	2.57	2.73
Net assets, end of period ($ x 1,000,000)	1,048	944	889	798	604	468

Value Advantage Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.02	0.04	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.02)	(0.04)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.38[2]	1.04	2.30	3.64	2.83	3.03
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.45[3]	0.45	0.45	0.45[5]	0.45	0.45
Ratio of gross operating expenses to average net assets	0.61[3]	0.62	0.64	0.67[5]	0.71	0.78
Ratio of net investment income to average net assets	0.77[3]	1.04	2.23	3.59	2.81	2.96
Net assets, end of period ($ x 1,000,000)	734	676	604	419	296	238

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratios of net and gross operating expenses would have been 0.70% and 0.88%, respectively, if certain non-routine expenses (proxy fees) had been included.

[5] The ratios of net and gross operating expenses would have been 0.46% and 0.68%, respectively, if certain non-routine expenses (proxy fees) had been included.

 See financial notes.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.0% Municipal Securities	1,764,048	1,764,048
100.0% Total Investments	1,764,048	1,764,048

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Municipal Securities 100.0% of investments

New York 98.4%

✚■ Albany, New York IDA
IDRB (Newkirk Products Project) Series 1995A

1.05%, 07/07/03	1,000	1,000

IDRB (United Cerebral Palsy Project) Series B

1.00%, 07/07/03	10,985	10,985

✚◗■ Babylon, New York
Resource Recovery (Ogden Martin Project) Series 1998

1.00%, 07/07/03	5,000	5,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

✚■ Chautauqua County, New York IDA
Civic Facilities RB (Jamestown Center City Development Project) Series 2000A

1.04%, 07/07/03	4,950	4,950

IDRB (Grafco Industry Project)

1.05%, 07/07/03	7,600	7,600

✚■ Chenango County, New York IDA
IDRB (Baille Lumber Project) Series 2000A

1.20%, 07/07/03	4,551	4,551

✚■ Dutchess County, New York
IDRB (Mechtroncis Corp. Project) Series 1998

1.16%, 07/07/03	3,025	3,025

IDRB (Trinity Pawling School Corp. Project)

0.95%, 07/07/03	3,075	3,075

East Meadow, New York Union Free School District
TAN

0.82%, 06/29/04	4,000	4,036

Erie County, New York
RAN

1.43%, 09/17/03	10,325	10,348

Hempstead, New York Union Free School District
TAN

0.92%, 06/29/04	4,400	4,447

✚■ Herkimer County, New York IDA
Civic Facilities RB (Templeton Foundation Project)

1.10%, 07/07/03	2,000	2,000

✚■ Jay Street, New York Development Corp.
Lease (RB (Jay Street Project) Series 2001A-1

0.95%, 07/07/03	2,200	2,200

✚■ Long Island, New York Power Authority
◗ Electric System RB Series 2003G

0.85%, 07/07/03	4,400	4,400

Electric System RB Subseries 3A

0.90%, 07/07/03	13,000	13,000

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ Electric System RB Subseries 7B 0.95%, 07/07/03	13,450	13,450
◗ Electric System RB TOB Series 1998A 1.01%, 07/07/03	1,900	1,900
◗ Electric System RB TOBP (PA 841) 1.00%, 07/07/03	4,365	4,365
◗ Electric System RB TOBP (PA-522) 1.00%, 07/07/03	21,000	21,000
+■ Monroe County, New York		
IDRB (ENBI Corp. Lease Rent Project) Series 1988 1.05%, 07/07/03	2,000	2,000
Nassau County, New York Interim Finance Authority		
BAN Series 2002B-2 1.15%, 09/11/03	25,000	25,054
+◗■ Sales Tax Secured Bond Series 2002 B 0.90%, 07/07/03	5,000	5,000
+◗■ Sales Tax Secured Bond Series 2002A 0.88%, 07/07/03	15,000	15,000
+■ New York City, New York		
◗ GO Series 1992D 0.95%, 07/07/03	4,300	4,300
◗ GO Series 1993B 0.95%, 07/01/03	300	300
GO Subseries 1993E-3 0.85%, 07/01/03	800	800
◗ GO Subseries 1994H-3 0.85%, 07/01/03	2,600	2,600
GO Subseries 1994H-3 0.85%, 07/01/03	3,500	3,500
GO Subseries A-7 0.85%, 07/01/03	200	200
◗ GO Subseries A-8 0.90%, 07/07/03	6,700	6,700
GO Subseries C-2 0.90%, 07/07/03	5,000	5,000
GO Subseries C-3 0.90%, 07/07/03	15,000	15,000
GO Subseries C-4 0.90%, 07/07/03	9,900	9,900

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ GO TOB (Merlot) Series 1997C 1.04%, 07/07/03	26,000	26,000
◗ GO TOB Series 394 1.00%, 07/07/03	6,920	6,920
◗ GO TOB Series F 0.98%, 07/07/03	3,395	3,395
◗ TOB 20013204 1.01%, 07/07/03	24,750	24,750
TOB Subseries 2003G-2 0.90%, 07/07/03	4,755	4,755
◗ TOBP (PT-820) 1.00%, 07/07/03	10,910	10,910
+◗■ New York City, New York Health & Hospital Corp.		
RB TOBP (PA-555) 0.98%, 07/07/03	17,620	17,620
+■ New York City, New York Housing Development Corp.		
M/F Housing RB (100 Jane Street Development Project) Series A 0.96%, 07/07/03	6,525	6,525
M/F Housing RB (One Columbus Project) Series A 0.96%, 07/07/03	20,700	20,700
M/F Housing RB (Sierra Development) Series 2003A 0.96%, 07/07/03	18,000	18,000
M/F Rental Housing RB (Tribeca Tower Project) Series 1997A 1.00%, 07/07/03	2,300	2,300
+■ New York City, New York IDA		
Civic Facility RB (Jewish Board of Family Services Project) 1.00%, 07/07/03	15,820	15,820
RB (Allway Tools, Inc. Project) 1.05%, 07/07/03	1,635	1,635
◗ RB TOBP (PT-459) 1.01%, 07/07/03	4,065	4,065
Special Facility RB (Korean Airlines Co. Project) Series 1997A 0.90%, 07/07/03	7,400	7,400

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
New York City Municipal Water Finance Authority, New York		
◗■ RB TOBP (PA-1109)		
1.00%, 07/01/03	7,495	7,495
✚ TECP Series 5		
0.95%, 09/08/03	15,000	15,000
◗ TECP Series 6		
1.00%, 07/17/03	17,900	17,900
0.95%, 09/02/03	25,000	25,000
✚◗■ Water & Sewer System RB		
0.98%, 07/07/03	4,995	4,995
◗■ Water & Sewer System RB Series C		
0.95%, 07/01/03	200	200
✚◗■ Water & Sewer System RB Series 1994G		
0.85%, 07/01/03	1,350	1,350
◗■ Water & Sewer System RB Series 2002C-2		
0.88%, 07/07/03	5,200	5,200
◗■ Water & Sewer System RB Sub-Series 2003C-3		
0.85%, 07/01/03	3,300	3,300
◗■ Water & Sewer Systems RB Series 2003F Subseries F-1		
0.97%, 07/07/03	20,000	20,000
✚◗■ Water & Sewer System RB TOBP (PA-1054)		
1.00%, 07/07/03	10,000	10,000
✚◗■ Water & Sewer System RB TOBP (PA-523) Series 1999B		
0.98%, 07/07/03	4,735	4,735
◗■ Water & Sewer System RB TOBP (PA-838)		
1.02%, 07/07/03	4,995	4,995
New York City Transitional Finance Authority, New York		
BAN Series 1		
1.63%, 11/06/03	25,000	25,075
BAN Series 2		
0.95%, 02/19/04	8,525	8,581
1.07%, 02/19/04	25,000	25,147
1.10%, 02/19/04	40,000	40,226
Future Secured Tax Revenue Refunding Bond Series 2003A		
1.45%, 11/01/03	20,210	20,347
✚■ RB (Future Tax Secured) Series 2001C		
0.95%, 07/07/03	2,000	2,000
◗■ RB Subseries 2002-2A		
0.95%, 07/01/03	10,000	10,000
◗■ RB Subseries 2D		
0.95%, 07/07/03	2,500	2,500
✚◗■ RB TOB Series 2000A		
1.01%, 07/07/03	15,720	15,720
◗■ RB TOBP (PA-917)		
1.07%, 07/07/03	14,545	14,545
◗■ TOBP (PT-1724)		
1.01%, 07/01/03	6,000	6,000
✚■ **New York City, New York Trust for Cultural Resources**		
RB (American Museum of Natural History Project) Series 1999B		
1.60%, 07/01/03	13,360	13,360
✚ **New York Metropolitan Transportation Authority**		
◗■ RB (Dedicated Tax Fund) Series 2002B		
0.95%, 07/07/03	9,000	9,000
■ RB TOB Series 724X		
1.00%, 07/07/03	22,000	22,000
◗■ RB TOBP (PA-1031-R)		
1.15%, 08/21/03	19,995	19,995
◗■ Revenue Refunding Bond Series 2002G-2		
0.96%, 07/07/03	5,000	5,000
◗■ Revenue Refunding Bond Series 2002D-1		
0.90%, 07/07/03	9,600	9,600
◗■ Revenue Refunding Bond Series 2002G-1		
0.96%, 07/07/03	4,725	4,725
◗■ Service Contract TOB Series 678		
1.00%, 07/07/03	19,000	19,000
Transportation Facilities RB (Service Contract) Series 1993P		
1.15%, 07/01/03	4,000	4,060
TECP		
1.10%, 09/10/03	18,500	18,500

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
TECP Series 1-A		
0.90%, 09/09/03	25,000	25,000
0.90%, 11/10/03	5,000	5,000
+ New York State		
Environmental Quality GO		
Series 1998G		
1.48%, 10/02/03	14,300	14,300
■ GO Series A		
1.50%, 10/09/03	16,200	16,200
+■ New York State Dormitory		
Authority		
RB (New York Foundling		
Charitable Corp. Project)		
0.96%, 07/07/03	4,355	4,355
▶ RB Putters Series 107		
1.20%, 09/04/03	11,625	11,625
▶ RB TOB Series 15		
0.90%, 12/17/03	27,030	27,030
▶ RB TOB Series 2001D		
1.00%, 07/07/03	2,900	2,900
▶ TOB		
1.01%, 07/07/03	12,375	12,375
▶ TOBP (PT-797) Series 2003A		
0.98%, 07/07/03	7,295	7,295
+▶■ New York State Energy		
Research & Development Authority		
Gas Facilities RB TOB		
Series 379		
1.00%, 07/07/03	14,125	14,125
TOB (Eagle Trust)		
Series 1994A		
1.01%, 07/07/03	14,850	14,850
▶■ New York State Environmental		
Facilities Corp.		
Environmental Pollution Control		
RB TOB Series 1994D		
1.01%, 07/07/03	17,050	17,050
TOB (Eagle Trust)		
1.01%, 07/07/03	24,225	24,225
+■ New York State HFA		
Housing RB (345 East 94th		
Street Housing Project)		
0.90%, 07/07/03	26,165	26,165
Housing RB (Worth Street		
Housing Project) Series A		
1.15%, 07/07/03	10,000	10,000
M/F Housing RB Series 1999A		
0.96%, 07/07/03	17,500	17,500
RB (101 West End Project)		
Series 1998		
0.90%, 07/07/03	10,600	10,600
RB (101 West End Project)		
Series 1999		
0.90%, 07/07/03	1,600	1,600
RB (150 East 44th Street		
Project) Series 2000A		
0.90%, 07/07/03	43,500	43,500
RB (345 East 94th Street		
Housing Project)		
0.90%, 07/07/03	3,800	3,800
RB (350 West 43rd Street		
Housing Project)		
Series 2002A		
0.98%, 07/07/03	14,000	14,000
RB (66 West 38th Street		
Project) Series A		
1.00%, 07/07/03	11,400	11,400
RB (70 Battery Place Project)		
Series 1999A		
0.96%, 07/07/03	10,100	10,100
RB (Chelsea Arms Housing		
Project) Series 1998A		
0.95%, 07/07/03	18,000	18,000
RB (East 84th Street Housing		
Project) Series1995A		
1.15%, 07/07/03	4,000	4,000
RB (Tribeca Landing)		
Series 1997A		
1.00%, 07/07/03	4,500	4,500
RB (Tribeca Park) Series 1997A		
0.95%, 07/07/03	13,000	13,000
RB (Union Square South		
Housing Project)		
1.00%, 07/07/03	9,000	9,000
RB (West 20th Street Project)		
Series 2001A		
1.05%, 07/07/03	30,600	30,600
RB (West 38th Street Project)		
Series 2001A		
1.00%, 07/07/03	5,200	5,200
RB Series 1997A		
1.00%, 07/07/03	20,000	20,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Service Contract Revenue Refunding Bond Series 2003B 0.90%, 07/07/03	10,000	10,000
Service Contract Revenue Refunding Bond Series 2003D 0.90%, 07/07/03	15,000	15,000
Service Contract Revenue Refunding Bond Series 2003E 0.90%, 07/07/03	5,000	5,000
Service Contract Revenue Refunding Bond Series 2003G 1.05%, 07/07/03	10,000	10,000
Service Contract Revenue Refunding Bond Series 2003I 1.05%, 07/07/03	12,500	12,500
+■ New York State Local Government Assistance Corp.		
RB Series 1993A 0.90%, 07/07/03	6,600	6,600
RB Series 1994B 0.90%, 07/07/03	17,100	17,100
RB Series 1995D 0.90%, 07/07/03	7,500	7,500
RB Series 1995G 0.85%, 07/07/03	8,800	8,800
◗ Revenue Refunding Bond Series 2003A-5V 0.92%, 07/07/03	10,000	10,000
◗ Revenue Refunding Bond Series 2003A-7V 0.90%, 07/07/03	5,000	5,000
◗ TOB 1.01%, 07/07/03	9,900	9,900
TOB Series 2000-23 1.01%, 07/07/03	20,965	20,965
◗■ New York State Mortgage Agency		
RB TOB Series 1999Z 1.00%, 07/07/03	8,765	8,765
RB TOB Series 2000B3 1.09%, 07/07/03	790	790
RB TOBP (PA-153C) 1.01%, 07/07/03	4,640	4,640

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
RB TOBP (PA-627R) 1.01%, 07/07/03	13,995	13,995
RB TOBP (PT-289) 1.15%, 07/07/03	5,465	5,465
TOB Series 1999F 1.00%, 07/07/03	24,795	24,795
◗■ New York State Power Authority		
RB Series 5 0.95%, 07/07/03	8,400	8,400
New York State Thruway Authority		
General Revenue BAN Series 2003A 1.10%, 04/20/04	30,000	30,006
◗■ General Revenue TOB Series 456 1.00%, 07/07/03	6,995	6,995
+◗■ RB TOBP (Second General Highway & Bridge Trust Fund) (PT-777) 0.98%, 07/07/03	10,000	10,000
◗■ Service Contract RB (Roc-R-142) Series II 1.01%, 07/07/03	4,995	4,995
North Syracuse, New York Central School District		
BAN Series 2003 0.95%, 06/18/04	29,200	29,423
Port Authority of New York & New Jersey		
BAN Series 2003VV 1.12%, 12/15/03	35,000	35,004
+◗■ Special Obligation RB TOB Series 2000B5 1.08%, 07/07/03	1,485	1,485
+■ Schenectady, New York		
IDRB (Fortitech Holding Corp. Project) Series 1995A 1.10%, 07/07/03	900	900
Sherburne Earlville, New York Central School District		
BAN Series 2002 1.52%, 09/18/03	5,978	5,989
Suffolk County, New York		
TAN 1.05%, 08/14/03	5,000	5,003
1.50%, 09/09/03	8,300	8,316

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Suffolk County, New York Water Authority		
BAN 2003		
0.90%, 07/07/03	10,000	10,000
Tompkins County, New York Industrial Development Agency		
RB (Civic Facility Cornell) Series 2002A		
0.95%, 07/07/03	6,525	6,525
RB (Civic Facility Cornell) Series 2002B		
0.95%, 07/07/03	7,000	7,000
Triborough, Bridge & Tunnel Authority, New York		
RB Putters Series 293		
1.00%, 07/07/03	9,995	9,995
RB Series 194		
1.01%, 07/07/03	9,995	9,995
RB TOB Series 2002-14		
1.01%, 07/07/03	20,000	20,000
+ Revenue Refunding Bond Series 2002C		
0.85%, 07/07/03	10,000	10,000
+ Special Obligation RB Series C		
0.90%, 07/07/03	13,200	13,200
+ Special Obligation Refunding Bond Series 2000A		
0.90%, 07/07/03	8,550	8,550
TOBP (PA-1070)		
1.00%, 07/07/03	14,000	14,000
Ulster County, New York		
BAN 2003		
1.00%, 06/11/04	6,500	6,546
West Genesee Central, New York School District		
BAN 2002		
1.60%, 07/11/03	13,935	13,939
Westchester County, New York IDA		
IDRB (Levister Redevelopment Co., LLC) Series B		
0.90%, 07/07/03	6,000	6,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Yonkers, New York Civic Facilities		
IDRB (Consumers Union Facility Project) Series 1989		
1.05%, 07/07/03	1,300	1,300
IDRB (Consumers Union Facility Project) Series 1991		
1.05%, 07/07/03	700	700
IDRB (Consumers Union Facility Project) Series 1994		
1.05%, 07/07/03	1,740	1,740
		1,735,148
Puerto Rico 1.6%		
Government Development Bank of Puerto Rico		
TECP		
1.00%, 08/07/03	19,000	19,000
Puerto Rico Housing Finance Corporation		
RB TOB Series J		
1.20%, 04/01/04	9,900	9,900
		28,900

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$1,764,048
Cash	19,997
Receivables:	
Fund shares sold	1,455
Interest	5,329
Investments sold	3,000
Prepaid expenses	+ 21
Total assets	**1,793,850**

> The amortized cost for the fund's securities was $1,764,048. During the reporting period, the fund had $224,410 in transactions with other SchwabFunds®.

Liabilities

Payables:	
Fund shares redeemed	3,068
Dividends to shareholders	330
Investments bought	8,490
Investment adviser and administrator fees	33
Transfer agent and shareholder service fees	52
Accrued expenses	+ 98
Total liabilities	**12,071**

Net Assets

Total assets	1,793,850
Total liabilities	− 12,071
Net assets	**$1,781,779**

Net Assets by Source

Capital received from investors	1,781,798
Net realized capital losses	(19)

Net Assets by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$1,047,748		1,047,837		$1.00
Value Advantage Shares	$734,031		734,024		$1.00

Federal Tax Data

Cost basis of portfolio	$1,764,048

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2008	$58
2009	+ 43
	$101

Statement of

Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest		**$10,403**

Net Realized Gains and Losses

Net realized gains on investments sold		98

Expenses

Investment adviser and administrator fees		3,144
Transfer agent and shareholder service fees:		
Sweep Shares		2,225
Value Advantage Shares		795
Trustees' fees		17
Custodian and portfolio accounting fees		82
Professional fees		14
Registration fees		24
Shareholder reports		35
Other expenses	+	10
Total expenses		6,346
Expense reduction	−	1,308
Net expenses		**5,038**

Increase in Net Assets from Operations

Total investment income		10,403
Net expenses	−	5,038
Net investment income		**5,365**
Net realized gains	+	98
Increase in net assets from operations		**$5,463**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.20
Value Advantage Shares	0.17

For the fund's independent trustees only.

Includes $1,272 from the investment adviser (CSIM) and $36 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.69
Value Advantage Shares	0.45

This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$5,365	$14,200
Net realized gains	+ 98	198
Increase in net assets from operations	**5,463**	**14,398**

Distributions Paid

Dividends from net investment income		
Sweep Shares	2,599	7,395
Value Advantage Shares	+ 2,766	6,805
Total dividends from net investment income	**5,365**	**14,200**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

Sweep Shares	1,595,693	2,917,032
Value Advantage Shares	+ 412,572	691,543
Total shares sold	**2,008,265**	**3,608,575**

Shares Reinvested

Sweep Shares	2,413	7,250
Value Advantage Shares	+ 2,433	6,470
Total shares reinvested	**4,846**	**13,720**

Shares Redeemed

Sweep Shares	(1,493,981)	(2,869,694)
Value Advantage Shares	+ (357,184)	(625,673)
Total shares redeemed	**(1,851,165)**	**(3,495,367)**
Net transactions in fund shares	**161,946**	**126,928**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	1,619,735	1,492,609
Total increase	+ 162,044	127,126
End of period	**$1,781,779**	**$1,619,735**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Statements

Schwab New Jersey Municipal Money Fund

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	2/2/98[1]– 12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[2]	0.01	0.02	0.03	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[2]	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.27[3]	0.84	2.13	3.38	2.58	2.60[3]
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.65[4]	0.65[5]	0.65	0.65[6]	0.65	0.65[4]
Ratio of gross operating expenses to average net assets	0.86[4]	0.88[5]	0.90	0.92[6]	0.94	1.13[4]
Ratio of net investment income to average net assets	0.53[4]	0.83	2.08	3.35	2.60	2.75[4]
Net assets, end of period ($ x 1,000,000)	489	425	382	321	206	98

* Unaudited.

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] The ratios of net and gross operating expenses would have been 0.66% and 0.89%, respectively, if certain non-routine expenses (taxes) had been included.

[6] The ratios of net and gross operating expenses would have been 0.66% and 0.93%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
100.0%	Municipal Securities	467,283	467,283
100.0%	Total Investments	467,283	467,283

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Municipal Securities 100.0% of investments		
New Jersey 99.7%		
✚◗■ **Delaware River Port Authority**		
RB TOBP (PA-606)		
1.01%, 07/07/03	14,050	14,050
RB TOBP (PA-611)		
1.01%, 07/07/03	1,695	1,695
Delran Township, New Jersey		
BAN		
1.10%, 01/14/04	2,842	2,852
East Brunswick Township, New Jersey		
BAN		
1.10%, 02/27/04	8,000	8,048
✚◗■ **Essex County, New Jersey Improvement Authority**		
Lease Revenue TOBP (PA-648)		
0.97%, 07/07/03	5,995	5,995
RB (County Asset Sale Project) Series 1995		
0.95%, 07/07/03	1,000	1,000
✚■ **Monmouth County, New Jersey Improvement Authority**		
RB (Pooled Government Loan Program)		
0.83%, 07/07/03	12,085	12,085
✚ **New Jersey Economic Development Authority**		
Market Transition Facility Sr. Lien RB Series 1994A		
0.87%, 07/01/03	5,000	5,000
◗■ Natural Gas Facilities RB TOB (Nui Corp. Project) Series 161		
1.01%, 07/07/03	1,525	1,525
■ RB (500 International Partners Project)		
0.95%, 07/07/03	5,800	5,800
■ RB (Catholic Community Services Project)		
0.95%, 07/07/03	4,910	4,910
■ RB (Geriatric Services Housing Corp. Project)		
0.95%, 07/07/03	10,475	10,475
■ RB (Golf Holdings, LLC) Series 2001A		
0.95%, 07/07/03	22,000	22,000
■ RB (Graphic Management, Inc. Project)		
0.95%, 07/07/03	5,245	5,245
■ RB (Hamilton Industrial Development Project) Series 1998		
1.10%, 07/07/03	6,220	6,220
■ RB (Jewish Home Rockleigh Project) Series 1998A		
1.27%, 07/07/03	4,900	4,900
■ RB (Job Haines Home Project)		
1.00%, 07/07/03	3,700	3,700
■ RB (St. James Prep & Social Service Project) Series 1998		
1.00%, 07/07/03	3,240	3,240

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
■ RB (Stone Brothers Secaucus Project) 1.03%, 07/07/03	1,860	1,860
■ RB (Toys R Us, Inc. Project) Series 1984 1.35%, 07/30/03	3,000	3,000
■ RB (Wechsler Coffee Corp. Project) Series 1998 1.15%, 07/07/03	870	870
◗■ RB TOBP (PT-779) 0.97%, 07/07/03	9,995	9,995
◗■ Revenue Refunding Bond (Airis Newark, LLC Project) 0.95%, 07/07/03	3,800	3,800
■ Revenue Refunding Bond (Plaza Park Project 1.10%, 07/07/03	3,615	3,615
■ Special Facility RB (Port Newark Container, LLC) 1.03%, 07/07/03	14,300	14,300
TECP (Chambers Cogen) 0.90%, 09/10/03	10,300	10,300
TECP (Keystone) 0.90%, 09/09/03 0.90%, 09/10/03	3,600 2,300	3,600 2,300
■ Thermal Energy Facilities RB (Marina Energy, LLC Project) Series 2001A 0.95%, 07/07/03	7,100	7,100
■ Thermal Energy Facilities RB (Thermal Energy, Ltd. Partnership I Project) Series 1997 1.10%, 07/07/03	4,600	4,600
+■ New Jersey Health Care Facilities Financing Authority		
RB (Community Hospital Group) Series 2003A-1 0.95%, 07/07/03	1,500	1,500
RB (Matheny School Hospital) Series 2003A-2 0.95%, 07/07/03	1,750	1,750
RB (Meridian Health System) Series 2003A 0.90%, 07/07/03	5,000	5,000
RB (Meridian Health System) Series 2003B 1.00%, 07/07/03	3,000	3,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
RB (Princeton Medical Center Project) Series 1999A-3 0.95%, 07/07/03	2,100	2,100
RB (Robert Wood Johnson) Series 2003A-3 0.95%, 07/07/03	2,500	2,500
RB (St. Joseph's) Series 2003A-6 0.95%, 07/07/03	3,250	3,250
RB Series 2001A1 0.90%, 07/07/03	6,300	6,300
RB Series 2001A3 0.90%, 07/07/03	7,000	7,000
◗ RB TOBP (PA-504) 0.97%, 07/07/03	11,630	11,630
Revenue Refunding Bond (Christian Health Project) Series 1998B 0.94%, 07/07/03	9,400	9,400
+◗■ New Jersey Sports & Exposition Authority		
RB (State Contract) Series 2002B-1 0.90%, 07/07/03	4,675	4,675
RB Series 1992C 0.90%, 07/07/03	3,500	3,500
New Jersey State Educational Facilities Authority		
+■ RB (Caldwell College) Series 2000B 1.00%, 07/07/03	2,300	2,300
RB (Higher Education Equipment Leasing Fund) Series 2001A 1.02%, 09/01/03	3,300	3,316
+◗■ TOB Series II-R 213 0.98%, 07/07/03	8,610	8,610
+◗■ New Jersey State Housing & Mortgage Finance Agency		
TOB PT-635 1.00%, 07/07/03	4,305	4,305
RB TOBP (PT-285) 1.25%, 07/17/03	645	645
RB TOBP (PT-287) 1.00%, 07/01/03	1,000	1,000
+ RB (Home Buyer Project) Series EE 1.10%, 04/01/04	7,430	7,430

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+▶■ New Jersey State Transit Corp.		
TOB (Certificates)		
Series 2000- 148		
0.95%, 07/07/03	500	500
+■ New Jersey State		
Transportation Trust Fund		
Authority		
▶ TOB Series 203		
0.98%, 07/07/03	4,895	4,895
TOB Series 2000C		
0.98%, 07/07/03	11,495	11,495
▶ TOB Series II-R 221		
0.98%, 07/07/03	4,995	4,995
+■ New Jersey State Turnpike		
Authority		
RB Series 1991D		
0.90%, 07/07/03	2,000	2,000
▶ RB TOB (2000-3002)		
0.98%, 07/07/03	8,000	8,000
▶ RB TOBP (PA-719)		
1.01%, 07/07/03	3,665	3,665
▶ RB TOBP (PT-747)		
1.06%, 07/07/03	3,595	3,595
▶ TOB (Munitops) Series 2000-6		
1.01%, 07/07/03	7,000	7,000
Newark, New Jersey		
BAN		
1.65%, 08/01/03	7,984	7,990
1.75%, 08/01/03	3,650	3,652
1.85%, 08/01/03	6,735	6,739
+▶■ North Hudson, New Jersey		
Sewage Authority		
RB Series 2001B		
0.90%, 07/07/03	11,650	11,650
+ Passaic Valley, New Jersey		
Sewage Commission		
Sewer System RB		
Series 2003F		
1.15%, 12/01/03	4,470	4,505
Port Authority of New York &		
New Jersey		
BAN Series 2003VV		
1.03%, 12/15/03	2,400	2,401
1.12%, 12/15/03	15,000	15,002

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ RB (119th Series)		
1.55%, 09/15/03	2,975	2,996
RB Series 2003UU		
1.04%, 10/15/03	12,000	12,033
+▶■ Special Obligation RB TOB		
Series 2000B5		
1.08%, 07/07/03	800	800
+ TECP		
1.05%, 08/11/03	7,000	7,000
0.90%, 09/08/03	2,000	2,000
+▶■ TOB Series 153		
1.00%, 07/07/03	370	370
+▶■ TOB Series 693		
1.01%, 07/07/03	7,000	7,000
+■ TOBP (PA-518)		
1.10%, 04/08/04	6,795	6,795
Princeton Borough, New Jersey		
BAN		
0.90%, 06/11/04	8,214	8,260
Princeton Township, New Jersey		
BAN		
0.88%, 06/11/04	8,962	9,014
Sparta Township, New Jersey		
BAN		
1.02%, 06/04/04	6,595	6,639
+▶■ Trenton, New Jersey Parking		
Authority		
Putters RB TOB Series 221		
0.95%, 07/07/03	4,320	4,320
+■ Union County, New Jersey		
Improvement Authority		
RB (Cedar Glen Housing Corp.)		
Series 2001A		
0.90%, 07/07/03	13,100	13,100
+▶■ University Medicine & Dentistry		
of New Jersey		
RB Series 2002B		
0.98%, 07/07/03	7,000	7,000
Woodbridge Township,		
New Jersey		
BAN		
1.52%, 07/08/03	7,000	7,001
		465,703

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Puerto Rico 0.3%		
✦❯■ **Puerto Rico Commonwealth**		
Public Improvement TOB		
Series 2001R		
1.00%, 07/07/03	635	635
Public Improvement TOB		
Series 3		
0.98%, 07/07/03	200	200
✦❯■ **Puerto Rico Housing Finance Corp.**		
RB TOB Series R		
1.00%, 07/07/03	745	745
		1,580

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$467,283
Cash	9,607
Receivables:	
Interest receivable	1,632
Investments sold	11,041
Prepaid expenses	+ 10
Total assets	**489,573**

Liabilities

Payables:	
Dividends to shareholders	75
Investment adviser and administrator fees	7
Transfer agent and shareholder service fees	18
Accrued expenses	+ 32
Total liabilities	**132**

Net Assets

Total assets	489,573
Total liabilities	− 132
Net assets	**$489,441**

Net Assets by Source

Capital received from investors	489,432
Net realized capital gains	9

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$489,441		489,172		$1.00

The amortized cost for the fund's securities was $467,283. During the reporting period, the fund had $288,300 in transactions with other SchwabFunds®.

Federal Tax Data

Cost basis of portfolio	$467,283

See financial notes. 21

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest		**$2,715**

Net Realized Gains and Losses

Net realized gains on investments sold		9

Expenses

Investment adviser and administrator fees		871
Transfer agent and shareholder service fees		1,032
Trustees' fees		14
Custodian and portfolio accounting fees		19
Professional fees		10
Registration fees		10
Shareholder reports		9
Other expenses	+	6
Total expenses		1,971
Expense reduction	–	480
Net expenses		**1,491**

Increase in Net Assets from Operations

Total investment income		2,715
Net expenses	–	1,491
Net investment income		**1,224**
Net realized gains	+	9
Increase in net assets from operations		**$1,233**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

		1/1/03–6/30/03	1/1/02–12/31/02
Net investment income		$1,224	$3,334
Net realized gains	+	9	339
Increase in net assets from operations		**1,233**	**3,673**

Distributions Paid

Dividends from net investment income		**1,224**	**3,348**

Transactions in Fund Shares

Shares sold		601,826	1,159,279
Shares reinvested		1,136	3,302
Shares redeemed	+	(538,333)	(1,120,441)
Net transactions in fund shares		**64,629**	**42,140**

Net Assets

Beginning of period		424,803	382,338
Total increase	+	64,638	42,465
End of period		**$489,441**	**$424,803**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

See financial notes.

Financial Statements

Schwab Pennsylvania Municipal Money Fund

Financial Highlights

	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	2/2/98[1]–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[2]	0.01	0.02	0.04	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[2]	(0.01)	(0.02)	(0.04)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.30[3]	0.87	2.20	3.57	2.71	2.72[3]
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.65[4]	0.65	0.65	0.65[5]	0.65	0.65[4]
Ratio of gross operating expenses to average net assets	0.87[4]	0.89	0.92	0.92[5]	0.94	1.16[4]
Ratio of net investment income to average net assets	0.61[4]	0.87	2.14	3.52	2.68	2.85[4]
Net assets, end of period ($ x 1,000,000)	316	301	292	225	164	122

* Unaudited.
[1] Commencement of operations.
[2] Per-share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.
[5] The ratios of net and gross operating expenses would have been 0.66% and 0.93%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
100.0%	Municipal Securities	315,577	315,577
100.0%	Total Investments	315,577	315,577

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Municipal Securities 100.0% of investments		
Pennsylvania 95.6%		
✚■ **Allegheny County, Pennsylvania IDA**		
RB (Saureisen Project) 1.30%, 07/07/03	1,200	1,200
◗ RB TOB MERLOTS 2002-A48 1.08%, 07/07/03	14,495	14,495
✚■ **Berks County, Pennsylvania IDA**		
RB (Beacon Container Project) 1.20%, 07/07/03	1,420	1,420
✚■ **Blair County, Pennsylvania IDA**		
RB (Village of Penn State Project) Series 2002C 0.97%, 07/07/03	5,000	5,000
✚■ **Bucks County, Pennsylvania IDA**		
RB (Klearfold Project) 1.30%, 07/07/03	4,000	4,000
✚■ **Cambria County, Pennsylvania**		
IDRB Resource Recovery (Cambria Cogen Co. Project) 1.05%, 07/07/03	15,250	15,250
✚■ **Chester County, Pennsylvania Health & Education Facilities Authority**		
RB (Simpson Meadows Project) 1.00%, 07/07/03	3,000	3,000
✚■ **Clarion County, Pennsylvania IDA**		
IDRB Energy Development (Piney Creek Project) 0.98%, 07/07/03	16,000	16,000
✚■ **Delaware County, Pennsylvania Authority**		
Hospital RB (Crozer Chester Medical Center) 1.00%, 07/07/03	5,000	5,000
✚■ **Delaware County, Pennsylvania IDA**		
RB (YMCA of Philadelphia Project) Series 1999 1.10%, 07/07/03	2,565	2,565
✚◗■ **Delaware Valley, Pennsylvania Regional Finance Authority**		
Local Government RB TOB Series 2002E 1.04%, 07/07/03	4,555	4,555
✚◗■ **Erie County, Pennsylvania School District**		
GO Series 2001 TOB 2001-5 1.10%, 10/08/03	16,800	16,800
✚◗■ **Harrisburg, Pennsylvania Authority**		
RB Series 2002B 1.25%, 07/07/03	2,500	2,500
✚■ **Lancaster County, Pennsylvania Hospital Authority**		
Health Center RB (Brethren Village Project) 1.05%, 07/07/03	1,300	1,300

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+▶■ Mercer County, Pennsylvania		
GO TOB (Munitops Certificates) Unlimited Series 2001-18 1.04%, 07/07/03	3,600	3,600
+■ Montgomery County, Pennsylvania Higher Education & Health Authority		
RB (Madlyn & Leonard Abramson Project) 1.00%, 07/07/03	3,200	3,200
+ Montgomery County, Pennsylvania IDA		
■ Environmental Facilities RB (Lonza, Inc. Project) 1.09%, 07/07/03	7,000	7,000
TECP Exelon 1.10%, 07/03/03	10,000	10,000
TECP PECO Energy 1.05%, 08/18/03	5,400	5,400
+■ Montgomery County, Pennsylvania Redevelopment Authority		
M/F Housing RB (Brookside Manor Apartments) Series 2001A 0.85%, 07/07/03	1,300	1,300
+ Northampton County, Pennsylvania Higher Education Authority		
RB (Lehigh University) 0.82%, 08/15/03	1,500	1,509
+▶■ Northampton County, Pennsylvania General Purpose Authority		
RB TOB Series 2002-2 1.13%, 12/03/03	3,000	3,000
+▶■ Norwin Pennsylvania School District		
GO TOB (Munitops Certificates) Series 2001-12 1.15%, 12/03/03	8,710	8,710
Pennsylvania State		
GO Series 2003 0.92%, 07/01/04	4,990	5,242

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ GO (Macon Trust Receipts) Series 2001F		
1.06%, 07/07/03	3,575	3,575
+▶■ TOB Series 1997C		
1.05%, 07/07/03	11,870	11,870
+▶■ TOBP (PA-1035R)		
0.90%, 12/18/03	4,995	4,995
+■ TOBP (PA-1131)		
0.99%, 07/07/03	10,000	10,000
+▶■ Pennsylvania Convention Center Authority		
RB TOBP (PT-1224) 0.99%, 07/07/03	3,345	3,345
■ Pennsylvania Economic Development Finance Authority		
+ Exempt Facilities RB (AMTRAK Project) Series 2001B 1.00%, 07/07/03	9,900	9,900
Exempt Facilities RB (Merck & Company Project) Series 2000 1.05%, 07/07/03	5,000	5,000
+ Exempt Facilities RB (Reliant Energy Seward Project) Series 2001A 1.03%, 07/07/03	7,900	7,900
+■ Exempt Facilities RB (Reliant Energy Seward, LLC Project) Series 2002B 1.15%, 07/07/03	6,000	6,000
RB (Merck & Co., Inc. West Point Project) 1.05%, 07/07/03	11,700	11,700
+■ Pennsylvania Energy Development Authority		
RB (B&W Ebensburg Project) 0.98%, 07/07/03	8,100	8,100
Pennsylvania HFA		
▶■ RB TOB Series1998Y 1.20%, 09/25/03	7,400	7,400
Residential Development Revenue Refunding Bond 1.25%, 07/01/03	1,375	1,375
▶■ S/F Mortgage RB TOBP (PT-278) Series 1999-66A 0.90%, 12/18/03	10,340	10,340

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
▶■ S/F Mortgage RB TOBP (PT-119A) Series 1997 0.99%, 07/07/03	3,965	3,965
▶■ S/F Mortgage TOBP (P-1055) 1.03%, 07/07/03	3,600	3,600
▶■ TOB (PA-989R) 1.03%, 07/07/03	5,600	5,600
▶■ TOB (Regulation D) Series L10 1.15%, 07/07/03	6,000	6,000
▶ TOB Series 1999U 1.20%, 08/14/03	4,895	4,895
Pennsylvania Higher Education Assistance Agency RB (Trustees of University of Pennsylvania) Series B 1.46%, 09/01/03	2,000	2,017
+▶■ Student Loan RB Series 2000A 1.05%, 07/07/03	4,200	4,200
+▶■ Student Loan RB Series 2001A 1.05%, 07/07/03	7,800	7,800
■ **Pennsylvania State University** RB Series 2002A 1.00%, 07/07/03	1,300	1,300
+▶■ **Philadelphia Authority for Industrial Development, Pennsylvania** IDRB TOBP (1998PZ) (Philadelphia Airport) Series 1998A 1.68%, 07/10/03	5,000	5,000
+ **Philadelphia School District, Pennsylvania** Revenue Refunding Bond Series 1999D 0.87%, 03/01/04	1,000	1,028
+▶■ **Spring Ford, Pennsylvania Area School District** TOB Series 247 1.01%, 07/07/03	3,500	3,500

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Temple University of the Commonwealth System of Higher Education, Pennsylvania RB (University Funding Obligation) 1.20%, 05/04/04	7,100	7,100
+ **Trinity, Pennsylvania Area School District** Revenue Refunding GO Series 1993A 1.10%, 11/01/03	500	506
+■ **West Cornwall Township, Pennsylvania Municipal Authority** RB (Lebanon Valley Brethren Project) 1.05%, 07/07/03	1,520	1,520
		301,577

Puerto Rico 4.4%

Issuer	Face Value	Mkt. Value
Government Development Bank of Puerto Rico TECP		
1.00%, 08/07/03	3,500	3,500
1.00%, 08/15/03	6,500	6,500
0.90%, 09/19/03	4,000	4,000
		14,000

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$315,577
Cash		45
Interest receivable		792
Prepaid expenses	+	19
Total assets		**316,433**

Liabilities

Payables:		
Dividends to shareholders		58
Investment adviser and administrator fees		4
Transfer agent and shareholder service fees		12
Accrued expenses	+	27
Total liabilities		**101**

Net Assets

Total assets		316,433
Total liabilities	–	101
Net assets		**$316,332**

Net Assets by Source

Capital received from investors	316,332

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$316,332		316,346		$1.00

The amortized cost for the fund's securities was $315,577. During the reporting period, the fund had $409,290 in transactions with other SchwabFunds®.

Federal Tax Data

Cost basis of portfolio	$315,577

 See financial notes.

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest	**$1,960**

Expenses

Investment adviser and administrator fees		590
Transfer agent and shareholder service fees		699
Trustees' fees		16
Custodian and portfolio accounting fees		16
Professional fees		11
Registration fees		8
Shareholder reports		7
Other expenses	+	7
Total expenses		1,354
Expense reduction	−	344
Net expenses		**1,010**

Increase in Net Assets from Operations

Total investment income		1,960
Net expenses	−	1,010
Net investment income		**950**
Increase in net assets from operations		**$950**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

		1/1/03–6/30/03	1/1/02–12/31/02
Net investment income		$950	$2,481
Net realized gains	+	–	27
Increase in net assets from operations		**950**	**2,508**

Distributions Paid

Dividends from net investment income		**950**	**2,485**

Transactions in Fund Shares

Shares sold		466,220	836,701
Shares reinvested		879	2,427
Shares redeemed	+	(451,968)	(829,555)
Net transactions in fund shares		**15,131**	**9,573**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period		301,201	291,605
Total increase	+	15,131	9,596
End of period		**$316,332**	**$301,201**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Statements

Schwab Florida Municipal Money Fund

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	3/18/98[1]– 12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[2]	0.01	0.02	0.04	0.03	0.02
Less distributions:						
Dividends from net investment income	(0.00)[2]	(0.01)	(0.02)	(0.04)	(0.03)	(0.02)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.29[3]	0.96	2.32	3.62	2.78	2.37[3]
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.61[4]	0.59	0.59	0.59[5]	0.59	0.59[4]
Ratio of gross operating expenses to average net assets	0.85[4]	0.87	0.87	0.88[5]	0.92	1.00[4]
Ratio of net investment income to average net assets	0.59[4]	0.95	2.30	3.56	2.75	2.95[4]
Net assets, end of period ($ x 1,000,000)	1,016	1,785	1,518	1,435	1,215	1,016

* Unaudited.
[1] Commencement of operations.
[2] Per-share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.
[5] The ratios of net and gross operating expenses would have been 0.60% and 0.89%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.0% **Municipal Securities**	1,055,035	1,055,035
100.0% **Total Investments**	1,055,035	1,055,035

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Municipal Securities 100.0% of investments

California 4.9%

✚ **California Higher Education Loan Authority**
Revenue Refunding Bond (Student Loan)
Series 1987C-1
1.65%, 07/01/03	10,000	10,000

◗ **California State**
GO TECP
1.05%, 08/07/03	16,000	16,000
1.10%, 08/07/03	1,000	1,000
1.15%, 08/12/03	25,000	25,000
		52,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

District of Columbia 1.2%

◗ **Metropolitan Washington, D.C. Airport Authority**
TECP
1.10%, 07/10/03	13,000	**13,000**

Florida 79.6%

✚■ **Alachua County, Florida Health Facilities Authority**
RB (Oak Hammock University of Florida Project)
Series 2002A
| 1.00%, 07/01/03 | 2,400 | 2,400 |

✚■ **Brevard County, Florida HFA**
M/F Housing Revenue Refunding Bond (Shore View Apartment Project)
| 1.00%, 07/07/03 | 1,900 | 1,900 |

✚■ **Broward County, Florida Educational Facilities Authority**
RB (Nova SouthEastern)
Series 2000A
| 1.00%, 07/07/03 | 5,500 | 5,500 |

✚■ **Broward County, Florida HFA**
M/F Housing Revenue Refunding Bond (Island Club Apartments Project) Series 2001A
| 1.08%, 07/07/03 | 100 | 100 |
◗ S/F Mortgage RB TOBP (PT-589)
| 1.08%, 07/07/03 | 2,615 | 2,615 |

Broward County, Florida School District
Refunding GO
| 1.10%, 02/15/04 | 9,625 | 9,857 |

✚■ **Charlotte County, Florida HFA**
M/F Housing RB (Murdock Circle Apartments Project)
| 1.13%, 07/07/03 | 4,200 | 4,200 |

✚■ **Clay County, Florida Utility System**
RB Series 2003A
| 1.00%, 07/07/03 | 840 | 840 |

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Dade County, Florida		
IDRB (Dolphins Stadium Project)		
Series 1985C		
1.00%, 07/07/03	500	500
◗ Water & Sewer Systems RB		
0.95%, 07/07/03	600	600
+▲ Dade County, Florida School		
District		
Refunding GO		
0.90%, 07/15/04	15,530	16,194
◗■ Escambia County, Florida HFA		
+ S/F Mortgage RB		
Series 2001C		
1.10%, 07/07/03	2,290	2,290
S/F Mortgage RB		
Series 2002B		
1.15%, 09/04/03	2,725	2,725
+ S/F Mortgage RB TOB		
Series 1997A		
1.13%, 07/07/03	4,365	4,365
S/F Mortgage RB TOBP		
(PT-121)		
1.08%, 07/07/03	6,100	6,100
+ S/F Mortgage RB TOBP		
(PT-519)		
1.08%, 07/07/03	3,135	3,135
+■ Eustis, Florida		
Multi-Purpose RB		
1.00%, 07/07/03	1,010	1,010
+ Florida Capital Projects		
Financial Authority		
Airport RB		
Series 2001I		
1.09%, 06/01/04	3,480	3,580
+■ Florida Development Finance		
Corp.		
IDRB (Central Farms, Ltd.		
Project) Series 1999A4		
1.10%, 07/07/03	1,180	1,180
IDRB (Pioneer Ram Project)		
Series 1998A3		
1.10%, 07/07/03	1,070	1,070
IDRB (Schmitt Family Project)		
Series 1999A2		
1.10%, 07/07/03	2,125	2,125

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
IDRB (Sunshine State Project)		
Series 1999A-3		
1.05%, 07/07/03	115	115
IDRB (Vutec Corp. Project)		
Series 1999A1		
1.10%, 07/07/03	1,760	1,760
+■ Florida Housing Finance Corp.		
M/F Housing RB		
1.09%, 07/07/03	6,100	6,100
M/F Housing RB Series 1983J		
0.97%, 07/07/03	3,270	3,270
M/F Housing RB (South Pointe		
Project) Series 1998J		
1.00%, 07/07/03	100	100
M/F RB (Victoria Park		
Apartments) Series J -1		
1.00%, 07/07/03	1,000	1,000
RB (Heron Park Project)		
Series 1996U		
1.04%, 07/07/03	3,605	3,605
RB (Tiffany Club Project)		
Series 1996P		
1.03%, 07/07/03	350	350
RB (Timberline Apartments)		
Series 1999P		
1.00%, 07/07/03	835	835
◗ RB TOB Series 2000J		
1.10%, 07/07/03	4,225	4,225
RB TOBP (PT-471)		
1.15%, 10/02/03	14,760	14,760
+ Florida Local Government		
Finance Community		
TECP		
1.10%, 08/05/03	8,855	8,855
1.15%, 08/08/03	2,989	2,989
1.10%, 08/12/03	2,000	2,000
1.10%, 08/15/03	30,615	30,615
Florida State Board of		
Education		
+◗■ Capital Outlay Public Education		
GO TOB Series 1998A		
1.11%, 07/07/03	11,000	11,000
+◗■ Capital Outlay Revenue		
Refunding Series 2001B TOB		
1.05%, 07/07/03	14,100	14,100

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+▸■ Capital Outlay TOB Series 137		
1.08%, 07/07/03	17,905	17,905
▸■ Capital Outlay TOB Series 233		
1.04%, 07/07/03	6,145	6,145
▸■ Capital Outlay TOB Series 286		
1.20%, 07/16/03	5,275	5,275▸
+▸■ Capital Outlay TOB		
Series 1998E		
1.05%, 07/07/03	12,280	12,280
▸■ Capital Outlay TOBP (PA-697)		
1.15%, 08/14/03	16,015	16,015
▸ Lottery RB Series 2001B		
1.44%, 07/01/03	6,030	6,030
+ Florida State Board of Finance		
Department of General Services		
RB (Environmental Department		
Preservation 2000 Project)		
Series 1997A		
1.10%, 07/01/03	1,700	1,700
▸■ RB TOB Series 317		
1.04%, 07/07/03	23,090	23,090
+ Florida State Correctional		
Privatization Commission		
COP		
1.08%, 08/01/03	1,565	1,569
+ Florida State Education System		
University System Improvement		
Revenue Refunding Bond		
Series 2003A		
0.84%, 07/01/04	5,230	5,394
+■ Gainesville, Florida		
IDRB (Exactech, Inc. Project)		
1.05%, 07/07/03	3,000	3,000
IDRB (Lifesouth Community		
Blood Centers Project)		
Series 1999		
1.00%, 07/07/03	5,870	5,870
+ Greater Orlando, Florida		
Aviation Authority		
▸■ Airport Facilities Revenue		
Refunding Bond Series 2002E		
1.10%, 07/07/03	100	100
TECP		
1.15%, 08/21/03	16,337	16,337

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Halifax, Florida Hospital Medical		
Center		
RB (Florida Health Care Plan,		
Inc. Project)		
0.95%, 07/07/03	500	500
+ Hillsborough County,		
Florida Aviation Authority		
▸■ RB TOBP (PT-745)		
1.11%, 07/07/03	5,495	5,495
TECP		
1.10%, 07/24/03	35,000	35,000
1.10%, 08/07/03	4,000	4,000
1.10%, 08/13/03	2,700	2,700
1.00%, 08/26/03	2,000	2,000
+ Hillsborough County,		
Florida Capital Improvement		
Program		
▸■ RB TOB Series 222		
1.04%, 07/07/03	9,230	9,230
TECP		
1.12%, 12/18/03	31,148	31,148
1.15%, 12/18/03	9,000	9,000
TECP Series B		
1.00%, 08/26/03	7,000	7,000
+■ Hillsborough County,		
Florida Educational Facilities		
Authority		
RB (University of Tampa		
Project)		
1.05%, 07/07/03	5,700	5,700
+■ Hillsborough County,		
Florida IDA		
Educational Facilities RB		
(Berkeley Preparatory School)		
1.00%, 07/07/03	4,785	4,785
RB (Independent Day School		
Project)		
1.05%, 07/07/03	2,000	2,000
+■ Jacksonville, Florida		
Industrial Development Revenue		
Refunding Bond (Pavilion		
Associates, Ltd. Project)		
0.95%, 07/07/03	600	600

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Jacksonville, Florida Economic Development Commission		
Educational Facilities RB (Espisopal High School)		
1.00%, 07/07/03	6,000	6,000
RB (Bolles School Project) Series 1999A		
1.00%, 07/07/03	830	830
▶ Jacksonville, Florida Electric Authority		
■ RB (Water & Sewer Systems) Series 2000B		
0.95%, 07/07/03	150	150
■ RB TOB Series 2000FF		
1.08%, 07/07/03	9,955	9,955
■ RB TOB Series 226		
1.04%, 07/07/03	5,000	5,000
Water & Sewer TECP		
1.05%, 07/02/03	5,600	5,600
1.10%, 07/02/03	45,000	45,000
+■ Jacksonville, Florida Health Facilities Authority		
Hospital RB Series 2003B		
0.95%, 07/01/03	8,500	8,500
Hospital RB Series 2003C		
0.95%, 07/01/03	9,500	9,500
RB Revenue Refunding Bond (Genesis Rehabilitation Hospital)		
1.00%, 07/01/03	900	900
RB (River Garden Project) Series 1994		
1.05%, 07/07/03	3,555	3,555
+▶■ Jacksonville, Florida Port Authority		
TOB		
1.34%, 07/07/03	10,100	10,100
+■ Lake Shore, Florida Hospital Authority		
Health Facilities RB (Lakeshore Hospital Project) Series 1991		
1.00%, 07/07/03	3,200	3,200
+▶■ Lee County, Florida Airport		
RB TOB Series 811X		
1.09%, 07/07/03	4,958	4,958
+■ Lee County, Florida IDA		
Educational Facilities RB (Canterbury School, Inc. Project)		
1.00%, 07/07/03	6,000	6,000
Health Care Facilities RB (Cypress Cove Health Park Project) Series 2002B		
1.05%, 07/07/03	2,850	2,850
+ Leon County, Florida School District		
Sales tax RB		
1.05%, 07/01/04	5,590	5,615
+■ Manatee County, Florida HFA		
M/F Housing RB (Centre Court Apartments Project) Series 2000A		
1.03%, 07/07/03	3,760	3,760
M/F Housing RB (Sabal Palm Harbor Project) Series 2000A		
1.13%, 07/07/03	7,285	7,285
M/F Housing RB (Sabal Palm Harbor Project) Series 2000B		
1.13%, 07/07/03	3,920	3,920
M/F Housing Revenue Refunding Bond (Hampton McGuire Project) Series 1989A		
1.00%, 07/07/03	3,635	3,635
+ Martin County, Florida		
Refunding GO		
0.93%, 02/01/04	1,970	1,982
+ Miami, Florida		
Refunding GO		
0.83%, 07/01/04	1,760	1,780
+■ Miami, Florida HFA		
RB (Jewish Home for the Aged, Inc. Project) Series 1996		
1.00%, 07/07/03	8,300	8,300
+▶■ Miami-Dade County, Florida		
IDRB (Airis Miami LLC Project) Series 1999A		
0.95%, 07/07/03	11,200	11,200

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ IDRB (Gulliver Schools Project) Series 2000 1.05%, 07/07/03	3,900	3,900
+ Miami-Dade County, Florida Aviation Authority TECP		
1.05%, 07/02/03	8,066	8,066
1.10%, 07/02/03	2,007	2,007
1.02%, 08/06/03	8,641	8,641
1.10%, 09/03/03	7,500	7,500
1.15%, 09/03/03	7,500	7,500
0.95%, 09/12/03	12,500	12,500
+■ Miami-Dade County, Florida IDA IDRB (Airbus Service Co. Project) Series 1998A		
1.15%, 07/07/03	9,040	9,040
IDRB (Arctic Partners, Ltd. Project)		
1.10%, 07/07/03	2,440	2,440
IDRB (Badia Spices, Inc. Project)		
1.05%, 07/07/03	3,575	3,575
IDRB (Fine Arts Lamps Project) Series 1998		
1.05%, 07/07/03	1,800	1,800
RB (Belen Jesuit Preparatory School Project) Series 1999		
1.00%, 07/07/03	7,240	7,240
+■ Nassau County, Florida Pollution Control RB (Rayonier Project) Series 1999		
0.95%, 07/07/03	7,515	7,515
+■ Orange County, Florida HFA M/F Housing RB (Andover Place Apartments)		
1.00%, 07/07/03	200	200
M/F Housing RB (Glenn Millenia Project) Series 2001C		
1.12%, 07/07/03	3,355	3,355
M/F Housing RB (Smokewood Project) Series 1992A		
1.00%, 07/07/03	4,950	4,950
M/F Housing RB Series 2000E (Windsor Pines) 1.13%, 07/07/03	3,200	3,200

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
RB (Adventist Health Systems) Series 1992B 0.95%, 07/07/03	3,400	3,400
+■ Orange County, Florida IDA IDRB (Central Florida Kidney Centers Project)		
1.00%, 07/07/03	5,000	5,000
IDRB (Central Florida YMCA Project) Series 2002A		
1.05%, 07/07/03	5,000	5,000
IDRB (Goodwill Industries, Inc. Project)		
1.00%, 07/07/03	6,000	6,000
RB (Center For Drug Free Living Project)		
1.00%, 07/07/03	9,360	9,360
+■ Palm Beach County, Florida IDRB (Palm Beach Day Care School Project) Series 1999		
1.00%, 07/07/03	7,000	7,000
IDRB (South Florida Blood Banks Project)		
1.00%, 07/07/03	8,940	8,940
RB (Complete Alcohol Rehabilitation Project)		
1.00%, 07/07/03	5,300	5,300
RB (Norton Gallery Art School Project) Series 1995		
1.00%, 07/07/03	2,500	2,500
RB (Raymond F. Kravis Center Project)		
0.85%, 07/07/03	100	100
RB (Zoological Society, Inc. Project)		
1.05%, 07/07/03	5,500	5,500
Student Housing Revenue Refunding Bond (Community College Foundation Project)		
1.00%, 07/07/03	3,000	3,000
+■ Palm Beach County, Florida Airport RB (Galaxy Aviation Project) Series 2000A		
1.05%, 07/07/03	6,000	6,000
+▶■ Palm Beach County, Florida Criminal Justice Facilities TOB Series 191		
1.45%, 09/10/03	7,495	7,495

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Palm Beach County, Florida Educational Facilities Authority RB (Lynn University Project) 1.00%, 07/07/03	3,590	3,590
+ Palm Beach County, Florida Health Facilities Authority TECP 1.10%, 07/17/03	10,000	10,000
+■ Palm Beach County, Florida HFA M/F Housing RB (Azalea Place Apartments Project) Series 1999A 1.13%, 07/07/03	3,100	3,100
M/F Revenue Refunding Bond (Spinnaker Landing Project) 1.00%, 07/07/03	2,945	2,945
+▸■ Palm Beach County, Florida School Board COP Series 2002B 0.90%, 07/07/03	850	850
+ Pinellas County, Florida Resource Recovery RB 1.20%, 10/01/03	2,850	2,878
■ Pinellas County, Florida HFA **+** M/F Housing RB (Mariners Pointe Apartments) 1.03%, 07/07/03	1,600	1,600
▸ S/F Housing RB TOBP (PT-352) 1.08%, 07/07/03	3,500	3,500
+■ Pinellas County, Florida IDA IDRB (H&S Swanson's Tool Co. Project) 1.05%, 07/07/03	3,785	3,785
IDRB (Restorative Care of America Project) 1.15%, 07/07/03	1,745	1,745
+■ Polk County, Florida IDA IDRB (Juice Bowl Products, Inc. Project) 1.05%, 07/07/03	2,170	2,170
RB (Pavermodule, Inc. Project) 1.05%, 07/07/03	3,310	3,310

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ Sarasota County, Florida ■ RB (Sarasota County Family YMCA Project) 1.00%, 07/07/03	3,005	3,005
Utility Systems Revenue Refunding Bond Series 2002C 1.69%, 10/01/03	2,375	2,383
+ Sarosota County, Florida School Board Refunding COP 0.97%, 07/01/04	7,940	8,020
+■ Seminole County, Florida IDA IDRB (Amrhein Family Project) 1.05%, 07/07/03	4,560	4,560
+■ SouthEast Volusia, Florida Hospital District RB (Bert Fish Medical Center Project) 1.05%, 07/07/03	1,185	1,185
+■ St. Petersburg, Florida Capital Improvement RB (Airport & Golf Course Project) Series 1997C 1.05%, 07/07/03	585	585
Capital Improvement RB (Airport & Golf Course Project) Series B 1.00%, 07/07/03	3,315	3,315
+■ Sumter County, Florida IDA RB (Robbins Manufacturing Project) Series 1997 1.15%, 07/07/03	1,500	1,500
+■ Tallahassee & Leon Counties, Florida Civic Center Authority Capital Improvement RB Series A 1.00%, 07/07/03	1,290	1,290
+▸■ Tampa Bay, Florida Water Utility System RB TOB Series 2001N 1.06%, 07/07/03	5,200	5,200
+■ Tampa, Florida Education Facilities RB (Pepin Academy of Tampa, Inc.) 1.03%, 07/07/03	4,100	4,100

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **Tampa, Florida Health Care Facilities** RB (Lifelink Foundation Inc., Project) 1.00%, 07/07/03	5,000	5,000
+▶■ **Tampa, Florida Occupational License Tax** Revenue Refunding Bond Series 2002C 0.85%, 07/07/03	500	500
+■ **Tampa, Florida Regional Water Supply Authority** Water Utility System RB 1.05%, 07/07/03	600	600
+■ **Volusia County, Florida Health Facilities Authority** RB (South West Volusia Health Project) Series 1994A 1.00%, 07/07/03	2,890	2,890
+■ **West Orange, Florida Healthcare District** RB Series 1999B 0.90%, 07/07/03	1,100	1,100
		840,138

Georgia 3.3%

+▶■ **Atlanta, Georgia Airport** Revenue Refunding Bond Series 2003B-1 1.00%, 07/07/03	26,000	26,000
Revenue Refunding Bond Series 2003C-2 1.00%, 07/07/03	5,000	5,000
+■ **Pike County, Georgia Development Authority** RB (Southern Mills, Inc. Project) 1.15%, 07/07/03	4,000	4,000
		35,000

Indiana 0.5%

▶■ **Indiana State HFA** S/F Mortgage Revenue TOB Series A45 1.13%, 07/07/03	5,185	**5,185**

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
### Kentucky 1.2%		
▶■ **Kentucky Housing Corp.** Revenue TOB Series 1998O 1.65%, 07/10/03	11,995	**11,995**
### Maine 2.4%		
▲ **Maine State** TAN 0.80%, 06/30/04	25,000	**25,235**
### Massachusetts 0.5%		
Clinton, Massachusetts BAN 1.20%, 02/06/04	5,000	**5,024**
### Michigan 0.4%		
+▶■ **Wayne Charter County, Michigan Airport** RB (Detroit Metropolitan Wayne County Airport Project) Series 2002A 0.98%, 07/07/03	4,500	**4,500**
### North Carolina 0.1%		
▶■ **North Carolina State** Revenue Refunding Bond GO Series 2002E 0.95%, 07/07/03	800	**800**
### Pennsylvania 0.9%		
+▶■ **Delaware Valley, Pennsylvania Regional Finance Authority** Local Government RB TOBP (PT-1651) 1.04%, 07/07/03	9,870	**9,870**
### South Carolina 0.4%		
+ **Myrtle Beach, South Carolina** Water & Sewer System Revenue Refunding Bond 1.16%, 03/01/04	4,160	**4,238**
### Texas 0.7%		
■ **Gulf Coast of Texas Waste Disposal Authority** Environmental Facilities RB (Exxonmobil Project) Series 2001B 0.90%, 07/01/03	7,200	**7,200**

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Washington 2.2%		
✦▸■ **Energy Northwest,** **Washington Electric**		
Putters RB TOB Series 242Z		
1.08%, 07/07/03	6,295	6,295
TOBP (PT-615)		
1.03%, 07/07/03	10,000	10,000
Washington Public Power **Supply System**		
Revenue Refunding Bond (Nuclear Project No. 2) Series 1997B		
1.12%, 07/01/03	7,000	7,000
		23,295
West Virginia 1.7%		
✦▸■ **West Virginia School Building** **Authority**		
RB TOBP (PA-914)		
0.90%, 12/18/03	17,555	**17,555**

End of portfolio holdings. For totals, please see the
first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$1,055,035
Cash	58
Receivables:	
Interest	2,861
Prepaid expenses	+ 18
Total assets	**1,057,972**

> The amortized cost for the fund's securities was $1,055,035. During the reporting period, the fund had $1,178,246 in transactions with other SchwabFunds®.

Liabilities

Payables:	
Dividends to shareholders	181
Investment adviser and administrator fees	16
Transfer agent and shareholder service fees	37
Investments bought	41,428
Accrued expenses	+ 56
Total liabilities	**41,718**

Net Assets

Total assets	1,057,972
Total liabilities	− 41,718
Net assets	**$1,016,254**

Net Assets by Source

Capital received from investors	1,016,339
Net realized capital losses	(85)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,016,254		1,016,362		$1.00

Federal Tax Data

Cost basis of portfolio	$1,055,035

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2008	$99
2010	+ 31
	$130

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest	**$6,787**

Net Realized Gains and Losses

Net realized gains on investments sold	45

Expenses

Investment adviser and administrator fees		2,130
Transfer agent and shareholder service fees		2,547
Trustees' fees		17
Custodian and portfolio accounting fees		45
Professional fees		11
Registration fees		25
Shareholder reports		14
Other expenses	+	6
Total expenses		4,795
Expense reduction	−	1,333
Net expenses		**3,462**

Increase in Net Assets from Operations

Total investment income		6,787
Net expenses	−	3,462
Net investment income		**3,325**
Net realized gains	+	45
Increase in net assets from operations		**$3,370**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.66% of average daily net assets. Prior to May 1, 2003, this limit was 0.59%. These limits do not include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

		1/1/03–6/30/03	1/1/02–12/31/02
Net investment income		$3,325	$8,632
Net realized gains or losses	+	45	(31)
Increase in net assets from operations		**3,370**	**8,601**

Distributions Paid

Dividends from net investment income		**3,325**	**8,632**

Transactions in Fund Shares

Shares sold		1,634,595	3,528,005
Shares reinvested		3,040	8,424
Shares redeemed	+	(2,406,321)	(3,269,159)
Net transactions in fund shares		**(768,686)**	**267,270**

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Net Assets

Beginning of period		1,784,895	1,517,656
Total increase or decrease	+	(768,641)	267,239
End of period		**$1,016,254**	**$1,784,895**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Statements

Schwab Massachusetts Municipal Money Fund

Financial Highlights

	5/16/03[1]– 6/30/03 *
Per-Share Data ($)	
Net asset value at beginning of period	1.00
Income from investment operations:	
Net investment income	0.00[2]
Less distributions:	
Dividends from net investment income	(0.00)[2]
Net asset value at end of period	1.00
Total return (%)	0.06[3]
Ratios/Supplemental Data (%)	
Ratio of net operating expenses to average net assets	0.60[4]
Ratio of gross operating expenses to average net assets	0.88[4]
Ratio of net investment income to average net assets	0.49[4]
Net assets, end of period ($ x 1,000,000)	331

* Unaudited.
[1] Commencement of operations.
[2] Per-share amount is less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- ■ Variable-rate security
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
100.0%	Municipal Securities	330,458	330,458
100.0%	Total Investments	330,458	330,458

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Municipal Securities 100.0% of investments		
Massachusetts 94.5%		
Ayer, Massachusetts		
BAN		
0.89%, 06/24/04	5,063	5,090
Canton, Massachusetts		
BAN		
0.90%, 01/29/04	5,000	5,032
Dighton & Rehoboth, Massachusetts Regional School District		
BAN		
1.00%, 06/04/04	5,000	5,023
1.03%, 06/04/04	5,000	5,033
✚◗■ **Massachusetts Bay Transportation Authority**		
TOBP (PT-1218)		
0.96%, 07/07/03	1,000	1,000
✚◗■ **Massachusetts Municipal Wholesale Electric Co. Power Supply System**		
RB TOB Series 674		
0.98%, 07/07/03	8,000	8,000
✚ **Massachusetts Port Authority**		
TECP		
1.05%, 07/07/03	1,000	1,000
Massachusetts State		
BAN Series 2001A		
1.00%, 09/01/03	3,000	3,015
◗■ Refunding GO Series 2001B		
1.10%, 07/07/03	10,000	10,000
◗■ Revenue Refunding Bond Series 2001C		
1.10%, 07/07/03	10,800	10,800
✚◗■ TOB Series 2002C		
1.00%, 07/07/03	3,485	3,485
✚◗■ TOBP (PA-793)		
0.96%, 07/07/03	3,000	3,000
✚◗■ TOBP (PT-789)		
0.96%, 07/07/03	12,495	12,495
✚■ **Massachusetts State Development Finance Agency**		
RB (Assumption College) Series 2002A		
0.99%, 07/07/03	13,300	13,300
◗ RB (Boston University) Series 2002R-3		
1.05%, 07/07/03	7,000	7,000
RB (Dean College Issue)		
1.00%, 07/07/03	5,000	5,000
RB (Gordon College)		
0.99%, 07/07/03	5,000	5,000
RB (Judge Rotenburg Center)		
1.00%, 07/07/03	4,000	4,000
RB (The Rivers School)		
1.00%, 07/07/03	5,000	5,000
◗ RB (Wentworth Institute)		
1.00%, 07/07/03	9,600	9,600
RB (YOU, Inc.)		
1.00%, 07/07/03	5,000	5,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✚ TECP		
0.95%, 09/10/03	3,500	3,500
0.95%, 10/08/03	3,000	3,000
■ **Massachusetts State Health & Educational Facilities Authority**		
✚◗ RB (Capital Assets Program) Series 1985D		
0.90%, 07/07/03	200	200
✚ RB (Endicott College) Series 1998B		
0.95%, 07/07/03	4,000	4,000
✚◗ RB (Hallmark Health System) Series 1998B		
1.00%, 07/07/03	12,625	12,625
RB (Massachusetts Institute of Technology) Series 2001J-1		
0.95%, 07/07/03	1,300	1,300
◗ RB (Partners Healthcare Systems) Series 2003D-4		
0.90%, 07/07/03	10,000	10,000
RB (Partners Healthcare Systems) Series 2003D-6		
0.95%, 07/07/03	300	300
✚ RB (Sherrill House) Series 2002A-1		
0.95%, 07/07/03	10,000	10,000
✚ RB (The Boston Home, Inc.) Series 2002B		
0.99%, 07/07/03	5,000	5,000
RB (Williams College) Series 1993E		
0.90%, 07/07/03	9,105	9,105
◗ RB TOB Series 2002D		
1.00%, 07/07/03	14,000	14,000
✚◗■ **Massachusetts State HFA**		
RB Series 2003F		
0.95%, 07/07/03	6,600	6,600
TOBP (PT-162)		
0.96%, 07/07/03	5,000	5,000
■ **Massachusetts State Industrial Finance Agency**		
✚ IDRB (Ark-Les Electronic Products Corp. Project)		
1.15%, 07/07/03	2,200	2,200
◗ RB (Whitehead Institute BioMed Research Project)		
0.90%, 07/07/03	2,200	2,200
✚ RB (Williston Northampton Project) Series 1995B		
1.00%, 07/07/03	5,000	5,000
✚ **Massachusetts State Port Authority**		
Revenue Refunding Bond Series 2003C		
1.02%, 07/01/04	2,200	2,221
✚◗■ **Massachusetts State Turnpike Authority**		
TOB (Western Turnpike) Series N		
1.00%, 07/07/03	10,000	10,000
◗■ **Massachusetts State Water Abatement Trust**		
TOB (Merlots) Series 1999N		
1.04%, 07/07/03	15,000	15,000
TOBP (PT-1185)		
0.96%, 07/07/03	5,000	5,000
✚ **Massachusetts Water Resources Authority**		
TECP		
1.10%, 07/07/03	5,000	5,000
0.95%, 08/12/03	10,000	10,000
1.05%, 08/12/03	10,000	10,000
0.95%, 09/04/03	4,000	4,000
Plainville, Massachusetts		
BAN 2003		
0.96%, 12/19/03	9,335	9,358
✚◗■ **Route 3 North Massachusetts Transportation Improvement Association**		
Lease RB Series 2002B		
0.90%, 07/07/03	3,050	3,050
Woburn, Massachusetts		
BAN 2003		
0.95%, 06/11/04	10,000	10,075
✚▲ **Worchester, Massachusetts Regional Transportation Authority**		
RAN		
0.88%, 06/30/04	7,560	7,607
		312,214

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Puerto Rico 5.5%		
Government Development Bank of Puerto Rico TECP		
1.00%, 08/07/03	3,500	3,500
1.00%, 08/15/03	6,500	6,500
1.00%, 09/04/03	1,619	1,619
0.90%, 09/19/03	4,225	4,225
✦▸■ **Puerto Rico Commonwealth Highway & Transportation Authority** Highway RB TOB Series II-R-66		
1.01%, 07/07/03	2,400	2,400
		18,244

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$330,458
Cash		199
Receivables:		
Interest	+	623
Total assets		**331,280**

Liabilities

Payables:		
Dividends to shareholders		53
Investment adviser and administrator fees		3
Transfer agent and shareholder service fees		12
Accrued expenses	+	12
Total liabilities		**80**

Net Assets

Total assets		331,280
Total liabilities	−	80
Net assets		**$331,200**

Net Assets by Source

Capital received from investors	331,200

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$331,200		331,200		$1.00

The amortized cost for the fund's securities was $330,458. During the reporting period, the fund had $184,600 in transactions with other SchwabFunds®.

Federal Tax Data

Cost basis of portfolio	$330,458

Statement of

Operations

For May 16, 2003 (commencement of operation) through June 30, 2003; unaudited.
All numbers x 1,000.

Investment Income

Interest	**$465**

Expenses

Investment adviser and administrator fees		162
Transfer agent and shareholder service fees		192
Trustees' fees		3
Custodian and portfolio accounting fees		4
Professional fees		2
Registration fees		6
Shareholder reports		4
Other expenses	+	1
Total expenses		374
Expense reduction	−	118
Net expenses		**256**

Increase in Net Assets from Operations

Total investment income		465
Net expenses	−	256
Net investment income		**209**
Increase in net assets from operations		**$209**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

Includes $115 from the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.60% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current report period only; unaudited. Because the fund commenced operations on May 16, 2003, it has no prior report period. All numbers x 1,000.

Operations

	5/16/03–6/30/03
Net investment income	$209
Increase in net assets from operations	**209**

Distributions Paid

Dividends from net investment income	**209**

Transactions in Fund Shares

Shares sold	444,597
Shares reinvested	157
Shares redeemed	+ (113,554)
Net transactions in fund shares	**331,200**

Because all transactions in this section and in "Shares outstanding and net assets" took place at $1.00 a share, figures for share quantities are the same as for dollars.

Shares Outstanding and Net Assets

Beginning of period	—
Total increase	+ 331,200
End of period	**$331,200**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab New York Municipal Money Fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab New Jersey, Pennsylvania, Florida Municipal Money and Massachusetts Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

Schwab Money Market Fund
Schwab Government Money Fund
Schwab U.S. Treasury Money Fund
Schwab Value Advantage Money Fund®
Schwab Municipal Money Fund
Schwab California Municipal Money Fund
Schwab New York Municipal Money Fund
Schwab New Jersey Municipal Money Fund
Schwab Pennsylvania Municipal Money Fund
Schwab Florida Municipal Money Fund
Schwab Massachusetts Municipal Money Fund
Schwab Institutional Advantage Money Fund®
Schwab Retirement Money Fund®
Schwab Government Cash Reserves

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Securities that are backed by various assets, which may include loans, accounts receivable or investments of an entity, such as a bank or credit card company. These securities are obligations that the issuer intends to repay using the assets backing them (once collected or liquidated). Therefore, repayment depends largely on the cash flows generated by the assets backing the securities.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed-income securities" or "debt securities."

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced security A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TOB	Tender option bond
TOBP	Tender option bond partnership
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

144A security A security exempt from a registration requirement pursuant to Rule 144A under the Securities Act of 1933. This security may be resold in transactions exempt from registration, to qualified institutional buyers, as defined in Rule 144A.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

Notes

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a time-tested investment approach and using disciplined, clearly defined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders
The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922**.

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds™
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab All Equity Portfolio
    Schwab Growth Portfolio
    Schwab Balanced Portfolio
    Schwab Conservative Portfolio

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
    Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Municipal Money Fund

Semiannual Report
June 30, 2003

charles SCHWAB

In This Report

From the Chairman



Charles R. Schwab
Chairman

Without question, these are challenging times for America's investors. For money fund shareholders, one of the main concerns has been decline of short-term interest rates, since money fund yields are a reflection of those rates.

Given the choice, I'm sure most of us would prefer that yields were higher. At the same time, I believe that a look at the larger picture reveals that the current low interest rate environment has a beneficial side that shouldn't be ignored.

For example, Americans have recently had the opportunity to borrow money at the most attractive rates in decades, whether for buying a home, refinancing or realizing a life-long goal like starting a business. More importantly, the Federal Reserve's monetary policy, along with fiscal policies enacted by Congress and the President, should provide a powerful stimulus to economic recovery. That, too, is something that would benefit all Americans.

Here at Schwab, we are actively exploring ways to help investors meet their financial objectives. At SchwabFunds®, these efforts are being led by the new president of SchwabFunds, Randall Merk. Randy brings a wealth of experience to the job, and we welcome his leadership, vision and wisdom.

On behalf of SchwabFunds, I'd like to thank you for investing with us. Your continued trust and support mean a great deal. In turn, it's our mission to help you meet your financial goals.

Sincerely,

Charles R Schwab

Management's Discussion



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

As one of the newer members of the SchwabFunds® team, I've been struck by the talent and integrity of the people here, and especially with their dedication to understanding the concerns of investors.

That dedication is particularly important right now. Times of uncertainty about the economy and world events demand diligence from investment professionals. At SchwabFunds, we are keenly aware of this, and continue to work for the best interests of our shareholders.

In recent months, money market funds have faced a very challenging environment. With interest rates on short-term investments falling in connection with the Fed's actions, some investors have expressed concerns about the potential for fund yields to fall to zero or even lower.

I can assure you that we at SchwabFunds will continue to monitor the yields in all our money market funds. In consultation with fund trustees, we will take appropriate measures to maintain competitive yields.

One thing we won't do in pursuit of yields is compromise our high standards for investment credit quality. We'll also continue to follow our time-tested management procedures and controls. In other words, we won't take short cuts that may jeopardize our long-term commitment to our investors.

Thank you for choosing SchwabFunds. We're here to help you reach your financial goals. If there is something more that we can do to help, I hope you'll let us know.

Sincerely,

Randall W. Merk



Walter Beveridge, a portfolio manager, is responsible for day-to-day management of the fund. Prior to joining the firm in 1992, he worked for nearly ten years in asset management.

The Investment Environment and the Fund

The U.S. economy remained in a holding pattern during the six months of the report period. Concerned by geopolitical uncertainties, businesses put off making major decisions about capital spending and hiring, even after the major combat phase of the war in Iraq was over. Economic indicators reported during the period were mixed, providing little incentive for businesses to pursue expansion plans.

Already at their lowest level in decades, interest rates fell further as the report period progressed. During the first months of 2003, a major factor in the decline of rates was anticipation of the war in Iraq. Toward the end of the period, deflation fears came to the forefront, leading to expectations that the Federal Reserve (the Fed) would cut interest rates. These expectations were confirmed on June 25, when the Fed, seeking to provide yet further economic stimulus, cut the Fed funds rate by 0.25%.

Falling interest rates pushed money fund yields to new lows (see next page for fund yield information). We sought to lessen the effects of falling rates on the fund by maintaining a comparatively long weighted average maturity. Although the fund's yield did decline, we were successful in slowing that decline, and in keeping the fund's yield higher than it otherwise would have been.

Strong issuance of short-term muni debt relative to taxable debt made muni yields attractive compared to taxable yields. Typically, we have seen muni yields average about 80% of taxable yields. During the report period, muni yields at times exceeded 95% of taxable yields (although both were low on an absolute basis). These extremes of valuation allowed us to increase our exposure to high-yielding fixed-rate securities.

In general, we have seen most states take responsible measures to address the revenue shortfalls they have faced as a result of a weak U.S. economy. Most states, especially those that have been hard hit by fall-offs in income tax revenue, such as California, New York and New Jersey, have resorted to a combination of spending cuts and one-time solutions in order to balance their budgets. California in particular had to address an unprecedented $38 billion deficit going into fiscal 2004. Although the fund did begin the report period with substantial holdings in California securities, we significantly decreased our California position over the period, and ended the period with a very small position in this state's securities.

Performance and Fund Facts as of 6/30/03

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

	Sweep Shares	Value Advantage Shares	Select Shares®	Institutional Shares
Seven-Day Yield[1]	0.41%	0.63%	0.73%	0.84%
Seven-Day Effective Yield	0.42%	0.63%	0.73%	0.84%
Seven-Day Taxable-Equivalent Effective Yield[2]	0.65%	0.97%	1.12%	1.29%

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	52 days
Credit Quality of Holdings[3] % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	70%

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

[1] A portion of the fund's expenses was reduced during the reporting period. Without this reduction, the seven-day yields for the fund's Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares would have been 0.26%, 0.49%, 0.49% and 0.49%, respectively.

[2] Taxable-equivalent effective yield assumes a 2003 maximum federal regular income tax rate of 35.00%.

[3] Portfolio holdings may have changed since the report date.

Financial Statements

Schwab Municipal Money Fund

Financial Highlights

Sweep Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.02	0.03	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.29[2]	0.91	2.23	3.53	2.70	2.92
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.66[3]	0.66	0.66	0.66[4]	0.66	0.66
Ratio of gross operating expenses to average net assets	0.81[3]	0.82	0.83	0.83[4]	0.85	0.88
Ratio of net investment income to average net assets	0.58[3]	0.90	2.21	3.47	2.67	2.87
Net assets, end of period ($ x 1,000,000)	7,472	7,435	7,265	6,780	6,090	5,247

Value Advantage Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.02	0.04	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.02)	(0.04)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.39[2]	1.12	2.45	3.75	2.91	3.14
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.45[3]	0.45	0.45	0.45[5]	0.45	0.45
Ratio of gross operating expenses to average net assets	0.58[3]	0.59	0.61	0.63[5]	0.65	0.69
Ratio of net investment income to average net assets	0.79[3]	1.11	2.35	3.70	2.89	3.08
Net assets, end of period ($ x 1,000,000)	4,874	4,480	3,778	2,919	2,270	1,620

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratios of net and gross operating expenses would have been 0.67% and 0.84%, respectively, if certain non-routine expenses (proxy fees) had been included.

[5] The ratios of net and gross operating expenses would have been 0.46% and 0.64%, respectively, if certain non-routine expenses (proxy fees) had been included.

See financial notes.

Select Shares®	6/2/03[1]– 6/30/03*
Per-Share Data ($)	
Net asset value at beginning of period	1.00
Income from investment operations:	
Net investment income	0.00[2]
Less distributions:	
Dividends from net investment income	(0.00)[2]
Net asset value at end of period	1.00
Total return (%)	0.06[3]
Ratios/Supplemental Data (%)	
Ratio of net operating expenses to average net assets	0.35[4]
Ratio of gross operating expenses to average net assets	0.58[4]
Ratio of net investment income to average net assets	0.78[4]
Net assets, end of period ($ x 1,000,000)	196

Institutional Shares	6/2/03[1]– 6/30/03*
Per-Share Data ($)	
Net asset value at beginning of period	1.00
Income from investment operations:	
Net investment income	0.00[2]
Less distributions:	
Dividends from net investment income	(0.00)[2]
Net asset value at end of period	1.00
Total return (%)	0.06[3]
Ratios/Supplemental Data (%)	
Ratio of net operating expenses to average net assets	0.24[4]
Ratio of gross operating expenses to average net assets	0.58[4]
Ratio of net investment income to average net assets	0.88[4]
Net assets, end of period ($ x 1,000,000)	198

* Unaudited.

[1] Commencement of operations.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- **✛** Credit-enhanced security
- **◗** Liquidity-enhanced security
- **■** Variable-rate security
- **▲** Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.0% **Municipal Securities**	13,113,511	13,113,511
100.0% **Total Investments**	13,113,511	13,113,511

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Municipal Securities 100.0% of investments		

Alabama 0.7%

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✛■ **Alabama State IDA** RB (Scientific Project) 1.30%, 07/07/03	2,160	2,160
✛■ **Birmingham, Alabama Special Care Facilities Authority** RB (Medical Center East) Series 2003A 1.00%, 07/07/03	36,500	36,500
✛■ **Citronelle, Alabama IDB** Pollution Control Revenue Refunding Bond (AKZO Chemicals, Inc. Project) 1.05%, 07/07/03	2,600	2,600
✛◗■ **Daphne, Alabama Utilities Board of Water, Gas, & Sewer** Revenue Refunding Bond 1.07%, 07/07/03	8,540	8,540
✛■ **Dothan, Alabama IDB** RB (Baxley Blowpipe Project) 1.18%, 07/07/03	400	400
✛■ **Fort Payne, Alabama IDA** RB (Charleston Hosiery Project) Series 1997 1.15%, 07/07/03	1,200	1,200
✛■ **Headland, Alabama IDB** RB (Golden Peanut Project) 1.15%, 07/07/03	1,585	1,585
✛◗■ **Hoover, Alabama Board of Education** Capital Outlay Tax Anticipation Warrants TOB 1.06%, 07/07/03	9,860	9,860
✛■ **Indian Springs Village, Alabama Educational Building Authority** RB (J. Bruno Academy Project) 1.25%, 07/07/03	1,320	1,320
✛■ **Mobile County, Alabama IDB** RB (Ultraform Co. Project) Series 1995B 1.05%, 07/07/03	1,000	1,000
✛■ **Scottsboro, Alabama** GO 1.00%, 07/07/03	4,075	4,075
✛■ **Stevenson, Alabama IDB** Environmental Improvement RB (Mead Corp. Project) 1.03%, 07/07/03	17,300	17,300
✛■ **Tuscaloosa, Alabama IDB** RB (Knight Special Project) 1.35%, 07/07/03	990	990
		87,530

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Alaska 0.4%		
■ **Alaska State Housing Finance Corp.**		
Housing Development RB Series 2000A		
1.05%, 07/07/03	18,715	18,715
✦◗ TOB Series 1999D		
1.08%, 07/07/03	21,805	21,805
◗ TOB Series ROC 11-R 197		
1.05%, 07/07/03	5,995	5,995
✦ **Alaska Student Loan Corp.**		
Student Loan RB Series 1998A		
1.12%, 07/01/03	4,425	4,425
■ **Valdez, Alaska Marine Terminal**		
Revenue Refunding Bond (B.P. Pipelines, Inc. Project) Series 2003A		
0.95%, 07/01/03	1,500	1,500
Revenue Refunding Bond (Exxon Pipeline Co. Project) Series 1993C		
0.85%, 07/01/03	4,400	4,400
		56,840
Arizona 0.8%		
■ **Arizona Educational Loan Marketing Corp.**		
✦◗ RB Series 1990A		
1.10%, 07/07/03	12,905	12,905
✦ RB Series 1991A		
1.05%, 07/07/03	3,000	3,000
✦◗■ **Arizona Health Facilities Authority**		
Hospital System RB (Arizona Volunteer Hospital Federation) Series 1985A		
1.00%, 07/07/03	11,090	11,090
Hospital System RB (Arizona Volunteer Hospital Federation) Series 1985B		
1.00%, 07/07/03	9,330	9,330
Hospital System RB (Northern Arizona Health Care) Series 1996B		
1.00%, 07/07/03	7,350	7,350

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✦■ **Chandler, Arizona IDA**		
RB (South Bay Circuits Project) Series 1999A		
1.15%, 07/07/03	1,400	1,400
✦■ **Phoenix, Arizona Civic Improvement**		
Excise Tax RB (Airport Improvements)		
1.02%, 07/07/03	1,000	1,000
Salt River, Arizona Project Agriculture Improvement		
TECP		
0.90%, 10/09/03	40,250	40,250
✦◗■ **Yavapai County, Arizona**		
IDRB (Yavapai Regional Medical Center)		
1.00%, 07/07/03	14,650	14,650
		100,975
Arkansas 0.1%		
✦■ **Arkansas Development Finance Authority**		
IDRB (C&C Holding Co. Project) Series 1998		
1.15%, 07/07/03	1,130	1,130
✦■ **Independence County, Arkansas**		
IDRB (Ideal Baking Project)		
1.15%, 07/07/03	3,300	3,300
✦■ IDRB (Townsends of Arkansas, Inc. Project)		
1.05%, 07/07/03	9,000	9,000
		13,430
California 8.3%		
✦■ **Access Loans For Learning Student Loan Corp. of California**		
RB (Student Loan Program) Series II A-1		
1.05%, 07/07/03	35,000	35,000
RB (Student Loan Program) Series II A-2		
1.04%, 07/07/03	20,000	20,000
RB (Student Loan Program) Series II A-3		
1.05%, 07/07/03	23,700	23,700

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+◗■ Bay Area, California Toll Bridge Authority		
RB (San Francisco Bay Area Project) Series 2003C		
1.00%, 07/07/03	21,500	21,500
+▲ California College Community Financing Authority		
TRAN Series 2003A		
0.80%, 06/30/04	73,475	74,349
+ California Higher Education Loan Authority		
Revenue Refunding Bond (Student Loan) Series 1987C-1		
1.65%, 07/01/03	43,300	43,300
Student Loan RB Series 1992A-3		
1.10%, 07/01/03	44,900	44,900
Student Loan RB Series 1992A-4		
1.15%, 04/01/04	10,725	10,725
■ California Pollution Control Financing Authority		
Solid Waste Disposal RB (Shell Martinez Refining Project) Series 1994A		
0.93%, 07/01/03	4,600	4,600
Solid Waste Disposal RB (Shell Martinez Refining Project) Series 1996A		
0.95%, 07/01/03	3,000	3,000
+ Solid Waste Disposal RB (Waste Management Project) Series 2002A		
0.96%, 07/07/03	500	500
+ California School Cash Reserve Program Authority		
RB Series 2002A		
1.59%, 07/03/03	21,640	21,642
1.67%, 07/03/03	50,000	50,004
▲ RB Series 2003A		
0.90%, 07/06/04	153,870	155,567
California State		
+■ GO Series 2003A-3		
0.95%, 07/01/03	9,000	9,000
+■ GO Series 2003C-2		
0.90%, 07/07/03	25,200	25,200

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ GO TECP		
1.20%, 07/09/03	38,000	38,000
+■ California State Department of Water Resources		
Power Supply RB Series 2000C-17		
0.95%, 07/07/03	10,000	10,000
Power Supply RB Series 2001 B-1		
1.00%, 07/01/03	2,000	2,000
Power Supply RB Series 2002B-2		
1.10%, 07/01/03	10,000	10,000
Power Supply RB Series 2002B-5		
0.95%, 07/01/03	35,700	35,700
◗ Power Supply RB Series 2002C-7		
1.00%, 07/07/03	37,000	37,000
▲ California Statewide Community Development Authority		
TRAN Series 2003A-3		
0.88%, 06/30/04	55,900	56,519
+◗■ East Bay, California Municipal Utilities District		
Water System Revenue Refunding Bond Subseries 2002A		
0.85%, 07/07/03	50,000	50,000
+■ Irvine Ranch, California Improvement Bond Act of 1915		
Special Assessment Bond (Assessment District No. 93-14		
0.90%, 07/01/03	19,420	19,420
+■ Irvine Ranch, California Water District		
COP (Capital Improvement Project)		
0.90%, 07/01/03	16,900	16,900
+■ Irvine, California Unified School District		
RB (Community Facilities District) Series 2003 DN		
0.85%, 07/01/03	36,900	36,900

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
▶ **Los Angeles County, California**		
Wastewater System TECP 1.05%, 07/07/03	17,500	17,500
+▶■ **Los Angeles, California Community College District**		
Revenue Refunding COP Series 2002A 0.85%, 07/07/03	2,900	2,900
▶■ **Metropolitan Water District of Southern California**		
Waterworks RB Series 2001B-3 0.90%, 07/01/03	21,300	21,300
Waterworks RB Series 2001C-1 1.00%, 07/01/03	32,775	32,775
+▶■ **Northern California Power Agency**		
Revenue Refunding Bond (Hydroelectric No. 1 Project) Series 2002 A 0.85%, 07/07/03	25,110	25,110
▶■ **Orange County, California Sanitation District**		
COP Series 2000A 0.85%, 07/01/03	4,000	4,000
+ **San Diego County, California**		
TECP 1.00%, 07/17/03	15,000	15,000
▲ **South Coast, California Local Educational Agency**		
TRAN 0.80%, 06/30/04	35,000	35,415
+■ **Southeast California Resource Recovery Facilities Authority**		
Lease Revenue Refunding Bond Series 1995A 0.92%, 07/07/03	7,700	7,700
▶■ **Southern California HFA**		
S/F Mortgage RB TOBP (PT-629) 1.12%, 07/07/03	38,640	38,640

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **Southern California Public Power Authority**		
Revenue Refunding Bond (Southern Transmission Project) 0.85%, 07/07/03	22,300	22,300
+■ **Vallejo, California Unified School District**		
COP (Capital Improvement Financing Projects) Series 1999E 0.95%, 07/07/03	7,450	7,450
		1,085,516
Colorado 1.8%		
+■ **Adams County, Colorado**		
IDRB (City View Park Project) 1.10%, 07/07/03	6,000	6,000
+■ **Arapahoe County, Colorado**		
IDRB (Denver Jet Center Project) 1.30%, 07/30/03	3,500	3,500
+▶■ **Arvada, Colorado**		
RB 1.25%, 07/01/03	4,300	4,300
+■ **Colorado Health Facilities Authority**		
RB (National Benevolent Association Project) 1.05%, 07/07/03	625	625
■ **Colorado HFA**		
+ Economic Development RB (Pemracs Limited, LLP Project) Series 2000A 1.15%, 07/07/03	3,715	3,715
▶ S/F Mortgage TOB Series 1999M 1.13%, 07/07/03	3,815	3,815
+▶■ **Colorado Student Obligation Bond Authority**		
Student Loan RB (Colorado University) Series 1990A 1.05%, 07/07/03	14,400	14,400
Student Loan RB Series 1989A 1.00%, 07/07/03	9,400	9,400

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Student Loan RB Series 1999A-2 1.00%, 07/07/03	8,400	8,400
Student Loan RB Series 1999A-3 1.00%, 07/07/03	29,800	29,800
+■ Denver, Colorado City & County Airport System		
RB Series 1992F 1.10%, 07/07/03	18,575	18,575
RB Series 1992G 1.10%, 07/07/03	19,050	19,050
▸ Revenue Refunding Bond RB Series 2000B 1.15%, 07/07/03	10,000	10,000
▸ Revenue Refunding Bond RB Series 2000C 1.10%, 07/07/03	50,000	50,000
+■ Lowry, Colorado Economic Redevelopment Authority		
Improvement RB Series 2003B 1.00%, 07/07/03	14,140	14,140
Revenue Refunding Bond Series 2003A 1.00%, 07/07/03	11,360	11,360
+ Regional Transportation District, Colorado		
▶■ COP (Transit Vehicles Project) Series 2002A 0.95%, 07/07/03	15,000	15,000
TECP 1.00%, 11/06/03	7,500	7,500
+■ Smith Creek, Colorado Metropolitan District		
RB 0.95%, 07/07/03	2,250	2,250
+■ Westminster, Colorado Economic Development Authority		
Tax Increment RB (Westminster Plaza Urban Renewal Project) 1.15%, 07/07/03	6,460	6,460
		238,290

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Connecticut 0.0%		
■ Connecticut State Health & Educational Facilities Authority		
RB (Yale University) Series 2003X-2 0.85%, 07/07/03	5,000	**5,000**
Delaware 0.7%		
▶■ Delaware State		
GO Refunding Bond TOB Series 258 1.04%, 07/07/03	3,995	3,995
+▶■ Delaware State Economic Development Authority		
RB (Hospital Billing Collection Project) Series 1985B 0.95%, 07/07/03	20,900	20,900
RB (Hospital Billing Collection Project) Series 1985C 0.95%, 07/07/03	15,000	15,000
+■ New Castle County, Delaware		
Airport Facility RB (Flight Safety International, Inc. Project) 1.08%, 07/07/03	16,600	16,600
+■ Sussex County, Delaware		
IDRB (Perdue Agri-recycle, LLC Project) 1.05%, 07/07/03	5,300	5,300
RB (Baywood, LLC Project) Series 1997A 1.25%, 07/07/03	2,400	2,400
+■ Wilmington, Delaware		
RB (Delaware Art Museum, Inc. Project) 1.00%, 07/07/03	21,800	21,800
		85,995
District of Columbia 0.8%		
+■ District of Columbia Enterprise Zone		
RB (Crowell & Morning, LLP Project) 1.05%, 07/07/03	4,100	4,100
+■ District of Columbia HFA		
M/F Housing RB (Edgewood Terrace III Development) 1.05%, 07/07/03	4,000	4,000

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **District of Columbia**		
RB (American Psychological Association)		
1.05%, 07/07/03	2,780	2,780
RB (Arnold & Porter Project)		
1.05%, 07/07/03	3,000	3,000
◗ **Metropolitan Washington, D.C. Airport Authority**		
+■ RB TOB Series 240		
1.11%, 07/07/03	6,900	6,900
+■ Revenue Refunding Bond Series 2002C		
1.00%, 07/07/03	10,000	10,000
+■ TOBP (PT-689)		
1.11%, 07/07/03	5,870	5,870
TECP		
1.13%, 07/02/03	32,800	32,800
1.10%, 07/10/03	22,000	22,000
+◗■ **Washington, D.C.**		
Revenue Refunding TOBP (PT-750)		
1.15%, 08/28/03	14,640	14,640
Revenue Refunding TOBP (PT-806)		
1.10%, 11/13/03	6,215	6,215
		112,305
Florida 8.0%		
+■ **Alachua County, Florida Health Facilities Authority**		
RB (Oak Hammock University of Florida Project) Series 2002A		
1.00%, 07/01/03	2,400	2,400
+■ **Brevard County, Florida Educational Facilities Authority**		
RB (Florida Institute of Technology) Series 2002B		
1.00%, 07/07/03	10,000	10,000
Brevard County, Florida School Board		
RAN		
1.13%, 04/30/04	14,450	14,523
+■ **Broward County, Florida HFA**		
M/F Housing RB (Landings Inverrary Apartments Project)		
1.08%, 07/07/03	7,500	7,500

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB (Reflections Airport Project)		
0.95%, 07/07/03	13,000	13,000
M/F Housing RB (Sanctuary Apartments Project)		
1.08%, 07/07/03	9,000	9,000
M/F Housing Revenue Refunding Bond (Fishermen's Landing Project)		
0.93%, 07/07/03	1,070	1,070
M/F Housing Revenue Refunding Bond (Island Club Apartments Project) Series 2001A		
1.08%, 07/07/03	2,900	2,900
M/F Housing Revenue Refunding Bond (South Pointe Project)		
0.95%, 07/07/03	7,750	7,750
M/F Housing Revenue Refunding Bond (Water's Edge Project)		
0.95%, 07/07/03	400	400
+◗■ **Broward County, Florida Port Facilities**		
Revenue Refunding Bond (Port Everglades Project)		
1.00%, 07/07/03	9,400	9,400
+■ **Charlotte County, Florida HFA**		
M/F Housing RB (Murdock Circle Apartments Project)		
1.13%, 07/07/03	6,250	6,250
+■ **Clay County, Florida Utility System**		
RB Series 2003A		
1.00%, 07/07/03	2,400	2,400
+■ **Collier County, Florida Health Facilities Authority**		
RB (Cleveland Clinic Health) Series 2003C-2		
1.00%, 07/01/03	3,100	3,100
+■ **Collier County, Florida HFA**		
M/F Housing RB (Brittany Bay Apartments Project) Series 2001A		
1.03%, 07/07/03	3,350	3,350

 See financial notes.

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Collier County, Florida IDA		
IDRB (Community School of Naples, Inc. Project) 1.00%, 07/07/03	8,150	8,150
+■ Dade County, Florida		
IDRB (Dolphins Stadium Project) Series 1985C 1.00%, 07/07/03	550	550
IDRB (Micheal-Ann Russell Jewish Community Center Project) 1.00%, 07/07/03	5,185	5,185
◗ RB (Water & Sewer Systems) 0.95%, 07/07/03	81,200	81,200
+■ Eustis, Florida		
Multi-Purpose RB 1.00%, 07/07/03	2,700	2,700
+■ Florida Development Finance Corp.		
IDRB (Sunshine State Project) Series 1999A-3 1.05%, 07/07/03	1,185	1,185
+■ Florida Housing Finance Corp.		
M/F Housing RB (Buena Vista Project) Series 1985MM 0.97%, 07/07/03	10,000	10,000
M/F Housing RB (South Pointe Project) Series 1998J 1.00%, 07/07/03	5,400	5,400
M/F Housing Revenue Refunding Bond RB (Reflections Project) Series 2001A 0.95%, 07/07/03	12,500	12,500
M/F RB (Victoria Park Apartments) Series J -1 1.00%, 07/07/03	8,370	8,370
RB (Ashley Lake II Project) Series 1989J 1.04%, 07/07/03	10,800	10,800
RB (Caribbean Key Apartments) Series 1996F 1.03%, 07/07/03	3,400	3,400
RB (Heritage Pointe Project) Series 1999I-1 1.00%, 07/07/03	9,500	9,500
RB (Heron Park Project) Series 1996U 1.04%, 07/07/03	130	130
RB (Tiffany Club Project) Series 1996P 1.03%, 07/07/03	6,900	6,900
RB (Timberline Apartments) Series 1999P 1.00%, 07/07/03	5,300	5,300
RB (Vinings Hampton Village) Series 2001D 1.10%, 07/07/03	10,800	10,800
+ Florida Local Government Finance Commission		
TECP 1.10%, 09/11/03	8,000	8,000
+■ Florida Ocean Highway & Port Authority		
RB 1.10%, 07/07/03	10,700	10,700
+◗■ Florida State Municipal Power Agency		
RB (Stanton Project) 0.95%, 07/07/03	6,150	6,150
+◗■ Florida State Turnpike Authority		
RB TOB Series 273 1.04%, 07/07/03	5,745	5,745
+◗■ Greater Orlando, Florida Aviation Authority		
Airport Facilities Revenue Refunding Bond Series 2002E 1.10%, 07/07/03	15,300	15,300
+◗■ Gulf Breeze, Florida		
RB (Local Government Loan Program) Series 1985B 1.00%, 07/07/03	26,930	26,930
RB (Local Government Loan Program) Series 1985C 1.00%, 07/07/03	29,160	29,160
RB (Local Government Loan Program) Series 1985E 1.00%, 07/07/03	3,505	3,505
+■ Halifax, Florida Hospital Medical Center		
RB (Florida Health Care Plan, Inc. Project) 0.95%, 07/07/03	4,700	4,700

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ Hillsborough County, Florida ■ IDRB (Tampa Metropolitan YMCA Project) Series 2000K		
1.05%, 07/07/03	9,100	9,100
TECP Series B		
1.00%, 08/26/03	700	700
+■ Jacksonville, Florida Industrial Development Revenue Refunding Bond (Pavilion Associates, Ltd. Project)		
0.95%, 07/07/03	4,200	4,200
+■ Jacksonville, Florida Economic Development Commission RB (Bolles School Project) Series 1999A		
1.00%, 07/07/03	2,400	2,400
Jacksonville, Florida Electric Authority ◗■ RB (Water & Sewer Systems) Series 2000B		
0.95%, 07/07/03	4,300	4,300
◗■ RB TOB Series 2000FF		
1.08%, 07/07/03	3,585	3,585
Revenue Refunding Bond (St. John River) Issue 2 Series 16		
1.09%, 10/01/03	9,000	9,088
◗ Water & Sewer TECP		
1.05%, 07/02/03	11,400	11,400
+■ Jacksonville, Florida Health Facilities Authority RB Revenue Refunding Bond (Genesis Rehabilitation Hospital)		
1.00%, 07/01/03	6,600	6,600
+■ Lakeland, Florida Educational Facilities RB (Florida Southern College Project)		
1.00%, 07/07/03	30,000	30,000
+■ Lee County, Florida HFA M/F Housing RB (Cape Coral Apartments Project) Series 1999A		
1.13%, 07/07/03	6,160	6,160

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB (University Club Apartments Project) Series 2002A		
1.25%, 07/07/03	6,700	6,700
+■ Manatee County, Florida HFA M/F Housing RB (La Mirada Gardens Project) Series 2002A		
1.25%, 07/07/03	4,000	4,000
+■ Marion County, Florida IDA M/F Housing Revenue Refunding Bond (Chambrel Project)		
0.95%, 07/07/03	7,741	7,741
+◗■ Miami-Dade County, Florida IDRB (Airis Miami LLC Project) Series 1999A		
0.95%, 07/07/03	54,200	54,200
+ Miami-Dade County, Florida Aviation Authority TECP		
1.13%, 07/02/03	9,005	9,005
1.15%, 07/11/03	4,500	4,500
0.97%, 08/06/03	12,538	12,538
0.95%, 09/12/03	1,098	1,098
+■ Okeechobee County, Florida Exempt Facility RB (Okeechobee Landfill, Inc. Project)		
1.10%, 07/07/03	15,000	15,000
+ Orange County, Florida Health Facilities Authority TECP		
1.10%, 07/22/03	9,000	9,000
0.95%, 09/04/03	21,000	21,000
0.95%, 09/09/03	20,000	20,000
+■ Orange County, Florida HFA M/F Housing RB (Andover Place Apartments)		
1.00%, 07/07/03	7,570	7,570
M/F Housing RB (Highland Pointe Apartments Project) Series 1988J		
0.95%, 07/07/03	7,555	7,555
M/F Housing RB (Smokewood Project) Series 1992A		
1.00%, 07/07/03	15,000	15,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB (West Pointe Villas Project) Series 2000F 1.03%, 07/07/03	5,750	5,750
M/F Housing Revenue Refunding Bond RB (Heather Glenn Apartments Project) Series 2001E 0.90%, 07/07/03	11,900	11,900
+▶■ Orange County, Florida School Board		
COP Series 2002B 0.90%, 07/01/03	3,000	3,000
+ Orlando & Orange Counties, Florida Expressway Authority		
RB Series 2003A 0.94%, 07/01/04	3,455	3,526
▶■ Revenue Refunding Bond Series 2003C-2 0.90%, 07/07/03	4,500	4,500
▶■ Revenue Refunding Bond Series 2003C-3 0.90%, 07/07/03	10,000	10,000
▶■ Revenue Refunding Bond Series 2003C-4 0.90%, 07/07/03	20,330	20,330
▶■ Orlando Utilities Commission, Florida		
RB (Water & Electric) Series 1985B 0.95%, 07/07/03	82,300	82,300
+■ Palm Beach County, Florida		
IDRB (Benjamin Private School Project) 1.00%, 07/07/03	9,000	9,000
RB (Raymond F. Kravis Center Project) 0.85%, 07/07/03	4,900	4,900
+ Palm Beach County, Florida Health Facilities Authority		
■ Revenue Refunding Bond RB (Joseph L. Morse Geriatric Center) 1.00%, 07/07/03	7,155	7,155
TECP 1.10%, 07/14/03	4,800	4,800
+▶■ Palm Beach County, Florida School Board		
COP Series 2002B 0.90%, 07/07/03	19,400	19,400
+▶■ Pasco County, Florida		
COP 1.00%, 07/07/03	29,000	29,000
+■ Pinellas County, Florida Educational Facilities Authority		
RB (Caterbury School of Florida Project) 0.95%, 07/07/03	2,285	2,285
RB (Shorecrest Prep School Project) 0.95%, 07/07/03	1,000	1,000
+■ Pinellas County, Florida HFA		
M/F Housing RB (Mariners Pointe Apartments) 1.03%, 07/07/03	7,300	7,300
+■ Pinellas County, Florida Industrial Council		
RB (Operation Par, Inc. Project) 1.05%, 07/07/03	5,260	5,260
+■ Pinellas County, Florida IDA		
RB (Pact, Inc. Project) 1.00%, 07/07/03	8,100	8,100
+■ SouthEast Volusia, Florida Hospital District		
RB (Bert Fish Medical Center Project) 1.05%, 07/07/03	10,220	10,220
+▶ Sunshine State of Florida Government Finance Commission		
TECP 1.05%, 07/03/03	21,605	21,605
1.05%, 07/10/03	7,732	7,732
0.90%, 09/09/03	14,810	14,810
+■ Tallahassee & Leon Counties, Florida Civic Center Authority		
Capital Improvement RB Series A 1.00%, 07/07/03	13,400	13,400

See financial notes. 15

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **Tampa, Florida** RB (Tampa Prep School Project) 0.95%, 07/07/03	11,000	11,000
+▶■ **Tampa, Florida Occupational License Tax** Revenue Refunding Bond Series 2002B 0.90%, 07/07/03	7,000	7,000
Revenue Refunding Bond Series 2002C 0.85%, 07/07/03	20,700	20,700
+■ **Tampa, Florida Regional Water Supply Authority** Water Utility System RB 1.05%, 07/07/03	6,400	6,400
+■ **Volusia County, Florida Educational Facility Authority** RB (Bethune Cookman College Project) 1.00%, 07/07/03	10,675	10,675
+■ **Volusia County, Florida Health Facilities Authority** RB (South West Volusia Health Project) Series 1994A 1.00%, 07/07/03	6,000	6,000
+■ **West Orange, Florida Healthcare District** RB Series 1999B 0.90%, 07/07/03	9,800	9,800
		1,046,591
Georgia 4.7%		
+■ **Athens-Clarke, Jackson & Morgan Counties, Georgia** IDRB (Mayfield Dairy Farms, Inc. Project) 1.10%, 07/07/03	7,350	7,350
+ **Atlanta, Georgia Airport** ▶■ RB TOB Series 376 1.08%, 07/07/03	11,195	11,195
Revenue Refunding Bond Series 2003A 0.89%, 01/01/04	15,895	15,983

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
▶■ Revenue Refunding Bond Series 2003B-1 1.00%, 07/07/03	46,330	46,330
▶■ Revenue Refunding Bond Series 2003C-2 1.00%, 07/07/03	11,710	11,710
▶■ TOBP (PT-737) 1.11%, 07/07/03	3,385	3,385
+■ **Atlanta, Georgia Urban Residential Finance Authority** M/F Housing RB (Brentwood Creek Apartments Project) 1.05%, 07/07/03	4,625	4,625
M/F Housing RB (Brentwood Meadows Apartments Project) 1.05%, 07/07/03	3,000	3,000
M/F Housing RB (Brentwood Village Apartments Project) 1.05%, 07/07/03	6,070	6,070
M/F Housing RB (Carver Redevelopment Phase III Project) 1.05%, 07/07/03	3,500	3,500
M/F Housing RB (Delmonte Brownlee Project) Series 2001A 1.05%, 07/07/03	4,600	4,600
M/F Housing RB (Peaks At West Atlanta Apartments Project) 1.05%, 07/07/03	5,000	5,000
M/F Housing RB (Street Apartments Project) Series 2003ZM 1.08%, 07/07/03	7,000	7,000
M/F Senior Housing RB (Big Bethel Village Project) 1.05%, 07/07/03	4,500	4,500
+■ **Augusta, Georgia Housing Authority** M/F Housing RB (G-Hope Ltd. Partnership Project) 1.05%, 07/07/03	3,800	3,800
+■ **Bartow County, Georgia** IDRB (Bartow Paving Co. Project) 1.15%, 07/07/03	2,000	2,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
IDRB (Matthew Contracting Project)		
1.10%, 07/07/03	1,600	1,600
+■ Cartersville, Georgia Development Authority		
IDRB (Cartersville Facilities Project)		
1.12%, 07/07/03	2,200	2,200
+■ Cherokee County, Georgia		
IDRB (Universal Alloy)		
1.10%, 07/07/03	2,700	2,700
+■ Clayton County, Georgia Development Authority		
IDRB (Wilson Holdings Project)		
1.05%, 07/07/03	800	800
Special Facilities RB (Delta Air Lines) Series 2000C		
1.05%, 07/07/03	19,500	19,500
+■ Clayton County, Georgia Housing Authority		
M/F Housing RB (Hyde Park Club Apartments Project)		
1.05%, 07/07/03	12,195	12,195
+■ Cobb County, Georgia HFA		
M/F Housing RB (Walton Green Project)		
1.10%, 07/07/03	13,500	13,500
M/F Housing RB (Woodchase Village Apartments Project)		
1.03%, 07/07/03	4,000	4,000
M/F Housing Revenue Refunding Bond RB (Walton Park Apartments Project)		
1.05%, 07/07/03	21,100	21,100
+■ Columbus, Georgia Development Authority		
RB (Foundation Properties, Inc. Project)		
1.05%, 07/07/03	11,500	11,500
RB (Foundation Property's, Inc. Project)		
1.05%, 07/07/03	3,950	3,950

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Columbus, Georgia Housing Authority		
M/F Housing RB (Eagles Trace Apartments Project)		
1.05%, 07/07/03	6,400	6,400
+■ Crisp County – Cordele, Georgia		
IDRB (Georgia Ductile Project)		
1.09%, 07/07/03	13,400	13,400
+■ Dawson County, Georgia Development Authority		
IDRB (World Wide Manufacturing Project)		
1.15%, 07/07/03	2,450	2,450
■ Dekalb County, Georgia Development Authority		
+ IDRB (Arbor Montessori School Project)		
1.00%, 07/07/03	1,100	1,100
IDRB (Siemens Energy, Inc. Project)		
1.05%, 07/07/03	7,500	7,500
+■ Dekalb County, Georgia HFA		
M/F Housing RB (Brittany Apartments Project)		
0.98%, 07/07/03	8,000	8,000
M/F Housing RB (Eagle Trace Apartments Project) Series 1996		
1.03%, 07/07/03	8,950	8,950
M/F Housing RB (Mountain Crest Apartments Project) Series 2002A-1		
1.05%, 07/07/03	7,915	7,915
M/F Housing RB (Villas of Friendly Heights Apartments Project)		
1.05%, 07/07/03	3,575	3,575
M/F Housing RB (Wesley Club Apartments Project)		
1.05%, 07/07/03	5,970	5,970
Dekalb County, Georgia School District		
TAN Series 2002-2007		
1.13%, 12/31/03	30,000	30,130

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Douglas County, Georgia IDRB (Blue Circle Project) 1.10%, 07/07/03	3,800	3,800
+■ Effingham County, Georgia IDRB (Temcor Project) 1.05%, 07/07/03	4,000	4,000
+■ Fayette County, Georgia **Development Authority** Educational Facilities RB (Catholic School Properties, Inc. Project) 1.00%, 07/07/03	10,100	10,100
+ Fulton County, Georgia Building **Authority** Revenue Refunding Bond RB Series 2002C 1.28%, 01/01/04	4,725	4,753
+■ Fulton County, Georgia **Development Authority** RB (Atlanta International School Project) 1.00%, 07/07/03	2,700	2,700
RB (Federal Road, LLC Project) 1.05%, 07/07/03	7,000	7,000
RB (Trinity School Project) 1.00%, 07/07/03	7,000	7,000
RB (Woodruff Arts Center Project) 1.00%, 07/07/03	10,000	10,000
+■ Gainesville, Georgia **Redevelopment Authority** Educational Facilities RB (Riverside Military Project) 1.00%, 07/07/03	30,000	30,000
◗■ Georgia State GO TOB Series 981003 1.05%, 07/07/03	20,245	20,245
GO TOB Series 795 1.04%, 07/07/03	4,000	4,000
GO TOBP (PA-897) 0.99%, 07/07/03	10,575	10,575
+■ Gordon County, Georgia **Development Authority** RB (Constantine Dyeing, LLC Project) 1.05%, 07/07/03	5,280	5,280

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Gwinnett County, Georgia HFA M/F Housing RB 1.00%, 07/07/03	5,000	5,000
+■ Hapeville, Georgia IDRB (Hapeville Hotel Ltd. Project) 0.90%, 07/01/03	4,600	4,600
+■ Hart County, Georgia Industrial **Building Authority** IDRB (Awh Corp. Project) 1.10%, 07/07/03	4,300	4,300
IDRB (Dundee Mills Project) 1.05%, 07/07/03	2,505	2,505
+■ Houston County, Georgia **Development Authority** IDRB (Douglas Asphalt County Project) 1.05%, 07/07/03	2,100	2,100
+■ Jefferson County, Georgia **Development Authority** IDRB (Grove River Mills Project) 1.15%, 07/07/03	2,100	2,100
+■ Laurens County, Georgia **Development Authority** Solid Waste Disposal RB (Southeast Paper Manufacturing Co. Project) 1.10%, 07/07/03	51,000	51,000
+■ Lawrenceville, Georgia Housing **Authority** M/F Housing RB Series 2002 1.10%, 07/07/03	7,700	7,700
+■ Lowndes County, Georgia **Development Authority** M/F Housing RB (FMPH Valdosta, Limited Partnership Project) 1.05%, 07/07/03	4,945	4,945
+■ Macon-Bibb County, Georgia **Hospital Authority** RB (The Medical Center of Central Georgia Project) 1.00%, 07/07/03	4,000	4,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Miller County, Georgia Development Authority IDRB (Birdsong Corp. Project) 1.05%, 07/07/03	2,800	2,800
+ Rockdale County, Georgia Water Sewer Authority RB Series 1999B 1.38%, 07/01/03	12,710	12,710
+■ Roswell, Georgia HFA M/F Housing RB (Gables Realty Wood Crossing Project) 1.00%, 07/07/03	11,650	11,650
+■ Savannah Georgia Housing Authority M/F Housing RB (Indigo Pointe Apartments) Series 2001A 1.05%, 07/07/03	3,500	3,500
M/F Housing RB (Live Oak Plantation Apartments) Series 2001A 1.05%, 07/07/03	2,500	2,500
+■ Savannah, Georgia Economic Development Authority RB (Georgia Kaolin, Inc.) 1.10%, 07/07/03	11,000	11,000
RB (Home Depot Project) Series 1995B 1.05%, 07/07/03	5,000	5,000
+■ Summerville, Georgia Development Authority RB (Image Industry Project) 1.10%, 07/07/03	11,000	11,000
+■ Thomasville, Georgia Hospital Authority RB (JD Archbold Project) 1.00%, 07/07/03	6,000	6,000
+■ Walton County, Georgia Development Authority RB (Tucker Door & Trim Corp. Project) 1.15%, 07/07/03	2,600	2,600
+■ Webster County, Georgia IDRB (Tolleson Lumber Co., Inc. Project) 1.10%, 07/07/03	5,600	5,600

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Whitfield County, Georiga Development Authority RB (Product Concepts Project) 1.05%, 07/07/03	960	960
+■ Winder-Barrow County, Georgia Joint Development Authority Solid Waste Disposal RB 1.05%, 07/07/03	6,000	6,000
+■ Winder-Barrow County, Georgia Industrial Building Authority IDRB (Progress Container Corp. Project) 1.05%, 07/07/03	2,795	2,795
+■ Worth County, Georgia IDRB Revenue Refunding Bond (Seabrook Project) Series 1996B 1.05%, 07/07/03	1,300	1,300
		621,601
Hawaii 0.4%		
+►■ Hawaii State Department of Budget & Finance Special Purpose RB TOBP (PA-795R) 1.08%, 07/07/03	9,095	9,095
►■ Hawaii State Housing Finance & Development Corp. TOB 1.13%, 07/07/03	6,355	6,355
+►■ Honolulu, Hawaii City & County GO Series 2001C 1.30%, 12/04/03	37,600	37,600
		53,050
Idaho 1.0%		
+■ Idaho HFA Housing RB (Assisted Living Concepts Project) 1.10%, 07/07/03	3,380	3,380
▲ Idaho State TAN 0.80%, 06/30/04	125,000	126,484

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **Idaho State University Foundation, Inc.**		
RB (L E & Thelma Stevens Project)		
1.00%, 07/07/03	3,955	3,955
		133,819
Illinois 6.9%		
+■ **Aurora, Illinois**		
M/F Housing RB (Apartments at Fox Valley) Series 1999A		
1.00%, 07/07/03	9,445	9,445
+■ **Carol Stream, Illinois**		
M/F Housing Revenue Refunding Bond RB (St. Charles Square Project)		
1.15%, 07/07/03	4,415	4,415
+■ **Centralia, Illinois**		
IDRB (Consolidated Foods Corp. & Hollywood Brands, Inc. Project)		
1.00%, 07/07/03	10,000	10,000
Chicago, Illinois		
+◗■ GO Series B		
0.98%, 07/07/03	20,000	20,000
+ GO Series 2003		
1.15%, 01/07/04	2,000	2,001
+■ IDRB (Morse Automotive Project)		
1.05%, 07/07/03	1,600	1,600
+ Project & Refunding GO Series 2002A		
1.19%, 01/01/04	5,180	5,253
+■ RB (Homestart Program) Series 2000A		
1.09%, 07/07/03	20,000	20,000
+◗■ Senior Lien RB TOB		
1.05%, 07/07/03	12,975	12,975
◗■ S/F Mortgage RB TOB Series 1999N		
1.13%, 07/07/03	6,025	6,025
+■ Water Second Lien RB		
1.00%, 07/07/03	2,000	2,000
+◗■ **Chicago, Illinois Board of Education**		
Unlimited Tax GO TOB		
1.04%, 07/07/03	7,120	7,120

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗■ **Chicago, Illinois Metropolitan Water Reclamation District**		
Capital Improvement GO Series 2003E		
0.90%, 07/07/03	12,000	12,000
RB Series 2002A		
0.90%, 07/07/03	7,100	7,100
+◗■ **Chicago, Illinois Midway Airport**		
RB TOB		
1.05%, 07/07/03	24,480	24,480
+■ **Chicago, Illinois O'Hare International Airport**		
RB (ACES General Airport Second Lien) Series B1		
1.02%, 07/07/03	25,400	25,400
RB (ACES General Airport Second Lien) Series B2		
1.02%, 07/07/03	13,000	13,000
◗ Revenue Refunding TOBP (PT-755)		
1.11%, 07/07/03	6,315	6,315
Special Facility RB (O'Hare Technical Center II Project)		
1.06%, 07/07/03	15,500	15,500
Special Facility RB		
1.10%, 07/07/03	41,484	41,484
◗ Special Facility RB TOB Series 2001B6		
1.13%, 07/07/03	11,070	11,070
Special Facility Revenue Refunding Bond RB (Lufthansa German Project)		
0.98%, 07/07/03	43,770	43,770
+ **Chicago, Illinois Skyway Toll Bridge**		
Revenue Refunding Bond		
0.87%, 01/01/04	5,000	5,246
+■ **East Dundee, Kane & Cook Counties, Illinois**		
IDRB (Otto Engine Project)		
1.06%, 07/07/03	1,950	1,950
+■ **Elmhurst, Illinois**		
IDRB (ELM Machining Corp. Project)		
1.20%, 07/07/03	2,090	2,090

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Gilberts, Illinois Special Service Area No. 10		
RB (Timber Trails Project)		
1.05%, 07/07/03	4,883	4,883
+■ Glendale Heights, Illinois		
IDRB (York Corrugated Container Project)		
1.10%, 07/07/03	1,200	1,200
+■ Hampshire, Illinois		
IDRB (Poli-Film America Project) Series 1998A		
1.15%, 07/07/03	4,000	4,000
■ Illinois Development Finance Authority		
+ IDRB (Arc Tronics, Inc. Project)		
1.10%, 07/07/03	2,190	2,190
+ IDRB (Camcraft, Inc. Project)		
1.25%, 07/07/03	2,400	2,400
+ IDRB (Catholic Charities)		
1.20%, 07/07/03	910	910
+ IDRB (Molding Project)		
1.30%, 07/07/03	4,300	4,300
+▶ IDRB (Presbyterian Home Lake Forest) Series 1996A		
1.05%, 07/07/03	6,000	6,000
+ IDRB (Radiological Society Project)		
1.00%, 07/07/03	3,730	3,730
+ IDRB (River Graphics Corp. Project)		
1.20%, 07/07/03	2,690	2,690
+ RB (Carmel High School Project)		
1.05%, 07/07/03	3,200	3,200
+ RB (Catholic Charities Housing Project) Series 1993A		
1.20%, 07/07/03	9,160	9,160
+ RB (Chicago Academy of Science Project)		
1.05%, 07/07/03	8,415	8,415
+ RB (Chicago Horticultural Society Project)		
1.05%, 07/07/03	18,000	18,000
+ RB (Korex Corp. Project)		
1.15%, 07/07/03	4,000	4,000
+ RB (Lake Forest Academy Project)		
1.05%, 07/07/03	4,000	4,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ RB (Loyola Academy Project)		
1.05%, 07/07/03	13,000	13,000
+ RB (McCormick Theological Project) Series 2001B		
1.05%, 07/07/03	12,500	12,500
▶ RB (Palos Community Hospital Project)		
1.00%, 07/07/03	10,000	10,000
+ RB (Presbyterian Homes Project)		
1.05%, 07/07/03	9,000	9,000
+ RB (Roll Service, Inc. Project)		
1.10%, 07/07/03	2,230	2,230
+ RB (Sacred Heart School Project)		
1.05%, 07/07/03	4,600	4,600
+ RB (Slovak American Charitable Project)		
1.05%, 07/07/03	7,940	7,940
+ RB (St. Ignatius College Prep. Project)		
1.05%, 07/07/03	2,200	2,200
+ RB (St. Ignatius College Project)		
1.05%, 07/07/03	2,500	2,500
+ RB (Variable Rest Haven Illiana Christian)		
1.07%, 07/07/03	8,295	8,295
+ RB (Wheaton Academy Project)		
1.05%, 07/07/03	8,000	8,000
+ Residential Rental RB (River Oak Project)		
1.05%, 07/07/03	32,000	32,000
+ Revenue Refunding Bond RB (Francis W. Parker Project)		
0.95%, 07/07/03	2,500	2,500
+▶ Water Facilities Revenue Refunding Bond RB (Illinois American Water Co. Project)		
1.05%, 07/07/03	5,000	5,000
+■ Illinois Educational Facility Authority		
RB (Chicago Historical Society)		
1.00%, 07/07/03	7,900	7,900
▶ TOB		
1.08%, 07/07/03	2,000	2,000

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Illinois HDA		
Homeowner Mortgage RB Subseries 2003A-1 1.13%, 04/29/04	8,000	8,000
Homeowner Mortgage RB Subseries 2003A-2 1.18%, 04/29/04	26,500	26,500
+■ M/F Revenue Refunding Bond RB (Hyde Park Tower Apartments Project) Series 2000A 1.10%, 07/07/03	4,500	4,500
+■ **Illinois Health Facility Authority**		
RB (Bensenville Home Society Project) Series 1989A 1.00%, 07/07/03	2,125	2,125
RB (Washington & Jane Smith Home) 1.05%, 07/07/03	2,800	2,800
+◗■ **Illinois Metropolitan Pier & Exposition Authority**		
Dedicated Tax RB TOB Series A42 1.08%, 07/07/03	18,490	18,490
TOB (McCormick Place Exposition Project) 1.05%, 07/07/03	9,790	9,790
TOB (McCormick Place) 1.05%, 07/07/03	14,355	14,355
+■ **Illinois Regional Transportation Authority**		
GO TOB 1.05%, 07/07/03	12,055	12,055
◗ GO TOB 1.05%, 07/07/03	9,730	9,730
Illinois State		
+◗■ Dedicated Tax TOB Series N 1.08%, 07/07/03	2,940	2,940
GO Certificates Series 2003 0.98%, 05/15/04	200,000	200,897
+◗■ GO TOB 1.05%, 07/07/03	14,125	14,125
+◗■ GO TOB 1.05%, 07/07/03	14,000	14,000
+◗■ GO TOB Series 2001-2 1.06%, 07/07/03	5,000	5,000
+■ **Illinois Student Assistance Commission**		
Student Loan RB Series 1996A 1.03%, 07/07/03	7,600	7,600
+■ **Lombard, Illinois**		
IDRB Revenue Refunding Bond (B & H Partnership Project) 1.40%, 07/07/03	1,850	1,850
+■ **Oak Forest, Illinois**		
RB (Homewood Pool-South Suburban Mayors & Managers Association Project) 1.04%, 07/07/03	10,000	10,000
+■ **Orland Park, Illinois**		
IDRB (Orland Properties Project) 1.40%, 07/07/03	825	825
+■ **Palatine, Illinois Special Facilities**		
Limited Obligation RB (Little City Community Development Project) 1.05%, 07/07/03	4,000	4,000
+■ **Richton Park, Illinois**		
IDRB (Avatar Corp. Project) 1.25%, 07/07/03	1,900	1,900
+■ **Rockford, Illinois**		
IDRB (Industrial Welding Supply, Inc. Project) 1.20%, 07/07/03	2,000	2,000
IDRB (Ring Can Corp. Project) 1.05%, 07/07/03	1,500	1,500
+■ **Tinley Park, Illinois**		
IDRB (Beverly Manufacturing Co. Project) Series 1997A 1.24%, 07/07/03	2,270	2,270
+◗■ **University of Illinois**		
RB TOB (Merlot) Series 2000S 1.08%, 07/07/03	3,500	3,500
+■ **Will-Kankakee, Illinois Regional Development Authority**		
IDRB (Toltec Steel Services, Inc. Project) 1.00%, 07/07/03	8,030	8,030

 See financial notes.

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Yorkville, Illinois IDRB (F.E. Wheaton & Co., Inc. Project) 1.20%, 07/07/03	1,080	1,080
		908,844
Indiana 3.5%		
+■ Elkhart County, Indiana Economic Development RB (White Plains Apartments Project) Series 1998A 1.10%, 07/07/03	1,900	1,900
+■ Gary, Indiana Redevelopment District Economic Growth RB Series 20001-A 1.05%, 07/07/03	8,010	8,010
+ Indiana Bond Bank BAN (Advance Funding Program Notes) Series 2003A 1.10%, 01/27/04	207,500	208,562
TAN (Midyear Funding Program) Series 2003A 0.93%, 04/15/04	67,000	67,168
+■ Indiana Development Finance Authority IDRB (Big Sky Park Project) 1.06%, 07/07/03	5,600	5,600
IDRB (Cives Corp. Project) 1.10%, 07/07/03	7,150	7,150
Indiana Health Facility Financing Authority RB (Ascension Health Credit Group) Series 2001A-2 1.83%, 07/03/03	25,000	25,000
+▶■ Indiana Hospital Equipment Financing Authority Insured RB Series 1985A 1.00%, 07/07/03	32,975	32,975
▶■ Indiana State HFA S/F Mortgage RB TOB Series 2000P 1.15%, 07/07/03	7,370	7,370
TOB Series 1999A 1.13%, 07/07/03	9,995	9,995

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ Indiana Transportation Finance Authority BAN 0.95%, 10/03/03	27,000	27,038
▶■ Indiana University, Indiana RB 0.95%, 07/07/03	5,561	5,561
+■ Indianapolis, Indiana M/F Housing RB (Nora Pines Apartments Project) 0.98%, 07/07/03	5,000	5,000
▶ Thermal Energy System RB TOB 1.05%, 07/07/03	9,900	9,900
+▶■ Indianapolis, Indiana Local Public Improvement Bond Bank TOB Series 784 1.04%, 07/07/03	8,000	8,000
+■ Marion, Indiana Economic Development RB (Wesleyan University Project) 1.00%, 07/07/03	7,500	7,500
■ St. Joseph County, Indiana **+** Economic Development RB (Pine Oaks Apartments Project) Series 1997A 1.15%, 07/07/03	1,000	1,000
+ Economic Development RB Series 1997B 1.15%, 07/07/03	3,430	3,430
▶ Educational Facilities RB (University of Notre Dame) 0.85%, 07/07/03	4,200	4,200
+■ Saint Joseph County, Indiana Economical Development Authority RB (Western Manor Project) 1.15%, 07/07/03	2,130	2,130
+▶■ University of Southern Indiana Auxiliary System RB Series 2001B 1.00%, 07/07/03	10,700	10,700

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Vigo County, Indiana		
Economic Development Revenue Bond (Sister's Providence Project) 1.10%, 07/07/03	3,500	3,500
		461,689
Iowa 1.0%		
+■ Iowa Higher Education Loan Authority		
RB (Private College Graceland Project) 1.05%, 07/07/03	2,000	2,000
+ Iowa School Corp.		
Revenue Anticipation Warrant (School Cash Anticipation Program) Series 2003A 0.85%, 06/18/04	91,730	92,739
+◗■ Iowa Student Loan Liquidity Corp.		
Student Loan RB Series 1988B 0.98%, 07/07/03	33,600	33,600
		128,339
Kansas 0.9%		
◗■ Kansas Department of Transportation Highway		
RB TOB Series 1999 1.05%, 07/07/03	37,500	37,500
Olathe, Kansas		
BAN Series 2003A 1.09%, 06/01/04	39,540	39,688
+■ Wichita, Kansas		
Airport Facilities Revenue Refunding Bond RB (Cessna Service Center Project) 1.10%, 07/07/03	11,245	11,245
Airport Facilities Revenue Refunding Bond RB (Flight Safety International, Inc. Project) 1.08%, 07/07/03	26,170	26,170
		114,603
Kentucky 1.1%		
+■ Elizabethtown, Kentucky		
IDRB (Aztec Project) 1.10%, 07/07/03	3,000	3,000
+■ Jefferson County, Kentucky		
M/F Housing Revenue Refunding Bond RB (Camden Brookside Project) 1.05%, 07/07/03	8,900	8,900
RB (University of Louisville Athletic Department) 1.10%, 07/07/03	4,400	4,400
+◗■ Kentucky Higher Education Student Loan Corp.		
Insured Student Loan RB Series 1991E 1.00%, 07/07/03	12,600	12,600
Insured Student Loan RB Series 1996A 1.00%, 07/07/03	23,850	23,850
◗■ Kentucky Housing Corp.		
RB TOB Series 1998W 1.13%, 07/07/03	19,320	19,320
TOB (Merlots) Series 2000U 1.13%, 07/07/03	9,685	9,685
TOB (Merlots) Series 2002A-31 1.13%, 07/07/03	5,915	5,915
+◗■ Louisville & Jefferson Counties, Kentucky Metropolitan Sewer District		
TOB Series A 1.05%, 07/07/03	6,115	6,115
■ Louisville & Jefferson County, Kentucky Regional Airport Authority		
Special Facilities RB (UPS Project) Series 1999C 0.90%, 07/01/03	29,800	29,800
+■ Murray, Kentucky		
IDRB Revenue Refunding Bond (Dean Foods Co. Project) 1.10%, 07/07/03	6,000	6,000
+■ Richmond, Kentucky		
IDRB (Mikron Project) 1.10%, 07/07/03	7,175	7,175

 See financial notes.

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Wickliffe, Kentucky Pollution Control & Solid Waste Disposal Revenue Refunding Bond RB (Westvaco Corp. Project) 1.00%, 07/07/03	4,250	4,250
		141,010
Louisiana 1.2%		
+■ Calcasieu Parish, Lousiana IDRB (Weingarten Realty Project) 1.05%, 07/07/03	1,990	1,990
■ East Baton Rouge Parish, Lousiana Pollution Control Revenue Refunding Bonds RB (Exxon Corp. Project) 0.85%, 07/01/03	12,000	12,000
+■ Lafayette Parish, Louisiana IDRB (Westwood Village Project) 1.05%, 07/07/03	3,735	3,735
+■ Lake Charles, Louisiana Harbor & Terminal District Dock & Wharf RB (Conoco, Inc. Project) 1.10%, 07/07/03	10,500	10,500
+■ Louisiana Public Facilities Authority IDRB (Kenner Hotel LTD. Project) 0.90%, 07/01/03	6,900	6,900
▶ Lease Purchase RB 1.03%, 07/07/03	20,000	20,000
+■ Louisiana State Offshore Terminal Authority Revenue Refunding Bond (1st. Stage Loop, Inc.) 1.00%, 07/07/03	10,000	10,000
Revenue Refunding Bond (Deepwater Port) Series 2003B 1.05%, 07/07/03	5,700	5,700
+▶■ New Orleans, Louisiana Aviation Board RB Series 1993B 1.05%, 07/07/03	5,460	5,460

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Ouachita Parish, Louisiana IDRB (Sulzer Escher Wyss, Inc. Project) 1.10%, 07/07/03	1,500	1,500
St. James Parish, Louisiana Pollution Control Revenue Refunding TECP (Texaco Project) Series 1988A 1.05%, 07/09/03	36,500	36,500
Pollution Control Revenue Refunding TECP (Texaco Project) Series 1988B 1.05%, 07/09/03	44,030	44,030
		158,315
Maine 0.2%		
+■ Maine Finance Authority RB (Jackson Labortories) 1.04%, 07/07/03	6,000	6,000
▲ Maine State TAN 0.80%, 06/30/04	20,000	20,188
▶■ Maine State Housing Authority Mortgage Purchase TOB Series 193 1.10%, 07/07/03	5,020	5,020
		31,208
Maryland 0.6%		
▶ Anne Arundel County, Maryland TECP Series A 1.00%, 10/07/03	5,000	5,000
TECP Series B 1.00%, 10/08/03	5,000	5,000
▶ Baltimore County, Maryland Consolidated Public Improvement TECP 1.05%, 07/07/03	20,000	20,000
▶■ Maryland State Community Housing Development Administration Department S/F Mortgage Revenue TOBP (PA-634) 1.08%, 07/07/03	5,105	5,105
TOB Series 1999G 1.13%, 07/07/03	32,335	32,335

See financial notes. 25

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Maryland State Economic Development Corp.		
Economic Development RB (Hunter Douglas Project)		
1.05%, 07/07/03	3,400	3,400
IDRB (Dixon Valve Project)		
1.15%, 07/07/03	2,225	2,225
+■ Maryland State Engery Financing Administration		
Limited Obligation Local District RB (Comfort Link Project)		
1.05%, 07/07/03	10,000	10,000
		83,065
Massachusetts 2.7%		
Ayer, Massachusetts		
BAN		
0.89%, 06/24/04	5,000	5,027
Douglas, Massachusetts		
BAN		
1.12%, 04/07/04	14,000	14,094
Massachusetts Bay Transportation Authority		
Revenue Refunding Bond (General Transportation System Project) Series 1993A		
1.11%, 03/01/04	1,000	1,027
+▶■ TOBP (PT-1218)		
0.96%, 07/07/03	9,000	9,000
▶ Massachusetts State		
+■ GO TOB Series 2001O		
1.00%, 07/07/03	2,785	2,785
■ Revenue Refunding Bond Series 2001C		
1.10%, 07/07/03	9,200	9,200
TECP		
0.85%, 08/04/03	56,000	56,000
+ Massachusetts State Development Finance Agency		
■ RB (Assumption College) Series 2002A		
0.99%, 07/07/03	6,600	6,600
▶■ RB (Boston University) Series 2002R-3		
1.05%, 07/07/03	10,000	10,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
■ RB (Brandon Residential Treatment)		
1.00%, 07/07/03	2,355	2,355
■ RB (Fiba Technologies)		
1.05%, 07/07/03	2,200	2,200
TECP		
0.95%, 10/08/03	2,750	2,750
■ Massachusetts State Health & Educational Facilities Authority		
+▶ RB (Capital Assets Program) Series 1985D		
0.90%, 07/01/03	25,900	25,900
RB (Harvard University) Series 2000BB		
1.05%, 07/07/03	41,800	41,800
RB (Harvard University) Series 2000Y		
0.85%, 07/07/03	32,000	32,000
RB (Massachusetts Institute of Technology) Series 2001J-1		
0.95%, 07/07/03	15,700	15,700
RB (Massachusetts Institute of Technology) Series 2001J-2		
0.85%, 07/07/03	22,800	22,800
RB (Partners Healthcare Systems) Series 2003D-6		
0.95%, 07/01/03	4,200	4,200
RB (Williams College) Series 2003I		
1.10%, 04/01/04	20,400	20,400
▶ RB TOB Series 2002D		
1.00%, 07/07/03	1,510	1,510
Massachusetts State HFA		
+▶■ RB Series 2003F		
0.95%, 07/07/03	3,500	3,500
S/F Housing BAN Series 2003M		
1.15%, 05/01/04	10,000	10,000
▶■ Massachusetts State Industrial Finance Agency		
RB (Whitehead Institute BioMed Research Project)		
0.90%, 07/07/03	5,000	5,000
+▶■ Massachusetts State Turnpike Authority		
Metropolitan Highway System RB TOB Series 335		
0.98%, 07/07/03	10,000	10,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗■ **Massachusetts State Water Pollution Abatement Trust**		
TOB (Merlots) Series 1999N		
1.04%, 07/07/03	1,500	1,500
+◗■ **Route 3 North Massachusetts Transportation Improvement Association**		
Lease RB Series 2002B		
0.90%, 07/07/03	24,950	24,950
Woburn, Massachusetts		
BAN		
0.95%, 06/11/04	7,850	7,909
+ **Worchester, Massachusetts Regional Transportation Authority**		
RAN		
0.88%, 06/30/04	6,000	6,037
		354,244

Michigan 5.0%

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗■ **Allen Park, Michigan Public School District**		
TOB Series 229		
1.05%, 07/07/03	6,410	6,410
+■ **Ann Arbor, Michigan Economic Development Corp.**		
Limited Obligation RB (Glacier Hills, Inc. Project) Series 2000A		
1.08%, 07/07/03	13,245	13,245
Limited Obligation RB (Glacier Hills, Inc. Project) Series 2000B		
1.08%, 07/07/03	9,325	9,325
+◗■ **Detroit, Michigan City School District**		
GO TOB Series 2002A		
1.06%, 07/07/03	4,620	4,620
+◗■ **Detroit, Michigan Sewage Disposal System**		
RB TOB Series 1999A		
1.05%, 07/07/03	34,650	34,650
RB TOB Series 2002G		
1.06%, 07/07/03	4,260	4,260
+◗■ **Detroit, Michigan Water Supply System**		
Refunding Revenue Bond (Senior Lien) Series 2003D		
1.00%, 07/07/03	21,900	21,900
+■ **Georgetown Township, Michigan Economic Development Corp.**		
Limited Obligation RB (Sunset Manor, Inc. Project)		
1.08%, 07/07/03	9,180	9,180
+■ **Grand Rapids, Michigan Economic Development Corp.**		
RB (Amway Hotel Corp. Project) Series 1991A		
1.04%, 07/07/03	8,755	8,755
+■ **Macomb County, Michigan Hospital Finance Authority**		
Hospital Revenue Refunding Bond (Mt. Clemens General) Series 2003A-2		
0.98%, 07/01/03	5,000	5,000
1.00%, 07/01/03	9,200	9,200
Michigan State		
GO		
1.00%, 09/30/03	175,000	175,214
+ **Michigan State Building Authority**		
TECP		
1.05%, 08/28/03	55,500	55,500
Michigan State HDA		
RB Series D		
1.40%, 12/01/03	17,000	17,000
+◗■ TOBP (PT-556)		
1.08%, 07/07/03	3,630	3,630
+■ **Michigan State Hospital Finance Authority**		
RB (Martin Luther Memorial Home Inc. Project)		
1.05%, 07/07/03	7,925	7,925
+■ **Michigan State Strategic Fund**		
Limited Obligation RB (Advance Plastics Corp.)		
1.20%, 07/07/03	2,130	2,130
Limited Obligation RB (American Cancer Society Great Lakes)		
1.05%, 07/07/03	4,670	4,670

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Limited Obligation RB (EPI Printers, Inc. Project) 1.20%, 07/07/03	1,200	1,200
Limited Obligation RB (Mans Project) 1.14%, 07/07/03	840	840
Limited Obligation RB (Mechanics Uniform Rental Project) 1.20%, 07/07/03	1,000	1,000
Limited Obligation RB (Orchestra Place Renewal Project) 1.14%, 07/07/03	15,000	15,000
Limited Obligation RB (United Machining Project) 1.20%, 07/07/03	5,000	5,000
Limited Obligation RB Series 1998B (Mans Project) 1.20%, 07/07/03	1,415	1,415
+▶■ Michigan State Trunk Line Revenue Refunding TOB Series 1998A 1.06%, 07/07/03	46,666	46,666
+■ Oakland County, Michigan Economic Development Corp. Limited Obligation RB (Husky Envelope Products, Inc. Project) 1.20%, 07/07/03	2,620	2,620
Limited Obligation RB (Pontiac Vision Schools Project) 1.05%, 07/07/03	10,200	10,200
+▶■ Wayne Charter County, Michigan Airport RB (Detroit Metropolitan Wayne County Airport Project) 1.02%, 07/07/03	87,500	87,500
RB (Detroit Metropolitan Wayne County Airport Project) Series 1996B 0.98%, 07/07/03	41,505	41,505
RB (Detroit Metropolitan Wayne County Airport Project) Series 2002A 0.98%, 07/07/03	52,900	52,900
		658,460

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Minnesota 2.1%		
+▶■ Bloomington, Minnesota Port Authority Special Tax Revenue Refunding Bond RB (Mall of America Project) Series 1999B 1.10%, 07/07/03	9,300	9,300
+▶■ Dakota County, Minnesota Community Development Agency S/F RB TOBP (PT-627) 1.13%, 07/07/03	7,245	7,245
+■ Eden Prairie, Minnesota M/F Housing RB (Leased Housing Associates) Series 2003A 1.15%, 07/07/03	6,000	6,000
■ Hennepin County, Minnesota Unlimited GO Series 1996C 1.15%, 07/07/03	2,650	2,650
+■ Hennepin County, Minnesota Housing & Redevelopment Authority M/F Housing RB (City Apartments at Loring Park) 1.10%, 07/07/03	2,600	2,600
M/F Housing Revenue Refunding Bond RB (Stone Arch Apartments Project) 1.05%, 07/07/03	2,800	2,800
+■ Mendota Heights, Minnesota IDRB (Dakota Business Plaza Project) 1.30%, 07/07/03	2,300	2,300
+ Minneapolis St. Paul Metropolitan Airports Commission RB Series 2000B 1.35%, 01/01/04	2,875	2,934
TECP 0.95%, 08/06/03	15,400	15,400
1.00%, 09/03/03	24,500	24,500
▶■ TOBP (PT-735) 1.11%, 07/07/03	5,225	5,225

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Minnesota School District COP (Tax & Aid Anticipation Borrowing Program) 1.47%, 08/20/03	42,745	42,790
+■ Minnesota State Agriculture & Economic Development RB (Evangelical Lutheran Project) 1.10%, 07/07/03	7,500	7,500
■ Minnesota State HFA Residential Housing RB Series 2001B 1.35%, 08/28/03	30,600	30,600
Residential Housing RB Series 2001C 1.35%, 08/28/03	10,000	10,000
S/F Housing RB Series 2001D 1.35%, 08/28/03	19,920	19,920
+■ Minnesota State Higher Education Facilities Authority RB (St. Thomas University Project) Series 5-L 1.05%, 07/07/03	4,000	4,000
RB (University of St. Thomas Project) 1.05%, 07/07/03	9,700	9,700
Rochester, Minnesota Health Care Facilities ◗■ RB TOB Series 177 1.04%, 07/07/03	7,130	7,130
TECP 1.00%, 08/21/03	1,500	1,500
◗ 1.05%, 08/21/03	46,000	46,000
1.05%, 08/21/03	18,550	18,550
+■ St. Louis Park, Minnesota M/F Housing RB (At the Park Project) Series 2002A 1.15%, 07/07/03	3,300	3,300
		281,944
Mississippi 0.8%		
■ Jackson County, Mississippi Pollution Control Revenue Refunding Bond (Chevron U.S.A., Inc. Project) 0.90%, 07/01/03	7,800	7,800

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Mississippi Business Financial Corp. IDRB (Electric Mills Wood Project) 1.15%, 07/07/03	5,000	5,000
IDRB (Omega Motion Project) 1.10%, 07/07/03	5,000	5,000
IDRB (VC Regional Assembly & Manufacturing Project) 1.05%, 07/07/03	8,110	8,110
+◗■ Mississippi Development Bank Special Obligation TOBP (PT-520) 1.03%, 07/07/03	38,365	38,365
+■ Mississippi Hospital Equipment & Facilities Authority RB (Baptist Memorial Hospital Project) 1.01%, 07/07/03	16,870	16,870
◗■ Mississippi State GO Refunding Bond TOB 1.05%, 07/07/03	14,880	14,880
+◗■ Mississippi State HFA S/F TOB Series 1997G 1.13%, 07/07/03	8,440	8,440
		104,465
Missouri 0.2%		
+■ Clay County, Montana IDRB (KC Salad Real Estate Project) 1.14%, 07/07/03	1,800	1,800
+■ Missouri State Development Finance Board IDRB (Milbank Manufacturing Co. Project) 1.25%, 07/07/03	3,000	3,000
+■ Missouri State Health and Educational Facilities Authority Health Facilities RB (National Benevolent Association Project) 1.05%, 07/07/03	2,640	2,640

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ St. Louis, Missouri		
IDRB (Kessler Container Project)		
1.10%, 07/07/03	2,200	2,200
▲ St. Louis, Missouri General Fund		
TRAN		
0.86%, 06/25/04	10,000	10,111
+■ Washington, Missouri		
IDRB (Pauwels Transformer Project)		
1.28%, 07/07/03	3,000	3,000
		22,751
Montana 0.1%		
+▶■ Montana State Health Facility Authority		
RB (Health Care Pooled Loan Program Project) Series 1985A		
0.95%, 07/07/03	5,155	**5,155**
Nebraska 0.3%		
+■ Dodge County, Nebraska		
IDRB (Oilgear Project)		
1.24%, 07/07/03	1,390	1,390
+▶■ Lancaster County, Nebraska Hospital Authority No. 1		
RB (Bryan Leigh Medical Center Project)		
1.05%, 07/01/03	3,500	3,500
▶■ Nebraska Investment Finance Authority		
S/F Housing RB (Merlot) TOB Series 2000O		
1.13%, 07/07/03	2,985	2,985
S/F Housing RB TOB Series 1998X		
1.13%, 07/07/03	10,735	10,735
+■ Stanton County, Nebraska		
IDRB (Nucor Corp. Project)		
1.13%, 07/07/03	19,300	19,300
		37,910

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Nevada 1.5%		
Clark County, Nevada		
+■ Economic Development RB (University of Nevada Las Vegas Project)		
1.00%, 07/07/03	560	560
+■ IDRB (Southwest Gas Corp. Project) Series 2003A		
1.10%, 07/07/03	12,500	12,500
+▶■ TOB Series 801		
1.04%, 07/07/03	7,468	7,468
+■ Clark County, Nevada Airport		
Improvement RB (System Subordinate Lien) Series 1995A2		
1.02%, 07/07/03	1,200	1,200
+■ Sub Lien RB Series 1999B1		
0.98%, 07/07/03	47,960	47,960
+▶■ Sub Lien RB Series 2001C		
0.90%, 07/07/03	10,000	10,000
+ Clark County, Nevada Highway Motor Vehicle Fuel Tax		
TECP		
1.05%, 08/21/03	6,700	6,700
+▶■ Clark County Nevada School District		
TOB Series 2001F		
1.06%, 07/07/03	21,715	21,715
+■ Nevada Housing Division		
M/F Housing RB (Apache Pines Apartments Project) Series 1999A		
1.00%, 07/07/03	7,415	7,415
M/F Housing RB Series 1989A		
0.95%, 07/07/03	5,100	5,100
Multi-Unit Housing RB (Banbridge Apartment Project) Series 2000A		
1.00%, 07/07/03	3,960	3,960
Multi-Unit Housing RB (City Center Project) Series 2000A		
1.00%, 07/07/03	9,350	9,350
Multi-Unit Housing RB (Oakmont Project)		
1.00%, 07/07/03	4,350	4,350

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Multi-Unit Housing RB (Reno Apartments Project) Series 2002A		
1.00%, 07/07/03	17,850	17,850
Multi-Unit Housing RB (Silver Pines Apartments) Series 2002A		
0.95%, 07/07/03	5,400	5,400
Multi-Unit Housing RB (St. Rose Apartments Project) Series 2002A		
1.00%, 07/07/03	14,770	14,770
Multi-Unit Housing RB Series 2003A		
1.00%, 07/07/03	5,150	5,150
+▶■ **Washoe County, Nevada**		
GO TOB		
1.06%, 07/07/03	21,000	21,000
		202,448
New Hampshire 0.4%		
+▶■ **New Hampshire Health & Education Facilities Authority**		
RB (Dartmouth Hitchcock Obligation) Series 2001A		
0.95%, 07/07/03	9,000	9,000
+■ **New Hampshire State Business Finance Authority**		
Solid Waste Disposal RB (Lonza Biologics, Inc. Project)		
1.10%, 07/07/03	30,000	30,000
+▶■ **New Hampshire State HFA**		
S/F Revenue TOB Series 1998G		
1.13%, 07/07/03	3,635	3,635
S/F Revenue TOB Series 1998U		
1.13%, 07/07/03	9,995	9,995
		52,630
New Jersey 0.5%		
East Brunswick Township, New Jersey		
BAN		
1.10%, 02/27/04	16,985	17,085

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **New Jersey Economic Development Authority**		
RB (Catholic Community Services Project)		
0.95%, 07/07/03	50	50
+▶■ **New Jersey Sports & Exposition Authority**		
RB Series 1992C		
1.00%, 07/07/03	11,000	11,000
+▶■ **New Jersey State Transit Corp.**		
TOB (Certificates) Series 2000-148		
0.95%, 07/07/03	2,305	2,305
Woodbridge Township, New Jersey		
BAN		
1.50%, 07/08/03	7,000	7,002
1.52%, 07/08/03	23,000	23,003
		60,445
New Mexico 0.3%		
+▶■ **New Mexico Mortgage Finance Authority**		
TOBP (PT-646)		
1.13%, 07/07/03	4,220	4,220
TOBP (PT-709)		
1.13%, 07/07/03	12,565	12,565
+■ **Santa Fe, New Mexico Gross Receipts Tax**		
Wastewater Systems RB Series 1997B		
1.04%, 07/07/03	16,800	16,800
		33,585
New York 5.5%		
+■ **Dutchess County, New York**		
IDRB (Trinity Pawling School Corp. Project)		
0.95%, 07/07/03	1,725	1,725
+■ **Long Island, Power Authority New York**		
Electric System RB Series 1998-2B		
0.85%, 07/01/03	10,500	10,500

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ Electric System RB TOB Series 1998A 1.01%, 07/07/03	10,970	10,970
Metropolitan Transportation Authority, New York		
+◗■ RB (Dedicated Tax Fund) Series 2002B 0.95%, 07/07/03	4,000	4,000
RB Series 2002F 1.50%, 11/15/03	15,900	15,989
Nassau County Interim Finance Authority, New York		
BAN Series 2002B-2 1.15%, 09/11/03	21,920	21,967
+■ **New York City, New York**		
GO Subseries 1993E-3 0.85%, 07/01/03	6,400	6,400
◗ GO Subseries 1994H-3 0.85%, 07/01/03	2,000	2,000
◗ GO Series 1994H-3 0.85%, 07/01/03	4,100	4,100
+■ GO Subseries C-3 0.90%, 07/07/03	10,000	10,000
◗ GO TOB (Merlot) Series 1997C 1.04%, 07/07/03	17,825	17,825
TOB Subseries 2003G-2 0.90%, 07/07/03	5,500	5,500
◗ **New York City Municipal Water Finance Authority, New York**		
TECP Series 6 1.07%, 07/17/03	23,800	23,800
+■ Water & Sewer System RB Series 1993C 0.90%, 07/01/03	5,400	5,400
+■ Water & Sewer System RB Series 1994G 0.85%, 07/01/03	5,000	5,000
■ Water & Sewer System RB Subseries 2003C-3 0.85%, 07/01/03	24,050	24,050
■ Water & Sewer System RB Subseries 2003F-2 0.95%, 07/01/03	1,500	1,500
+■ Water & Sewer System RB TOB Series 158 1.00%, 07/07/03	9,995	9,995

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
New York City Transitional Finance Authority, New York		
BAN 1.05%, 11/06/03	8,500	8,542
BAN Series 2 1.10%, 02/19/04	50,000	50,284
◗■ Future Tax Secured RB Series 2001B 0.95%, 07/01/03	1,200	1,200
■ Future Tax Secured TOB Series 1999B 1.04%, 07/07/03	14,790	14,790
◗■ RB Subseries 2002-2A 0.95%, 07/01/03	11,500	11,500
◗■ RB Subseries 2D 0.95%, 07/07/03	11,200	11,200
◗■ TOBP (PT-1724) 1.01%, 07/07/03	4,640	4,640
+◗■ **New York State Dormitory Authority**		
RB TOB Series 15 0.90%, 12/17/03	20,000	20,000
+◗■ **New York State Energy Research & Development Authority**		
Gas Facilities RB TOB Series 379 1.00%, 07/07/03	1,570	1,570
Pollution Control Revenue Refunding Bond RB (Orange & Rockland Utilities, Inc. Project) Series 1994A 0.85%, 07/07/03	19,000	19,000
+■ **New York State HFA**		
RB (101 West End Project) 0.90%, 07/07/03	67,250	67,250
RB (150 East 44th Street Project) Series 2000A 0.90%, 07/07/03	3,420	3,420
RB (345 East 94th Street Housing Project) 0.90%, 07/07/03	7,300	7,300
RB (East 84th Street Housing Project) Series 1995A 1.15%, 07/07/03	5,100	5,100
RB (Union Square South Housing Project) 1.00%, 07/07/03	21,800	21,800

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
RB (West 23rd Street)		
1.00%, 07/07/03	46,000	46,000
RB Series 1997A		
1.00%, 07/07/03	27,100	27,100
Service Contract Revenue Refunding Bond Series 2003D		
0.90%, 07/07/03	16,500	16,500
◗■ **New York State Mortgage Agency**		
RB Series 2000K		
1.00%, 07/07/03	5,000	5,000
RB TOB Series 1999H		
1.00%, 07/07/03	14,995	14,995
TOB Series 1999F		
1.00%, 07/07/03	10,700	10,700
◗ **New York State Power Authority**		
TECP		
0.90%, 08/14/03	48,000	48,000
TECP Series 2		
1.08%, 08/07/03	34,700	34,700
Port Authority of New York & New Jersey		
BAN Series 2003VV		
1.03%, 12/15/03	17,600	17,609
1.12%, 12/15/03	50,000	50,006
+◗■ Special Obligation RB TOB		
1.01%, 07/07/03	4,345	4,345
+◗■ **Triborough Bridge & Tunnel Authority, New York**		
General Purpose RB Series 2001B		
0.90%, 07/07/03	12,000	12,000
+■ **Westchester County, New York IDA**		
RB (Levister Redevelopment Co., LLC) Series A		
0.90%, 07/07/03	1,000	1,000
+◗■ **Yonkers, New York Civic Facilities**		
IDRB (Consumers Union Facility Project) Series 1994		
1.05%, 07/07/03	460	460
		716,732

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
North Carolina 1.6%		
+■ **Burke County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
IDRB (Bauer Industries, Inc. Project)		
1.15%, 07/07/03	2,455	2,455
+■ **Durham, North Carolina Housing Authority**		
M/F Housing RB (Pendleton Townhomes Project)		
1.05%, 07/07/03	5,490	5,490
+◗■ **Fayetteville, North Carolina Public Works Commission**		
Revenue Refunding Bond		
0.90%, 07/07/03	6,400	6,400
+■ **Forsyth County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
RB (Plymouth Printing Project)		
1.15%, 07/07/03	1,400	1,400
+■ **Gates County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
IDRB (Coxe-Lewis Project)		
1.20%, 07/07/03	1,315	1,315
+■ **Guilford County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
RB (Neal Manufacturing Project)		
1.10%, 07/07/03	1,800	1,800
RB (Vitafoam, Inc. Project)		
1.10%, 07/07/03	5,000	5,000
■ **Hertford County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
IDRB (Nucor Corp. Project)		
1.08%, 07/07/03	17,500	17,500
IDRB (Nucor Corp. Project) Series 2000A		
1.13%, 07/07/03	26,500	26,500
+■ **Johnston County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
RB (Flanders Corp. Project)		
1.10%, 07/07/03	4,500	4,500

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
▶■ **Mecklenburg County, North Carolina**		
GO Series 2003B		
1.00%, 07/07/03	7,000	7,000
✚■ **North Carolina Capital Facilities Finance Agency**		
Capital Facilities RB (Durham Academy Project)		
1.00%, 07/07/03	23,400	23,400
■ **North Carolina Educational Facilities Finance Agency**		
RB (Davidson College) Series 2000B		
1.00%, 07/07/03	19,000	19,000
✚ RB (High Point University Project)		
1.00%, 07/07/03	4,810	4,810
✚ RB (Queens College) Series 1999B		
1.00%, 07/07/03	5,975	5,975
▶■ **North Carolina HFA**		
TOB Series 1998L		
1.65%, 07/10/03	12,000	12,000
✚▶■ **North Carolina Medical Care Community Hospital**		
RB (Pooled Equipment Financing Project)		
0.90%, 07/07/03	20,000	20,000
▶■ **North Carolina State**		
Revenue Refunding Bond GO Series 2002E		
0.95%, 07/07/03	10,200	10,200
Revenue Refunding Bond RB Series 2002B		
0.90%, 07/07/03	550	550
✚■ **Rockingham County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
IDRB (McMichael Mills Project)		
1.10%, 07/07/03	2,100	2,100
✚■ **Rowan County, North Carolina Industrial Facilities Pollution Control Financing Authority**		
IDRB (Taylor-Clay Products Project)		
1.10%, 07/07/03	4,100	4,100

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✚■ **Sampson County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
IDRB (Crumpler Plastic Project)		
1.15%, 07/07/03	3,700	3,700
✚■ **Union County, North Carolina Industrial Facilities & Pollution Control Financing Authority**		
RB (Rock-Tenn Converting County Project)		
1.05%, 07/07/03	1,750	1,750
▶■ **Wake County, North Carolina**		
Public Improvement GO Series 2003B		
1.09%, 04/01/04	8,000	8,039
✚■ **Wake County, North Carolina Housing Authority**		
M/F Housing RB (Walnut Ridge Apartments Project)		
1.05%, 07/07/03	10,075	10,075
✚■ **Wilmington, North Carolina Housing Authority**		
M/F Housing RB (Garden Lake Estates Project)		
1.05%, 07/07/03	7,215	7,215
		212,274
North Dakota 0.1%		
✚■ **Richland County, North Dakota**		
Solid Waste Disposal RB (Minn-Dak Farmers Co-Op Project) Series 1986B		
1.25%, 07/07/03	740	740
Solid Waste Disposal RB (Minn-Dak Farmers Co-Op Project) Series 1996A		
1.25%, 07/07/03	8,080	8,080
		8,820
Ohio 1.2%		
✚■ **Cleveland, Ohio Airport System**		
RB Series 1997D		
0.98%, 07/07/03	32,275	32,275

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Cuyahoga County, Ohio Economic Development RB (Hathaway Brown School Project) 1.05%, 07/07/03	14,650	14,650
+▶■ Hamilton County, Ohio Sales Tax RB TOB Series 202 1.05%, 07/07/03	14,410	14,410
+▶■ Hamilton, Ohio Electric System RB Series 2002A 0.98%, 07/07/03	27,000	27,000
+■ Ohio Air Quality Development **Authority** RB (JMG Funding, LP) Series 1994A 1.02%, 07/07/03	16,400	16,400
RB (Limited Partnership Project) Series 1994B 1.10%, 07/07/03	14,400	14,400
Ohio State Major New State Infrastructure RB 0.85%, 06/15/04	6,400	6,592
▶■ Ohio State HFA Mortgage RB TOB 1.10%, 07/07/03	7,060	7,060
Mortgage RB TOB Series 2000AA 1.13%, 07/07/03	4,475	4,475
Mortgage RB TOBP (PA-806) 1.08%, 07/07/03	410	410
+ Ohio State Water Development **Authority** Revenue Refunding Bond (Pure Water Development Project) 1.10%, 12/01/03	4,500	4,554
+■ Port of Greater Cincinnati, Ohio **Development Authority** RB (National Underground Railroad) Series 2003RA 1.05%, 07/07/03	15,000	15,000
		157,226

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Oklahoma 1.1%		
+■ Broken Bow, Oklahoma **Economic Development** **Authority** Solid Waste Disposal RB (J M Huber Project) Series 2003A 1.05%, 07/07/03	7,500	7,500
+■ Muldrow, Oklahoma Public **Works Authority** IDRB (Oklahoma Foods Project) 1.30%, 07/07/03	5,500	5,500
+■ Oklahoma County, Oklahoma **Industrial Authority** RB (National Cowboy Hall of Fame Project) 1.00%, 07/07/03	1,160	1,160
+■ Oklahoma Development **Finance Authority** RB (Shawnee Funding, Ltd.) 1.05%, 07/07/03	3,100	3,100
▶■ Oklahoma HFA S/F Housing RB TOBP (PT-360) 1.08%, 07/07/03	5,250	5,250
+▶■ Oklahoma State Student Loan **Authority** RB Series 1996A 1.00%, 07/07/03	32,580	32,580
RB Series 1997A 1.03%, 07/07/03	33,000	33,000
RB Series 1998A 1.03%, 07/07/03	33,100	33,100
RB Series 2000A-4 1.03%, 07/07/03	20,945	20,945
+■ Tulsa, Oklahoma Industrial **Authority** Hospital RB (YMCA of Greater Tulsa Project) 1.00%, 07/07/03	2,600	2,600
		144,735

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Oregon 0.9%		
+■ **Gilliam County, Oregon**		
Solid Waste Disposal RB (Waste Management Project) Series 2000A		
1.05%, 07/07/03	10,000	10,000
+■ **Oregon State Economic Development**		
IDRB		
1.00%, 07/07/03	4,100	4,100
RB (Kettle Foods Project) Series 186		
1.10%, 07/07/03	5,260	5,260
RB (Pendleton Flour Mills Project)		
1.10%, 07/07/03	4,845	4,845
+■ **Oregon State Health, Housing, Educational & Cultural Facilities Authority**		
RB (Quatama Crossing Housing Project)		
1.00%, 07/07/03	4,600	4,600
Oregon State Housing & Community Services Department		
S/F Mortgage RB Series 2002Q		
1.35%, 12/23/03	27,500	27,500
+■ **Port of Portland, Oregon**		
Special Obligation RB (Portland Bulk Terminals Limited Liability Corp. Project)		
1.05%, 07/07/03	32,500	32,500
Portland, Oregon		
+■ M/F Housing RB (Village of Lovejoy Fountain)		
1.10%, 07/07/03	8,500	8,500
▲ TAN		
0.83%, 06/29/04	22,165	22,420
		119,725
Pennsylvania 7.6%		
+■ **Bucks County, Pennsylvania**		
IDRB (Schuman & Sons Project)		
1.15%, 07/07/03	165	165
+■ **Cambria County, Pennsylvania**		
IDRB Resource Recovery (Cambria Cogen Co. Project)		
1.05%, 07/07/03	74,750	74,750
IDRB Resource Recovery (Cambria Cogen Co. Project)		
1.30%, 07/07/03	32,105	32,105
+◗■ **Central Bucks, Pennsylvania School District**		
GO Series 2000A		
1.05%, 07/07/03	1,650	1,650
+■ **Chester County, Pennsylvania Health & Education Facilities Authority**		
RB (Simpson Meadows Project)		
1.00%, 07/07/03	930	930
+■ **Clarion County, Pennsylvania IDA**		
IDRB Energy Development (Piney Creek Project)		
0.98%, 07/07/03	465	465
+◗■ **Dauphin County, Pennsylvania General Authority**		
RB (Education & Health Loan Program)		
1.06%, 07/07/03	7,785	7,785
+◗■ **Delaware River Port Authority of Pennsylvania & New Jersey**		
RB TOBP (PA-606)		
1.01%, 07/07/03	3,250	3,250
+◗■ **Delaware Valley, Pennsylvania Regional Finance Authority**		
Local Government RB TOB Series 2001J		
1.06%, 07/07/03	14,510	14,510
+◗■ **Erie County, School District**		
GO TOB (Munitops Certificates) Series 2001-1B		
1.10%, 10/08/03	15,845	15,845
+◗■ **Emmaus, Pennsylvania General Authority**		
RB		
1.00%, 07/07/03	1,725	1,725
+■ **Harrisburg, Pennsylvania Authority**		
RB		
1.38%, 07/07/03	8,380	8,380

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+◗■ Harrisburg, Pennsylvania Water Authority		
RB Series 2002B		
1.05%, 07/07/03	2,500	2,500
+■ Lancaster County, Pennsylvania Hospital Authority		
Health Center RB (Brethren Village Project)		
1.05%, 07/07/03	4,100	4,100
◗ Health Center RB (Masonic Homes Project)		
1.00%, 07/07/03	17,435	17,435
+◗■ Mercer County, Pennsylvania		
GO TOB (Munitops Certificates) Unlimited Series 2001-18		
1.04%, 07/07/03	5,400	5,400
+■ Montgomery County, Pennsylvania Higher Education & Health Authority		
RB (Madlyn & Leonard Abramson Project)		
1.00%, 07/07/03	2,300	2,300
+ Montgomery County, Pennsylvania IDA		
■ IDRB (Friends Central School Project)		
1.03%, 07/07/03	8,000	8,000
Pollution Control Revenue Refunding TECP		
1.05%, 08/18/03	27,160	27,160
1.05%, 08/21/03	9,200	9,200
1.08%, 09/05/03	9,530	9,530
+■ Montgomery County, Pennsylvania Redevelopment Authority		
M/F Housing RB (Brookside Manor Apartments) Series 2001A		
0.85%, 07/07/03	8,210	8,210
M/F Housing RB (Glenmore Association)		
1.05%, 07/07/03	3,750	3,750
M/F Housing RB (Kingswood Apartments Project) Series 2001A		
0.85%, 07/07/03	1,205	1,205

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+◗■ Northampton County, General Purpose Authority, Pennsylvania		
RB TOB Series 2002-2		
1.13%, 12/03/03	6,995	6,995
+■ Northampton County IDA, Pennsylvania		
IDRB (Binney & Smith) Series 2002A		
1.10%, 07/07/03	3,250	3,250
IDRB (Binney & Smith) Series 2002B		
1.10%, 07/07/03	870	870
+◗■ Pennsylvania Convention Center Authority		
RB TOBP (PT-1224)		
0.99%, 07/07/03	3,900	3,900
+■ Pennsylvania Energy Development Authority		
RB (B&W Ebensburg Project)		
0.98%, 07/07/03	22,990	22,990
RB (Piney Creek Project) Series 1986A		
0.98%, 07/07/03	24,035	24,035
RB (Piney Creek Project) Series 1986C		
0.98%, 07/07/03	4,155	4,155
◗■ Pennsylvania HFA		
RB TOB Series 1998Y		
1.20%, 09/25/03	8,095	8,095
S/F Mortgage RB TOBP (PT-119A) Series 1997		
0.99%, 07/07/03	395	395
S/F Mortgage TOBP (P-1055)		
1.03%, 07/07/03	3,895	3,895
TOB Series 1999U		
1.20%, 08/14/03	24,710	24,710
+■ Pennsylvania Higher Education Assistance Agency		
RB (Ursinus College)		
1.05%, 07/07/03	3,200	3,200
◗ Student Loan RB Series 1984A		
1.05%, 07/07/03	27,500	27,500
◗ Student Loan RB Series 1988A		
1.00%, 07/07/03	72,700	72,700

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ Student Loan RB Series 1988B		
1.00%, 07/07/03	24,300	24,300
◗ Student Loan RB Series 1994A		
1.00%, 07/07/03	31,000	31,000
◗ Student Loan RB Series 1997A		
1.05%, 07/07/03	23,900	23,900
◗ Student Loan RB Series 1999A		
0.98%, 07/07/03	6,200	6,200
◗ Student Loan RB Series 2000A		
1.05%, 07/07/03	39,000	39,000
◗ Student Loan RB Series 2001A		
1.05%, 07/07/03	14,700	14,700
◗ Student Loan RB Series 2003A-1		
1.05%, 07/07/03	2,000	2,000
◗■ **Pennsylvania State**		
✚ TOB Series 1997C		
1.05%, 07/07/03	1,000	1,000
✚ TOBP (PA-1035R)		
0.90%, 12/18/03	10,000	10,000
✚ TOBP (PA-1112)		
0.99%, 07/07/03	14,770	14,770
TOBP (PA-1131)		
1.05%, 07/07/03	1,110	1,110
✚ TOBP (PA-935)		
0.99%, 07/07/03	35,325	35,325
■ **Pennsylvania State Economic Development Finance Authority**		
✚ Exempt Facilities RB (AMTRAK Project) Series 2001B		
1.00%, 07/07/03	2,600	2,600
✚ Exempt Facilities RB (Reliant Energy Seward Project) Series 2001A		
1.03%, 07/07/03	58,100	58,100
✚ Exempt Facilities RB (Reliant Energy Seward, LLC Project) Series 2002A		
1.03%, 07/07/03	35,000	35,000
✚ Exempt Facilities RB (Reliant Energy Seward, LLC Project) Series 2002B		
1.15%, 07/07/03	18,000	18,000
RB (Merck & Co., Inc. West Point Project)		
1.05%, 07/07/03	2,300	2,300
✚◗■ **Pennsylvania State Public School Building Authority**		
RB Series 1999D		
1.05%, 07/07/03	6,900	6,900
◗■ **Pennsylvania State Turnpike Commission**		
RB Series 2001U		
0.95%, 07/07/03	39,200	39,200
RB Series A-3		
0.95%, 07/07/03	7,000	7,000
■ **Pennsylvania State University, Pennsylvania**		
RB Series 2001A		
1.00%, 07/07/03	5,000	5,000
✚ RB Series 2002A		
1.00%, 07/07/03	3,700	3,700
✚■ **Philadelphia Authority For Industrial Development**		
IDRB (City Line Holiday Inn Project)		
0.95%, 07/07/03	6,800	6,800
IDRB (Girard Estate Aramark Project)		
0.95%, 07/07/03	10,000	10,000
IDRB (Girard Estate Facility Leasing Project)		
0.95%, 07/07/03	13,500	13,500
◗ IDRB TOBP (PA-982) (Philadelphia Airport) Series 1998A		
1.68%, 07/10/03	12,710	12,710
✚◗■ **Philadelphia, Pennsylvania Gas Works**		
RB TOBP (PA-877)		
0.99%, 07/07/03	5,995	5,995
✚■ **Philadelphia, Pennsylvania Hospitals & Higher Education Facilities Authority**		
RB (Wills Eye Hospital Project)		
0.95%, 07/07/03	13,800	13,800

 See financial notes.

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+▸■ Philadelphia, Pennsylvania **Water & Wastewater** RB Series 1997B 0.90%, 07/07/03	11,900	11,900
Water & Wastewater Revenue Refunding Bond 0.90%, 07/07/03	27,915	27,915
+■ Quakertown, Pennsylvania **General Authority** RB (Pooled Financing Program) Series 1996A 0.95%, 07/01/03	15,073	15,073
RB (Pooled Financing Program) Series 1998A 0.95%, 07/01/03	1,905	1,905
+■ Quakertown, Pennsylvania **Hospital Authority** RB (Hospital Pooled Financing Group) 0.95%, 07/01/03	7,400	7,400
Temple University of the **Commonwealth System of** **Higher Education, Pennsylvania** RB (University Funding Obligation) 1.20%, 05/04/04	14,000	14,000
+■ Washington County, **Pennsylvania Authority** Municipal Facilities Lease RB Series 1995B-1 0.95%, 07/07/03	7,900	7,900
+■ West Cornwall Township, **Pennsylvania Municipal** **Authority** RB (Lebanon Valley Crethren Project) 1.05%, 07/07/03	200	200
		997,243
Puerto Rico 0.0%		
+▸■ Puerto Rico Commonwealth **Highway & Transportation** **Authority** RB TOBP (PA-605) 0.96%, 07/07/03	1,210	**1,210**

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Rhode Island 0.5%		
▸■ Rhode Island Housing & **Mortgage Finance Corp.** TOB Series 1999E 1.13%, 07/07/03	19,020	19,020
+■ Rhode Island State Industrial **Facilities Corp.** IDRB (Greystone of Lincoln Project) 1.30%, 07/07/03	2,200	2,200
+■ Rhode Island State Student **Loan Authority** Higher Education Loan RB Series 1995-1 1.03%, 07/07/03	20,700	20,700
Higher Education Loan RB Series 1996-2 1.03%, 07/07/03	2,900	2,900
RB 1.05%, 06/01/04	19,000	19,000
		63,820
South Carolina 1.2%		
+▸■ Berkeley County, South Carolina **School District** TOB Series 32A 1.08%, 07/07/03	7,575	7,575
+▸■ Florence County, South Carolina **Public Facilities Corp.** COP (Law Enforcement Center) 1.02%, 07/07/03	29,515	29,515
+■ Greenville, South Carolina **County & City** IDRB (Stevens Aviation Technology Services Project) 1.15%, 07/07/03	3,500	3,500
+■ South Carolina Economic **Development Authority** Hospital Facility RB (Sanders Brothers Construction Project) 1.15%, 07/07/03	1,050	1,050
IDRB (Electric City Printing Project) 1.15%, 07/07/03	2,000	2,000

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
RB (Thomas & Betts Corp. Project)		
1.15%, 07/07/03	3,250	3,250
+■ South Carolina State Housing Finance & Development Authority		
M/F Housing RB (Ashley Apartments Project)		
1.05%, 07/07/03	4,300	4,300
M/F Rental Housing RB (Peidmont) Series 2000B-1		
1.05%, 07/07/03	5,755	5,755
M/F Rental Housing RB (Spartanburg) Series 2000C-1		
1.05%, 07/07/03	1,960	1,960
M/F Rental Housing Revenue Refunding Bond RB (Fairway Project) Series 2001A		
0.95%, 07/07/03	7,735	7,735
◗ South Carolina State Public Service Authority		
TECP		
1.08%, 07/03/03	11,779	11,779
1.08%, 07/09/03	22,424	22,424
1.05%, 07/10/03	31,446	31,446
+◗■ South Carolina Transportation Infrastructure		
RB TOB Series 1999A		
1.05%, 07/07/03	22,610	22,610
+■ Spartanburg County, South Carolina		
IDRB (Bemis, Inc.)		
1.05%, 07/07/03	4,750	4,750
		159,649
South Dakota 0.5%		
■ South Dakota HDA		
◗ Homeownership Mortgage RB Series 2001F		
1.15%, 07/07/03	20,000	20,000
+ M/F Housing RB (Harmon Apartments Project)		
1.15%, 07/07/03	6,500	6,500
◗ RB (Home Ownership Mortgage Bonds) Series 2003 C-1		
0.95%, 07/07/03	10,000	10,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ South Dakota State Health & Educational Facilities Authority		
◗ RB (Mckenna Hospital)		
1.15%, 07/07/03	27,445	27,445
RB (Rapid City Regional Hospital)		
1.00%, 07/01/03	3,500	3,500
		67,445
Tennessee 3.1%		
+■ Bristol, Tennessee Health & Educational Facilities Board		
RB (Kings College Project)		
1.00%, 07/07/03	7,650	7,650
+■ Chattanooga, Tennessee Health Education & Housing Facilities Board		
RB (Baylor School Project)		
1.00%, 07/07/03	2,035	2,035
+■ Clarksville, Tennessee Public Building Authority		
Pooled Financing RB		
1.00%, 07/01/03	17,900	17,900
+■ Franklin County, Tennessee		
IDRB (Hi-Tech Project)		
1.10%, 07/07/03	4,700	4,700
+■ Grundy County, Tennessee		
IDRB Limited Obligation (Toyo Seat USA Corp. Project)		
1.30%, 07/07/03	4,255	4,255
+■ Hendersonville, Tennessee		
IDRB Revenue Refunding Bond (Betty Machinery Co. Project)		
1.05%, 07/07/03	5,300	5,300
+■ Huntingdon, Tennessee		
IDRB (Associated Rubber Co. Project)		
1.05%, 07/07/03	2,500	2,500
+■ Jackson County, Tennessee		
IDRB Solid Waste Facilities (Ameristeel Corp. Project)		
1.10%, 07/07/03	3,800	3,800
◗ RB Energy Authority Gas System		
1.00%, 07/07/03	5,900	5,900

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ RB Energy Authority Water System 1.00%, 07/07/03	5,000	5,000
+■ McMinn County, Tennessee		
IDRB Solid Waste Disposal (Bowater, Inc. Project) 1.10%, 07/07/03	13,500	13,500
■ Metropolitan Government of Nashville & Davidson County, IDB Tennessee		
+ IDRB (David Lipscomb University Project) 1.00%, 07/07/03	8,840	8,840
+ IDRB (Bind Technologies, Inc.) 1.10%, 07/07/03	3,050	3,050
+ M/F Housing IDRB (Arbor Crest) Series 1985B 1.00%, 07/07/03	12,550	12,550
+ M/F Housing IDRB (Arbor Knoll) Series 1985A 1.00%, 07/07/03	1,000	1,000
+ RB (Nashville Symphony Project) 1.00%, 07/07/03	3,100	3,100
Metropolitan Government of Nashville & Davidson County, Tennessee		
◗■ TOB Series 219 1.05%, 07/07/03	5,995	5,995
■ Metropolitan Nashville & Davidson County, Tennessee Health & Educational Facilities Board		
RB (Ascension Health Credit) Series B-1 1.60%, 07/28/03	20,000	20,000
+ RB (Ensworth School Project) 1.00%, 07/07/03	10,000	10,000
+■ Montgomery County, Tennessee Public Building Authority		
RB (Pooled Financing) 1.00%, 07/01/03	14,500	14,500
+◗■ Sevier County, Tennessee Public Building Authority		
Local Government Public Improvement Bond Series 1996G 1.01%, 07/07/03	5,475	5,475
Local Government Public Improvement Bond Series II-C 1.01%, 07/07/03	855	855
Local Government Public Improvement Bond Series III-C1 1.01%, 07/07/03	8,530	8,530
RB Local Government Public Improvement Bond Series 1995C1 1.01%, 07/07/03	4,555	4,555
RB Local Government Public Improvement Bond Series 1996D1 1.01%, 07/07/03	1,970	1,970
RB Local Government Public Improvement Bond Series 1996E4 1.01%, 07/07/03	2,515	2,515
RB Local Government Public Improvement Bond Series 1996F1 1.01%, 07/07/03	8,850	8,850
RB Local Government Public Improvement Bond Series 1996F2 1.01%, 07/07/03	6,310	6,310
+ Shelby County, Tennessee Health, Education, & Housing Facilities Board		
■ M/F Housing RB Series 1997A 1.15%, 07/07/03	5,000	5,000
■ RB (Rhodes College) 1.00%, 07/07/03	9,800	9,800
■ RB (St. Benedict at Auburndale High School Project) 1.03%, 07/07/03	5,000	5,000
TECP 0.95%, 07/21/03	59,300	59,300
◗■ Tennessee HDA		
+ Mortgage Finance TOB Series 1997K 1.13%, 07/07/03	2,435	2,435
RB TOB Series 2001H 1.11%, 07/07/03	6,035	6,035

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Tennessee State		
TECP Series A		
1.12%, 07/11/03	20,000	20,000
1.05%, 08/08/03	10,000	10,000
1.05%, 08/13/03	10,000	10,000
1.05%, 09/10/03	10,000	10,000
0.90%, 09/12/03	15,000	15,000
+■ **Tennessee Volunteer State Student Loan Funding Corp.**		
RB Series 1987A		
0.98%, 07/07/03	15,000	15,000
RB Series 1987A-2		
0.98%, 07/07/03	3,100	3,100
RB Series 1997A-3		
0.98%, 07/07/03	39,100	39,100
		400,405
Texas 10.8%		
+■ **Amarillo, Texas Health Facilities Corp.**		
RB (High Plains Baptist Hospital)		
1.20%, 07/07/03	3,000	3,000
Revenue Refunding Bond RB		
1.10%, 07/07/03	3,155	3,155
▶■ **Austin, Texas Public Improvement**		
TOB		
1.05%, 07/07/03	6,000	6,000
+▶■ **Austin, Texas Water & Wastewater Systems**		
RB TOB Series A63		
1.08%, 07/07/03	6,425	6,425
+■ **Bexar County, Texas Health Facilities Development Corp.**		
RB (Chandler Memorial Home Project)		
1.04%, 07/07/03	3,945	3,945
▶■ **Board of Regents Texas A & M, Texas**		
TOB (Permanent University Fund)		
1.05%, 07/07/03	28,445	28,445

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **Brazos River, Texas Higher Education Authority**		
RB Series 1993B1		
0.98%, 07/07/03	33,000	33,000
+■ **Calhoun County, Texas Navigation District**		
Solid Waste Disposal RB (Formosa Plastics Corp. Project)		
1.05%, 07/07/03	19,800	19,800
+■ **Capital Industrial Development Corp., Texas**		
Solid Waste Disposal RB (Texas Disposal System, Inc. Project)		
1.10%, 07/07/03	4,500	4,500
+▶■ **Clear Creek, Texas Independent School District**		
TOB Series 793		
1.04%, 07/07/03	6,000	6,000
+■ **Collin County, Texas HFA**		
M/F Housing RB (Huntington Apartments Project)		
1.13%, 07/07/03	6,150	6,150
+▶■ **Dallas Area Rapid Transit, Texas**		
RB TOB		
1.05%, 07/07/03	16,130	16,130
+ **Dallas Fort Worth, Texas International Airport**		
Joint Revenue Refunding Bond RB		
1.30%, 11/01/03	2,775	2,808
▶■ RB TOB Series 351		
1.11%, 07/07/03	2,500	2,500
▶■ RB TOBP (PA-1061)		
1.11%, 07/07/03	8,995	8,995
▶■ RB TOBP (PA-1125)		
1.11%, 07/07/03	4,000	4,000
▶■ RB TOBP (PT-805)		
1.15%, 11/13/03	9,995	9,995
■ **Dallas Fort Worth, Texas International Airport Facility Improvement Corp.**		
Revenue Refunding Bond RB (United Parcel Service, Inc. Project)		
0.90%, 07/01/03	12,500	12,500

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+▶■ Denton, Texas Utility System		
RB TOB Series 369		
1.04%, 07/07/03	5,230	5,230
+▶■ El Paso County, Texas		
Water & Sewer RB TOB Series 1999		
1.13%, 07/07/03	11,535	11,535
+■ Euless, Texas		
IDRB (Ferguson Enterprises, Inc. Project)		
1.05%, 07/07/03	4,950	4,950
+■ Grand Prairie, Texas		
IDRB (NTA Leasing Co. Project)		
1.15%, 07/07/03	1,515	1,515
+■ Grapevine, Texas Industrial Development Corp.		
Airport RB (Singer County Project)		
1.15%, 04/01/04	18,975	18,975
+■ Greater East Texas Higher Education Authority		
RB (Student Loan Corp.) Series 1998A		
1.04%, 07/07/03	6,500	6,500
Student Loan RB Series 1992B		
1.75%, 07/01/03	14,000	14,000
1.04%, 07/07/03	30,200	30,200
Student Loan RB Series 1993A		
1.04%, 07/07/03	48,150	48,150
Student Loan RB Series 1993B1		
1.04%, 07/07/03	7,000	7,000
Student Loan RB Series 1995A		
1.05%, 07/07/03	35,700	35,700
Student Loan RB Series 1995B		
1.75%, 07/01/03	10,000	10,000
Student Loan RB Series 1996A		
1.04%, 07/07/03	56,000	56,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Gulf Coast Industrial Development Authority, Texas		
IDRB (Gruma Corp. Project)		
1.10%, 07/07/03	6,440	6,440
Gulf Coast Waste Disposal Authority, Texas		
■ RB Pollution Control (Amoco Oil Co. Project)		
0.85%, 07/01/03	12,000	12,000
RB (Amoco Oil Project)		
1.10%, 10/01/03	9,200	9,200
+ Harris County, Texas Flood Control District		
TECP		
1.08%, 08/22/03	25,300	25,300
0.95%, 08/26/03	5,235	5,235
+▶■ Harris County, Texas Health Facility Development Corp.		
TOB		
1.05%, 07/07/03	14,850	14,850
+■ Harris County, Texas Housing Finance Corp.		
M/F Housing RB (Dominion Square Apartments Project)		
1.13%, 07/07/03	2,895	2,895
+▶■ Harris County, Texas Houston Sports Authority		
Special Jr. Lien RB (Rodeo Project) Series 2001C		
0.95%, 07/07/03	2,000	2,000
+ Houston, Texas Airport System		
RB Series 1998B		
1.78%, 07/01/03	2,900	2,900
▶■ Houston, Texas Independent School District		
School Building Refunding GO		
1.09%, 06/03/04	100,000	99,963
▶■ Houston, Texas Public Improvement		
Revenue Refunding TOB Series 1998A		
1.05%, 07/07/03	21,655	21,655

See financial notes.   43

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Houston, Texas Water & Sewer System		
+▸■ RB TOB Series 2202F		
1.06%, 07/07/03	6,530	6,530
+ Revenue Refunding Bond Series 1992C		
1.15%, 12/01/03	2,000	2,038
▸ TECP		
1.10%, 07/09/03	25,000	25,000
+▸■ **Humble, Texas Independent School District**		
School Building GO		
1.06%, 09/18/03	42,000	42,002
+▸■ **Katy, Texas Independent School District**		
TOB (School Building) Series 2000A		
1.05%, 07/07/03	10,145	10,145
+■ **Lavaca-Navidad River, Texas Authority Contract**		
RB (Texas Water Supply System Contract) (Formosa Plastics Corp. Project)		
1.05%, 07/07/03	13,600	13,600
■ **Lower Neches Valley, Texas Pollution Control Authority**		
RB (Chevron USA, Inc. Project)		
1.10%, 08/15/03	3,500	3,500
+▸■ **Lower Colorado River Authority, Texas**		
Revenue Refunding Bond TOB Series 1999A		
1.05%, 07/07/03	10,770	10,770
+■ **Lubbock, Texas Educational Facilities Authority**		
RB (Lubbock Christian University Project)		
1.10%, 07/07/03	6,300	6,300
+■ **Mansfield, Texas Industrial Development Corp.**		
RB (Southern Champion Tray Project)		
1.05%, 07/07/03	2,500	2,500

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+▸■ **Matagorda County, Texas Navigation District No. 1**		
RB TOB (Merlots) Series 2001A44		
1.13%, 07/07/03	19,385	19,385
+■ **North Texas Higher Education Authority**		
▸ Income Tax Student Loan RB Series 1996C		
1.00%, 07/07/03	5,600	5,600
Income Tax Student Loan RB Series 2000A		
1.00%, 07/07/03	8,000	8,000
Income Tax Student Loan RB Series 2001A		
1.00%, 07/07/03	13,405	13,405
Income Tax Student Loan Refunding RB Series 1987		
1.00%, 07/07/03	87,750	87,750
Income Tax Student Loan Refunding RB Series 1990		
1.00%, 07/07/03	27,100	27,100
▸ Income Tax Student Loan Refunding RB Series 1996A		
1.00%, 07/07/03	8,600	8,600
▸ Income Tax Student Loan Refunding RB Series 1996B		
1.00%, 07/07/03	4,000	4,000
▸ Income Tax Student Loan Refunding RB Series 1996D		
1.00%, 07/07/03	4,000	4,000
Income Tax Student Loan Refunding RB Series 1998		
1.00%, 07/07/03	9,000	9,000
+▸■ **Panhandle Plains, Texas Higher Education Authority**		
Student Loan RB Series 1991A		
1.03%, 07/07/03	2,200	2,200
Student Loan RB Series 1992A		
1.03%, 07/07/03	20,300	20,300
Student Loan RB Series 1993A		
1.03%, 07/07/03	45,700	45,700

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Robertson County, Texas Industrial Development Corp.		
IDRB (Sanderson Farms Project)		
1.10%, 07/07/03	3,700	3,700
+■ San Antonio, Texas IDA		
IDRB (Gruma Corp. Project)		
1.10%, 07/07/03	4,095	4,095
◗■ Southeast Texas Housing Finance Corp.		
+ TOBP (PT-165)		
1.08%, 07/07/03	8,575	8,575
TOBP (PT-193)		
1.08%, 07/07/03	8,710	8,710
+■ Texas Capital Health Facilities Development Corp.		
RB (Island On Lake Travis Ltd. Project)		
0.98%, 07/07/03	8,500	8,500
■ Texas Department of Housing & Community Affairs		
+ M/F Housing RB (Creek Point Apartments Project)		
1.05%, 07/07/03	7,200	7,200
◗ RB TOB (Residential Mortgage) Series 1999C		
1.13%, 07/07/03	14,950	14,950
+◗ Single Family Housing RB TOB Series 178		
1.10%, 07/07/03	4,250	4,250
+◗■ **Texas Municipal Gas Corp.**		
Gas Reserve Senior Lien RB		
1.00%, 07/07/03	2,435	2,435
Texas State		
◗■ GO (Veterans Housing Fund II) Series 2002A-2		
1.00%, 07/07/03	6,000	6,000
◗■ Revenue Refunding Bond RB (Veterans Housing Assistance Fund)		
0.90%, 07/07/03	12,761	12,761
◗■ TOB Series 290		
1.04%, 07/07/03	8,660	8,660
TRAN		
0.83%, 08/29/03	20,000	20,061
0.98%, 08/29/03	6,550	6,569

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.04%, 08/29/03	2,600	2,607
1.05%, 08/29/03	3,000	3,008
1.10%, 08/29/03	25,000	25,066
1.24%, 08/29/03	1,500	1,504
1.25%, 08/29/03	3,900	3,909
1.40%, 08/29/03	71,500	71,654
1.41%, 08/29/03	29,600	29,664
1.44%, 08/29/03	25,000	25,052
1.45%, 08/29/03	45,000	45,093
1.48%, 08/29/03	10,000	10,020
1.49%, 08/29/03	10,000	10,020
1.50%, 08/29/03	20,000	20,040
1.52%, 08/29/03	20,000	20,039
+■ Trinity River Authority, Texas		
Solid Waste Disposal RB (Community Waste Project)		
1.05%, 07/07/03	5,795	5,795
◗■ University of Texas		
TOB Series 173		
1.05%, 07/07/03	5,000	5,000
+◗■ **Waco, Texas Educational Finance Corp.**		
RB (Baylor University) Series 2002A		
1.05%, 07/07/03	9,900	9,900
		1,411,803
Utah 1.6%		
+◗■ **Intermountain Power Agency, Utah**		
Power Supply RB TOB Series 1997B		
1.04%, 07/07/03	16,495	16,495
Power Supply RB TOB Series 409		
1.04%, 07/07/03	15,330	15,330
+■ Salt Lake City, Utah		
RB (Rowland Hall St. Marks Project)		
1.00%, 07/07/03	9,515	9,515
+■ Salt Lake City, Utah Airport		
RB		
1.03%, 07/07/03	9,600	9,600
+◗■ **Salt Lake City, Utah Hospital**		
RB TOB (IHC Health Services)		
1.05%, 07/07/03	26,730	26,730

See financial notes. 45

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
▷■ **Utah State**		
TOBP (PT-429)		
1.03%, 07/07/03	31,085	31,085
+■ **Utah State Board of Regents**		
▷ Revenue Refunding TOB Series 1998A		
1.05%, 07/07/03	30,060	30,060
Student Loan RB Series 1993A		
1.00%, 07/07/03	35,000	35,000
▷ Student Loan RB Series 1995L		
1.00%, 07/07/03	27,500	27,500
+▷■ **Utah State Building Ownership Authority**		
Lease Revenue Refunding TOB Series 1998C		
1.05%, 07/07/03	9,695	9,695
+■ **Woods Cross City, Utah**		
M/F Housing RB (Springwood Apartments Project) Series 2001-A		
1.00%, 07/07/03	3,605	3,605
		214,615
Vermont 0.1%		
+■ **Vermont Economic Development Authority**		
IDRB (AGRI Mark, Inc. Project) Series 1999A		
1.15%, 07/07/03	17,000	17,000
+■ IDRB (AGRI Mark, Inc. Project) Series 1999B		
1.15%, 07/07/03	1,000	1,000
		18,000
Virginia 0.7%		
+■ **Chesterfield County, Virginia IDA**		
Solid Waste Disposal Facility RB (Tidewater Fibre Corp. Project)		
1.10%, 07/07/03	6,300	6,300
+■ **King George County, Virgina IDA**		
Solid Waste Disposal Facility RB (Garnet of Virginia Project)		
1.10%, 07/07/03	3,700	3,700

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
■ **Loudoun County, Virginia IDA**		
RB (Howard Hughes Medical) Series 2003A		
0.90%, 07/01/03	18,700	18,700
RB (Howard Hughes Medical) Series 2003B		
0.90%, 07/07/03	4,200	4,200
RB (Howard Hughes Medical) Series 2003D		
1.00%, 07/07/03	5,000	5,000
RB (Howard Hughes Medical) Series 2003F		
0.90%, 07/07/03	4,000	4,000
+■ **Montgomery County, Virginia**		
IDRB (Virginia Tech Foundation Project)		
1.00%, 07/07/03	4,655	4,655
IDRB (Virginia Tech Foundation) Series 2001A		
1.00%, 07/07/03	9,300	9,300
IDRB (Virginia Tech Foundation) Series 2001B		
1.10%, 07/07/03	1,585	1,585
+▷■ **Norfolk, Virginia Parking System**		
Revenue Refunding TOB		
1.05%, 07/07/03	9,450	9,450
+■ **Portsmouth, Virginia Redevelopment & Housing Authority**		
M/F Housing RB (Churchland North Apartments Project)		
1.05%, 07/07/03	6,705	6,705
+■ **Richmond, Virginia**		
IDRB (Church Schools of Virginia Diocese)		
1.00%, 07/07/03	9,775	9,775
+■ **Virginia Beach, Virginia Development Authority**		
M/F Housing RB (Silver Hill at Thalia, LLC Project)		
1.05%, 07/07/03	4,300	4,300
		87,670

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Washington 4.5%		
+■ **Douglas County, Washington Economic Development Corp.**		
RB (Executive Flight Program) 1.10%, 07/07/03	6,500	6,500
+■ **Energy Northwest, Washington Electric**		
▶RB TOB Project #3 1.05%, 07/07/03	29,700	29,700
▶RB TOB (Project #3) Series 2003A 1.03%, 07/07/03	8,690	8,690
▶RB TOB Series 150 1.05%, 07/07/03	12,495	12,495
▶Revenue Refunding Bond (Project No. 3) Series 2003D-3-2 0.97%, 07/07/03	8,000	8,000
Revenue Refunding Bond (Project No. 3) Series 2003E 0.95%, 07/07/03	5,000	5,000
▶TOBP (PT-615) 1.03%, 07/07/03	6,230	6,230
■ **Everett, Washington Industrial Development Corp.**		
Exempt Facilities RB (Kimberly Clark Corp. Project) 1.10%, 07/07/03	3,200	3,200
+IDRB (Partners Trust/Synsor Project) 1.10%, 07/07/03	3,500	3,500
King County, Washington		
BAN 1.52%, 10/01/03	85,000	85,208
+■ **Olympia, Washington Ecomomic Development Authority**		
Solid Waste Disposal RB (Lemay Enterprises Project) 1.05%, 07/07/03	7,445	7,445
+■ **Pierce County, Washington Economic Development Corp.**		
RB (Flex-A-Lite Consolidated Project) 1.10%, 07/07/03	2,550	2,550
RB (K & M Holdings II Project) 1.15%, 07/07/03	1,500	1,500

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
RB (McFarland Cascade Project) 1.10%, 07/07/03	2,000	2,000
RB (Solid Waste Lemay Enterprises Project) 1.05%, 07/07/03	3,070	3,070
+■ **Port of Centralia, Washington**		
IDRB Solid Waste Disposal (Lemay Enterprises Project) 1.05%, 07/07/03	1,930	1,930
+■ **Port of Moses Lake, Washington Public Corp.**		
RB (National Frozen Foods Corp.) 1.00%, 07/07/03	3,800	3,800
+▶■ **Port of Seattle, Washington**		
RB TOBP (PT-728) 1.08%, 07/07/03	4,430	4,430
Special Facilities RB TOB Series 1999J 1.13%, 07/07/03	49,795	49,795
TOBP (PA-759R) 1.08%, 07/07/03	5,100	5,100
+ **Port of Tacoma, Washington**		
TECP 0.95%, 07/10/03	4,000	4,000
1.05%, 07/10/03	20,000	20,000
1.10%, 07/10/03	5,000	5,000
+▶■ **Seattle, Washington**		
Drain & Wastewater RB TOBP (PT-1605) 1.03%, 07/07/03	6,875	6,875
+■ **Seattle, Washington HDA**		
RB (Capitol Hill Housing Improvement & HRG Project) 1.10%, 07/07/03	3,560	3,560
RB (Casa Pacifica Apartments Project) 1.10%, 07/07/03	3,000	3,000
+▶■ **Snohomish County, Washington Public Utility District 001**		
Revenue Refunding Bond RB (Generation System) Series 2002A-1 0.90%, 07/07/03	26,300	26,300

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Revenue Refunding Bond RB (Generation System) Series 2002A-2 0.90%, 07/07/03	7,000	7,000
+■ Spokane County, Washington Industrial Development Corp.		
RB (Metal Sales Manufacturing Corp. Project) 1.18%, 07/07/03	1,260	1,260
+■ Tacoma, Washington Housing Authority		
RB (Crown Assisted Living Project) 1.10%, 07/07/03	3,305	3,305
+▮■ Tacoma, Washington School District No. 10		
GO TOB 1.05%, 07/07/03	43,655	43,655
+■ Washington Health Care Facilities Authority		
RB (Yakima Valley Farm Workers Clinic) 1.00%, 07/07/03	3,300	3,300
▮■ Washington State		
GO TOB 1.05%, 07/07/03	13,380	13,380
+ GO TOB Series B 1.05%, 07/07/03	30,485	30,485
+ GO TOB Series 228 1.05%, 07/07/03	5,950	5,950
+ TOB Series 2002G 1.09%, 07/07/03	5,170	5,170
Various Purpose GO TOB Series 1998C 1.05%, 07/07/03	12,150	12,150
+■ Washington State Economic Development Finance Authority		
IDRB (Tonkin Building) Series 1997A 1.10%, 07/07/03	1,000	1,000
RB (Hunter Douglas Project) Series 1997A 1.05%, 07/07/03	3,500	3,500
RB (Skills, Inc. Project) 1.10%, 07/07/03	3,000	3,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
RB (Tank Project) Series 1998B 1.10%, 07/07/03	1,210	1,210
Solid Waste Disposal RB (Waste Management Project) Series 2000H 1.06%, 07/07/03	6,825	6,825
Solid Waste Disposal RB (Waste Management Project) Series 2000I 1.05%, 07/07/03	10,240	10,240
Solid Waste Disposal RB (Waste Management Project) Series 2000L 1.06%, 07/07/03	7,235	7,235
Solid Waste Disposal RB (Waste Management Project) Series 2001C 1.06%, 07/07/03	5,500	5,500
+■ Washington State Housing Finance Commission		
M/F Housing Mortgage RB (Brittany Park Phase 3 Project) 0.98%, 07/07/03	3,480	3,480
M/F Housing Mortgage RB (Canyon Lake II) Series 1993A 0.98%, 07/07/03	4,440	4,440
M/F Housing Mortgage RB (Lake Washington Apartments Project) 1.10%, 07/07/03	8,350	8,350
M/F Housing Mortgage RB (Meridian Court Apartments) 1.05%, 07/07/03	6,700	6,700
M/F Housing Mortgage RB (Merrill Gardens Project) Series 1997A 0.98%, 07/07/03	6,125	6,125
M/F Housing Mortgage RB (Rosecreek Apartments Project) 1.03%, 07/07/03	3,570	3,570
M/F Housing Mortgage RB (Woodrose Apartment Project) Series 1999A 0.98%, 07/07/03	6,750	6,750

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB (Brittany Park Project) 0.98%, 07/07/03	8,405	8,405
M/F Housing RB (Carlyle Care Center Project) Series 2000A 1.15%, 07/01/03	3,055	3,055
M/F Housing RB (Lakewood Meadows Apartments Project) Series 2000A 1.05%, 07/07/03	3,140	3,140
Non-Profit Housing RB (Emerald Heights Project) 1.00%, 07/01/03	1,300	1,300
▸TOBP (PT-636) 1.13%, 07/07/03	20,280	20,280
Washington State Public Power Supply System Revenue Refunding Bond (Nuclear Project No. 2) Series 1998A 1.07%, 07/01/03	11,770	11,770
+■ **Yakama Indian Nation, Washington Confederated Tribes & Bands** RB (Yakama Forests Products Project) 1.10%, 07/07/03	4,300	4,300
+■ **Yakima County, Washington Public Corp.** IDRB (Cowiche Growers Project) 1.10%, 07/07/03	3,000	3,000
RB (Hi-Country Foods Project) 1.10%, 07/07/03	5,900	5,900
RB (Michaelson Packaging Project) 1.10%, 07/07/03	2,100	2,100
RB (Printing Press Project) 1.10%, 07/07/03	1,200	1,200
		586,908

West Virginia 0.6%

+■ **Fayette County, West Virgina Solid Waste Disposal Facilities** RB (Georgia-Pacific Corp. Project) 1.05%, 07/07/03	11,100	11,100

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **Marion County, West Virginia Solid Waste Disposal Facilities** RB (Grant Town Project) Series 1990B 1.05%, 07/07/03	22,025	22,025
RB (Grant Town Project) Series 1990C 1.05%, 07/07/03	19,000	19,000
RB (Grant Town Project) Series 1990D 1.05%, 07/07/03	3,600	3,600
+■ **West Virginia State Hospital Finance Authority** RB (St. Joseph's Hospital Project) 1.04%, 07/07/03	1,500	1,500
+▸■ **West Virginia State Parkways, Economic Development & Tourism Authority** Revenue Refunding Bond 0.90%, 07/07/03	17,600	17,600
		74,825

Wisconsin 1.1%

+■ **Chilton, Wisconsin** IDRB (Kaytee Products, Inc. Project) 1.20%, 07/07/03	520	520
+■ **Colburn, Wisconsin** IDRB (Heartland Farms Project) 1.24%, 07/07/03	5,900	5,900
+■ **Kenosha, Wisconsin** IDRB (Asyst Tech, LLC Project) 1.06%, 07/07/03	5,000	5,000
+■ **Lac Du Flambeau, Band of Lake Superior, Wisconsin Chippewa Indians** Special Obligation Bond (Simpson Electric Co. Project) 1.10%, 07/07/03	3,200	3,200
+▸■ **Milwaukee County, Wisconsin Airport** RB TOBP (PT-681) 1.11%, 07/07/03	18,470	18,470

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Racine, Wisconsin School District TRAN		
1.52%, 07/15/03	26,900	26,904
+■ **Rhinelander, Wisconsin** IDRB (Lake Shore, Inc. Project)		
1.24%, 07/07/03	3,820	3,820
+▶■ **Southeast Wisconsin Professional Baseball Park District** Sales Tax RB TOB Series 2000Y		
1.08%, 07/07/03	5,000	5,000
■ **Wisconsin Housing & Economic Development Authority** ▶ Home Ownership RB Series 2002C		
0.95%, 07/07/03	3,000	3,000
▶ Home Ownership RB Series 2002D		
1.00%, 07/07/03	2,375	2,375
+▶ Home Ownership RB TOB Series 1999R		
1.10%, 07/07/03	17,625	17,625
+▶ Home Ownership RB TOB Series 1999S		
1.15%, 07/07/03	13,240	13,240
▶ Home Ownership TOBP (PT-194)		
1.08%, 07/07/03	11,095	11,095
+▶ Housing RB TOB Series 650		
1.04%, 07/07/03	16,380	16,380
+ RB (Ultratec, Inc. Project)		
1.24%, 07/07/03	2,490	2,490
+■ **Wisconsin Rapids, Wisconsin** IDRB (Theile Kaolin of Wisconsin, Inc. Project)		
1.05%, 07/07/03	4,500	4,500
+■ **Wisconsin State Health & Educational Facilities Authority** RB (Lutheran College)		
1.15%, 07/07/03	7,000	7,000
		146,519

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Wyoming 0.3%		
■ **Lincoln County, Wyoming** Pollution Control RB (ExxonMobil Corp. Project) Series 1987A		
0.90%, 07/01/03	25,300	25,300
■ **Unita County, Wyoming** Pollution Control RB (Chevron U.S.A., Inc. Project)		
0.90%, 07/01/03	5,000	5,000
▶■ **Wyoming Community Development Authority** Housing RB TOB		
1.08%, 07/07/03	5,560	5,560
Housing RB TOBP (PT-533)		
1.08%, 07/07/03	5,975	5,975
		41,835

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$13,113,511
Cash	85,045
Receivables:	
Fund shares sold	41,893
Interest	36,824
Investments sold	6,752
Prepaid expenses	+ 188
Total assets	**13,284,213**

The amortized cost for the fund's securities was $13,113,511. During the reporting period, the fund had $2,186,231 in transactions with other SchwabFunds®.

Liabilities

Payables:	
Fund shares redeemed	28,499
Dividends to shareholders	2,625
Investments bought	512,094
Investment adviser and administrator fees	227
Transfer agent and shareholder service fees	361
Accrued expenses	+ 501
Total liabilities	**544,307**

Net Assets

Total assets	13,284,213
Total liabilities	− 544,307
Net assets	**$12,739,906**

Net Assets by Source

Capital received from investors	12,741,999
Net investment income not yet distributed	4
Net realized capital losses	(2,097)

Net Assets by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$7,471,834		7,474,393		$1.00
Value Advantage Shares	$4,873,912		4,873,714		$1.00
Select Shares®	$196,252		196,251		$1.00
Institutional Shares	$197,908		197,908		$1.00

Federal Tax Data

Cost basis of portfolio $13,113,586

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2004	$338
2005	523
2007	775
2008	+ 873
	$2,509

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest	**$76,209**

Net Realized Gains and Losses

Net realized gains on investments sold	497

Expenses

Investment adviser and administrator fees		21,325
Transfer agent and shareholder service fees:		
Sweep Shares		16,775
Value Advantage Shares		5,296
Select Shares®		20
Institutional Shares		19
Trustees' fees		31
Custodian and portfolio accounting fees		472
Professional fees		22
Registration fees		189
Shareholder reports		229
Other expenses	+	36
Total expenses		44,414
Expense reduction	−	8,925
Net expenses		**35,489**

Increase in Net Assets from Operations

Total investment income		76,209
Net expenses	−	35,489
Net investment income		**40,720**
Net realized gains	+	497
Increase in net assets from operations		**$41,217**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.25
Value Advantage Shares	0.05
Select Shares®	0.05
Institutional Shares	0.05

Shareholder Services:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.20
Value Advantage Shares	0.17
Select Shares®	0.17
Institutional Shares	0.17

For the fund's independent trustees only.

Includes $8,152 from the investment adviser (CSIM) and $773 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

Share Class	% of Average Daily Net Assets
Sweep Shares	0.66
Value Advantage Shares	0.45
Select Shares®	0.35
Institutional Shares	0.24

This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$40,720	$109,422
Net realized gains +	497	347
Increase in net assets from operations	**41,217**	**109,769**

Distributions Paid

Dividends from Net Investment Income
Sweep Shares	21,584	64,407
Value Advantage Shares	18,987	45,015
Select Shares®	68	–
Institutional Shares +	77	–
Total dividends from net investment income	**40,716**	**109,422**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares® and Institutional Shares on June 2, 2003.

Shares Sold
Sweep Shares	12,529,214	24,400,497
Value Advantage Shares	3,316,817	5,574,437
Select Shares®	221,922	–
Institutional Shares +	201,633	–
Total shares sold	**16,269,586**	**29,974,934**

Shares Reinvested
Sweep Shares	19,982	63,259
Value Advantage Shares	16,193	41,570
Select Shares®	17	–
Institutional Shares +	24	–
Total shares reinvested	**36,216**	**104,829**

Shares Redeemed
Sweep Shares	(12,513,056)	(24,293,754)
Value Advantage Shares	(2,939,412)	(4,913,621)
Select Shares®	(25,688)	–
Institutional Shares +	(3,749)	–
Total shares redeemed	**(15,481,905)**	**(29,207,375)**
Net transactions in fund shares	**823,897**	**872,388**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets
Beginning of period	11,915,508	11,042,773
Total increase +	824,398	872,735
End of period	**$12,739,906**	**$11,915,508**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers four share classes: Sweep Shares, Value Advantage Shares, Select Shares and Institutional Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value

at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund®
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Institutional Advantage Money Fund®
  Schwab Retirement Money Fund®
  Schwab Government Cash Reserves

the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of their net investment income and realized net capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing their financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Securities that are backed by various assets, which may include loans, accounts receivable or investments of an entity, such as a bank or credit card company. These securities are obligations that the issuer intends to repay using the assets backing them (once collected or liquidated). Therefore, repayment depends largely on the cash flows generated by the assets backing the securities.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced security A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TOB	Tender option bond
TOBP	Tender option bond partnership
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

144A security A security exempt from a registration requirement pursuant to Rule 144A under the Securities Act of 1933. This security may be resold in transactions exempt from registration, to qualified institutional buyers, as defined in Rule 144A.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

Notes

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a time-tested investment approach and using disciplined, clearly defined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922**.

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab All Equity Portfolio
   Schwab Growth Portfolio
   Schwab Balanced Portfolio
   Schwab Conservative Portfolio

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
   Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.

REG25720

Schwab California Municipal Money Fund

Semiannual Report

June 30, 2003

charles SCHWAB

In This Report

From the Chairman



Charles R. Schwab
Chairman

Without question, these are challenging times for America's investors. For money fund shareholders, one of the main concerns has been decline of short-term interest rates, since money fund yields are a reflection of those rates.

Given the choice, I'm sure most of us would prefer that yields were higher. At the same time, I believe that a look at the larger picture reveals that the current low interest rate environment has a beneficial side that shouldn't be ignored.

For example, Americans have recently had the opportunity to borrow money at the most attractive rates in decades, whether for buying a home, refinancing or realizing a life-long goal like starting a business. More importantly, the Federal Reserve's monetary policy, along with fiscal policies enacted by Congress and the President, should provide a powerful stimulus to economic recovery. That, too, is something that would benefit all Americans.

Here at Schwab, we are actively exploring ways to help investors meet their financial objectives. At SchwabFunds®, these efforts are being led by the new president of SchwabFunds, Randall Merk. Randy brings a wealth of experience to the job, and we welcome his leadership, vision and wisdom.

On behalf of SchwabFunds, I'd like to thank you for investing with us. Your continued trust and support mean a great deal. In turn, it's our mission to help you meet your financial goals.

Sincerely,

Charles R. Schwab

Management's Discussion for the six months ended June 30, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

As one of the newer members of the SchwabFunds® team, I've been struck by the talent and integrity of the people here, and especially with their dedication to understanding the concerns of investors.

That dedication is particularly important right now. Times of uncertainty about world events and the economy—particularly here in California—demand diligence from investment professionals. At SchwabFunds, we are keenly aware of this, and continue to work for the best interests of our shareholders.

In recent months, money market funds have faced a very challenging environment. With interest rates on short-term investments falling in connection with the Fed's actions, some investors have expressed concerns about the potential for fund yields to fall to zero or even lower.

I can assure you that we at SchwabFunds will continue to monitor the yields in all our money market funds. In consultation with fund trustees, we will take appropriate measures to maintain competitive yields.

One thing we won't do in pursuit of yields is compromise our high standards for investment credit quality. We'll also continue to follow our time-tested management procedures and controls. In other words, we won't take short cuts that may jeopardize our long-term commitment to our investors. Although there has been uncertainty about California's fiscal health, I have confidence in our portfolio team's ability to manage our funds appropriately.

Thank you for choosing SchwabFunds. We're here to help you reach your financial goals. If there is something more that we can do to help, I hope you'll let us know.

Sincerely,

Randall W. Merk



Kevin Shaughnessy, a portfolio manager, is responsible for the day-to-day management of the fund. Prior to joining the firm in 2000, he worked for more than ten years in fixed-income portfolio management.

The Investment Environment and the Fund

The U.S. economy remained in a holding pattern during the six months of the report period. Concerned by geopolitical uncertainties, businesses put off making major decisions about capital spending and hiring, even after the major combat phase of the war in Iraq was over. Economic indicators reported during the period were mixed, providing little incentive for businesses to pursue expansion plans.

Already at their lowest level in decades, interest rates fell further as the report period progressed. During the first months of 2003, a major factor in the decline of rates was anticipation of the war in Iraq. Toward the end of the period, deflation fears came to the forefront, leading to expectations that the Federal Reserve (the Fed) would cut interest rates. These expectations were confirmed on June 25, when the Fed, seeking to provide yet further economic stimulus, cut the Fed funds rate by 0.25%.

Falling interest rates pushed money fund yields to new lows (see page 5 for fund yield information). We sought to lessen the effects of falling rates on the fund by maintaining a comparatively long weighted average maturity. Although the fund's yield did decline, we were successful in slowing that decline, and in keeping the fund's yield higher than it otherwise would have been.

Strong issuance of short-term muni debt relative to taxable debt made muni yields attractive compared to taxable yields. Typically, we have seen muni yields average about 80% of taxable yields. During the report period, muni yields at times exceeded 95% of taxable yields (although both were low on an absolute basis). These extremes of valuation allowed us to increase our exposure to high-yielding fixed-rate securities.

California faced an unprecedented $38 billion deficit going into fiscal 2004. After a protracted and partisan session, the state legislature adopted a budget in late July, closing the gap through a combination of spending cuts, deferrals and the anticipated sale of $10.7 billion in deficit bonds. The state legislative analyst's office projects a fiscal 2005 deficit of $8 billion, absent further corrective action.

During the past two years, the state lost 2% of its jobs (mostly in technology-heavy Northern California). It is uncertain how quickly it may regain these jobs.

We invested in securities from a diverse range of California issuers, evaluating each investment individually and buying only those that met our highest standards for credit quality.

Although the state lost a larger percentage of its job base in the recession of the early 1990s, in recent years it had grown more dependent on income taxes. Much of the tax revenue was derived from stock-related income, especially options, which became widely used by the technology and business services industries in the late 1990s. Further, the state increased spending without full regard for the volatility of these revenues. As economic and revenue growth slowed, a politically divided legislature failed to cut spending or raise revenues proportionately, passing deficit budgets and relying on one-time solutions that left the underlying problems largely unaddressed.

After the report period ended, Standard & Poor's and Moody's downgraded their credit ratings for the state. S&P rated California BBB, a low investment-grade rating, and Moody's rated it A3, a mid-level investment-grade rating. Both cited the state's lack of progress in adopting a fiscal 2004 budget and the size of projected future budget gaps. As of the report date, Fitch rated the state A, but both Moody's and Fitch continue to have California on their watch lists for possible further downgrades. Although a budget is now in place for fiscal 2004, the agencies may still adjust their ratings to reflect future shortfall projections and the state's reliance on bond sales to close the gap for fiscal 2004.

Although California has experienced fiscal crises before, so far the state has always paid its general obligation debt on time. General and related obligations have a continuing appropriation that requires the state's controller to make cash payments to its bondholders even if the state has not adopted a budget. We also note that the type of direct state securities the fund buys have constitutional priority over most state spending.

During the report period, the fund took several steps to help ensure that its investments would continue to be of the highest credit quality. First, as the budget crisis deepened, we reduced our holdings of direct state obligations and increased our holdings of other municipal issuers within the state, such as cities, universities, counties and school districts. In addition, we favored securities whose credit was enhanced by highly rated banks and insurance companies. As of the report date, approximately 70% of the portfolio carried these credit enhancements, including many of our direct state holdings.

The views expressed here are those of fund management only. Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Fund Facts as of 6/30/03

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yields include the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

	Sweep Shares	Value Advantage Shares
Seven-Day Yield[1]	0.44%	0.64%
Seven-Day Effective Yield	0.44%	0.64%
Seven-Day Taxable-Equivalent Effective Yield[2]	0.75%	1.09%

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	61 days
Credit Quality of Holdings[3] % of portfolio	100% Tier 1
Credit-Enhanced Securities % of portfolio	70%

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

[1] A portion of the fund's expenses was reduced during the reporting period. Without this reduction, the seven-day yields for the fund's Sweep Shares and Value Advantage Shares would have been 0.27% and 0.50%, respectively.

[2] Taxable-equivalent effective yield assumes a 2003 maximum combined federal regular income and California state personal income tax rate of 41.05%.

[3] Portfolio holdings may have changed since the report date.

Financial Statements

Schwab California Municipal Money Fund

Financial Highlights

Sweep Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.02	0.03	0.02	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.28[2]	0.83	1.99	3.02	2.42	2.64
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.65[3]	0.65	0.65	0.65[4]	0.65	0.65
Ratio of gross operating expenses to average net assets	0.82[3]	0.82	0.82	0.83[4]	0.85	0.89
Ratio of net investment income to average net assets	0.56[3]	0.83	1.98	2.98	2.41	2.60
Net assets, end of period ($ x 1,000,000)	4,058	4,056	3,897	3,923	3,457	2,611

Value Advantage Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.02	0.03	0.03	0.03
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.38[2]	1.03	2.19	3.22	2.62	2.84
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.45[3]	0.45	0.45	0.45[5]	0.45	0.45
Ratio of gross operating expenses to average net assets	0.59[3]	0.59	0.61	0.62[5]	0.65	0.70
Ratio of net investment income to average net assets	0.76[3]	1.03	2.11	3.20	2.60	2.79
Net assets, end of period ($ x 1,000,000)	3,305	3,081	2,563	2,170	1,604	1,359

* Unaudited.
[1] Per-share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratios of net and gross operating expenses would have been 0.66% and 0.84%, respectively, if certain non-routine expenses (proxy fees) had been included.
[5] The ratios of net and gross operating expenses would have been 0.46% and 0.63%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

✚ Credit-enhanced security

◗ Liquidity-enhanced security

■ Variable-rate security

▲ Delayed delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase. For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.0% **Municipal Securities**	7,797,585	7,797,585
100.0% **Total Investments**	7,797,585	7,797,585

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Municipal Securities 100.0% of investments

California 97.4%

✚■ ABAG Financing Authority for Non-Profit Corporations, California
COP (Harker School Project) 1.00%, 07/07/03	4,700	4,700
◗ COP (Lucile Salter Packard Project) 0.95%, 07/07/03	4,600	4,600
M/F Housing RB (Artech Building Project) 0.95%, 07/07/03	3,200	3,200

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB (Crossing Apartments) Series 2002A 0.92%, 07/07/03	55,700	55,700
M/F Housing RB (Miramar Apartments) 0.92%, 07/07/03	30,000	30,000
M/F Housing RB (Mountain View Apartments) Series 1997A 1.15%, 07/07/03	6,325	6,325
◗ Munitops RB TOB Series 2002A 1.25%, 07/07/03	9,995	9,995
◗ RB (Lease Pass Thru Obligations) Series 2003A 1.05%, 07/07/03	8,000	8,000
RB (Public Policy Institute of California Project) Series 2002A 1.00%, 07/07/03	9,000	9,000
Revenue Refunding Bond (Valley Christian Schools) 1.05%, 07/07/03	17,000	17,000

✚■ Alameda County, California
IDRB (Aitchison Family Project) Series 1993A 1.05%, 07/07/03	2,640	2,640
IDRB (JMS Family Partners) Series A 1.05%, 07/07/03	1,000	1,000
IDRB (Malmberg Engineering, Inc. Project) Series 1999A 1.00%, 07/07/03	2,520	2,520
IDRB (Scientific Technology Project) Series 1994A 1.10%, 07/07/03	2,300	2,300

✚◗■ Anaheim, California
COP (1993 Refunding Project) 0.85%, 07/07/03	10,215	10,215
COP (Police Facility Financing Project) 0.85%, 07/07/03	2,200	2,200

✚■ Anaheim, California Housing Authority
M/F Housing RB (Casa Grande Apartments) Series 1997A 0.90%, 07/07/03	3,695	3,695

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB (Park Vista Apartments) 1.00%, 07/07/03	21,000	21,000
M/F Housing RB (Port Trinidad Apartments) Series 1997C 0.90%, 07/07/03	2,040	2,040
M/F Housing RB (Sage Park Project) Series A 0.92%, 07/07/03	5,500	5,500
+▶■ Anaheim, California Union High School District COP 0.90%, 07/07/03	5,500	5,500
+▶■ Bay Area, California Toll Bridge Authority RB (San Francisco Bay Area Project) Series 2001A 1.05%, 07/07/03	6,700	6,700
RB (San Francisco Bay Area Project) Series 2001C 0.90%, 07/07/03	34,050	34,050
▲ RB (San Francisco Bay Area Project) Series 2003C 0.90%, 07/07/03	33,300	33,300
Toll Bridge RB TOB Series 2001Q 1.00%, 07/07/03	10,125	10,125
+▶■ Big Bear Lake, California Water RB TOBP (PA-597) 1.15%, 10/09/03	8,445	8,445
+■ Burbank, California Redevelopment Agency M/F Housing RB 1.00%, 07/07/03	14,060	14,060
■ California Alternative Energy Source Financing Authority RB (GE Capital Corp. Arroyo Project) Series 1993B 1.00%, 07/07/03	13,360	13,360
RB (GE Capital Corp. Arroyo Project) Series A 0.90%, 07/07/03	25,330	25,330
California Education Facilities Authority +■ RB (Chapman University) 1.10%, 07/07/03	4,800	4,800

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ RB (San Francisco Conservatory) 0.95%, 07/07/03	2,830	2,830
▶+■ RB (St Mary's College Project) Series B 0.95%, 07/07/03	8,150	8,150
+■ RB (University of Judaism Project) Series A 1.05%, 07/07/03	5,400	5,400
+■ RB (University of San Francisco) 1.00%, 07/07/03	57,000	57,000
+▶■ RB TOB Series 413 0.98%, 07/07/03	8,995	8,995
TECP (Stanford Project) 0.90%, 09/12/03	5,000	5,000
+■ California Health Facilities Financing Authority ▶▲ RB (California Prebyterian Homes) Series 1998 0.98%, 07/07/03	29,900	29,900
▶ RB (Catholic Health Care) Series A 1.00%, 07/07/03	9,300	9,300
RB (Scripps Memorial Hospital) Series A 0.95%, 07/07/03	13,800	13,800
▶ TOB Putters Series 181 1.00%, 07/07/03	9,995	9,995
▶■ California HFA +Home Mortgage RB Series 1999J-2 1.00%, 07/07/03	12,855	12,855
+Home Mortgage RB Series 2002B 1.15%, 07/01/03	22,500	22,500
+Home Mortgage RB Series 2002F 0.95%, 07/01/03	17,000	17,000
+Home Mortgage RB Series N 0.95%, 07/01/03	19,385	19,385
M/F Housing RB Series 2001G 1.05%, 07/07/03	66,695	66,695
M/F Housing RB Series 2002A 1.00%, 07/07/03	26,175	26,175
M/F Housing RB Series 2002E 1.00%, 07/07/03	71,055	71,055
+RB Series 2002P 1.05%, 07/07/03	61,000	61,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✚ RB Series 2003D 0.93%, 07/07/03	25,000	25,000
✚ RB Series 2003D 0.93%, 07/07/03	25,000	25,000
✚ RB TOBP (PT-651A) 1.12%, 07/07/03	40,445	40,445
Revenue TOB Series 1998E 1.01%, 07/07/03	5,210	5,210
✚ Revenue TOB Series 1998R 1.50%, 08/28/03	9,995	9,995
California Infrastructure & Economic Development Bank		
✚■ IDRB (American Derosa-Lamparts) 1.10%, 07/07/03	4,950	4,950
✚■ IDRB (Fairmont Sign Co. Project) Series 2000A 1.20%, 07/07/03	4,250	4,250
✚▶■ IDRB (Independent System Operation Corporation Project) Series A 1.05%, 07/07/03	11,600	11,600
✚■ IDRB (Lafayette Textile Industries Project) 1.10%, 07/07/03	1,745	1,745
✚■ IDRB (Nelson Name Plate Co. Project) 1.10%, 07/07/03	3,450	3,450
✚■ IDRB (Roller Bearing Co. of America Santa Ana Project) 1.10%, 07/07/03	2,400	2,400
✚■ RB (Buck Institute) 0.90%, 07/07/03	40,100	40,100
■ RB (J.P. Getty Trust) Series 2003B 1.00%, 07/01/03	20,000	20,000
■ RB (J.P. Getty Trust) Series 2003C 1.00%, 07/01/03	20,000	20,000
TECP (J.P. Getty Trust Project) 1.00%, 07/08/03	2,550	2,550
■ California Pollution Control Financing Authority		
✚ RB (Borax, Inc. Project) Series A 0.95%, 07/07/03	10,200	10,200
✚ RB (Green Team of San Jose Project) Series 1997A 1.05%, 07/07/03	1,100	1,100
✚ RB (Wadham Energy Project) Series 1987B 1.00%, 07/07/03	4,000	4,000
✚ Resource Recovery RB (Sanger Project) Series 1990A 1.00%, 07/07/03	19,200	19,200
✚ Resource Recovery Solid Waste Disposal RB (Atlas Disposal Industrial Project) Series 1999A 1.10%, 07/07/03	3,000	3,000
✚ Solid Waste Disposal RB (Alameda County, Industries Project) Series 2000A 1.05%, 07/07/03	4,075	4,075
✚ Solid Waste Disposal RB (Athens Disposal Co. Project) Series 1995A 1.05%, 07/07/03	13,020	13,020
✚ Solid Waste Disposal RB (Athens Disposal Co. Project) Series 1999A 1.05%, 07/07/03	7,000	7,000
✚ Solid Waste Disposal RB (Athens Services Project) Series 2001A 1.05%, 07/07/03	4,500	4,500
✚ Solid Waste Disposal RB (BLT Enterprises) Series 1999A 1.05%, 07/07/03	7,330	7,330
✚ Solid Waste Disposal RB (Blue Line Transfer, Inc. Project) Series 2001A 1.05%, 07/07/03	4,800	4,800
✚ Solid Waste Disposal RB (Blue Line Transfer, Inc. Project) 1.05%, 07/07/03	4,700	4,700
✚ Solid Waste Disposal RB (Burrtec Waste Industries Project) Series 1998A 1.55%, 07/07/03	1,270	1,270
✚ Solid Waste Disposal RB (CR & R, Inc. Project) Series A 1.15%, 07/07/03	3,900	3,900

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✛Solid Waste Disposal RB (California Waste Solutions Project) Series 2002A 1.05%, 07/07/03	3,760	3,760
✛Solid Waste Disposal RB (Calsan, Inc. Project) Series 1999B 1.05%, 07/07/03	3,305	3,305
✛Solid Waste Disposal RB (Cheese & Protein International Project) Series 2001A 1.00%, 07/07/03	10,000	10,000
✛Solid Waste Disposal RB (Cold Cyn Landfill Project) 1.10%, 07/07/03	5,845	5,845
✛Solid Waste Disposal RB (Colmac Energy Project) Series 1990A 0.90%, 07/07/03	7,320	7,320
✛Solid Waste Disposal RB (Contra Costa Services) Series 1995A 1.05%, 07/07/03	2,600	2,600
✛Solid Waste Disposal RB (Edco Disposal Corp. Project) Series 1996A 1.05%, 07/07/03	15,720	15,720
✛Solid Waste Disposal RB (Federal Disposal Service Project) Series 2001A 1.15%, 07/07/03	2,800	2,800
✛Solid Waste Disposal RB (Greenteam of San Jose Project) Series 2001A 1.05%, 07/07/03	5,000	5,000
✛Solid Waste Disposal RB (Greenwaste of Tehama Project) Series 1999A 1.15%, 07/07/03	2,535	2,535
✛Solid Waste Disposal RB (Madera Disposable Project) Series 1998A 1.10%, 07/07/03	1,800	1,800
✛Solid Waste Disposal RB (Marborg Industries Project) Series 2002A 1.05%, 07/07/03	4,830	4,830

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✛Solid Waste Disposal RB (Orange Avenue) Series 2002A 1.05%, 07/07/03	6,250	6,250
✛Solid Waste Disposal RB (Met Recycling Corporation Project) Series B 1.15%, 07/07/03	4,160	4,160
✛Solid Waste Disposal RB (Mottra Corp. Project) Series 2002A 1.05%, 07/07/03	2,625	2,625
✛Solid Waste Disposal RB (NorCal Waste System, Inc. Project) Series 2002A 1.10%, 07/07/03	6,000	6,000
✛Solid Waste Disposal RB (Norcal Waste System, Inc. Project) Series 2001A 1.10%, 07/07/03	8,740	8,740
✛Solid Waste Disposal RB (Ratto Group Co., Inc. Project) Series 2001A 1.05%, 07/07/03	4,610	4,610
✛Solid Waste Disposal RB (Sanco Services LP Project) Series 2002A 1.55%, 07/07/03	4,000	4,000
✛Solid Waste Disposal RB (Santa Clara Project) Series 1998A 1.15%, 07/07/03	3,100	3,100
✛Solid Waste Disposal RB (Santa Clara Valley Project) Series 2001A 1.05%, 07/07/03	7,075	7,075
Solid Waste Disposal RB (Shell Martinez Refining Project) Series 1996A 0.95%, 07/07/03	18,300	18,300
✛Solid Waste Disposal RB (Solag Disposal Project) Series 1997A 1.15%, 07/07/03	2,670	2,670
✛Solid Waste Disposal RB (Specialty Solid Waste Project) Series 2001A 1.15%, 07/07/03	3,945	3,945

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✛ Solid Waste Disposal RB (Talco Plastics Project) Series 1997A		
1.10%, 07/07/03	3,925	3,925
✛ Solid Waste Disposal RB (Tri-Ced Community Recycle Project)		
1.10%, 07/07/03	1,920	1,920
✛ Solid Waste Disposal RB (Waste Management Project) Series 2002A		
0.96%, 07/07/03	16,000	16,000
✛ Solid Waste Disposal RB (Waste Management, Inc. Project) Series 2001A		
1.05Su%, 07/07/03	5,000	5,000
✛ Solid Waste Disposal RB (West Valley Project) Series 1997A		
1.10%, 07/07/03	4,560	4,560
✛ Solid Waste Disposal RB (Zanker Road Landfill Project) Series C		
1.15%, 07/07/03	6,370	6,370
✛ Solid Waste Disposal RB (Burtec Waste Industries) Series 1997B		
1.55%, 07/07/03	3,615	3,615
✛ Solid Waste Disposal RB (Escondido Disposal) Series 1998A		
1.55%, 07/07/03	7,845	7,845
✛ Solid Waste Disposal RB (Browning Ferris Industries) Series 1997A		
1.00%, 07/07/03	10,000	10,000
✛ California School Cash Reserve **Program Authority** RB Series 2002A		
1.46%, 07/03/03	10,020	10,020
1.67%, 07/03/03	100,000	100,007
▲ RB Series 2003A		
0.90%, 07/06/04	150,000	151,651
✛▪ California School Facilities **Financing Corp. (Vallejo USD)** COP (Capital Improvement Financing Projects) Series 1999E		
0.95%, 07/07/03	5,545	5,545

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
California State		
✛▸▪ Eagle TOB Series 1997C		
1.01%, 07/07/03	10,900	10,900
✛▸▪ Eagle TOB Series 2000		
1.01%, 07/07/03	15,580	15,580
1.03%, 07/07/03	9,900	9,900
✛▸▪ Eagle TOB Series 2000		
1.01%, 07/07/03	13,675	13,675
1.03%, 07/07/03	30,540	30,540
✛▸▪ GO TOB Series ROC, 2001I-2		
1.01%, 07/07/03	17,840	17,840
✛▪ GO Series 2003B-4		
1.00%, 07/07/03	13,800	13,800
✛▪ GO Series 2003C-1		
1.00%, 07/07/03	17,000	17,000
✛▪ GO Series 2003C-2		
0.90%, 07/07/03	5,000	5,000
✛▪ GO Series 2003C-3		
0.95%, 07/07/03	5,000	5,000
✛▪ GO Series 2003C-4		
1.00%, 07/07/03	10,000	10,000
✛▸▪ GO TOB Series 779		
1.03%, 07/07/03	11,195	11,195
▸ GO TECP		
1.18%, 07/07/03	47,000	47,000
1.18%, 07/08/03	32,000	32,000
1.20%, 07/09/03	172,000	172,000
1.00%, 08/05/03	24,500	24,500
1.05%, 08/06/03	78,000	78,000
1.05%, 08/07/03	38,500	38,500
1.15%, 08/07/03	31,000	31,000
1.10%, 08/12/03	18,500	18,500
1.15%, 08/12/03	92,000	92,000
✛▸▪ GO TOB Series 195		
1.03%, 07/07/03	10,835	10,835
✛▸▪ GO TOBP (PA-676R)		
1.60%, 04/08/04	26,125	26,125
✛▸▪ GO TOBP (PA-815R)		
1.04%, 07/07/03	13,835	13,835
✛▸▪ GO TOBP (PT-1236)		
1.03%, 07/07/03	23,405	23,405
✛▸▪ GO TOBP (PT-1257)		
1.03%, 07/07/03	29,495	29,495
▸ Revenue Anticipation Warrant Series A		
1.12%, 06/16/04	100,000	100,855
1.07%, 06/16/04	75,000	75,663

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ Revenue Anticipation Warrant Series B		
1.11%, 06/16/04	205,000	205,000
1.12%, 06/16/04	112,500	113,441
+◗■ GO TOB Putters Series 132		
1.00%, 07/07/03	94,950	94,950
+■ **California State Department of** **Water Resources**		
Power Supply RB Series 2002B-2		
1.10%, 07/01/03	83,800	83,800
Power Supply RB Series 2002B-3		
0.95%, 07/01/03	17,500	17,500
Power Supply RB Series 2002C-1		
1.05%, 07/07/03	13,300	13,300
Power Supply RB Series 2002C-10		
0.94%, 07/07/03	44,440	44,440
Power Supply RB Series 2002C-14		
1.00%, 07/07/03	31,000	31,000
◗ Power Supply RB TOB (Regulation D) Series L-12		
1.10%, 11/19/03	15,000	15,000
◗ Power Supply RB TOB (Regulation D) Series L-13		
1.10%, 11/19/03	7,500	7,500
◗ Power Supply RB TOB (Regulation D) Series L-14		
1.10%, 11/19/03	12,500	12,500
◗ Power Supply RB TOB (Regulation D) Series L11		
1.10%, 11/19/03	33,325	33,325
Power Supply RB Series 2002B-1		
1.00%, 07/01/03	59,940	59,940
◗ Power Supply RB Series 2002C-7		
1.00%, 07/07/03	37,000	37,000
◗ Power Supply RB TOBP (PA-1100)		
1.01%, 07/07/03	19,995	19,995
◗ Power Supply RB TOBP (PA-1120R)		
1.01%, 07/07/03	12,835	12,835

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◗ Power Supply RB TOBP (PT-730)		
1.01%, 07/07/03	34,740	34,740
+■ **California State Economic** **Development Financing** **Authority**		
IDRB (Calco Project)		
1.05%, 07/07/03	565	565
IDRB (Gaiser Tool Project)		
1.05%, 07/07/03	2,120	2,120
IDRB (Mercury Air Group)		
1.00%, 07/07/03	14,000	14,000
RB (Costa Macoroni Project)		
1.05%, 07/07/03	2,945	2,945
RB (Lion Raisin Project)		
1.00%, 07/07/03	1,350	1,350
+◗■ **California State Public Works** **Board**		
Lease Revenue TOB Putters Series 209		
1.00%, 07/07/03	9,995	9,995
Lease Revenue TOB Series 1999F		
1.03%, 07/07/03	9,985	9,985
Lease Revenue TOB Series 2000D		
1.01%, 07/07/03	3,000	3,000
+ **California State University** **Institute**		
TECP		
1.05%, 07/11/03	5,400	5,400
■ **California Statewide** **Communities Development** **Authority**		
+ COP (SVDP Management) Series 1998		
0.95%, 07/07/03	7,485	7,485
+◗ COP TOB Series 1999E		
1.03%, 07/07/03	5,000	5,000
+ IDRB (13th I Associates Project)		
1.80%, 07/07/03	4,400	4,400
+ IDRB (Cowden Metal Stamping Project)		
1.80%, 07/07/03	1,430	1,430

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✦ IDRB (Drip In Irrigation Co. Project) 1.10%, 07/07/03	3,600	3,600
✦ IDRB (Biocol Investments, LP) Series 1997B 1.80%, 07/07/03	1,500	1,500
✦ IDRB (Golden Valley Project) Series A 1.10%, 07/07/03	1,050	1,050
✦ IDRB (Integrated Rolling Co. Project) Series 1999A 1.10%, 07/07/03	2,200	2,200
✦ IDRB (The Diamond Foods Project) Series 1991 1.80%, 07/07/03	790	790
✦ IDRB Series (RL Group) 1998C 1.10%, 07/07/03	1,715	1,715
✦▶ Insured RB (Fremont Rideout Project) Series 2001A 0.95%, 07/01/03	31,655	31,655
✦ M/F Housing RB (Cypress Villa Apartments) Series F 0.90%, 07/07/03	4,725	4,725
✦ M/F Housing RB (Emerald Gardens Apartments) Series E 0.90%, 07/07/03	7,320	7,320
✦ M/F Housing RB (Kimberly Woods Project) Series 1995B 1.00%, 07/07/03	13,400	13,400
✦ M/F Housing RB (Laurel Park Senior Apartments Project) Series 2003H 0.95%, 07/07/03	5,500	5,500
✦ M/F Housing RB (Los Padres Apartments) Series 2003E 0.92%, 07/07/03	10,250	10,250
✦ M/F Housing RB (Oakmont Concord Project) Series Q 1.10%, 07/07/03	25,000	25,000
✦ M/F Housing RB (Park David Senior Apartments Project) Series 1999D 0.95%, 07/07/03	8,220	8,220
✦ M/F Housing RB (Plaza Club Apartments) Series 1997A 1.00%, 07/07/03	10,290	10,290
✦ RB (Biola University Project) Series 2002B 0.95%, 07/07/03	22,900	22,900

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✦ RB (Dr. Nichols Pistachio) Series C 1.05%, 07/07/03	600	600
✦ RB (Elder Care Alliance) 1.00%, 07/07/03	12,760	12,760
✦▶ RB (Gemological Institute Project) 0.90%, 07/07/03	34,790	34,790
✦ RB (Japanese American Museum Project) Series 2000A 1.00%, 07/07/03	4,800	4,800
✦ RB (Jewish Federation of Los Angeles) Series 2000A 1.05%, 07/07/03	7,400	7,400
RB (Kaiser Permanente) Series 2001A 1.38%, 07/01/03	19,000	19,000
RB (Kaiser Permanente) Series 2002B 1.05%, 07/07/03	17,000	17,000
✦ RB (Masters College Project) 0.95%, 07/07/03	11,250	11,250
✦ RB (National Public Radio Project) 1.00%, 07/07/03	7,800	7,800
✦ RB (Valley Palms Apartments Project) 0.90%, 07/07/03	12,000	12,000
✦ RB (Woodsong Apartments) Series 1997B 0.90%, 07/07/03	3,327	3,327
✦■ Carlsbad, California M/F Housing Revenue Refunding Bond COP (La Costa Apartment Project) Series 1993A 0.95%, 07/07/03	14,400	14,400
✦■ Concord, California M/F Housing Mortgage RB (Bel Air Apartments Project) Series 1986A 1.00%, 07/07/03	3,000	3,000
✦■ Contra Costa County, California M/F Housing Mortgage RB (El Cerrito Project) Series A 1.00%, 07/07/03	2,480	2,480

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Contra Costa County, California Board of Education TRAN 1.66%, 07/01/03	26,700	26,700
+■ Davis, California Community Facilities District Special Tax Bond (East Davis Mace Ranch Project) District No. 1999-2 1.00%, 07/07/03	3,200	3,200
▲ Desert Sands, California Unified School District BAN 0.82%, 06/30/04	52,200	52,681
+■ Diamond Bar, California Public Financing Authority Lease RB (Community Senior Center Project) Series 2002A 1.05%, 07/07/03	9,755	9,755
+■ Dublin, California Housing Authority M/F Housing RB (Park Siera Project) Series A 0.95%, 07/07/03	12,700	12,700
+▶■ Dublin San Ramon, California Services District COP 0.95%, 07/07/03	15,400	15,400
▶ East Bay, California Municipal Utilities District TECP 1.00%, 07/23/03	12,000	12,000
1.05%, 08/07/03	9,500	9,500
1.00%, 08/12/03	14,800	14,800
1.00%, 08/13/03	31,300	31,300
1.00%, 08/14/03	7,000	7,000
0.90%, 09/10/03	13,800	13,800
+■ Water System Revenue Refunding Bond Subseries 2002A 0.85%, 07/07/03	14,800	14,800
+■ Water System Revenue Refunding Bond Subseries 2003B 0.85%, 07/07/03	20,000	20,000
+■ Water System Subordinated RB Series 2002B 0.85%, 07/07/03	9,900	9,900
+■ El Cajon, California M/F Housing RB (Pinewood Apartments Project) 1.00%, 07/07/03	1,450	1,450
Redevelopment Bond M/F Housing RB (Mollison & Madison Project) 1.00%, 07/07/03	5,000	5,000
+▶■ El Camino, California Community College District TOB (Election of 2002) Series 2003-12 1.11%, 11/26/03	16,100	16,100
+■ Emeryville, California Redevelopment Agency M/F Housing RB (Baystreet Apartments) 1.00%, 07/07/03	33,215	33,215
▶■ Foothill-De Anza, California Community College District Merlot TOB Series 2000YY 1.03%, 07/07/03	9,990	9,990
▲ Fresno County, California TRAN 0.90%, 06/30/04	57,000	57,620
+■ Fresno, California IDA RB (Keiser Corp.) 1.10%, 07/07/03	1,815	1,815
+■ Golden Empire Schools Financing Authority of California Lease RB (Kern High School District Project) 1.00%, 07/07/03	10,600	10,600
▶ Golden Gate Bridge Highway & Transportation District of California TECP 1.00%, 09/04/03	19,700	19,700
+■ Hayward, California Housing Authority **▶** M/F Housing RB (Shorewood Apartment Project) Series A 0.85%, 07/07/03	19,700	19,700

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing Revenue Refunding Bond (Huntwood Terrace Apartments) 0.98%, 07/07/03	5,465	5,465
✚■ **Hercules, California Public Financing Authority**		
Lease RB Series 2003A 1.00%, 07/07/03	7,000	7,000
✚■ **Hercules, California Redevelopment Agency**		
IDRB (Pro Media Project) Series 2000A 1.00%, 07/07/03	2,500	2,500
✚■ **Huntington Beach, California**		
M/F Housing RB (Five Points Project) 1.00%, 07/07/03	9,500	9,500
✚■ **Huntington Park, California Redevelopment Agency**		
M/F Housing RB (Casa Rita Apartments) Series 1994A 1.00%, 07/07/03	4,100	4,100
✚◗■ **Indian Wells, California Redevelopment Agency**		
Special Tax TOB Series R-230 1.01%, 07/07/03	4,520	4,520
✚■ **Irvine, California**		
Assessment District No. 97-16 0.85%, 07/01/03	1,400	1,400
RB (Assessment District No. 00-18) Series 2001A 0.85%, 07/01/03	2,500	2,500
RB (Assessment District No. 87-8) 0.85%, 07/01/03	15,380	15,380
Special Assessment Bond (Assessment District No. 93-14 0.90%, 07/01/03	2,500	2,500
✚■ **Irvine Ranch, California Water District**		
COP (Capital Improvement Project) 0.90%, 07/01/03	1,000	1,000
Consolidated RB Series 1985 0.85%, 07/01/03	3,600	3,600
Kern County, California		
✚■ COP (Kern Public Facilities Project) Series A 0.95%, 07/07/03	2,800	2,800
▲ TRAN 0.92%, 06/30/04	50,000	50,524
✚■ **Livermore, California Redevelopment Agency**		
M/F Housing Revenue Refunding Bond (Livermore Apartments) Series 2002A 1.00%, 07/01/03	11,450	11,450
✚◗■ **Lodi, California Electric System**		
COP Series 2002A 0.85%, 07/07/03	38,360	38,360
Long Beach, California Harbor		
✚◗ RB Series 2002B 1.15%, 05/14/04	56,560	58,177
◗ TECP 1.05%, 08/06/03	17,250	17,250
✚■ **Long Beach, California Housing Authority**		
M/F Housing RB (Channel Point Apartments Project) 0.87%, 07/07/03	7,000	7,000
✚◗■ **Long Beach, California Unified School District**		
COP (Capital Improvement Refinancing Project) 1.00%, 07/07/03	30,965	30,965
✚■ **Los Angeles, California**		
M/F Housing RB (Beverly Park Apartments) Series 1988A 0.92%, 07/07/03	34,000	34,000
M/F Housing RB (Channel Gateway Apartments) Series 1989B 1.00%, 07/07/03	67,700	67,700
M/F Housing RB (Fountain Park Project) Series 1999P 0.92%, 07/07/03	24,300	24,300
M/F Housing RB (Fountain Park Project Phase II) Series 2000B 0.92%, 07/07/03	3,500	3,500
M/F Housing RB (Studio Colony) Series 1985C 0.93%, 07/07/03	15,931	15,931

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB Series 1985K		
1.00%, 07/07/03	12,555	12,555
M/F Housing Revenue Refunding Bond (Tri City Project) Series 2001I		
0.92%, 07/07/03	3,700	3,700
◗ TOBP (PA-554)		
1.01%, 07/07/03	3,150	3,150
✚ Los Angeles, California Airport		
TECP Series A		
1.00%, 07/07/03	3,000	3,000
TECP Series B		
1.10%, 07/07/03	11,128	11,128
1.05%, 07/07/03	2,500	2,500
1.05%, 08/14/03	10,103	10,103
1.05%, 08/18/03	22,101	22,101
✚◗■ Los Angeles, California Community College District		
Revenue Refunding COP Series 2002A		
0.85%, 07/07/03	30,150	30,150
✚■ Los Angeles, California Community Redevelopment Agency		
M/F Housing RB (Metropolitan Lofts Apartments) Series 2002A		
0.95%, 07/07/03	17,750	17,750
M/F Housing Revenue Refunding Bond (Promenade Towers Project) Series 2000		
0.90%, 07/07/03	39,600	39,600
✚◗■ Los Angeles, California Convention Center & Exhibit Center Authority		
Revenue Refunding Bond Series 2003E		
0.97%, 07/07/03	41,700	41,700
Revenue Refunding Bond Sub-Series 2003B-2		
0.97%, 07/07/03	4,000	4,000
■ Los Angeles, California Department of Water & Power		
✚◗ Eagle TOB Series 2001		
1.01%, 07/07/03	24,750	24,750
✚◗ Electric Plant TOB Series 1997I		
1.03%, 07/07/03	19,995	19,995
◗ Electric Plant TOB Series 370		
0.98%, 07/07/03	11,620	11,620
✚◗ RB TOB Series 1999L		
1.03%, 07/07/03	22,090	22,090
◗ TOB (PA 1087)		
1.03%, 07/07/03	7,120	7,120
✚◗ TOB Putters Series 184		
1.00%, 07/07/03	15,000	15,000
◗ Water & Power RB Subseries 2001B-1		
0.85%, 07/07/03	36,300	36,300
✚◗ Waterworks RB TOB Series 754		
0.98%, 07/07/03	12,708	12,708
Los Angeles, California Unified School District		
✚◗■ Munitops TOB Series 1997C		
0.98%, 07/07/03	15,400	15,400
✚◗■ TOBP (PT-1730)		
1.01%, 07/07/03	30,000	30,000
✚◗■ TOBP (PT-1764)		
1.01%, 07/07/03	9,305	9,305
▲ TRAN Series 2003A		
0.94%, 07/01/04	50,000	50,528
TRAN Series B		
1.68%, 07/01/03	15,000	15,000
◗ Los Angeles, California Wastewater System		
✚■ RB TOB Series 2002J		
1.00%, 07/07/03	12,245	12,245
✚■ Revenue Refunding Bond Series 2001A		
1.25%, 07/07/03	18,000	18,000
✚■ Revenue Refunding Bond Series 2001B		
1.25%, 07/07/03	22,200	22,200
✚■ Revenue Refunding Bond Series 2001C		
1.25%, 07/07/03	24,200	24,200
TECP		
1.00%, 07/10/03	24,375	24,375
0.95%, 08/11/03	34,000	34,000
✚■ TOB 98-25		
0.98%, 07/07/03	17,000	17,000

 See financial notes.

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Los Angeles County, California		
+■ COP ACES (Los Angeles County Museum of Art Project) Series 1985A		
0.90%, 07/07/03	1,500	1,500
+■ COP ACES (Los Angeles County Museum of Art Project) Series 1985B		
0.90%, 07/07/03	1,600	1,600
▲ TRAN Series 2003A		
0.90%, 06/30/04	100,000	101,087
+ Los Angeles County, California Capital Asset Leasing Corp.		
TECP		
1.05%, 07/14/03	11,000	11,000
1.05%, 07/24/03	6,000	6,000
0.90%, 09/10/03	16,200	16,200
+■ Los Angeles County, California Housing Authority		
M/F Housing RB (Malibu Canyon Apartments Project) Series B		
1.00%, 07/07/03	28,520	28,520
+ Los Angeles County, California Metropolitan Transit Authority		
▶■ Eagle Sales Tax Revenue Refunding TOB Series 2001B		
1.01%, 07/07/03	24,750	24,750
▶■ Revenue Refunding Bond Series 1993A		
0.85%, 07/07/03	14,000	14,000
▶■ Sales Tax RB TOB Series 2003-A		
1.15%, 08/06/03	12,600	12,600
TECP		
1.00%, 08/11/03	25,266	25,266
1.00%, 08/14/03	57,990	57,990
0.95%, 09/04/03	25,267	25,267
▶■ TOB Series 1998B		
1.03%, 07/07/03	23,830	23,830
+▶■ Los Angeles County, California Pension		
Revenue Refunding Bond Series 1996C		
0.85%, 07/07/03	12,130	12,130
Revenue Refunding Bond Series 1996A		
0.85%, 07/07/03	16,000	16,000
Revenue Refunding Bond Series 1996B		
0.85%, 07/07/03	8,600	8,600
+▲ Los Angeles County, California Schools Pooled Financing Program		
TRAN Series 2003A		
0.92%, 06/30/04	12,000	12,098
+▶■ Los Angeles County, California Transportation Commission		
Sales Tax RB Series 1992A		
0.85%, 07/07/03	8,050	8,050
+■ Madera, California Public Financing Authority (Municipal Golf Course Revenue Refinancing) RB		
0.95%, 07/07/03	3,250	3,250
▶■ Metropolitan Water District of Southern California		
+ Revenue Refunding Bond Series 1996A		
0.80%, 07/07/03	16,800	16,800
Revenue Refunding Bond Series 1997C		
0.90%, 07/07/03	15,000	15,000
Revenue Refunding Bond Series 1997B		
0.85%, 07/07/03	8,500	8,500
Revenue Refunding Bond Series 2001-B2		
0.85%, 07/07/03	15,500	15,500
Revenue Refunding Bonds Series 1999C		
0.90%, 07/07/03	4,100	4,100
Waterworks RB Series 2001B-3 RB (Waterworks) S		
0.90%, 07/01/03	9,500	9,500
Waterworks Revenue TOB Series 1999O		
1.03%, 07/07/03	18,500	18,500
Waterworks RB Series 2001C-2		
0.80%, 07/01/03	32,600	32,600
Waterworks Revenue Refunding Bond Series 2001B-1		
0.85%, 07/07/03	45,100	45,100

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Waterworks Revenue Refunding Bond Series 2002A 1.05%, 07/07/03	9,000	9,000
+▶■ Modesto-Santa Clara-Redding, California Public Power Agency		
RB (San Juan Project) Subordinate Lien Series 1997E 0.90%, 07/07/03	5,000	5,000
Subordinate Lien RB (San Juan Project) Series 1997D 1.05%, 07/07/03	2,500	2,500
Moreno Valley, California Unified School District		
TRAN 1.44%, 07/24/03	7,450	7,457
+■ Mount San Jacinto, California Winter Park Authority		
COP (Palm Springs Aerial Project) Series 1998 1.00%, 07/07/03	7,900	7,900
COP (Palm Springs Aerial Project) Series 2000B 1.00%, 07/07/03	2,900	2,900
+▶■ Northern California Power Agency		
Revenue Refunding Bond (Hydroelectric No. 1 Project) Series 2002 A 0.85%, 07/07/03	7,000	7,000
Revenue Refunding Bond (Hydroelectric No.1 Project) Series 2002B 0.95%, 07/07/03	9,010	9,010
Revenue Refunding Bond (Hydroelectric Project No. 1) Series 2003A 0.95%, 07/07/03	9,500	9,500
+▶■ Northern, California Transmission Agency		
Revenue Refunding Bonds (California-Ore Transmission Project) Series A 0.88%, 07/07/03	9,800	9,800

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+▶■ Oakland, California		
Revenue TOB (180 Harrison Foundation Project) Series 2000M 1.03%, 07/07/03	4,500	4,500
+■ Oceanside, California		
M/F Mortgage RB (Riverview Springs) Series 1990A 1.00%, 07/07/03	12,570	12,570
▶■ Orange County, California Sanitation District		
COP Series 2002B 0.85%, 07/01/03	3,000	3,000
+ COP (Sanitation Districts 1-3, 5-7 & 11) Series 1992C 0.85%, 07/07/03	16,200	16,200
+■ Orange County, California		
COP (Florence Crittenton Services Project) Series 1990 0.97%, 07/07/03	5,500	5,500
M/F Housing RB (Lantern Pines Project) 0.95%, 07/07/03	14,700	14,700
+■ Orange County, California Apartment Development		
RB (Hidden Hills) Series 1985C 1.00%, 07/07/03	13,300	13,300
RB (Villas Aliento) Series 1998E 0.90%, 07/07/03	4,500	4,500
RB Series 1998F 0.90%, 07/07/03	15,900	15,900
RB Series (WCLO LF) Series 1998G-3 0.87%, 07/07/03	14,100	14,100
Revenue Refunding Bond (Jess L. Frost Project) Series 1985B 0.95%, 07/07/03	10,200	10,200
Revenue Refunding Bond (Pointe Niguel Project) Series 1992C 0.85%, 07/07/03	18,000	18,000
Revenue Refunding Bond (Vintage Woods) Series 1988H 0.87%, 07/07/03	10,000	10,000

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ Orange County, California Local Transit Authority		
TECP		
0.90%, 09/08/03	38,000	38,000
0.90%, 09/10/03	4,000	4,000
◗■ Orange County, California Water District		
COP Series 2003A		
0.95%, 07/07/03	25,000	25,000
◗■ Palo Alto, California Unified School District		
Merlot TOB Series 1997R		
1.03%, 07/07/03	6,000	6,000
+◗■ Pasadena, California		
COP (City Hall & Park Improvement Projects)		
0.95%, 07/07/03	35,290	35,290
Peralta, California Community College District		
BAN		
1.12%, 03/04/04	28,500	28,506
+■ Petaluma, California Community Authority		
M/F Housing RB (Oakmont At Petaluma Project)		
0.95%, 07/07/03	3,450	3,450
+■ Pinole, California Redevelopment Agency		
M/F Housing RB (East Bluff Apartments Project) Series 1998A		
1.15%, 07/07/03	4,959	4,959
+■ Pleasant Hill, California		
M/F Housing RB (Brookside Apartments Project) Series 1998A		
0.90%, 07/07/03	4,600	4,600
+ Port of Oakland, California		
TECP Series D		
1.05%, 07/03/03	13,000	13,000
◗■ TOBP (PA-663)		
1.05%, 07/07/03	8,415	8,415
◗■ Merlot TOB (First Union) Series 2000JJ		
1.08%, 07/07/03	15,000	15,000
+◗■ Rancho, California Water District Financing Authority		
RB Series 2001B		
0.90%, 07/07/03	25,000	25,000
+■ Redwood City, California		
COP (City Hall Project)		
1.00%, 07/07/03	2,305	2,305
+◗■ Riverside County, California Asset Leasing Corp.		
Leasehold RB (South West Justice Center) Series 2000B		
0.85%, 07/07/03	15,900	15,900
+■ Riverside County, California Housing Authority		
M/F Housing RB (Briarwood Apartment Project) Series 1985C		
0.95%, 07/07/03	4,500	4,500
M/F Housing RB (Tyler Springs Apartments) Series 1999C		
0.87%, 07/07/03	8,000	8,000
M/F Housing Revenue Refunding Bond (Victoria Springs Apartments)		
1.00%, 07/07/03	9,000	9,000
+■ Riverside County, California IDA		
RB (Calmold, Inc. Project)		
1.50%, 07/07/03	3,070	3,070
+◗■ Roseville, California Electric System		
COP Series 2002		
0.95%, 07/07/03	30,365	30,365
Sacramento, California City Financing Authority		
Revenue Refunding Bond		
1.90%, 07/01/03	3,825	3,825
+ Sacramento, California Municipal Utility District		
TECP		
1.00%, 08/29/03	38,850	38,850
+■ Sacramento, California Redevelopment Agency		
M/F Housing RB (18th & L Apartments) Series 2002E		
0.92%, 07/07/03	10,525	10,525

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ **Sacramento County, California**		
COP (Administration Center & Court House Project) 1.00%, 07/07/03	7,665	7,665
+■ **Sacramento County, California Housing Authority**		
M/F Housing RB (Chesapeake Commons Project) Series C 1.00%, 07/07/03	28,000	28,000
M/F Housing RB (Hidden Oaks Apartments) Series 1999C 0.95%, 07/07/03	6,300	6,300
◗■ **Sacramento County, California Sanitation District Financing Authority**		
TOB Series 366 0.98%, 07/07/03	12,445	12,445
TOBP (PA-694) 1.01%, 07/07/03	6,090	6,090
+■ **Sacramento County, California Special Facilities**		
RB (Cessna Aircraft Corp. Project) 1.05%, 07/07/03	3,300	3,300
+■ **Salinas, California Apartment Development**		
M/F Housing RB (Mariner Villa Project) Series 1985B 0.95%, 07/07/03	2,825	2,825
San Bernardino County, California		
+◗■ COP (Medical Center Financing Project) Series 1998 1.05%, 07/07/03	35,660	35,660
TRAN 1.68%, 07/01/03	35,000	35,000
▲ **San Diego, California County & School District**		
TRAN Series 2003A 0.90%, 06/30/04	51,000	51,428
+■ **San Diego, California Housing Authority**		
M/F Mortgage RB (Creekside Villa) Series 1999B 1.00%, 07/07/03	6,000	6,000
M/F Mortgage RB (La Cima) Series 1999K 0.85%, 07/07/03	9,140	9,140
M/F Mortgage RB (Nobel Courts) Series 1999L 0.85%, 07/07/03	15,815	15,815
+◗■ **San Diego, California Public Facilities Financing Authority**		
Waters RB TOB Series 757 0.98%, 07/07/03	19,840	19,840
San Diego, California Unified School District		
+◗■ Munitop TOB 2002-28 1.13%, 11/05/03	12,280	12,280
TRAN Series A 1.52%, 07/28/03	61,850	61,917
◗ **San Diego, California Water Authority**		
TECP 1.00%, 08/07/03	10,500	10,500
+◗■ **San Francisco, California City & County Airports Commission**		
International Airport Certificates Series 476 0.98%, 07/07/03	16,255	16,255
International Airports RB TOBP (PA-662) 1.12%, 07/07/03	12,670	12,670
+◗■ **San Francisco, California City & County Financing Corp.**		
Lease RB (Moscone Center Expansion Project) Series 2000-2 0.85%, 07/07/03	10,500	10,500
+■ **San Francisco, California City & County Redevelopment Agency**		
M/F Housing RB (3rd & Mission) Series 1999C 1.10%, 07/07/03	21,500	21,500
M/F Housing RB (City Heights) Series 1997A 1.00%, 07/07/03	16,800	16,800
M/F Housing RB (Fillmore Center Project) Series 1992 A2 0.97%, 07/07/03	3,750	3,750

 See financial notes.

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
M/F Housing RB (Ocean Beach Apartments) Series 2001B		
1.03%, 07/07/03	4,850	4,850
M/F Housing RB (Post Street Towers) Series 2000A		
0.95%, 07/07/03	17,000	17,000
RB (CFD4)		
0.90%, 07/07/03	23,440	23,440
+ San Joaquin County, California Transportation Authority		
Sales Tax Revenue TECP		
1.00%, 09/10/03	15,000	15,000
+■ San Jose, California		
◗ GO TOB Series 760		
0.98%, 07/07/03	11,223	11,223
M/F Housing RB (Almeden Lake Apartments Project) Series 1997A		
1.00%, 07/07/03	15,900	15,900
M/F Housing RB (Betty Anne Apartments Project) Series 2002A		
1.00%, 07/07/03	11,000	11,000
M/F Housing RB (El Paseo Apartments Project) Series 2002B		
1.00%, 07/07/03	5,000	5,000
M/F Housing RB (Seinna at Renaissance Project) Series 1996A		
0.92%, 07/07/03	21,500	21,500
+◗■ San Jose, California Housing Financing Authority		
Revenue Refunding & Improvement Bond (Hayes Mansion Project) Series 2001D		
0.95%, 07/07/03	10,800	10,800
+■ San Jose, California Redevelopment Agency		
M/F Housing (101 San Fernando Apartments Project) Series 1998A		
1.00%, 07/07/03	38,000	38,000
RB (Merged Area Redevelopment Project) Series 1996B		
0.90%, 07/07/03	6,000	6,000
◗ Tax Allocation TOB Putters Series 158		
1.00%, 07/07/03	30,095	30,095
+ San Jose, California Unified School District		
Santa Clara County GO Series 2002A		
1.40%, 08/01/03	2,000	2,004
+■ San Marcos, California Redevelopment Agency		
M/F RB (Grandon Villiage Project) Series A		
1.00%, 07/07/03	13,500	13,500
+■ Sanger, California Public Financing Authority		
Revenue Refunding Bond (Utility Systems Financing Project) Series 2002A		
1.00%, 07/07/03	10,000	10,000
Santa Barbara County, California		
TRAN Series A		
1.52%, 07/25/03	12,000	12,011
▲ 0.80%, 07/23/04	11,000	11,139
+◗■ Santa Clara, California		
Electric Revenue Series 1985C		
0.85%, 07/07/03	16,700	16,700
+■ Santa Clara County, California		
M/F Housing Revenue Refunding Bond (Brairwood Apartments Project) Series 1996B		
0.87%, 07/07/03	12,400	12,400
M/F Housing Revenue Refunding Bond (Grove Garden Apartments) Series 1997A		
0.87%, 07/07/03	14,000	14,000

See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+■ Santa Clara County– El Camino, California Hospital District		
RB (Valley Medical Center Project) Series 1985A 1.50%, 07/07/03	16,200	16,200
+◗■ Santa Clara Valley, California Water District		
COP TOB Series 2000-411 0.98%, 07/07/03	15,120	15,120
+■ Santa Fe Springs, California IDA		
RB (Tri-West) Series 1983 1.35%, 07/30/03	4,000	4,000
+■ Santa Paula, California Public Financing Authority		
Lease Water System RB (Aquis Project) Series 1996 1.10%, 07/07/03	9,000	9,000
+■ Santa Rosa, California Housing Authority		
M/F Housing RB (Apple Creek Apartments Project) Series 1985E 0.95%, 07/07/03	17,140	17,140
M/F Housing RB (Quail Run Apartments) Series 1997A 0.95%, 07/07/03	4,710	4,710
▲ South Coast, California Local Educational Agencies		
TRAN Series 2003A 0.80%, 06/30/04	35,000	35,415
+◗■ South Placer, California Wastewater Authority		
RB Series B 0.95%, 07/07/03	29,500	29,500
+■ South San Francisco, California Housing Authority		
M/F Housing RB (Magnolia Plaza Project) Series A 1.00%, 07/07/03	5,500	5,500
+■ Southeast, California Resource Recovery Facilities Authority		
Lease Revenue Refunding Bond Series 1995A 0.92%, 07/07/03	18,305	18,305
Lease Revenue Refunding Bond Series 1995B 0.97%, 07/07/03	14,200	14,200
◗■ Southern California HFA		
S/F Mortgage RB TOBP (PT-629) 1.12%, 07/07/03	28,350	28,350
+◗■ Southern California Public Power Authority		
Revenue Refunding Bond (Palo Verdes Project) Series 1996B 0.85%, 07/07/03	1,100	1,100
Subordinate RB (Southern Transmission Project) Series 2000A 0.95%, 07/07/03	6,500	6,500
Subordinate Revenue Refunding Bond (Southern Tranmission Project) Series 2001A 0.95%, 07/07/03	16,795	16,795
+■ Stockton, California Community Facilities District		
Special Tax RB (Arch Road East No.99-02) 1.00%, 07/07/03	1,430	1,430
+◗■ Sunnyvale, California		
COP (Government Center Site Acquisition) Series 2001A 0.90%, 07/07/03	13,280	13,280
+■ Union City, California		
M/F Housing RB (Greenhaven Apartments Project) Series 1997A 0.87%, 07/07/03	10,975	10,975
University of California Board of Regents		
◗■ Eagle TOB Series K 1.01%, 07/07/03	19,430	19,430

 See financial notes.

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✚▶■ RB TOB Series 762		
0.98%, 07/07/03	7,835	7,835
TECP		
1.05%, 07/07/03	13,545	13,545
1.00%, 08/11/03	14,220	14,220
1.00%, 09/04/03	13,100	13,100
✚▶■ Val Verde, California Unified School District		
COP RB Series 2001A		
0.93%, 07/07/03	2,205	2,205
✚■ Vallecitos, California Water District		
RB (Twin Oaks Reservoir Project)		
0.95%, 07/07/03	19,000	19,000
Ventura County, California		
TRAN		
1.66%, 07/01/03	20,000	20,000
▲ 0.90%, 07/01/04	25,000	25,149
✚■ Vernon, California Electric System		
RB (Malburg Project) Series 2003A		
0.95%, 07/07/03	11,000	11,000
✚■ Victor Valley, California Community College District		
COP		
0.95%, 07/07/03	53,450	53,450
✚■ Vista, California		
IDRB (Desalination System, Inc. Project) Series 1995		
1.05%, 07/07/03	4,945	4,945
✚■ West Basin, California Municipal Water District		
RB COP (Phase II Recycled Water Project) Series 1997B		
1.00%, 07/07/03	25,000	25,000
RB COP (Phase III Recycled Water Project) Series 1999A		
1.00%, 07/07/03	8,400	8,400
RB COP (Phase III Recycled Water Project) Series 1999B		
1.05%, 07/07/03	13,460	13,460

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✚■ West Sacramento, California Special Tax		
RB (Community Facilities District #6) Series 1997A		
1.50%, 07/07/03	3,735	3,735
✚▶■ Western Municipal Water District of California Facilities Authority		
RB COP Series 2002A		
0.95%, 07/07/03	15,700	15,700
✚■ Western Riverside County, California Regional Wastewater Authority		
RB Series 1996		
0.85%, 07/01/03	1,200	1,200
✚▶■ Westminster, California		
COP (Civic Center Refunding Program) Series 1998A		
1.00%, 07/07/03	3,610	3,610
✚■ Westminster, California Redevelopment Agency		
M/F Housing RB (Brookhurst Royale) Series 2000A		
1.75%, 07/07/03	7,700	7,700
▶ Tax Allocation Bond (Community Redevelopment Project) Series 1997		
1.00%, 07/07/03	9,155	9,155
		7,598,570

Puerto Rico 2.6%

✚▶■ **Puerto Rico Commonwealth**		
Infrastructure Eagle TOB Series 2000		
1.01%, 07/07/03	33,105	33,105
Public Improvement TOB Series 2001R		
1.00%, 07/07/03	12,200	12,200
Public Improvement TOB Robin Series 3		
0.98%, 07/07/03	13,395	13,395
TOB Putters Series 232		
0.95%, 07/07/03	24,245	24,245

Portfolio Holdings continued

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
TOB Series 204		
0.95%, 07/07/03	7,295	7,295
TOBP (PA-652)		
0.96%, 07/07/03	8,730	8,730
TOBP (PT-812)		
0.96%, 07/07/03	13,050	13,050
Unlimited GO Series 2001II-R-124		
1.10%, 07/07/03	4,995	4,995
✛▶■ Puerto Rico Commonwealth Highway & Transportation Authority		
Highway RB TOB Series II-R-66		
1.01%, 07/07/03	6,200	6,200
RB Series 1998A		
0.95%, 07/07/03	2,700	2,700
RB TOB Series R-227		
1.01%, 07/07/03	3,995	3,995
RB TOBP (PA-605)		
0.96%, 07/07/03	6,590	6,590
Transportation Revenue Merlot TOB Series 2000FFF		
1.00%, 07/07/03	4,970	4,970
✛▶■ Puerto Rico Commonwealth Infrastructure Financing Authority		
TOBP (PA-498)		
0.96%, 07/07/03	3,290	3,290
✛▶■ Puerto Rico Electric Power Authority		
Putters RB TOB Series 147		
0.95%, 07/07/03	5,000	5,000
Eagle RB Series II		
1.03%, 07/01/03	7,405	7,405
RB TOB Putters Series 164		
0.95%, 07/07/03	15,765	15,765
✛▶■ Puerto Rico Housing Finance Corp.		
RB TOB Series 2000R		
1.00%, 07/07/03	5,545	5,545

Issuer Security Type, Project, Series, Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✛▶■ Puerto Rico Public Building Authority		
Government Facilities RB TOB Putter Series 211		
0.95%, 07/07/03	13,995	13,995
Revenue Guaranteed RB TOB Series II-R-56		
1.01%, 07/07/03	6,545	6,545
		199,015

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$7,797,585
Cash	44,423
Receivables:	
Fund shares sold	22,512
Interest	21,347
Investments sold	111,430
Prepaid expenses	+ 14
Total assets	**7,997,311**

Liabilities

Payables:	
Fund shares redeemed	33,263
Dividends to shareholders	1,570
Investments bought	599,321
Investment adviser and administrator fees	175
Transfer agent and shareholder service fees	156
Accrued expenses	+ 265
Total liabilities	**634,750**

Net Assets

Total assets	7,997,311
Total liabilities	− 634,750
Net assets	**$7,362,561**

Net Assets by Source

Capital received from investors	7,363,383
Net realized capital losses	(822)

Net Assets by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Sweep Shares	$4,058,061		4,059,029		$1.00
Value Advantage Shares	$3,304,500		3,304,469		$1.00

The amortized cost for the fund's securities was $7,797,585. During the reporting period, the fund had $621,955 in transactions with other SchwabFunds®.

Federal Tax Data

Cost basis of portfolio	$7,797,585

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2008	$955

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest		**$42,988**

Net Realized Gains and Losses

Net realized gains on investments sold		319

Expenses

Investment adviser and administrator fees		12,631
Transfer agent and shareholder service fees:		
Sweep Shares		9,038
Value Advantage Shares		3,427
Trustees' fees		27
Custodian and portfolio accounting fees		280
Professional fees		20
Registration fees		48
Shareholder reports		118
Other expenses	+	20
Total expenses		25,609
Expense reduction	–	5,544
Net expenses		**20,065**

Increase in Net Assets from Operations

Total investment income		42,988
Net expenses	–	20,065
Net investment income		**22,923**
Net realized gains	+	319
Increase in net assets from operations		**$23,242**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets as follows:

Transfer Agent Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.25
Value Advantage Shares	0.05

Shareholder Services:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.20
Value Advantage Shares	0.17

For the fund's independent trustees only.

Includes $4,941 from the investment adviser (CSIM) and $603 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

Share Class	**% of Average Daily Net Assets**
Sweep Shares	0.65
Value Advantage Shares	0.45

This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$22,923	$59,336
Net realized gains +	319	419
Increase in net assets from operations	**23,242**	**59,755**

Distributions Paid

Dividends from Net Investment Income

Sweep Shares	11,156	31,864
Value Advantage Shares +	11,767	27,472
Total dividends from net investment income	**22,923**	**59,336**

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Shares Sold

Sweep Shares	6,213,368	12,462,311
Value Advantage Shares +	1,773,249	3,283,142
Total shares sold	**7,986,617**	**15,745,453**

Shares Reinvested

Sweep Shares	10,291	31,365
Value Advantage Shares +	10,232	26,012
Total shares reinvested	**20,523**	**57,377**

Shares Redeemed

Sweep Shares	(6,221,411)	(12,335,422)
Value Advantage Shares +	(1,560,415)	(2,791,080)
Total shares redeemed	**(7,781,826)**	**(15,126,502)**
Net transactions in fund shares	**225,314**	**676,328**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	7,136,928	6,460,181
Total increase +	225,633	676,747
End of period	**$7,362,561**	**$7,136,928**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers two share classes: Sweep Shares and Value Advantage Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund pays fees for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund®
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Institutional Advantage Money Fund®
  Schwab Retirement Money Fund®
  Schwab Government Cash Reserves

persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Securities that are backed by various assets, which may include loans, accounts receivable or investments of an entity, such as a bank or credit card company. These securities are obligations that the issuer intends to repay using the assets backing them (once collected or liquidated). Therefore, repayment depends largely on the cash flows generated by the assets backing the securities.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced security A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TOB	Tender option bond
TOBP	Tender option bond partnership
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

144A security A security exempt from a registration requirement pursuant to Rule 144A under the Securities Act of 1933. This security may be resold in transactions exempt from registration, to qualified institutional buyers, as defined in Rule 144A.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a time-tested investment approach and using disciplined, clearly defined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922**.

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab All Equity Portfolio
   Schwab Growth Portfolio
   Schwab Balanced Portfolio
   Schwab Conservative Portfolio

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
   Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.

REG25721

Schwab Money Funds

Semiannual Report
June 30, 2003

Schwab Money Market Fund

Schwab Government
Money Fund

Schwab U.S. Treasury
Money Fund

Schwab Value Advantage
Money Fund®

charles SCHWAB

In This Report

From the Chairman



Charles R. Schwab
Chairman

Without question, these are challenging times for America's investors. For money fund shareholders, one of the main concerns has been decline of short-term interest rates, since money fund yields are a reflection of those rates.

Given the choice, I'm sure most of us would prefer that yields were higher. At the same time, I believe that a look at the larger picture reveals that the current low interest rate environment has a beneficial side that shouldn't be ignored.

For example, Americans have recently had the opportunity to borrow money at the most attractive rates in decades, whether for buying a home, refinancing or realizing a life-long goal like starting a business. More importantly, the Federal Reserve's monetary policy, along with fiscal policies enacted by Congress and the President, should provide a powerful stimulus to economic recovery. That, too, is something that would benefit all Americans.

Here at Schwab, we are actively exploring ways to help investors meet their financial objectives. At SchwabFunds®, these efforts are being led by the new president of SchwabFunds, Randall Merk. Randy brings a wealth of experience to the job, and we welcome his leadership, vision and wisdom.

On behalf of SchwabFunds, I'd like to thank you for investing with us. Your continued trust and support mean a great deal. In turn, it's our mission to help you meet your financial goals.

Sincerely,

Charles R Schwab

Management's Discussion for the six months ended June 30, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

As one of the newer members of the SchwabFunds® team, I've been struck by the talent and integrity of the people here, and especially with their dedication to understanding the concerns of investors.

That dedication is particularly important right now. Times of uncertainty about the economy and world events demand diligence from investment professionals. At SchwabFunds, we are keenly aware of this, and continue to work for the best interests of our shareholders.

In recent months, money market funds have faced a very challenging environment. With interest rates on short-term investments falling in connection with the Fed's actions, some investors have expressed concerns about the potential for fund yields to fall to zero or even lower.

I can assure you that we at SchwabFunds will continue to monitor the yields in all our money market funds. In consultation with fund trustees, we will take appropriate measures to maintain competitive yields.

One thing we won't do in pursuit of yields is compromise our high standards for investment credit quality. We'll also continue to follow our time-tested management procedures and controls. In other words, we won't take short cuts that may jeopardize our long-term commitment to our investors.

Thank you for choosing SchwabFunds. We're here to help you reach your financial goals. If there is something more that we can do to help, I hope you'll let us know.

Sincerely,

Randall W. Merk



Linda Klingman, a vice president of the investment advisor and senior portfolio manager, has overall responsibility for the management of the Money Market and Value Advantage Money funds. She joined the firm in 1990 and has managed money market funds since 1988.

Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the Money Market and Value Advantage Money funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.



Karen Wiggan, a portfolio manager, has been responsible for day-to-day management of the Government Money and U.S. Treasury Money funds since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Funds

The U.S. economy remained in a holding pattern during the six months of the report period. Concerned by geopolitical uncertainties, businesses put off making major decisions about capital spending and hiring, even after the major combat phase of the war in Iraq was over. Economic indicators reported during the period were mixed, providing little incentive for businesses to pursue expansion plans.

Already at their lowest level in decades, interest rates fell further as the report period progressed. During the first months of 2003, a major factor in the decline of rates was anticipation of the war in Iraq. Toward the end of the period, deflation fears came to the forefront, leading to expectations that the Federal Reserve (the Fed) would cut interest rates. These expectations were confirmed on June 25, when the Fed, seeking to provide yet further economic stimulus, cut the Fed funds rate by 0.25%.

Falling interest rates pushed money fund yields to new lows (see next page for fund yield information). We sought to lessen the effects of falling rates on the funds by maintaining comparatively long weighted average maturities. Although the funds' yields did decline, we were successful in slowing that decline, and in keeping the yields higher than they otherwise would have been.

The funds also benefited from the decision to purchase Freddie Mac securities. Although some of this issuer's accounting practices were called into question during the report period, our analysis indicated that the creditworthiness of its securities was not in doubt.

In the two non-government funds, we added to our holdings in government and agency securities. Typically, these securities offer lower yields than bank CDs and commercial paper because of their higher creditworthiness. However, during the report period yields in the corporate and government markets converged. We took advantage of this opportunity to buy higher credit quality securities with little or no sacrifice in yield.

Performance and Fund Facts as of 6/30/03

Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

	Money Market Fund	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund®		
				Investor Shares	Select Shares®	Institutional Shares
Seven-Day Yield[1]	0.46%	0.45%	0.46%	0.76%	0.86%	0.97%
Seven-Day Effective Yield	0.46%	0.45%	0.46%	0.76%	0.87%	0.98%

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Money Market Fund	Government Money Fund	U.S. Treasury Money Fund	Value Advantage Money Fund
Weighted Average Maturity	60 days	59 days	81 days	59 days
Credit Quality of Holdings[2] % of portfolio	100% Tier 1	100% Tier 1	100% Tier 1	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

[1] A portion of each fund's expenses was reduced during the reporting period. Without this reduction, the seven-day yields for Schwab Money Market, Government Money and U.S. Treasury Money Funds would have been 0.43%, 0.37% and 0.29%, respectively. The seven-day yields for Schwab Value Advantage Money Fund's Investor Shares, Select Shares and Institutional Shares would have been 0.66%.

[2] Portfolio holdings may have changed since the report date.

Financial Statements

Schwab Money Market Fund

Financial Highlights

	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.04	0.06	0.05	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.04)	(0.06)	(0.05)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.31[2]	1.23	3.73	5.84	4.64	4.99
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.75[3]	0.75	0.75	0.75[4]	0.75	0.75
Ratio of gross operating expenses to average net assets	0.78[3]	0.78	0.79	0.80[4]	0.84	0.86
Ratio of net investment income to average net assets	0.62[3]	1.22	3.63	5.70	4.56	4.87
Net assets, end of period ($ x 1,000,000)	51,642	51,063	49,116	41,823	36,099	27,439

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratios of net and gross operating expenses would have been 0.76% and 0.81%, respectively, if certain non-routine expenses (proxy fees) had been included.

See financial notes.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
77.8%	**Fixed-Rate Obligations**	40,384,663	40,384,663
8.4%	**U.S. Government Securities**	4,384,761	4,384,761
4.4%	**Variable-Rate Obligations**	2,265,187	2,265,187
9.4%	**Other Investments**	4,852,258	4,852,258
100.0%	**Total Investments**	**51,886,869**	**51,886,869**

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Fixed-Rate Obligations 77.8% of investments		
Commercial Paper & Other Corporate Obligations 42.3%		
AB Spintab		
1.22%, 07/14/03	50,000	49,978
0.92%, 10/30/03	50,000	49,845
Alliance & Leicester, PLC, 144A		
1.31%, 07/09/03	16,000	15,995
1.26%, 07/14/03	24,000	23,989
1.20%, 09/02/03	13,000	12,973
0.99%, 09/17/03	10,000	9,979
Amstel Funding Corp.		
1.00%, 09/16/03	60,000	59,872
◆✚ Amsterdam Funding Corp., 144A		
1.21%, 07/10/03	48,000	47,985
1.23%, 07/24/03	95,000	94,925
1.23%, 08/07/03	40,000	39,949
1.20%, 09/02/03	55,000	54,884
1.16%, 09/05/03	50,000	49,894
1.20%, 09/05/03	30,000	29,934
0.95%, 09/25/03	44,000	43,900
1.09%, 09/26/03	31,000	30,918
✚ ANZ (Delaware), Inc.		
1.19%, 08/22/03	50,000	49,914
◆✚ Apreco, Inc., 144A		
1.25%, 07/15/03	10,000	9,995
1.23%, 08/15/03	19,000	18,971
0.98%, 09/16/03	20,000	19,958
0.99%, 09/16/03	20,000	19,958
1.23%, 09/16/03	10,000	9,974
◆✚ Aquinas Funding, L.L.C., 144A		
1.23%, 08/20/03	37,000	36,937
1.22%, 08/25/03	34,000	33,937
1.13%, 09/08/03	50,000	49,892
1.00%, 09/09/03	50,000	49,903
1.06%, 12/10/03	50,000	49,764
ASAP Funding, Ltd., 144A		
1.29%, 07/01/03	36,970	36,970
1.28%, 07/14/03	20,000	19,991
1.29%, 07/18/03	57,074	57,039
1.28%, 07/24/03	50,000	49,959
1.01%, 09/12/03	43,000	42,912
✚ Asset Portfolio Funding Corp.		
0.95%, 09/22/03	80,000	79,825
◆✚ Asset Securitization Cooperative Corp., 144A		
1.24%, 08/08/03	94,700	94,576
1.22%, 08/12/03	70,360	70,260
◆✚ Atlantis One Funding Corp., 144A		
1.24%, 07/02/03	143,000	142,995
1.27%, 07/24/03	104,293	104,209
1.26%, 07/25/03	28,000	27,977

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.26%, 07/28/03	47,324	47,279
1.23%, 08/08/03	48,963	48,899
1.23%, 08/14/03	276,609	276,193
1.22%, 08/19/03	142,000	141,764
1.12%, 09/04/03	75,000	74,850
1.20%, 09/11/03	17,000	16,959
1.11%, 09/16/03	143,783	143,445
1.20%, 09/16/03	161,703	161,291
0.91%, 11/13/03	15,000	14,949
0.90%, 12/18/03	10,000	9,957
1.08%, 12/19/03	14,000	13,929
Bank of Ireland		
1.21%, 08/19/03	90,000	89,852
1.20%, 08/20/03	116,000	115,807
Bank of Nova Scotia		
1.21%, 07/14/03	125,000	124,945
Bank One Corp.		
1.22%, 07/29/03	45,000	44,957
Bank of America Corp.		
1.25%, 07/18/03	217,000	216,872
1.25%, 07/22/03	250,000	249,818
+ Barclays U.S. Funding Corp.		
1.19%, 08/18/03	115,520	115,337
1.20%, 10/16/03	65,000	64,770
Bear Stearns Companies, Inc.		
1.21%, 07/10/03	49,000	48,985
1.25%, 07/25/03	91,000	90,924
1.20%, 08/22/03	27,000	26,953
1.21%, 08/28/03	86,000	85,833
0.91%, 09/26/03	51,000	50,888
◆+ Beta Finance, Inc., 144A		
1.31%, 07/15/03	50,000	49,975
1.26%, 07/25/03	26,000	25,978
1.23%, 08/01/03	97,000	96,897
1.21%, 08/28/03	35,000	34,932
0.99%, 09/17/03	50,000	49,893
1.03%, 09/17/03	50,000	49,888
0.93%, 09/22/03	17,000	16,964
1.58%, 11/20/03	50,000	50,000
+ BNP Paribas Finance, Inc.		
1.20%, 08/29/03	58,000	57,886
0.90%, 12/30/03	225,000	223,976
◆+ CAFCO, L.L.C., 144A		
1.20%, 08/04/03	100,000	99,887
1.15%, 09/10/03	40,000	39,909

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ CBA (Delaware) Finance, Inc.		
1.25%, 07/07/03	50,000	49,990
1.21%, 07/10/03	100,000	99,970
1.21%, 08/15/03	68,500	68,397
1.19%, 08/22/03	18,000	17,969
◆ CC (USA), Inc., 144A		
1.33%, 07/08/03	50,000	49,987
1.23%, 07/10/03	25,000	24,992
1.31%, 07/10/03	17,000	16,994
1.23%, 07/29/03	30,000	29,971
1.23%, 08/07/03	50,000	49,937
1.23%, 08/15/03	11,000	10,983
1.00%, 09/10/03	30,000	29,941
Citicorp		
1.25%, 07/18/03	39,000	38,977
1.25%, 07/21/03	80,000	79,944
1.25%, 07/24/03	160,000	159,872
1.21%, 08/08/03	57,000	56,927
Citigroup Global Markets Holdings, Inc.		
1.22%, 07/10/03	20,000	19,994
1.22%, 07/15/03	23,000	22,989
1.27%, 07/30/03	19,000	18,981
1.20%, 08/11/03	205,000	204,720
1.22%, 08/12/03	136,000	135,806
1.19%, 08/14/03	90,000	89,869
1.19%, 08/15/03	100,000	99,851
1.19%, 08/20/03	165,000	164,727
1.20%, 09/04/03	31,000	30,933
◆+ Clipper Receivables Corp.		
1.27%, 07/25/03	65,000	64,945
1.26%, 08/07/03	81,000	80,896
◆ Concord Minutemen Capital Co., L.L.C., 144A		
Series A		
1.24%, 07/02/03	40,000	39,999
1.23%, 07/08/03	100,000	99,976
1.25%, 07/08/03	17,000	16,996
1.27%, 07/08/03	50,000	49,988
1.25%, 07/09/03	13,000	12,996
1.27%, 07/11/03	30,164	30,153
1.27%, 07/18/03	11,000	10,993
1.24%, 08/05/03	39,122	39,075
1.07%, 08/07/03	50,000	49,945
1.24%, 08/15/03	5,336	5,328
1.22%, 08/18/03	115,000	114,813
◆+ CRC Funding, L.L.C., 144A		
1.20%, 08/04/03	100,000	99,887
1.00%, 09/12/03	85,000	84,829

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ Credit Lyonnais N.A., Inc.		
1.15%, 09/08/03	13,000	12,971
1.00%, 09/15/03	10,000	9,979
0.98%, 10/09/03	9,000	8,976
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, 144A		
1.22%, 07/01/03	40,000	40,000
1.22%, 07/02/03	15,000	14,999
1.25%, 07/08/03	50,000	49,988
1.23%, 07/21/03	20,000	19,986
1.07%, 08/04/03	195,000	194,803
1.07%, 08/05/03	10,000	9,990
1.24%, 08/05/03	50,000	49,940
1.07%, 08/07/03	15,000	14,984
1.22%, 08/28/03	40,000	39,921
1.21%, 08/29/03	20,000	19,960
1.13%, 09/05/03	50,000	49,896
1.09%, 09/09/03	50,000	49,894
1.05%, 09/10/03	40,000	39,917
+ Danske Corp.		
1.22%, 07/14/03	20,000	19,991
1.25%, 07/17/03	85,000	84,953
1.22%, 08/13/03	125,000	124,818
1.19%, 08/22/03	74,000	73,873
1.04%, 08/29/03	75,000	74,872
0.96%, 09/18/03	82,000	81,827
1.06%, 12/09/03	120,000	119,434
Den Norske Bank ASA		
1.23%, 08/04/03	83,600	83,503
1.23%, 08/15/03	10,000	9,985
1.19%, 09/02/03	70,000	69,855
1.26%, 09/04/03	25,000	24,943
DePfa Bank, 144A		
1.03%, 09/16/03	28,000	27,938
+ Dexia Delaware, L.L.C.		
0.89%, 09/25/03	43,000	42,909
◆ Dorada Finance, Inc., 144A		
1.24%, 07/07/03	10,000	9,998
1.24%, 07/10/03	19,000	18,994
1.27%, 07/11/03	38,000	37,987
1.25%, 07/18/03	72,000	71,958
1.27%, 07/18/03	40,000	39,976
1.23%, 07/29/03	41,000	40,961
1.23%, 08/01/03	125,000	124,868
1.24%, 08/12/03	61,000	60,912
1.23%, 08/13/03	18,000	17,974

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.21%, 08/26/03	87,393	87,229
1.22%, 08/26/03	30,000	29,943
1.04%, 09/17/03	30,000	29,933
0.95%, 09/24/03	21,000	20,953
◆ Dorada Finance, Inc., 144A		
1.96%, 09/16/03	30,000	30,000
◆+ Edison Asset Securitization Corp., L.L.C., 144A		
1.31%, 07/08/03	180,000	179,955
1.31%, 07/11/03	98,029	97,993
1.29%, 08/07/03	6,000	5,992
1.23%, 08/13/03	229,000	228,664
0.93%, 09/23/03	200,000	199,566
1.05%, 12/10/03	150,000	149,298
◆+ Fairway Finance Corp., 144A		
1.25%, 07/15/03	30,000	29,985
1.25%, 07/23/03	21,003	20,987
1.26%, 07/25/03	48,948	48,907
1.25%, 07/29/03	18,546	18,528
1.25%, 08/01/03	53,750	53,692
0.97%, 09/12/03	15,000	14,970
1.00%, 09/12/03	46,000	45,907
1.22%, 09/15/03	50,000	49,872
1.22%, 11/10/03	20,000	19,912
1.21%, 11/17/03	25,000	24,884
◆+ Falcon Asset Securitization Corp., 144A		
1.07%, 07/31/03	253,649	253,423
1.23%, 08/11/03	70,846	70,747
0.97%, 09/15/03	43,000	42,912
1.23%, 09/22/03	14,550	14,509
ForeningsSparbanken AB (Swedbank)		
1.26%, 07/07/03	97,000	96,980
1.00%, 09/10/03	70,000	69,862
1.09%, 09/10/03	27,000	26,942
+ Forrestal Funding Master Trust Notes 2000A, 144A		
1.08%, 07/29/03	56,726	56,678
1.09%, 07/29/03	30,000	29,975
+ Fortis Funding, L.L.C., 144A		
1.30%, 07/15/03	50,000	49,975
◆+ Galaxy Funding, Inc., 144A		
1.24%, 07/08/03	40,000	39,990
1.23%, 07/18/03	55,000	54,968
1.23%, 07/23/03	46,000	45,965
1.26%, 07/23/03	25,000	24,981
1.26%, 07/24/03	25,000	24,980
1.26%, 07/29/03	30,000	29,971
1.21%, 08/14/03	86,000	85,873

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.22%, 08/22/03	41,000	40,928
1.21%, 08/26/03	73,000	72,863
0.92%, 09/25/03	49,000	48,892
0.92%, 09/26/03	12,000	11,973
+ GE Capital International Funding, Inc., 144A		
1.25%, 07/23/03	91,000	90,930
1.26%, 07/25/03	21,000	20,982
1.23%, 08/12/03	43,000	42,938
1.19%, 08/25/03	121,000	120,780
1.05%, 12/09/03	50,000	49,767
1.02%, 12/11/03	61,000	60,721
0.92%, 12/18/03	193,000	192,162
0.90%, 12/23/03	17,000	16,926
GE Financial Assurance Holdings, Inc., 144A		
1.01%, 09/04/03	53,000	52,903
0.94%, 09/16/03	46,900	46,806
0.96%, 10/16/03	20,000	19,943
0.92%, 12/18/03	75,000	74,674
General Electric Capital Corp.		
1.20%, 07/09/03	148,000	147,961
1.27%, 07/15/03	115,000	114,944
1.23%, 07/16/03	95,000	94,951
1.25%, 07/21/03	184,000	183,872
1.28%, 08/06/03	160,000	159,797
1.28%, 08/07/03	50,000	49,935
1.20%, 08/26/03	13,000	12,976
1.20%, 08/28/03	115,000	114,778
1.29%, 09/23/03	106,000	105,683
1.11%, 12/03/03	146,000	145,309
General Electric Capital Services		
1.25%, 07/21/03	60,000	59,958
1.25%, 07/23/03	95,000	94,928
1.25%, 07/24/03	39,000	38,969
General Electric Co.		
1.25%, 07/22/03	105,000	104,923
1.25%, 07/24/03	98,000	97,922
1.25%, 07/25/03	35,000	34,971
◆+ Giro Funding U.S. Corp., 144A		
1.21%, 07/08/03	50,000	49,988
1.24%, 07/31/03	40,000	39,959
1.07%, 08/05/03	100,000	99,896
1.26%, 08/06/03	34,000	33,957
1.23%, 08/11/03	12,846	12,828
1.23%, 08/13/03	18,278	18,251
1.21%, 08/15/03	28,473	28,430
1.20%, 08/20/03	79,212	79,080

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
0.98%, 09/15/03	147,887	147,581
0.94%, 09/24/03	50,000	49,889
◆+ Grampian Funding, Ltd., 144A		
1.23%, 08/19/03	10,000	9,983
0.98%, 10/01/03	33,000	32,918
◆+• Greenwich Funding Corp., 144A		
0.95%, 09/12/03	75,000	74,856
◆+ Hatteras Funding Corp., 144A		
1.26%, 07/14/03	49,000	48,978
1.24%, 08/08/03	67,469	67,381
1.26%, 08/11/03	38,000	37,946
1.23%, 08/14/03	13,000	12,980
1.13%, 08/26/03	60,000	59,895
+ HBOS Treasury Services, PLC		
1.25%, 07/25/03	156,000	155,870
1.25%, 07/28/03	53,000	52,950
1.22%, 08/05/03	90,900	90,792
1.28%, 08/05/03	84,000	83,896
0.97%, 09/16/03	30,000	29,938
1.01%, 09/16/03	45,000	44,903
◆+ Independence Funding, L.L.C., 144A		
1.25%, 07/02/03	57,000	56,998
1.07%, 08/12/03	143,000	142,822
+ ING (U.S.) Funding, L.L.C.		
1.21%, 07/07/03	97,000	96,980
1.21%, 07/10/03	30,000	29,991
1.23%, 07/11/03	17,000	16,994
1.30%, 07/18/03	45,000	44,973
1.23%, 08/08/03	100,000	99,871
◆+ Intrepid Funding Master Trust, 144A		
1.07%, 07/31/03	29,000	28,974
1.10%, 07/31/03	50,000	49,954
Irish Life & Permanent, PLC, 144A		
0.95%, 09/17/03	22,000	21,955
J.P. Morgan Chase & Co.		
1.25%, 07/23/03	67,000	66,949
1.25%, 08/04/03	90,000	89,894
1.22%, 08/18/03	125,000	124,797
◆+ Jupiter Securitization Corp., 144A		
1.23%, 07/08/03	76,144	76,126
1.07%, 07/29/03	230,830	230,638
1.07%, 07/30/03	75,072	75,007
1.25%, 07/31/03	26,918	26,890
1.23%, 08/11/03	25,321	25,286

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◆+ K2 (USA), L.L.C.		
1.33%, 07/07/03	10,000	9,998
1.28%, 07/10/03	11,500	11,496
1.30%, 07/15/03	28,000	27,986
1.27%, 07/17/03	10,000	9,994
1.25%, 07/25/03	7,000	6,994
1.28%, 09/02/03	113,000	112,748
1.29%, 09/02/03	7,200	7,184
1.13%, 09/17/03	32,000	31,922
1.18%, 10/23/03	14,500	14,446
+ KBC Financial Products International, Ltd., 144A		
1.23%, 08/06/03	103,000	102,873
◆+ Kitty Hawk Funding Corp., 144A		
0.94%, 09/22/03	48,616	48,511
0.95%, 09/22/03	40,000	39,912
+ Landesbank Schleswig-Holstein Girozentrale, 144A		
1.22%, 08/15/03	13,000	12,980
1.26%, 08/27/03	100,000	99,802
1.29%, 03/09/04	108,000	107,040
1.34%, 03/18/04	50,000	49,522
1.24%, 03/26/04	10,000	9,909
1.33%, 03/26/04	35,000	34,657
1.35%, 04/15/04	10,000	9,893
◆ Lexington Parker Capital Co., L.L.C., 144A		
1.27%, 07/11/03	20,000	19,993
1.30%, 07/22/03	15,000	14,989
1.27%, 07/24/03	160,000	159,871
1.23%, 07/25/03	47,000	46,962
1.28%, 07/25/03	64,000	63,946
1.23%, 09/02/03	67,000	66,855
1.11%, 09/03/03	50,000	49,901
1.28%, 10/16/03	38,757	38,611
◆+ Links Finance, L.L.C., 144A		
1.13%, 09/15/03	15,000	14,964
Lloyds TSB Bank, PLC		
1.19%, 07/29/03	96,000	95,911
◆+ Mont Blanc Capital Corp., 144A		
1.23%, 07/03/03	16,000	15,999
1.23%, 07/10/03	53,000	52,984
1.23%, 08/12/03	20,066	20,037
1.23%, 09/03/03	43,202	43,108
Morgan Stanley		
1.23%, 07/23/03	95,000	94,929
1.25%, 07/25/03	75,000	74,938
1.20%, 08/26/03	125,000	124,767

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◆ Newcastle Certificates Program, 144A		
Series 2000A		
1.24%, 07/08/03	46,900	46,889
1.26%, 07/15/03	83,000	82,960
1.26%, 07/23/03	30,000	29,977
1.21%, 08/14/03	70,000	69,896
0.95%, 09/19/03	50,000	49,894
0.94%, 09/25/03	82,000	81,816
+ Nordea N.A., Inc.		
1.20%, 07/07/03	93,000	92,981
0.99%, 09/22/03	115,000	114,739
1.22%, 11/03/03	30,000	29,874
0.90%, 12/22/03	31,000	30,865
◆+ Preferred Receivables Funding Corp., 144A		
1.07%, 07/31/03	78,000	77,931
1.23%, 08/12/03	25,725	25,688
1.20%, 08/29/03	55,000	54,892
+ Santander Central Hispano Finance (Delaware), Inc.		
1.21%, 09/02/03	110,000	109,767
1.21%, 09/05/03	185,000	184,591
1.10%, 09/09/03	20,000	19,957
◆+ Sigma Finance, Inc., 144A		
1.25%, 07/14/03	12,000	11,995
1.26%, 07/14/03	15,000	14,993
1.27%, 07/14/03	48,000	47,978
1.25%, 07/16/03	80,000	79,958
1.25%, 07/22/03	40,000	39,971
1.29%, 08/05/03	60,000	59,925
1.21%, 08/20/03	10,000	9,983
1.28%, 08/26/03	67,000	66,868
1.22%, 08/29/03	50,000	49,900
1.23%, 09/02/03	100,000	99,786
0.97%, 09/08/03	33,000	32,939
1.13%, 09/08/03	10,000	9,978
0.95%, 09/15/03	26,000	25,948
0.98%, 09/15/03	23,500	23,451
+ Societe Generale N.A., Inc.		
1.20%, 07/01/03	99,000	99,000
1.20%, 07/02/03	290,000	289,990
1.22%, 07/10/03	50,000	49,985
1.23%, 07/10/03	140,000	139,957
1.22%, 07/15/03	125,000	124,941
1.26%, 07/17/03	10,000	9,994
1.10%, 09/10/03	56,000	55,879
◆+ Stellar Funding Group, Inc., 144A		
1.25%, 07/14/03	34,170	34,155

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.26%, 07/14/03	7,136	7,133
1.27%, 07/14/03	15,630	15,623
✛ Svenska Handelsbanken, Inc.		
1.28%, 07/21/03	15,000	14,989
1.22%, 08/15/03	149,000	148,773
◆✛ Thunder Bay Funding, Inc., 144A		
1.24%, 07/09/03	11,201	11,198
1.26%, 07/21/03	40,000	39,972
1.25%, 07/25/03	45,301	45,263
1.23%, 08/11/03	30,098	30,056
1.21%, 08/20/03	68,227	68,112
✛ Toronto-Dominion Holdings		
1.26%, 07/15/03	67,500	67,467
1.18%, 08/19/03	100,000	99,839
◆✛ Tulip Funding Corp., 144A		
1.07%, 07/31/03	45,000	44,960
◆✛ Variable Funding Capital Corp., 144A		
1.21%, 08/25/03	60,000	59,889
1.01%, 09/10/03	43,000	42,914
WestLB AG, 144A		
1.19%, 08/19/03	23,000	22,963
✛ Westpac Capital Corp.		
1.25%, 07/07/03	28,000	27,994
1.20%, 09/03/03	149,000	148,683
◆✛ Windmill Funding Corp., 144A		
1.23%, 07/25/03	40,000	39,967
1.23%, 08/07/03	35,000	34,956
1.21%, 08/13/03	15,000	14,978
1.22%, 08/13/03	20,000	19,971
1.21%, 08/15/03	55,000	54,917
0.95%, 09/25/03	15,000	14,966
		21,927,566

Certificates of Deposit 31.5%

ABN AMRO Bank, NV		
1.19%, 08/27/03	50,000	50,005
Alliance & Leicester, PLC		
1.20%, 11/19/03	90,000	90,000
American Express Centurion Bank		
0.92%, 09/22/03	85,000	85,000
0.92%, 09/23/03	50,000	50,000
0.92%, 09/24/03	20,000	20,000
Australia & New Zealand Banking Group, Ltd.		
1.24%, 07/08/03	50,000	50,000
1.24%, 07/10/03	100,000	100,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Bank of Montreal		
1.21%, 07/09/03	100,000	100,000
1.19%, 08/28/03	80,000	80,000
1.25%, 10/17/03	99,000	99,000
Bank of New York		
1.29%, 08/18/03	44,000	44,000
Bank of Nova Scotia		
1.20%, 07/09/03	50,000	50,000
1.21%, 07/11/03	125,000	125,000
1.21%, 07/14/03	145,000	145,000
1.19%, 08/25/03	87,000	87,000
Bank of Scotland		
1.23%, 08/07/03	50,000	50,000
Barclays Bank, PLC		
1.25%, 07/15/03	45,000	45,000
1.25%, 07/28/03	55,000	55,000
1.26%, 07/28/03	220,000	220,000
1.20%, 08/04/03	52,000	52,002
1.06%, 08/12/03	98,000	98,000
1.19%, 08/28/03	330,000	330,000
1.03%, 09/10/03	100,000	100,014
1.60%, 11/25/03	120,000	120,002
1.10%, 04/19/04	46,000	46,092
Bayerische Landesbank Girozentrale		
1.22%, 08/18/03	113,000	113,000
1.19%, 08/29/03	80,000	80,000
1.27%, 09/02/03	95,000	95,000
1.20%, 09/03/03	215,000	215,000
1.25%, 03/15/04	30,000	29,999
1.30%, 03/26/04	195,000	194,989
BNP Paribas		
1.25%, 07/21/03	175,000	175,000
1.25%, 07/23/03	200,000	200,000
1.23%, 08/01/03	200,000	200,000
1.22%, 08/18/03	50,000	50,000
1.09%, 11/10/03	230,000	230,000
1.05%, 12/10/03	150,000	150,000
0.90%, 12/30/03	61,000	61,000
Canadian Imperial Bank of Commerce		
1.23%, 08/14/03	30,000	30,000
1.20%, 08/28/03	14,000	14,000
Chase Manhattan Bank (USA), N.A.		
1.27%, 07/22/03	215,000	215,000
1.27%, 07/23/03	69,000	69,000
1.23%, 08/11/03	196,000	196,006

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Citibank, N.A.		
1.25%, 07/28/03	200,000	200,000
1.25%, 07/30/03	50,000	50,000
1.23%, 08/06/03	135,000	135,000
1.23%, 08/07/03	20,000	20,000
1.23%, 08/21/03	240,000	240,000
1.20%, 08/27/03	155,000	155,000
1.10%, 09/10/03	95,000	95,000
1.11%, 09/10/03	75,000	75,000
1.10%, 09/12/03	140,000	140,000
0.96%, 09/18/03	200,000	200,000
0.96%, 09/19/03	90,000	90,000
0.95%, 09/24/03	80,000	80,000
0.93%, 09/25/03	48,000	48,000
Credit Agricole Indosuez		
1.20%, 07/10/03	11,000	11,000
1.30%, 07/17/03	159,000	159,000
1.06%, 08/05/03	138,000	138,000
Credit Lyonnais S.A.		
1.00%, 09/17/03	177,000	177,000
Credit Suisse First Boston .		
1.30%, 07/16/03	232,000	232,000
1.25%, 07/17/03	10,000	10,000
Danske Bank A/S		
1.22%, 08/15/03	100,000	100,000
Den Norske Bank ASA		
1.15%, 09/08/03	15,000	15,001
DePfa Bank, PLC		
0.92%, 12/23/03	74,000	74,000
Deutsche Bank, AG		
1.31%, 07/01/03	315,000	315,000
1.32%, 07/09/03	20,000	20,000
1.21%, 07/16/03	292,000	292,000
1.21%, 07/17/03	300,000	300,000
1.19%, 08/27/03	282,000	282,000
1.10%, 09/09/03	160,000	160,000
0.90%, 09/25/03	85,000	85,006
1.85%, 10/15/03	150,000	149,996
1.10%, 11/10/03	160,000	160,046
1.50%, 05/24/04	300,000	300,000
Dexia Bank, SA		
2.41%, 07/18/03	133,000	132,999
ForeningsSparbanken (Swedbank)		
1.25%, 07/30/03	42,000	42,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
ForeningsSparbanken, AB (Swedbank)		
1.25%, 07/31/03	24,000	24,000
Fortis Bank		
1.23%, 07/09/03	41,000	41,000
1.23%, 07/10/03	60,000	60,000
1.23%, 07/14/03	50,000	50,000
1.18%, 08/25/03	48,000	48,000
1.27%, 09/03/03	45,000	45,000
+ HBOS Treasury Services, PLC		
1.21%, 07/03/03	55,000	55,000
1.27%, 08/11/03	150,000	150,000
1.20%, 08/26/03	40,000	39,999
1.11%, 09/12/03	10,000	10,000
ING Bank, N.V.		
1.21%, 07/03/03	130,000	130,000
1.25%, 07/08/03	60,000	60,000
1.22%, 07/09/03	70,000	70,000
1.25%, 07/14/03	10,000	10,000
1.31%, 07/14/03	38,000	38,000
1.31%, 07/15/03	30,000	30,000
1.25%, 07/31/03	100,000	100,000
1.23%, 08/08/03	350,000	350,000
1.22%, 08/13/03	250,000	250,000
Landesbank Baden Wurttemberg		
1.20%, 07/03/03	95,000	95,000
1.06%, 08/12/03	135,000	135,001
1.20%, 08/22/03	100,000	100,000
1.20%, 08/29/03	100,000	100,000
1.20%, 09/03/03	65,000	65,000
0.96%, 09/12/03	100,000	100,024
0.91%, 12/12/03	21,000	21,012
0.90%, 12/29/03	50,000	50,000
0.91%, 12/30/03	55,000	55,000
Landesbank Hessen-Thuringen Girozentrale		
1.40%, 07/09/03	45,000	45,000
1.30%, 08/21/03	10,000	10,000
1.27%, 08/29/03	157,000	157,000
1.30%, 02/03/04	108,000	108,068
Lloyds TSB Bank, PLC		
1.10%, 09/15/03	50,000	50,000
Natexis Banques Populaires		
1.20%, 08/29/03	156,000	156,000
National City Bank, Cleveland		
1.20%, 07/07/03	100,000	100,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Norddeutsche Landesbank Girozentrale		
1.20%, 07/07/03	99,000	99,000
1.25%, 07/18/03	54,000	54,000
1.28%, 08/21/03	65,000	65,002
1.57%, 11/07/03	75,000	74,997
1.49%, 12/29/03	48,000	48,000
1.25%, 03/15/04	70,000	69,995
1.30%, 04/13/04	70,000	69,997
Nordea Bank Finland, PLC		
1.21%, 07/11/03	47,000	47,000
1.22%, 08/15/03	168,000	168,000
1.20%, 09/02/03	75,000	75,000
Royal Bank of Canada		
1.61%, 11/25/03	120,000	119,998
Royal Bank of Scotland, PLC		
1.20%, 07/01/03	150,000	150,000
1.20%, 07/02/03	220,000	220,000
0.99%, 09/04/03	145,000	145,000
0.97%, 09/17/03	15,000	15,000
1.19%, 09/17/03	19,750	19,809
1.85%, 10/20/03	160,000	159,995
San Paolo IMI SPA		
1.30%, 07/17/03	95,000	95,000
Societe Generale		
1.20%, 07/01/03	65,000	65,000
1.30%, 07/09/03	30,000	30,000
1.30%, 07/15/03	15,000	15,000
1.25%, 07/18/03	50,000	50,000
1.25%, 10/16/03	46,000	46,000
Southtrust Bank		
1.30%, 07/11/03	79,000	79,000
1.05%, 12/19/03	25,000	25,000
State Street Bank & Trust Co., N.A.		
1.19%, 08/26/03	125,000	125,000
1.10%, 12/04/03	60,000	60,000
Svenska Handelsbanken AB		
1.21%, 08/18/03	10,000	10,000
0.99%, 09/04/03	94,000	94,037
Toronto Dominion Bank		
1.25%, 07/07/03	40,000	40,000
0.92%, 09/17/03	55,000	55,007
1.25%, 10/15/03	15,000	15,000
1.20%, 11/13/03	65,000	65,002
0.89%, 12/22/03	110,000	110,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
UBS AG		
1.59%, 12/16/03	128,000	128,000
Unicredito Italiano SPA		
1.22%, 07/03/03	10,000	10,000
1.34%, 07/09/03	200,000	200,000
1.24%, 07/11/03	100,000	100,000
1.25%, 07/16/03	48,000	48,000
1.27%, 07/17/03	45,000	45,001
1.31%, 07/17/03	10,000	10,000
1.26%, 07/22/03	209,000	209,000
1.10%, 09/15/03	80,000	80,000
0.98%, 09/19/03	35,000	35,000
WestLB AG		
1.35%, 07/08/03	14,000	14,000
1.77%, 09/08/03	70,000	69,996
1.93%, 09/18/03	140,000	140,000
1.84%, 10/15/03	74,000	73,998
1.06%, 12/09/03	10,000	10,000
1.26%, 04/02/04	55,000	55,000
1.30%, 04/07/04	180,000	180,000
1.34%, 04/14/04	100,000	100,000
Westpac Banking Corp.		
1.19%, 08/01/03	70,000	70,002
Wilmington Trust Co.		
1.27%, 07/24/03	25,000	25,000
		16,383,097
Promissory Notes 2.0%		
• **The Goldman Sachs Group, Inc.**		
1.40%, 07/01/03	32,000	32,000
1.29%, 07/15/03	55,000	55,000
1.36%, 07/28/03	145,000	145,000
1.36%, 08/05/03	67,000	67,000
1.35%, 08/21/03	20,000	20,000
1.30%, 09/19/03	12,000	12,000
1.26%, 09/22/03	250,000	250,000
1.30%, 09/23/03	14,000	14,000
1.31%, 10/24/03	19,000	19,000
1.23%, 11/26/03	19,000	19,000
1.26%, 12/05/03	180,000	180,000
1.12%, 12/11/03	150,000	150,000
1.14%, 12/11/03	12,000	12,000
1.02%, 12/18/03	56,000	56,000
1.05%, 12/18/03	15,000	15,000
		1,046,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Bank Notes 2.0%		
Bank of America, N.A.		
1.20%, 08/06/03	218,000	218,000
1.20%, 08/07/03	300,000	300,000
Lasalle National Bank, N.A.		
1.20%, 07/07/03	135,000	135,000
1.19%, 08/22/03	90,000	90,000
0.90%, 09/23/03	33,000	33,000
Standard Federal Bank, N.A.		
1.25%, 07/21/03	82,000	82,000
1.19%, 08/26/03	80,000	80,000
1.00%, 09/12/03	90,000	90,000
		1,028,000

U.S. Government Securities 8.4% of investments

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Discount Notes 8.4%		
Fannie Mae		
1.18%, 08/27/03	115,000	114,786
1.13%, 09/03/03	105,000	104,789
0.89%, 09/24/03	50,000	49,895
▲ 0.94%, 10/01/03	95,000	94,772
0.89%, 11/20/03	80,000	79,721
1.03%, 12/03/03	40,000	39,823
1.05%, 12/03/03	305,000	303,628
1.06%, 12/03/03	170,000	169,232
0.89%, 12/10/03	115,200	114,741
1.06%, 12/12/03	15,000	14,928
0.89%, 12/17/03	224,762	223,825
0.90%, 12/17/03	100,000	99,578
1.04%, 12/29/03	150,000	149,223
1.22%, 03/05/04	223,120	221,260
Federal Home Loan Bank		
1.03%, 12/05/03	50,000	49,776
Freddie Mac		
1.05%, 08/29/03	50,000	49,914
1.10%, 09/04/03	160,000	159,682
1.13%, 09/04/03	100,000	99,796
1.10%, 09/11/03	100,000	99,782
1.01%, 09/17/03	60,500	60,368
1.10%, 09/22/03	50,000	49,874
1.02%, 09/29/03	100,000	99,745
1.00%, 09/30/03	78,000	77,803
1.02%, 09/30/03	231,974	231,376

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.04%, 10/20/03	103,400	103,070
1.04%, 10/22/03	27,000	26,912
1.09%, 10/24/03	210,000	209,269
1.00%, 10/31/03	100,000	99,661
1.01%, 10/31/03	147,069	146,568
1.02%, 11/12/03	49,900	49,711
1.03%, 12/04/03	60,339	60,071
1.05%, 12/04/03	129,100	128,515
1.06%, 12/04/03	18,000	17,918
0.95%, 12/19/03	300,000	298,660
0.95%, 12/31/03	200,000	199,039
0.96%, 12/31/03	94,000	93,546
1.23%, 03/12/04	19,775	19,605
1.00%, 03/25/04	19,671	19,526
1.30%, 03/25/04	155,858	154,373
		4,384,761

Variable-Rate Obligations 4.4% of investments

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ 6700 Cherry Avenue Partners		
Demand Bond Series 1993		
1.13%, 07/07/03	9,300	9,300
+ ABAG Financial Authority for		
Nonprofit Corps., California		
RB (Public Pole Institute)		
Series 2002B		
1.18%, 07/07/03	17,905	17,905
Bank of New York Co., Inc., 144A		
1.01%, 07/28/03	75,000	75,000
+ Brooks County, Georgia Development Authority		
RD (Langboard, Inc. Project)		
1.02%, 07/07/03	10,000	10,000
Canadian Imperial Bank of Commerce		
1.20%, 07/15/03	100,000	100,000
+ CFM International, Inc., 144A		
1.15%, 07/07/03	27,055	27,055
Chase Manhattan Bank (USA)		
1.07%, 07/30/03	100,000	100,000
• GE Life & Annuity Assurance Co.		
1.37%, 07/01/03	50,000	50,000
1.38%, 07/01/03	100,000	100,000
1.39%, 08/01/03	50,000	50,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
General Electric Capital Corp.		
1.32%, 07/08/03	175,000	175,000
1.17%, 07/16/03	75,000	75,000
+ Loanstar Assets Partners II, L.P., 144A		
1.03%, 07/07/03	45,000	45,000
+ Lowndes Corp., Georgia		
Taxable Demand Bond		
Series 1997, **144A**		
1.04%, 07/07/03	5,250	5,250
+ Merlot Trust		
Series 2000B, **144A**		
1.17%, 07/07/03	32,630	32,630
Series 2001A7, **144A**		
1.17%, 07/07/03	15,470	15,470
Series 2001A67, **144A**		
1.17%, 07/07/03	35,065	35,065
• Metropolitan Life Insurance Co.		
1.33%, 07/30/03	50,000	50,000
1.39%, 08/01/03	100,000	100,000
• Monumental Life Insurance Co.		
1.49%, 07/01/03	100,000	100,000
Morgan Stanley 144A		
1.28%, 07/15/03	50,000	50,000
+ New Jersey Economic Development Authority		
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002A		
1.03%, 07/07/03	23,000	23,000
Adjustable Rate Lease Revenue Taxable Bonds (Camden Center Project) Series 2002B		
1.03%, 07/07/03	20,000	20,000
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995A		
1.03%, 07/07/03	15,930	15,930
Adjustable Rate Lease Revenue Taxable Bonds (Barnes & Noble, Inc. Distribution & Freight Consolidation Center Project) Series 1995B		
1.03%, 07/01/03	10,000	10,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
• Pacific Life Insurance Co.		
1.33%, 07/01/03	100,000	100,000
Royal Bank of Scotland		
1.14%, 07/16/03	100,000	100,000
+ Santa Rosa, California		
Wastewater RB Series 2001A		
1.18%, 07/07/03	15,050	15,050
+ SE Christian Church, Jefferson County, Kentucky		
Series 2003		
1.07%, 07/03/03	11,700	11,700
♦ Sigma Finance, Inc., 144A		
1.30%, 07/01/03	200,000	199,993
1.27%, 07/07/03	125,000	124,996
1.14%, 07/15/03	45,000	44,995
1.23%, 07/15/03	50,000	49,990
1.04%, 07/23/03	90,000	89,998
1.26%, 08/06/03	50,000	50,000
+ Sisters of Mercy of the Americas Regional Community of Omaha, Nebraska		
Series 2001		
1.02%, 07/07/03	11,860	11,860
• Travelers Insurance Co.		
1.37%, 08/01/03	100,000	100,000
Wells Fargo & Co.		
1.31%, 07/02/03	75,000	75,000
		2,265,187

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Other Investments 9.4% of investments

Repurchase Agreements 9.4%

Bank of America Securities, L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $1,020,000		
1.32%, issued 06/30/03,		
due 07/01/03	1,000,037	1,000,000

Portfolio Holdings continued

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Bear Stearns & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $190,743		
1.32%, issued 06/30/03, due 07/01/03	127,005	127,000
1.29%, issued 01/15/03, due 07/07/03	60,372	60,000
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $785,666		
1.32%, issued 06/30/03, due 07/01/03	770,286	770,258
Lehman Brothers, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $336,605		
1.20%, issued 04/07/03, due 07/07/03	170,516	170,000
1.20%, issued 05/07/03, due 07/07/03	160,325	160,000
Morgan Stanley & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $290,700		
1.18%, issued 06/03/03, due 07/07/03	285,318	285,000

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $2,325,614		
1.32%, issued 06/30/03, due 07/01/03	1,000,037	1,000,000
0.92%, issued 06/23/03, due 07/07/03	200,072	200,000
0.93%, issued 06/20/03, due 07/07/03	400,176	400,000
1.18%, issued 06/02/02, due 07/07/03	680,780	680,000
		4,852,258

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$51,886,869
Interest receivable	64,859
Prepaid expenses	+ 738
Total assets	**51,952,466**

Liabilities

Payables:	
Dividends to shareholders	9,335
Investments bought	295,671
Investment adviser and administrator fees	1,180
Transfer agent and shareholder service fees	1,906
Accrued expenses	+ 2,586
Total liabilities	**310,678**

Net Assets

Total assets	51,952,466
Total liabilities	− 310,678
Net assets	**$51,641,788**

Net Assets by Source

Capital received from investors	51,641,864
Net realized capital losses	(76)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$51,641,788		51,642,396		$1.00

Includes illiquid restricted securities worth $1,770,856, or 3.41% of the fund's investments. The fund's amortized cost for these securities was $51,886,869

Federal Tax Data

Cost basis of portfolio $51,886,869

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2003	$27
2007	+ 49
	$76

See financial notes. 17

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest		**$355,894**

Expenses

Investment adviser and administrator fees		79,499
Transfer agent and shareholder service fees		116,546
Trustees' fees		94
Custodian and portfolio accounting fees		2,202
Professional fees		47
Registration fees		510
Shareholder reports		2,874
Other expenses	+	222
Total expenses		201,994
Expense reduction	−	7,750
Net expenses		**194,244**

Increase in Net Assets from Operations

Total investment income		355,894
Net expenses	−	194,244
Net investment income		**161,650**
Increase in net assets from operations		**$161,650**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004 to 0.75% of average daily net assets. This limit does not include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$161,650	$613,708
Increase in net assets from operations	**161,650**	**613,708**

Distributions Paid

Dividends from net investment income	**161,650**	**613,708**

Transactions in Fund Shares

Shares sold	64,535,495	137,199,724
Shares reinvested	150,426	604,716
Shares redeemed	+ (64,107,516)	(135,856,854)
Net transactions in fund shares	**578,405**	**1,947,586**

Net Assets

Beginning of period	51,063,383	49,115,797
Total increase	+ 578,405	1,947,586
End of period	**$51,641,788**	**$51,063,383**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$613,708
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Statements

Schwab Government Money Fund

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	1/1/98– 12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.04	0.06	0.04	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.04)	(0.06)	(0.04)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.30[2]	1.20	3.63	5.69	4.50	4.88
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.75[3]	0.75	0.75	0.75[4]	0.75	0.75
Ratio of gross operating expenses to average net assets	0.83[3]	0.83	0.84	0.84[4]	0.85	0.92
Ratio of net investment income to average net assets	0.60[3]	1.19	3.52	5.54	4.42	4.76
Net assets, end of period ($ x 1,000,000)	3,078	3,092	3,054	2,509	2,545	2,207

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratios of net and gross operating expenses would have been 0.76% and 0.85%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbol below to designate certain characteristics:

▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
61.7%	U.S. Government–Securities	1,915,866	1,915,866
38.3%	Other Investments	1,189,536	1,189,536
100.0%	Total Investments	3,105,402	3,105,402

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S. Government Securities 61.7% of investments		
Discount Notes 54.3%		
Fannie Mae		
1.20%, 07/09/03	10,000	9,997
1.13%, 07/11/03	20,000	19,994
1.21%, 07/16/03	40,000	39,980
1.19%, 07/18/03	68,905	68,866
1.10%, 07/25/03	30,000	29,978
1.77%, 07/25/03	35,000	34,959
1.17%, 07/30/03	13,913	13,900
1.23%, 07/30/03	26,000	25,974

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.15%, 08/13/03	3,470	3,465
1.14%, 08/20/03	15,000	14,976
1.18%, 08/20/03	30,000	29,951
1.20%, 08/20/03	20,000	19,967
1.17%, 08/27/03	60,000	59,889
1.18%, 08/27/03	20,000	19,963
1.20%, 09/02/03	48,000	47,900
1.06%, 09/03/03	25,000	24,953
1.13%, 09/03/03	40,000	39,920
1.17%, 09/03/03	30,000	29,938
1.09%, 09/10/03	25,000	24,947
1.75%, 09/19/03	12,000	11,954
1.77%, 09/19/03	20,000	19,922
▲ 0.94%, 10/01/03	30,000	29,928
1.31%, 11/14/03	15,000	14,927
1.33%, 11/14/03	10,000	9,951
1.38%, 11/14/03	15,000	14,923
1.57%, 11/14/03	8,000	7,953
1.06%, 12/03/03	3,344	3,329
1.05%, 12/12/03	4,600	4,578
1.06%, 01/09/04	8,360	8,313
1.20%, 03/05/04	10,000	9,918
1.33%, 03/05/04	2,300	2,279
1.22%, 04/02/04	15,000	14,861
1.32%, 04/02/04	15,000	14,851
Federal Farm Credit Bank		
1.27%, 02/13/04	20,000	19,842
Federal Home Loan Bank		
1.20%, 07/09/03	23,600	23,594
1.15%, 07/23/03	28,000	27,980
Freddie Mac		
1.11%, 07/10/03	11,831	11,828
1.77%, 07/17/03	20,000	19,985
1.96%, 07/17/03	20,000	19,983
2.02%, 07/17/03	10,000	9,991
1.77%, 07/30/03	21,227	21,197
1.15%, 07/31/03	15,000	14,986
1.14%, 08/01/03	25,000	24,976
1.18%, 08/11/03	5,000	4,993
1.17%, 08/14/03	25,000	24,964
1.25%, 08/14/03	15,000	14,977
1.78%, 08/14/03	20,000	19,957
1.15%, 08/21/03	23,000	22,963
1.39%, 08/22/03	11,265	11,243
1.05%, 08/29/03	30,000	29,948
1.14%, 08/29/03	37,000	36,931
1.10%, 09/04/03	30,000	29,940

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.17%, 09/04/03	50,000	49,894
1.14%, 09/12/03	30,000	29,931
0.96%, 09/17/03	7,000	6,985
0.90%, 09/18/03	34,180	34,112
1.44%, 09/22/03	10,000	9,967
1.21%, 09/24/03	40,000	39,887
1.16%, 10/09/03	30,000	29,904
1.77%, 10/09/03	10,000	9,952
0.90%, 10/20/03	30,000	29,917
0.91%, 10/20/03	50,000	49,860
1.04%, 10/20/03	25,000	24,920
1.48%, 10/20/03	12,000	11,946
0.91%, 10/24/03	36,782	36,676
1.09%, 10/24/03	30,000	29,896
0.91%, 10/28/03	30,000	29,910
1.10%, 11/06/03	4,567	4,549
1.11%, 11/07/03	25,000	24,901
0.90%, 11/20/03	12,238	12,195
0.99%, 11/26/03	20,000	19,919
0.97%, 12/04/03	3,000	2,987
1.05%, 12/04/03	15,232	15,163
1.09%, 12/04/03	25,000	24,883
1.27%, 03/25/04	15,000	14,860
1.30%, 03/25/04	23,000	22,781
Tennessee Valley Authority		
1.15%, 07/31/03	2,000	1,998
		1,685,475

Coupon Notes 7.4%

Fannie Mae		
4.75%, 11/14/03	13,710	13,873
3.63%, 04/15/04	20,000	20,357
Federal Home Loan Bank		
4.13%, 08/15/03	21,790	21,868
5.13%, 09/15/03	42,675	43,007
3.13%, 11/14/03	17,000	17,102
1.36%, 03/05/04	15,000	15,000
3.75%, 04/15/04	25,000	25,482
1.40%, 05/10/04	10,000	10,000
Freddie Mac		
5.75%, 07/15/03	5,000	5,008
3.25%, 12/15/03	22,936	23,163
3.25%, 01/15/04	15,000	15,149
3.75%, 04/15/04	20,000	20,382
		230,391

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Other Investments 38.3% of investments		
Repurchase Agreements 38.3%		
Bank of America Securities, L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $107,100		
1.32%, issued 06/30/03, due 07/01/03	105,004	105,000
Bear Stearns & Co., Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $178,506		
1.32%, issued 06/30/03, due 07/01/03	105,004	105,000
1.03%, issued 06/18/03, due 07/07/03	40,022	40,000
1.22%, issued 05/07/03, due 07/07/03	30,062	30,000
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $259,638		
1.20%, issued 05/02/03, due 07/01/03	70,140	70,000
1.25%, issued 06/03/02, due 07/01/03	25,024	25,000
1.32%, issued 06/30/03, due 07/01/03	104,540	104,536
1.22%, issued 04/17/03, due 07/07/03	30,082	30,000
1.23%, issued 04/15/03, due 07/07/03	25,071	25,000
Lehman Brothers, Inc.		
Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $91,807		
1.20%, issued 04/07/03, due 07/07/03	50,152	50,000
1.20%, issued 05/07/03, due 07/07/03	30,061	30,000

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.22%, issued 04/14/03, due 07/07/03	10,028	10,000
Morgan Stanley & Co., Inc.		
Tri-Party Repurchase Agreement		
Collateralized by		
U.S. Government Securities		
with a value of $229,501		
0.98%, issued 06/13/03, due 07/07/03	30,020	30,000
1.18%, issued 06/03/03, due 07/07/03	30,033	30,000
1.21%, issued 04/28/03, due 07/07/03	35,082	35,000
1.21%, issued 05/06/03, due 07/07/03	40,083	40,000
1.22%, issued 04/25/03, due 07/07/03	40,099	40,000
1.22%, issued 05/05/03, due 07/07/03	20,043	20,000
1.22%, issued 05/15/03, due 07/07/03	30,054	30,000
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement		
Collateralized by		
U.S. Government Securities		
with a value of $346,782		
0.94%, issued 06/23/03, due 07/07/03	50,018	50,000
1.01%, issued 06/16/03, due 07/07/03	160,094	160,000
1.02%, issued 06/20/03, due 07/07/03	40,019	40,000
1.06%, issued 06/17/03, due 07/07/03	65,038	65,000
1.22%, issued 04/14/03, due 07/07/03	25,071	25,000
		1,189,536

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$1,915,866
Repurchase agreements, at market value	1,189,536
Interest receivable	3,302
Prepaid expenses	+ 60
Total assets	**3,108,764**

The amortized cost for the fund's securities was $3,105,402.

Liabilities

Payables:	
Dividends to shareholders	541
Investments bought	29,928
Investment adviser and administrator fees	70
Transfer agent and shareholder service fees	114
Accrued expenses	+ 157
Total liabilities	**30,810**

Net Assets

Total assets	3,108,764
Total liabilities	− 30,810
Net assets	**$3,077,954**

Net Assets by Source

Capital received from investors	3,078,836
Net realized capital losses	(882)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$ 3,077,954		3,079,066		$1.00

Federal Tax Data

Cost basis of portfolio	$3,105,409

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2003	$161
2004	162
2005	226
2006	119
2007	184
2008	13
2010	+ 1
	$866

 See financial notes.

Statement of
Operations
For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest	**$21,010**

Net Realized Gains and Losses

Net realized losses on investments sold	(16)

Expenses

Investment adviser and administrator fees		5,581
Transfer agent and shareholder service fees		6,984
Trustees' fees		22
Custodian and portfolio accounting fees		122
Professional fees		13
Registration fees		92
Shareholder reports		85
Other expenses	+	13
Total expenses		12,912
Expense reduction	−	1,271
Net expenses		**11,641**

Increase in Net Assets from Operations

Total investment income		21,010
Net expenses	−	11,641
Net investment income		**9,369**
Net realized losses	+	(16)
Increase in net assets from operations		**$9,353**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004 to 0.75% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

		1/1/03–6/30/03	1/1/02–12/31/02
Net investment income		$9,369	$38,140
Net realized losses	+	(16)	(1)
Increase in net assets from operations		**9,353**	**38,139**

Distributions Paid

Dividends from net investment income	**9,369**	**38,140**

Transactions in Fund Shares

Shares sold		4,055,824	7,912,017
Shares reinvested		8,727	37,703
Shares redeemed	+	(4,078,152)	(7,911,680)
Net transactions in fund shares		**(13,601)**	**38,040**

Net Assets

Beginning of period		3,091,571	3,053,532
Total increase or decrease	+	(13,617)	38,039
End of period		**$3,077,954**	**$3,091,571**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$38,140
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Statements

Schwab U.S. Treasury Money Fund

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	1/1/98– 12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.04	0.05	0.04	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.04)	(0.05)	(0.04)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.30[2]	1.15	3.61	5.40	4.25	4.69
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.65[3]	0.65	0.65	0.65[4]	0.65	0.65
Ratio of gross operating expenses to average net assets	0.82[3]	0.82	0.84	0.84[4]	0.86	0.91
Ratio of net investment income to average net assets	0.61[3]	1.15	3.44	5.27	4.18	4.58
Net assets, end of period ($ x 1,000,000)	4,032	4,323	4,042	2,750	2,592	2,131

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratios of net and gross operating expenses would have been 0.66% and 0.85%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date.

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.0% U.S. Government Securities	4,020,206	4,020,206
100.0% Total Investments	4,020,206	4,020,206

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S. Government Securities 100.0% of investments		
Treasury Bills 77.9%		
U.S. Treasury Bills		
0.86%, 07/03/03	8,515	8,515
1.10%, 07/03/03	7,440	7,440
1.12%, 07/03/03	5,180	5,180
1.16%, 07/03/03	5,840	5,840
1.21%, 07/03/03	95,000	94,994
0.88%, 07/17/03	18,950	18,943
1.14%, 07/17/03	7,365	7,361
1.16%, 07/17/03	112,285	112,228
1.17%, 07/17/03	200,000	199,897
1.18%, 07/17/03	15,000	14,992
1.23%, 07/17/03	150,000	149,918
1.09%, 07/31/03	20	20
1.11%, 07/31/03	40,620	40,582
1.13%, 07/31/03	47,615	47,570
1.16%, 07/31/03	7,495	7,488
1.17%, 07/31/03	200,000	199,807
1.14%, 08/14/03	4,380	4,374

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.16%, 08/14/03	2,416	2,412
1.18%, 08/14/03	14,470	14,449
0.85%, 08/28/03	5,320	5,313
0.86%, 08/28/03	78,600	78,492
0.98%, 08/28/03	4,940	4,932
1.10%, 08/28/03	64,255	64,141
1.12%, 08/28/03	82,525	82,377
1.16%, 08/28/03	125,000	124,767
1.17%, 08/28/03	65,000	64,878
1.18%, 08/28/03	50,000	49,906
0.85%, 09/18/03	200,000	199,629
0.98%, 09/18/03	100,000	99,785
1.05%, 09/18/03	6,815	6,799
1.07%, 09/18/03	20,175	20,128
1.08%, 09/18/03	79,225	79,038
1.09%, 09/18/03	67,225	67,065
1.12%, 09/18/03	35,185	35,099
0.85%, 10/02/03	150,000	149,671
1.07%, 10/02/03	30,000	29,917
1.16%, 10/02/03	50,000	49,851
0.85%, 10/16/03	41,335	41,231
0.86%, 10/16/03	2,850	2,843
1.16%, 10/16/03	50,000	49,829
1.19%, 10/16/03	200,000	199,298
0.96%, 10/30/03	100,000	99,679
1.15%, 10/30/03	150,000	149,423
1.16%, 10/30/03	25,000	24,903
1.09%, 11/13/03	50,000	49,796
1.05%, 11/20/03	575	573
1.06%, 11/20/03	2,495	2,485
1.09%, 11/28/03	225,000	223,984
0.80%, 12/11/03	9,105	9,072
0.81%, 12/11/03	6,905	6,880
0.82%, 12/11/03	19,380	19,308
0.99%, 12/11/03	100,000	99,556
		3,132,658

Treasury Notes 22.1%		
U.S. Treasury Notes		
3.88%, 07/31/03	73,455	73,608
5.25%, 08/15/03	240,535	241,750
5.75%, 08/15/03	180,000	181,018
3.63%, 08/31/03	29,360	29,469
2.75%, 09/30/03	10,000	10,033
4.25%, 11/15/03	95,000	96,098
3.00%, 11/30/03	76,110	76,791
3.25%, 12/31/03	71,049	71,899

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
3.00%, 01/31/04	50,000	50,566
5.88%, 02/15/04	30,000	30,881
3.63%, 03/31/04	10,000	10,175
3.38%, 04/30/04	15,000	15,260
		887,548

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$4,020,206
Interest receivable	12,424
Prepaid expenses	+ 87
Total assets	**4,032,717**

The amortized cost for the fund's securities was $4,020,206.

Liabilities

Payables:	
Dividends to shareholders	723
Investment adviser and administrator fees	61
Transfer agent and shareholder service fees	150
Accrued expenses	+ 148
Total liabilities	**1,082**

Net Assets

Total assets	4,032,717
Total liabilities	− 1,082
Net assets	**$4,031,635**

Net Assets by Source

Capital received from investors	4,032,494
Net realized capital losses	(859)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$4,031,635		4,032,558		$1.00

Federal Tax Data

Cost basis of portfolio	$4,020,238
As of December 31, 2002:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2005	$62
2006	89
2007	580
2010	+ 66
	$797

 See financial notes.

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest		**$26,328**

Net Realized Gains and Losses

Net realized losses on investments sold		(43)

Expenses

Investment adviser and administrator fees		7,478
Transfer agent and shareholder service fees		9,423
Trustees' fees		22
Custodian and portfolio accounting fees		156
Professional fees		13
Registration fees		74
Shareholder reports		53
Other expenses	+	17
Total expenses		17,236
Expense reduction	–	3,625
Net expenses		**13,611**

Increase in Net Assets from Operations

Total investment income		26,328
Net expenses	–	13,611
Net investment income		**12,717**
Net realized losses	+	(43)
Increase in net assets from operations		**$12,674**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004 to 0.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$12,717	$45,709
Net realized losses +	(43)	(72)
Increase in net assets from operations	**12,674**	**45,637**

Distributions Paid

Dividends from net investment income	**12,717**	**45,709**

Transactions in Fund Shares

Shares sold	4,910,082	10,640,600
Shares reinvested	11,854	45,056
Shares redeemed +	(5,213,640)	(10,404,554)
Net transactions in fund shares	**(291,704)**	**281,102**

Net Assets

Beginning of period	4,323,382	4,042,352
Total increase or decrease +	(291,747)	281,030
End of period	**$4,031,635**	**$4,323,382**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$45,709
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Statements

Schwab Value Advantage Money Fund

Financial Highlights

Investor Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.02	0.04	0.06	0.05	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.02)	(0.04)	(0.06)	(0.05)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.46[2]	1.55	4.05	6.22	5.01	5.35
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.45[3]	0.45	0.43	0.40[4]	0.40	0.40
Ratio of gross operating expenses to average net assets	0.55[3]	0.54	0.56	0.59[4]	0.61	0.67
Ratio of net investment income to average net assets	0.93[3]	1.55	3.92	6.07	4.91	5.21
Net assets, end of period ($ x 1,000,000)	34,255	38,728	44,247	36,319	27,265	22,196

Select Shares ®	2/28/03[5]–6/30/03*
Per-Share Data ($)	
Net asset value at beginning of period	1.00
Income from investment operations:	
Net investment income	0.00[1]
Less distributions:	
Dividends from net investment income	(0.00)[1]
Net asset value at end of period	1.00
Total return (%)	0.33[2]
Ratios/Supplemental Data (%)	
Ratio of net operating expenses to average net assets	0.35[3]
Ratio of gross operating expenses to average net assets	0.55[3]
Ratio of net investment income to average net assets	0.95[3]
Net assets, end of period ($ x 1,000,000)	941

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratios of net and gross operating expenses would have been 0.41% and 0.60%, respectively, if certain non-routine expenses (proxy fees) had been included.

[5] Commencement of operations.

Institutional Shares	1/1/03– 6/30/03*	7/1/02[1]– 12/31/02		
Per-Share Data ($)				
Net asset value at beginning of period	1.00	1.00		
Income from investment operations:				
Net investment income	0.01	0.01		
Less distributions:				
Dividends from net investment income	(0.01)	(0.01)		
Net asset value at end of period	1.00	1.00		
Total return (%)	0.56[2]	0.81[2]		
Ratios/Supplemental Data (%)				
Ratio of net operating expenses to average net assets	0.24[3]	0.24[3]		
Ratio of gross operating expenses to average net assets	0.55[3]	0.55[3]		
Ratio of net investment income to average net assets	1.13[3]	1.57[3]		
Net assets, end of period ($ x 1,000,000)	682	521		

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security
- ▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
78.1%	**Fixed-Rate Obligations**	28,460,378	28,460,378
7.9%	**U.S. Government Securities**	2,882,247	2,882,247
5.9%	**Variable-Rate Obligations**	2,162,953	2,162,953
8.1%	**Other Investments**	2,937,699	2,937,699
100.0%	**Total Investments**	**36,443,277**	**36,443,277**

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Fixed-Rate Obligations 78.1% of investments		
Commercial Paper & Other Corporate Obligations 42.1%		
AB Spintab		
1.22%, 07/14/03	73,000	72,968
1.23%, 08/11/03	14,000	13,980
0.92%, 10/30/03	20,000	19,938
Alliance & Leicester, PLC, 144A		
1.26%, 07/14/03	37,000	36,983
0.99%, 09/17/03	20,000	19,957
◆ **Amstel Funding Corp., 144A**		
1.21%, 08/19/03	24,000	23,961
1.22%, 09/02/03	21,000	20,955
◆✚ **Amsterdam Funding Corp., 144A**		
1.23%, 07/10/03	97,000	96,970
1.23%, 08/07/03	59,000	58,925
1.21%, 08/15/03	50,000	49,924
1.20%, 09/02/03	39,000	38,918
1.20%, 09/05/03	20,000	19,956
1.09%, 09/26/03	15,000	14,961
✚ **ANZ (Delaware), Inc.**		
1.19%, 08/22/03	46,000	45,921
◆✚ **Aquinas Funding, L.L.C., 144A**		
1.23%, 08/20/03	28,000	27,952
1.22%, 08/25/03	34,000	33,937
◆ **ASAP Funding, Ltd., 144A**		
1.28%, 07/24/03	50,000	49,959
1.01%, 09/12/03	97,515	97,315
◆ **Asset Portfolio Funding Corp., 144A**		
0.93%, 09/22/03	40,000	39,914
0.95%, 09/22/03	64,880	64,738
◆✚ **Asset Securitization Cooperative Corp., 144A**		
1.22%, 08/12/03	20,000	19,972
1.06%, 08/13/03	44,000	43,944
1.21%, 08/22/03	33,500	33,441
◆✚ **Atlantis One Funding Corp., 144A**		
1.24%, 07/02/03	30,000	29,999
1.21%, 07/09/03	74,000	73,980
1.26%, 07/25/03	12,000	11,990
1.26%, 07/28/03	25,000	24,976
1.21%, 08/13/03	32,700	32,653
1.22%, 08/15/03	58,000	57,912
1.20%, 09/11/03	74,979	74,799
1.11%, 09/16/03	55,000	54,871
1.19%, 09/16/03	126,000	125,679
0.91%, 11/13/03	80,000	79,727
0.91%, 12/16/03	39,000	38,834
0.90%, 12/17/03	20,000	19,916
0.90%, 12/18/03	84,000	83,643
Bank of Ireland		
1.21%, 08/19/03	65,000	64,893
1.20%, 08/20/03	75,000	74,875

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Bank of Nova Scotia		
1.21%, 07/08/03	110,000	109,974
Bank One Corp.		
1.22%, 07/29/03	10,000	9,991
1.22%, 08/04/03	25,000	24,971
Bank of America Corp.		
1.25%, 07/18/03	22,000	21,987
+ Barclays U.S. Funding Corp.		
1.19%, 08/18/03	60,000	59,905
Bear Stearns Companies, Inc.		
1.24%, 07/24/03	10,000	9,992
1.25%, 07/25/03	25,000	24,979
0.95%, 09/17/03	20,000	19,959
0.94%, 09/23/03	100,000	99,781
0.91%, 09/26/03	37,000	36,919
◆+ Beta Finance, Inc., 144A		
1.31%, 07/15/03	31,500	31,484
1.08%, 08/04/03	43,000	42,956
1.23%, 08/18/03	38,300	38,237
1.02%, 09/18/03	6,000	5,987
1.58%, 11/20/03	48,000	48,000
+ BNP Paribas Finance, Inc.		
1.20%, 08/29/03	120,000	119,764
+ CBA (Delaware) Finance, Inc.		
1.21%, 07/10/03	96,000	95,971
1.18%, 08/21/03	89,000	88,851
1.19%, 08/22/03	32,000	31,945
◆ CC (USA), Inc., 144A		
1.23%, 07/10/03	68,000	67,979
1.31%, 07/10/03	15,500	15,495
1.23%, 08/18/03	25,000	24,959
1.23%, 08/26/03	10,000	9,981
0.99%, 09/10/03	25,000	24,951
Citicorp		
1.25%, 07/21/03	62,000	61,957
1.21%, 08/08/03	150,000	149,808
Citigroup Global Markets Holdings, Inc.		
1.27%, 07/30/03	80,000	79,919
1.20%, 08/11/03	45,000	44,939
1.22%, 08/12/03	100,000	99,858
1.20%, 08/13/03	95,000	94,864
1.23%, 08/14/03	173,000	172,741
1.19%, 08/15/03	80,000	79,881
◆+ Clipper Receivables Corp.		
1.24%, 07/11/03	33,576	33,564

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.25%, 07/11/03	196,000	195,932
1.27%, 07/25/03	30,000	29,975
1.25%, 08/07/03	34,000	33,956
1.21%, 08/12/03	50,000	49,929
1.25%, 08/12/03	42,287	42,225
1.21%, 08/28/03	23,000	22,955
◆ Concord Minutemen Capital Co., L.L.C., 144A		
Series A		
1.24%, 07/02/03	55,315	55,313
1.27%, 07/11/03	20,000	19,993
1.27%, 07/18/03	25,000	24,985
1.25%, 08/05/03	50,000	49,940
1.07%, 08/06/03	30,000	29,968
1.24%, 08/08/03	38,000	37,950
1.22%, 08/18/03	83,000	82,865
1.28%, 10/10/03	27,000	26,904
◆+ CAFCO, L.L.C., 144A		
1.15%, 09/10/03	55,000	54,875
◆+ CRC Funding, L.L.C., 144A		
1.17%, 09/09/03	47,000	46,893
1.00%, 09/12/03	62,000	61,875
+ Credit Lyonnais N.A., Inc.		
1.00%, 09/15/03	101,000	100,787
0.98%, 10/09/03	17,000	16,954
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, 144A		
1.22%, 07/01/03	58,000	58,000
1.23%, 07/08/03	80,000	79,981
1.25%, 07/08/03	30,000	29,993
1.23%, 07/21/03	55,000	54,962
1.07%, 08/05/03	90,000	89,906
1.09%, 09/09/03	49,000	48,896
1.05%, 09/10/03	60,000	59,876
+ Danske Corp.		
1.25%, 07/08/03	99,000	98,976
1.22%, 07/14/03	23,000	22,990
1.25%, 07/17/03	15,000	14,992
1.18%, 08/20/03	150,000	149,754
1.19%, 08/22/03	50,000	49,914
0.96%, 09/18/03	117,000	116,754
1.24%, 10/27/03	16,000	15,936
Den Norske Bank ASA		
1.21%, 08/14/03	24,000	23,965
1.23%, 08/15/03	20,000	19,969
1.26%, 09/04/03	105,000	104,762

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✚ Dexia Delaware, L.L.C.		
0.89%, 09/25/03	43,000	42,909
◆ Dorada Finance, Inc., 144A		
1.27%, 07/11/03	10,000	9,997
1.26%, 07/18/03	70,000	69,958
1.31%, 07/25/03	75,000	74,935
1.23%, 07/30/03	21,335	21,314
1.23%, 08/13/03	48,500	48,429
1.21%, 08/26/03	16,000	15,970
1.21%, 08/28/03	20,000	19,961
1.04%, 09/17/03	20,000	19,955
◆ Dorada Finance, Inc., 144A		
1.95%, 09/16/03	122,000	122,000
1.96%, 09/16/03	45,000	45,000
◆✚ Edison Asset Securitization Corp., L.L.C., 144A		
1.31%, 07/08/03	67,000	66,983
0.93%, 09/23/03	228,000	227,505
1.10%, 11/10/03	20,000	19,920
1.20%, 11/10/03	46,000	45,799
1.05%, 12/10/03	75,000	74,649
◆✚ Fairway Finance Corp., 144A		
0.97%, 09/12/03	106,739	106,529
0.98%, 09/15/03	50,131	50,027
1.22%, 09/15/03	44,000	43,888
0.97%, 09/16/03	33,000	32,932
◆✚ Falcon Asset Securitization Corp., 144A		
0.97%, 09/15/03	37,136	37,060
0.98%, 09/15/03	85,145	84,969
ForeningsSparbanken AB (Swedbank)		
1.26%, 07/07/03	80,000	79,983
1.09%, 09/10/03	19,000	18,959
◆✚ Forrestal Funding Master Trust Notes 2000A, 144A		
1.08%, 07/29/03	140,000	139,882
Fortis Funding, L.L.C., 144A		
1.27%, 07/21/03	49,000	48,966
1.25%, 07/22/03	43,455	43,423
◆✚ Galaxy Funding, Inc., 144A		
1.25%, 07/23/03	100,000	99,924
1.26%, 07/24/03	35,000	34,972
1.25%, 07/28/03	35,000	34,967
1.25%, 07/29/03	25,000	24,976
0.98%, 09/12/03	13,000	12,974
0.92%, 09/26/03	28,000	27,938
✚ GE Capital International Funding, Inc., 144A		
1.22%, 07/11/03	68,000	67,977
1.26%, 07/24/03	100,000	99,920
1.19%, 08/25/03	104,000	103,811
1.20%, 08/26/03	74,000	73,862
1.21%, 08/28/03	225,000	224,561
1.05%, 12/09/03	50,000	49,767
1.02%, 12/11/03	29,000	28,867
General Electric Capital Corp.		
1.27%, 07/15/03	300,000	299,853
1.25%, 07/21/03	22,000	21,985
1.28%, 08/07/03	40,000	39,948
1.29%, 09/23/03	50,000	49,851
1.11%, 12/03/03	104,000	103,507
General Electric Capital Services		
1.25%, 07/23/03	115,000	114,912
1.25%, 07/24/03	185,000	184,852
1.25%, 07/25/03	120,000	119,900
1.25%, 07/28/03	130,000	129,878
General Electric Co.		
1.25%, 07/22/03	286,000	285,791
◆✚ Giro Funding U.S. Corp., 144A		
1.25%, 07/16/03	45,000	44,977
1.24%, 07/31/03	60,000	59,938
1.07%, 08/05/03	11,000	10,989
1.26%, 08/06/03	70,000	69,912
1.21%, 08/15/03	70,000	69,894
1.02%, 09/12/03	30,694	30,631
0.98%, 09/15/03	45,000	44,907
0.94%, 09/24/03	48,000	47,893
◆✚ Grampian Funding, Ltd., 144A		
0.98%, 10/01/03	23,000	22,943
◆✚• Greenwich Funding Corp., 144A		
1.23%, 07/11/03	30,725	30,715
1.25%, 07/15/03	46,655	46,632
0.95%, 09/12/03	40,000	39,923
◆✚ Hatteras Funding Corp., 144A		
1.26%, 08/11/03	58,000	57,917
1.23%, 08/14/03	19,000	18,971
1.13%, 08/26/03	50,000	49,912
1.19%, 09/22/03	16,000	15,956
0.96%, 10/17/03	52,000	51,850
✚ HBOS Treasury Services, PLC		
1.25%, 07/25/03	144,000	143,880

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.07%, 08/07/03	19,000	18,979
0.97%, 09/16/03	20,000	19,959
1.01%, 09/16/03	30,000	29,935
1.10%, 11/19/03	113,283	112,799
◆+ Independence Funding, L.L.C., 144A		
1.25%, 07/02/03	86,296	86,293
1.07%, 08/12/03	50,000	49,938
+ ING (U.S.) Funding, L.L.C.		
1.21%, 07/10/03	70,000	69,979
1.23%, 07/11/03	73,000	72,975
1.30%, 07/18/03	10,000	9,994
1.23%, 08/08/03	48,000	47,938
1.04%, 12/10/03	147,000	146,319
◆+ Intrepid Funding Master Trust, 144A		
1.09%, 07/14/03	54,056	54,035
Irish Life & Permanent, PLC, 144A		
0.95%, 09/17/03	23,000	22,953
J.P. Morgan Chase & Co.		
1.25%, 08/04/03	115,000	114,865
1.22%, 08/18/03	118,000	117,808
◆+ Jupiter Securitization Corp., 144A		
1.25%, 07/14/03	99,000	98,955
1.07%, 07/25/03	159,000	158,887
1.07%, 07/29/03	15,000	14,988
1.21%, 08/18/03	9,965	9,949
1.20%, 09/02/03	9,000	8,981
◆+ K2 (USA), L.L.C.		
1.23%, 07/03/03	8,000	7,999
1.32%, 07/14/03	21,000	20,990
1.30%, 07/15/03	18,500	18,491
1.32%, 07/16/03	19,000	18,990
1.27%, 07/21/03	7,000	6,995
1.28%, 09/02/03	50,000	49,888
1.13%, 09/17/03	18,000	17,956
1.18%, 10/20/03	26,000	25,906
KBC Financial Products International, Ltd., 144A		
1.22%, 07/08/03	30,000	29,993
◆+ Kitty Hawk Funding Corp., 144A		
1.07%, 07/28/03	52,131	52,089
0.98%, 09/15/03	8,000	7,983
0.95%, 09/22/03	36,431	36,351
+ Landesbank Schleswig-Holstein Girozentrale, 144A		
1.26%, 08/27/03	95,000	94,812
1.29%, 03/09/04	90,000	89,200

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.33%, 03/26/04	30,000	29,706
1.35%, 04/15/04	35,000	34,625
◆ Lexington Parker Capital Co., L.L.C., 144A		
1.23%, 07/10/03	100,000	99,969
1.28%, 07/11/03	24,000	23,992
1.32%, 07/14/03	35,724	35,707
1.30%, 07/22/03	45,000	44,966
1.27%, 07/24/03	40,000	39,968
1.28%, 07/25/03	47,000	46,960
1.23%, 09/02/03	33,000	32,929
◆+ Links Finance, L.L.C., 144A		
1.10%, 09/08/03	20,000	19,958
1.00%, 09/12/03	11,000	10,978
1.13%, 09/15/03	13,000	12,969
Lloyds TSB Bank, PLC		
1.19%, 08/01/03	100,000	99,898
1.18%, 08/20/03	84,000	83,863
◆+ Mont Blanc Capital Corp., 144A		
1.26%, 07/14/03	15,000	14,993
1.10%, 07/28/03	24,000	23,980
1.06%, 08/13/03	100,000	99,873
1.23%, 09/03/03	25,000	24,945
Morgan Stanley		
1.23%, 07/23/03	150,000	149,887
1.25%, 07/25/03	48,000	47,960
1.20%, 08/26/03	100,000	99,813
◆ Newcastle Certificates Program, 144A		
Series 2000A		
1.26%, 07/15/03	16,000	15,992
1.24%, 08/06/03	9,000	8,989
1.23%, 08/14/03	137,155	136,949
0.94%, 09/25/03	91,000	90,796
+ Nordea N.A., Inc.		
0.98%, 08/21/03	125,000	124,826
0.99%, 09/22/03	60,000	59,864
◆+ Old Line Funding Corp., 144A		
1.08%, 07/24/03	40,191	40,163
◆+ Preferred Receivables Funding Corp., 144A		
1.20%, 08/29/03	44,592	44,504
◆+ Quincy Capital Corp., 144A		
1.08%, 07/24/03	25,553	25,535
+ San Paolo IMI U.S.Financial Co.		
1.04%, 12/09/03	25,000	24,885

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ Santander Central Hispano Finance (Delaware), Inc.		
1.21%, 09/02/03	86,000	85,818
1.21%, 09/03/03	50,000	49,892
1.21%, 09/05/03	11,000	10,976
1.10%, 09/09/03	70,000	69,850
◆ Sigma Finance, Inc., 144A		
1.23%, 07/07/03	10,000	9,998
1.23%, 07/09/03	50,000	49,986
1.31%, 07/15/03	10,000	9,995
1.27%, 07/16/03	35,000	34,982
1.24%, 08/05/03	44,000	43,947
1.29%, 08/05/03	8,000	7,990
1.29%, 08/11/03	29,000	28,958
1.28%, 08/26/03	8,000	7,984
1.22%, 08/29/03	15,000	14,970
0.97%, 09/12/03	17,000	16,967
0.98%, 09/15/03	21,000	20,957
+ Societe Generale N.A., Inc.		
1.20%, 07/01/03	11,000	11,000
1.20%, 07/02/03	400,000	399,987
1.23%, 07/10/03	15,000	14,995
1.03%, 09/10/03	96,000	95,805
1.04%, 12/08/03	15,000	14,931
+ Stadshypotek Delaware, Inc., 144A		
1.25%, 07/01/03	15,000	15,000
◆+ Stellar Funding Group, Inc., 144A		
1.25%, 07/14/03	7,018	7,015
+ Svenska Handelsbanken, Inc.		
1.21%, 07/01/03	100,000	100,000
◆+ Thunder Bay Funding, Inc., 144A		
1.26%, 07/01/03	60,000	60,000
1.10%, 08/04/03	35,016	34,980
1.07%, 08/19/03	30,050	30,006
1.21%, 08/20/03	18,059	18,029
◆+ Tulip Funding Corp., 144A		
1.07%, 07/31/03	34,000	33,970
+ Westpac Capital Corp.		
1.25%, 07/07/03	72,000	71,985
1.03%, 09/09/03	47,500	47,405
+ Westpac Trust Securities NZ		
1.20%, 09/04/03	50,000	49,892
◆+ Windmill Funding Corp., 144A		
1.21%, 08/08/03	25,000	24,968
1.21%, 08/15/03	18,000	17,973

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
0.95%, 09/25/03	35,000	34,921
		15,346,166
Certificates of Deposit 31.2%		
ABN AMRO Bank, NV		
2.42%, 07/18/03	125,000	124,998
1.19%, 08/27/03	50,000	50,004
Alliance & Leicester, PLC		
1.20%, 11/19/03	50,000	50,000
American Express Centurion Bank		
0.92%, 09/22/03	100,000	100,000
Australia & New Zealand Banking Group, Ltd.		
1.24%, 07/08/03	145,000	145,000
1.24%, 07/09/03	100,000	100,000
Bank of Montreal		
1.21%, 07/09/03	85,000	85,000
1.19%, 08/28/03	70,000	70,000
Bank of New York		
1.29%, 08/18/03	44,000	44,000
Bank of Nova Scotia		
1.21%, 07/08/03	91,000	91,000
1.20%, 07/09/03	49,000	49,000
1.21%, 07/11/03	75,000	75,000
1.21%, 07/14/03	40,000	40,000
1.18%, 08/25/03	47,000	47,000
Barclays Bank, PLC		
1.25%, 07/15/03	150,000	150,000
1.25%, 07/16/03	98,000	98,000
1.25%, 07/28/03	50,000	50,000
1.26%, 07/28/03	161,000	161,000
1.20%, 08/04/03	41,000	41,002
1.06%, 08/12/03	300,000	300,000
1.19%, 08/28/03	18,000	18,000
1.60%, 11/25/03	174,000	174,004
1.10%, 04/19/04	25,000	25,050
Bayerische Landesbank Girozentrale		
1.19%, 08/29/03	80,000	80,000
1.27%, 09/02/03	189,000	189,000
1.20%, 09/03/03	50,000	50,000
1.25%, 03/15/04	100,000	99,992
1.30%, 03/26/04	100,000	99,994
BNP Paribas		
1.25%, 07/21/03	265,000	265,000
1.25%, 07/23/03	181,000	181,000

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.23%, 08/01/03	297,000	297,000
1.09%, 11/10/03	225,000	225,000
1.03%, 12/09/03	90,000	90,016
1.05%, 12/10/03	90,000	90,000
Canadian Imperial Bank of Commerce		
1.24%, 07/15/03	80,000	80,000
1.14%, 09/15/03	40,000	40,000
Chase Manhattan Bank (USA), N.A.		
1.27%, 07/22/03	50,000	50,000
1.27%, 07/23/03	129,000	129,000
Citibank, N.A.		
1.25%, 07/28/03	125,000	125,000
1.23%, 08/06/03	150,000	150,000
1.23%, 08/07/03	20,000	20,000
1.22%, 08/20/03	80,000	80,000
1.20%, 08/27/03	170,000	170,000
1.10%, 09/10/03	65,000	65,000
1.11%, 09/10/03	53,000	53,000
0.95%, 09/18/03	45,000	45,000
0.96%, 09/19/03	75,000	75,000
0.95%, 09/24/03	270,000	270,000
0.93%, 09/25/03	48,000	48,000
Credit Agricole Indosuez		
1.20%, 07/10/03	47,000	47,000
1.30%, 07/17/03	75,000	75,000
1.06%, 08/04/03	94,000	94,000
Credit Lyonnais S.A.		
0.91%, 09/23/03	25,000	25,002
Credit Suisse First Boston		
1.30%, 07/16/03	45,000	45,000
1.25%, 07/17/03	50,000	50,000
DePfa Bank, PLC		
0.98%, 09/18/03	66,000	66,000
Deutsche Bank, AG		
1.31%, 07/01/03	80,000	80,000
1.32%, 07/09/03	223,000	223,000
1.21%, 07/16/03	200,000	200,000
1.21%, 07/17/03	200,000	200,000
1.19%, 08/27/03	87,000	87,000
1.10%, 09/09/03	160,000	160,000
0.90%, 09/25/03	46,000	46,003
1.85%, 10/15/03	247,000	246,993
1.10%, 11/10/03	100,000	100,029
1.50%, 05/24/04	100,000	100,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
ForeningsSparbanken, AB (Swedbank)		
1.25%, 07/30/03	20,000	20,000
0.90%, 11/25/03	11,000	11,000
Fortis Bank		
1.18%, 08/25/03	25,000	25,000
+ HBOS Treasury Services, PLC		
1.27%, 08/11/03	150,000	150,000
1.11%, 09/12/03	40,000	40,000
ING Bank, N.V.		
1.21%, 07/03/03	76,000	76,000
1.25%, 07/08/03	50,000	50,000
1.25%, 07/17/03	120,000	120,000
1.25%, 07/31/03	13,000	13,000
1.23%, 08/08/03	180,000	180,000
1.22%, 08/13/03	120,000	120,000
KBC Bank NV		
1.21%, 07/07/03	47,000	47,000
Landesbank Baden Wurttemberg		
1.06%, 08/12/03	35,000	35,000
1.20%, 08/22/03	95,000	95,000
1.20%, 09/03/03	10,000	10,000
0.96%, 09/12/03	100,000	100,024
1.73%, 09/30/03	25,000	25,004
1.85%, 10/17/03	94,000	94,000
0.91%, 12/12/03	20,000	20,012
0.91%, 12/30/03	45,000	45,000
Landesbank Hessen-Thuringen Girozentrale		
1.40%, 07/09/03	30,000	30,000
1.30%, 08/21/03	60,000	60,000
1.86%, 10/20/03	70,000	70,000
1.30%, 02/03/04	36,000	36,023
Natexis Banques Populaires		
1.20%, 08/29/03	107,000	107,000
National City Bank, Cleveland		
1.20%, 07/07/03	100,000	100,000
Norddeutsche Landesbank Girozentrale		
1.25%, 07/18/03	40,000	40,000
1.27%, 08/21/03	35,000	35,001
1.18%, 08/25/03	10,000	10,000
1.57%, 11/07/03	25,000	24,999
0.90%, 12/29/03	63,000	63,000
1.49%, 12/29/03	48,000	48,000
1.25%, 04/05/04	50,000	50,000
1.30%, 04/13/04	55,000	54,998

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Nordea Bank Finland, PLC		
1.20%, 09/02/03	22,000	22,000
Rabobank Nederland		
0.95%, 12/03/03	49,000	49,050
Royal Bank of Canada		
1.61%, 11/25/03	125,000	124,997
Royal Bank of Scotland, PLC		
1.20%, 07/01/03	174,000	174,000
0.97%, 09/17/03	135,000	134,997
Societe Generale		
1.20%, 07/01/03	35,000	35,000
1.30%, 07/15/03	65,000	65,000
1.25%, 07/18/03	30,000	30,000
Southtrust Bank		
1.30%, 07/11/03	51,000	51,000
1.05%, 12/19/03	23,000	23,000
State Street Bank & Trust Co., N.A.		
1.19%, 08/26/03	121,000	121,000
1.10%, 12/04/03	34,000	34,000
Toronto Dominion Bank		
1.20%, 07/07/03	43,000	43,000
1.31%, 07/07/03	115,000	115,000
1.30%, 07/10/03	58,000	58,000
0.92%, 09/17/03	75,000	75,010
1.20%, 11/13/03	33,000	33,001
0.89%, 12/22/03	37,000	37,000
UBS, AG		
1.59%, 12/16/03	115,000	115,000
Unicredito Italiano SPA		
1.34%, 07/09/03	50,000	50,000
1.28%, 07/17/03	47,000	47,001
1.31%, 07/17/03	60,000	60,000
1.26%, 07/22/03	50,000	50,000
0.96%, 09/15/03	93,000	93,017
1.10%, 09/15/03	180,000	180,000
0.98%, 09/19/03	33,000	33,000
WestLB AG		
1.23%, 08/14/03	30,000	30,000
1.93%, 09/18/03	97,000	97,000
1.84%, 10/15/03	46,000	45,999
1.26%, 04/02/04	105,000	105,000
1.34%, 04/14/04	99,000	99,000
1.35%, 04/23/04	100,000	99,992

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Wilmington Trust Co.		
1.28%, 07/22/03	25,000	25,000
		11,360,212
Bank Notes 2.8%		
Bank of America, N.A.		
1.23%, 07/09/03	50,000	50,000
1.20%, 08/07/03	400,000	400,000
Bank One, N.A.		
1.29%, 07/10/03	200,000	200,000
Lasalle National Bank, N.A.		
1.20%, 07/07/03	34,000	34,000
1.19%, 08/22/03	85,000	85,000
1.20%, 08/29/03	67,000	67,000
Standard Federal Bank, N.A.		
1.19%, 08/26/03	80,000	80,000
1.20%, 09/05/03	93,000	93,000
1.00%, 09/12/03	10,000	10,000
		1,019,000
Promissory Notes 2.0%		
• **The Goldman Sachs Group, Inc.**		
1.36%, 07/28/03	80,000	80,000
1.36%, 08/05/03	80,000	80,000
1.28%, 09/12/03	10,000	10,000
1.26%, 09/24/03	250,000	250,000
1.29%, 09/25/03	45,000	45,000
1.26%, 12/05/03	35,000	35,000
1.12%, 12/11/03	7,000	7,000
1.02%, 12/18/03	43,000	43,000
1.05%, 12/18/03	185,000	185,000
		735,000

> U.S. Government Securities
> 7.9% of investments

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Agency Discount Notes 7.9%		
Fannie Mae		
1.18%, 08/27/03	196,925	196,559
1.13%, 09/03/03	70,000	69,859
0.89%, 09/24/03	125,000	124,737
▲ 0.94%, 10/01/03	90,000	89,784
1.09%, 11/19/03	130,000	129,447
0.89%, 11/20/03	59,200	58,993

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.09%, 11/26/03	128,250	127,679
1.05%, 12/03/03	10,000	9,955
1.08%, 12/12/03	12,099	12,040
0.89%, 12/17/03	49,404	49,199
0.90%, 12/17/03	105,000	104,556
1.04%, 12/29/03	150,000	149,223
Freddie Mac		
1.05%, 08/29/03	153,600	153,336
1.10%, 09/04/03	105,000	104,791
1.10%, 09/11/03	84,000	83,817
1.01%, 09/17/03	50,000	49,891
1.10%, 09/22/03	20,000	19,950
1.02%, 09/30/03	270,000	269,304
0.99%, 10/24/03	25,000	24,921
1.02%, 10/24/03	12,000	11,961
1.09%, 10/24/03	250,000	249,129
1.00%, 10/31/03	150,000	149,492
1.03%, 11/12/03	98,517	98,139
1.09%, 11/21/03	65,000	64,720
0.99%, 11/26/03	80,000	79,676
1.00%, 12/04/03	34,000	33,853
1.02%, 12/04/03	99,000	98,567
1.03%, 12/04/03	70,000	69,689
1.00%, 12/05/03	150,000	149,349
1.00%, 03/25/04	50,000	49,631
		2,882,247

Variable-Rate Obligations 5.9% of investments		
+ Access Loans for Learning Student Loan Corp.		
Taxable Student Loan RB Series II-A-6		
1.12%, 07/07/03	27,800	27,800
+ Active Living of Glenview, L.L.C.		
Senior Floating Rate Note Series 1998, **144A**		
1.07%, 07/07/03	10,900	10,900
Bank of New York Co., Inc., 144A		
1.01%, 07/28/03	50,000	50,000
◆+ Beta Finance, Inc., 144A		
1.15%, 07/15/03	80,000	79,998
Canadian Imperial Bank of Commerce		
1.20%, 07/15/03	100,000	100,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Chase Manhattan Bank (USA)		
1.07%, 07/30/03	100,000	100,000
+ City of New Britain, Connecticut		
GO Pension Bonds		
1.12%, 07/07/03	40,000	40,000
+ Columbus, Georgia Development Authority		
Taxable RB (Jay Leasing, Inc. Project) Series 1997		
1.12%, 07/07/03	6,310	6,310
◆ Dorada Finance, Inc., 144A		
1.00%, 07/25/03	30,000	29,996
+ Fillmore, California Public Financing Authority		
VRD Tax Allocation Bond (Fillmore Redevelopment Agency Central City Redevelopment Project Area) Series 1998A		
1.17%, 07/07/03	10,120	10,120
• GE Life & Annuity Assurance Co.		
1.37%, 07/01/03	50,000	50,000
General Electric Capital Corp.		
1.17%, 07/17/03	225,000	225,000
+ Loanstar Assets Partners II, L.P., 144A		
1.03%, 07/07/03	25,000	25,000
+ Merlot Trust		
Series 2000B, **144A**		
1.17%, 07/07/03	30,000	30,000
• Metropolitan Life Insurance Co.		
1.33%, 07/30/03	50,000	50,000
1.39%, 08/01/03	100,000	100,000
• Monumental Life Insurance Co.		
1.40%, 07/01/03	100,000	100,000
1.42%, 07/01/03	100,000	100,000
1.49%, 07/01/03	10,000	10,000
Morgan Stanley, 144A		
1.28%, 07/15/03	50,000	50,000
+ New Jersey Economic Development Authority		
Taxable Economic Development Bonds (MSNBC CNBC Project) Series 1997A, **144A**		
1.30%, 07/01/03	25,600	25,600
Royal Bank of Scotland		
1.14%, 07/16/03	100,000	100,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
✚ Santa Rosa, California		
Wastewater RB Series 1998A		
1.18%, 07/07/03	17,000	17,000
Wastewater RB Series 2002A		
1.18%, 07/07/03	40,000	40,000
• Security Life of Denver Insurance Co.		
1.43%, 07/22/03	100,000	100,000
◆ Sigma Finance, Inc., 144A		
1.30%, 07/01/03	30,000	29,999
1.42%, 07/02/03	20,000	20,006
1.28%, 07/07/03	35,000	34,995
1.30%, 07/07/03	97,000	96,996
1.14%, 07/15/03	150,000	149,988
1.04%, 07/23/03	100,000	99,998
1.26%, 08/06/03	50,000	49,999
1.25%, 08/15/03	100,000	99,998
✚ Town of Islip, New York IDA		
Taxable Adjustable Rate IDRB		
(Nussdorf Associates/Quality		
King Distributions, Inc. Facility)		
Series 1992, **144A**		
1.25%, 07/07/03	3,250	3,250
• Travelers Insurance Co.		
1.37%, 08/01/03	50,000	50,000
1.36%, 08/21/03	50,000	50,000
		2,162,953

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Other Investments 8.1% of investments

Repurchase Agreements 8.1%

Bank of America Securities, L.L.C.
Tri-Party Repurchase Agreement
Collateralized by
U.S. Government Securities
with a value of $761,940

1.32%, issued 06/30/03, due 07/01/03	747,027	747,000

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Bear Stearns & Co., Inc.		
Tri-Party Repurchase Agreement		
Collateralized by		
U.S. Government Securities		
with a value of $183,601		
1.29%, issued 01/15/03,		
due 07/07/03	180,116	180,000
Credit Suisse First Boston L.L.C.		
Tri-Party Repurchase Agreement		
Collateralized by		
U.S. Government Securities		
with a value of $422,993		
1.32%, issued 06/30/03,		
due 07/01/03	414,714	414,699
Lehman Brothers, Inc.		
Tri-Party Repurchase Agreement		
Collateralized by		
U.S. Government Securities		
with a value of $291,723		
1.20%, issued 04/07/03,		
due 07/07/03	126,382	126,000
1.20%, issued 05/07/03,		
due 07/07/03	160,325	160,000
UBS Financial Services, Inc.		
Tri-Party Repurchase Agreement		
Collateralized by		
U.S. Government Securities		
with a value of $1,336,205		
1.32%, issued 06/30/03,		
due 07/01/03	1,000,037	1,000,000
0.93%, issued 06/30/03,		
due 07/07/03	310,136	310,000
		2,937,699

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$36,443,277
Receivables:		
Fund shares sold		113,928
Interest		52,392
Prepaid expenses	+	467
Total assets		**36,610,064**

Includes illiquid restricted securities worth $1,462,270, or 4.01% of the fund's investments. The amortized cost for the fund's securities was $36,443,277.

Liabilities

Payables:		
Fund shares redeemed		165,119
Dividends to shareholders		10,844
Investments bought		554,786
Investment adviser and administrator fees		628
Transfer agent and shareholder service fees		624
Accrued expenses	+	643
Total liabilities		**732,644**

Net Assets

Total assets		36,610,064
Total liabilities	–	732,644
Net assets		**$35,877,420**

Net Assets by Source

Capital received from investors	35,877,524
Net realized capital losses	(104)

Net Assets by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$34,254,988		34,255,201		$1.00
Select Shares®	$940,910		940,910		$1.00
Institional Shares	$681,522		681,522		$1.00

Federal Tax Data

Cost basis of portfolio	$36,443,277

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2003	$104

 See financial notes.

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest	**$265,528**

Expenses

Investment adviser and administrator fees		61,387
Transfer agent and shareholder service fees:		
Investor Shares		41,086
Select Shares®		513
Institutional Shares		766
Trustees' fees		89
Custodian and portfolio accounting fees		1,663
Professional fees		57
Registration fees		439
Shareholder reports		201
Other expenses	+	146
Total expenses		106,347
Expense reduction	−	20,657
Net expenses		**85,690**

Increase in Net Assets from Operations

Total investment income		265,528
Net expenses	−	85,690
Net investment income		**179,838**
Increase in net assets from operations		**$179,838**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services 0.17% of the fund's assets.

For the fund's independent trustees only.

Includes $19,693 from the investment adviser (CSIM) and $964 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least April 30, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.45
Select Shares ®	0.35
Institutional Shares	0.24

This limit doesn't include interest, taxes and certain non-routine expenses.

See financial notes. 45

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$179,838	$650,804
Increase in net assets from operations	**179,838**	**650,804**

Distributions Paid

Dividends from net investment income		
Investor Shares	173,702	648,150
Select Shares®	2,208	—
Institutional Shares	+ 3,928	2,654
Total dividends from net investment income	**179,838**	**650,804**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$650,804
Long-term capital gains	$—

Transactions in Fund Shares

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars. The fund started offering Select Shares® on February 28, 2003.

Shares Sold

Investor Shares	12,638,928	34,345,512
Select Shares®	1,411,980	—
Institutional Shares	+ 1,205,494	1,058,467
Total shares sold	**15,256,402**	**35,403,979**

Shares Reinvested

Investor Shares	152,416	608,484
Select Shares®	1,688	—
Institutional Shares	+ 3,101	1,551
Total shares reinvested	**157,205**	**610,035**

Shares Redeemed

Investor Shares	(17,264,310)	(40,473,102)
Select Shares®	(472,758)	—
Institutional Shares	+ (1,048,465)	(538,626)
Total shares redeemed	**(18,785,533)**	**(41,011,728)**
Net transactions in fund shares	**(3,371,926)**	**(4,997,714)**

Represents shares sold plus shares reinvested, minus shares redeemed.

Net Assets

Beginning of period	39,249,346	44,247,060
Total decrease	+ (3,371,926)	(4,997,714)
End of period	**$35,877,420**	**$39,249,346**

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The Schwab Value Advantage Money Fund® offers three share classes: Investor Shares, Select Shares® and Institutional Shares. Shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. The Schwab Money Market, Government Money and U.S. Treasury Money Funds each offers one share class.

Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees for various services. Through their trust, the funds have agreements with Charles Schwab

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989

- Schwab Money Market Fund
- Schwab Government Money Fund
- Schwab U.S. Treasury Money Fund
- Schwab Value Advantage Money Fund®
- Schwab Municipal Money Fund
- Schwab California Municipal Money Fund
- Schwab New York Municipal Money Fund
- Schwab New Jersey Municipal Money Fund
- Schwab Pennsylvania Municipal Money Fund
- Schwab Florida Municipal Money Fund
- Schwab Massachusetts Municipal Money Fund
- Schwab Institutional Advantage Money Fund®
- Schwab Retirement Money Fund®
- Schwab Government Cash Reserves

Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Securities that are backed by various assets, which may include loans, accounts receivable or investments of an entity, such as a bank or credit card company. These securities are obligations that the issuer intends to repay using the assets backing them (once collected or liquidated). Therefore, repayment depends largely on the cash flows generated by the assets backing the securities.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced security A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TOB	Tender option bond
TOBP	Tender option bond partnership
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

144A security A security exempt from a registration requirement pursuant to Rule 144A under the Securities Act of 1933. This security may be resold in transactions exempt from registration, to qualified institutional buyers, as defined in Rule 144A.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a time-tested investment approach and using disciplined, clearly defined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922**.

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds™
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab All Equity Portfolio
    Schwab Growth Portfolio
    Schwab Balanced Portfolio
    Schwab Conservative Portfolio

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
    Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Government Cash Reserves

Semiannual Report

June 30, 2003

charles SCHWAB

In This Report

From the Chairman



Charles R. Schwab
Chairman

Without question, these are challenging times for America's investors. For money fund shareholders, one of the main concerns has been decline of short-term interest rates, since money fund yields are a reflection of those rates.

Given the choice, I'm sure most of us would prefer that yields were higher. At the same time, I believe that a look at the larger picture reveals that the current low interest rate environment has a beneficial side that shouldn't be ignored.

For example, Americans have recently had the opportunity to borrow money at the most attractive rates in decades, whether for buying a home, refinancing or realizing a life-long goal like starting a business. More importantly, the Federal Reserve's monetary policy, along with fiscal policies enacted by Congress and the President, should provide a powerful stimulus to economic recovery. That, too, is something that would benefit all Americans.

Here at Schwab, we are actively exploring ways to help investors meet their financial objectives. At SchwabFunds®, these efforts are being led by the new president of SchwabFunds, Randall Merk. Randy brings a wealth of experience to the job, and we welcome his leadership, vision and wisdom.

On behalf of SchwabFunds, I'd like to thank you for investing with us. Your continued trust and support mean a great deal. In turn, it's our mission to help you meet your financial goals.

Sincerely,

Charles R Schwab

Management's Discussion for the six months ended June 30, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

As one of the newer members of the SchwabFunds® team, I've been struck by the talent and integrity of the people here, and especially with their dedication to understanding the concerns of investors.

That dedication is particularly important right now. Times of uncertainty about the economy and world events demand diligence from investment professionals. At SchwabFunds, we are keenly aware of this, and continue to work for the best interests of our shareholders.

In recent months, money market funds have faced a very challenging environment. With interest rates on short-term investments falling in connection with the Fed's actions, some investors have expressed concerns about the potential for fund yields to fall to zero or even lower.

I can assure you that we at SchwabFunds will continue to monitor the yields in all our money market funds. In consultation with fund trustees, we will take appropriate measures to maintain competitive yields.

One thing we won't do in pursuit of yields is compromise our high standards for investment credit quality. We'll also continue to follow our time-tested management procedures and controls. In other words, we won't take short cuts that may jeopardize our long-term commitment to our investors.

Thank you for choosing SchwabFunds. We're here to help you reach your financial goals. If there is something more that we can do to help, I hope you'll let us know.

Sincerely,

Randall W. Merk



Karen Wiggan, a portfolio manager, has been responsible for day-to-day management of the fund since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Fund

The U.S. economy remained in a holding pattern during the six months of the report period. Concerned by geopolitical uncertainties, businesses put off making major decisions about capital spending and hiring, even after the major combat phase of the war in Iraq was over. Economic indicators reported during the period were mixed, providing little incentive for businesses to pursue expansion plans.

Already at their lowest level in decades, interest rates fell further as the report period progressed. During the first months of 2003, a major factor in the decline of rates was anticipation of the war in Iraq. Toward the end of the period, deflation fears came to the forefront, leading to expectations that the Federal Reserve (the Fed) would cut interest rates. These expectations were confirmed on June 25, when the Fed, seeking to provide yet further economic stimulus, cut the Fed funds rate by 0.25%.

Falling interest rates pushed money fund yields to new lows (see next page for fund yield information). Among agency discount note securities, the decline in rates was somewhat mitigated by a very high level of issuance, in part a result of the continued rapid pace of home refinancings.

The fund benefited from the decision to continue purchases of Freddie Mac securities. Although some of this issuer's accounting practices were called into question during the report period, our analysis indicated that the creditworthiness of its securities was not in doubt.

Performance and Fund Facts as of 6/30/03

Seven-Day Yields	

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

Seven-Day Yield[1]	0.05%
Seven-Day Effective Yield	0.05%

Statistics	

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	20 days
Credit Quality of Holdings[2] % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

[1] A portion of the fund's expenses was reduced during the reporting period. Without this reduction, the fund's seven-day yield would have been -0.15%. Please refer to the Statement of Operations on page 9 for additional information on expense waivers.

[2] Portfolio holdings may have changed since the report date.

Financial Statements

Schwab Government Cash Reserves

Financial Highlights

	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	4/1/98[1]–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[2]	0.01	0.03	0.05	0.04	0.03
Less distributions:						
Dividends from net investment income	(0.00)[2]	(0.01)	(0.03)	(0.05)	(0.04)	(0.03)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.05[3]	0.68	3.08	5.33	4.28	3.46[3]
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	1.24[4]	1.25	1.25	1.13[5]	0.95	0.95[4]
Ratio of gross operating expenses to average net assets	1.45[4]	1.41	1.50	1.46[5]	1.09	1.72[4]
Ratio of net investment income to average net assets	0.11[4]	0.67	2.99	5.24	4.34	4.41[4]
Net assets, end of period ($ x 1,000,000)	628	639	562	412	198	25

* Unaudited.
[1] Commencement of operations.
[2] Per-share amount was less than $0.01.
[3] Not annualized.
[4] Annualized. Also, please refer to the Statement of Operations on page 9 for additional information on expense waivers.
[5] The ratios of net and gross operating expenses would have been 1.14% and 1.47%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbol below to designate certain characteristics:

▲ Delayed-delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

	Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
52.0%	**U.S. Government Securities**	330,509	330,509
48.0%	**Other Investments**	304,673	304,673
100.0%	**Total Investments**	**635,182**	**635,182**

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S. Government Securities 52.0% of investments		
Discount Notes 49.4%		
Fannie Mae		
0.95%, 07/01/03	95,000	95,000
1.17%, 07/01/03	1,300	1,300
1.17%, 07/02/03	8,434	8,434
1.20%, 07/09/03	5,010	5,009
1.13%, 07/11/03	8,000	7,997
1.21%, 07/16/03	10,000	9,995
1.20%, 07/23/03	10,000	9,993
1.77%, 07/25/03	5,000	4,994
1.23%, 07/30/03	3,754	3,750
1.23%, 08/06/03	4,000	3,995
1.20%, 08/14/03	4,167	4,161
1.84%, 08/22/03	1,109	1,106
1.06%, 09/03/03	10,650	10,630
0.90%, 09/10/03	9,845	9,828
1.75%, 09/19/03	3,000	2,989
1.77%, 09/19/03	3,000	2,988
▲ 0.94%, 10/01/03	7,042	7,025
1.31%, 11/14/03	5,000	4,976
1.57%, 11/14/03	2,000	1,988
Federal Farm Credit Bank		
1.29%, 09/26/03	3,911	3,899
Federal Home Loan Bank		
1.20%, 07/01/03	2,011	2,011
1.17%, 07/02/03	2,200	2,200
1.18%, 07/02/03	10,000	10,000
1.17%, 07/09/03	1,500	1,500
1.39%, 07/21/03	1,593	1,592
Freddie Mac		
1.17%, 07/10/03	1,000	1,000
1.20%, 07/10/03	7,195	7,192
1.22%, 07/10/03	5,773	5,771
1.20%, 07/15/03	1,500	1,499
1.20%, 07/17/03	8,000	7,996
1.96%, 07/17/03	5,000	4,996
2.02%, 07/17/03	2,000	1,998
1.77%, 07/30/03	10,000	9,986
1.00%, 08/11/03	4,000	3,995
1.00%, 08/14/03	3,020	3,016
1.28%, 08/14/03	2,115	2,112
1.35%, 08/14/03	1,300	1,298
1.80%, 08/14/03	1,250	1,247
1.00%, 08/21/03	2,000	1,997
1.00%, 09/08/03	1,600	1,597
0.96%, 09/17/03	10,805	10,783
1.20%, 09/17/03	1,071	1,068
1.44%, 09/22/03	2,000	1,993
0.90%, 09/25/03	8,765	8,746
1.81%, 09/29/03	3,000	2,987
1.77%, 10/09/03	2,000	1,990
0.92%, 10/20/03	1,200	1,197
1.48%, 10/27/03	6,131	6,102
1.33%, 11/14/03	5,000	4,975
1.39%, 12/04/03	1,000	994
		313,895

 See financial notes.

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Coupon Notes 2.6%		
Fannie Mae		
4.75%, 11/14/03	2,832	2,866
5.80%, 12/10/03	1,000	1,019
Federal Home Loan Bank		
5.13%, 09/15/03	3,000	3,020
3.13%, 11/14/03	3,000	3,018
Freddie Mac		
5.75%, 07/15/03	6,680	6,691
		16,614

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Other Investments 48.0% of investments		
Repurchase Agreements 48.0%		
Bank of America Securities, L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $69,360 1.32%, issued 06/30/03, due 07/01/03	68,002	68,000
Bear Stearns & Co., Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $69,363 1.32%, issued 06/30/03, due 07/01/03	68,002	68,000
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $75,150 1.20%, issued 05/02/03, due 07/01/03	10,020	10,000
1.32%, issued 06/30/03, due 07/01/03	63,675	63,673

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Lehman Brothers, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $10,200 1.22%, issued 04/14/03, due 07/07/03	10,028	10,000
UBS Financial Services, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $86,700 1.07%, issued 06/19/03, due 07/03/03	85,035	85,000
		304,673

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$330,509
Repurchase agreements, at market value		304,673
Interest receivable		339
Prepaid expenses	+	221
Total assets		**635,742**

The amortized cost for the fund's securities was $635,182.

Liabilities

Payables:		
Dividends to shareholders		12
Investments bought		7,025
Transfer agent and shareholder service fees		22
Transaction service fees		377
Accrued expenses	+	63
Total liabilities		**7,499**

Net Assets

Total assets		635,742
Total liabilities	–	7,499
Net assets		**$628,243**

Net Assets by Source

Capital received from investors	628,266
Net realized capital losses	(23)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$628,243		628,266		$1.00

Federal Tax Data

Cost basis of portfolio	$635,183

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2007	$1

 See financial notes.

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income		
Interest		**$4,360**
Net Realized Gains and Losses		
Net realized loss on investments sold		(22)
Expenses		
Investment adviser and administrator fees		1,227
Transfer agent and shareholder service fees		1,453
Transaction service fees		1,775
Trustees' fees		15
Custodian and portfolio accounting fees		31
Professional fees		11
Registration fees		97
Shareholder reports		51
Other expenses	+	4
Total expenses		4,664
Expense reduction	–	647
Net expenses		**4,017**
Increase in Net Assets from Operations		
Total investment income		4,360
Net expenses	–	4,017
Net investment income		**343**
Net realized losses	+	(22)
Increase in net assets from operations		**$321**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.25% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For transaction services, Schwab receives a fee based on the number and type of transactions provided.

For the fund's independent trustees only.

This reduction consisted of two components. A reduction of $629, which reduced the fund's annualized operating expense ratio (OER) by 0.20%, was made by the investment adviser (CSIM) to reflect a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual OER of this fund through at least April 30, 2004, to 1.25% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses. Also, CSIM voluntarily waived an additional $18 of the fund's expenses, which reduced the fund's annualized OER by an additional 0.01%. The combination of these two waivers resulted in a net annualized OER for the period of 1.24%.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$343	$3,885
Net realized losses +	(22)	—
Increase in net assets from operations	**321**	**3,885**

Distributions Paid

Dividends from net investment income	**343**	**3,885**

Transactions in Fund Shares

Shares sold	3,046,662	5,847,747
Shares reinvested	318	3,716
Shares redeemed +	(3,058,203)	(5,773,588)
Net transactions in fund shares	**(11,223)**	**77,875**

Net Assets

Beginning of period	639,488	561,613
Total increase or decrease +	(11,245)	77,875
End of period	**$628,243**	**$639,488**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$3,885
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect the fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The fund discussed in this report is highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund®
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Institutional Advantage Money Fund®
  Schwab Retirement Money Fund®
  Schwab Government Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The fund intends to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

agency discount notes Notes issued by federal agencies—known as Government Sponsored Enterprises, or GSEs—at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Securities that are backed by various assets, which may include loans, accounts receivable or investments of an entity, such as a bank or credit card company. These securities are obligations that the issuer intends to repay using the assets backing them (once collected or liquidated). Therefore, repayment depends largely on the cash flows generated by the assets backing the securities.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced security A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TOB	Tender option bond
TOBP	Tender option bond partnership
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

144A security A security exempt from a registration requirement pursuant to Rule 144A under the Securities Act of 1933. This security may be resold in transactions exempt from registration, to qualified institutional buyers, as defined in Rule 144A.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a time-tested investment approach and using disciplined, clearly defined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922**.

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds™
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab All Equity Portfolio
    Schwab Growth Portfolio
    Schwab Balanced Portfolio
    Schwab Conservative Portfolio

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
    Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Institutional Advantage Money Fund®
Schwab Retirement Money Fund®

Semiannual Report
June 30, 2003

charles SCHWAB

In This Report

From the Chairman



Charles R. Schwab
Chairman

Without question, these are challenging times for America's investors. For money fund shareholders, one of the main concerns has been decline of short-term interest rates, since money fund yields are a reflection of those rates.

Given the choice, I'm sure most of us would prefer that yields were higher. At the same time, I believe that a look at the larger picture reveals that the current low interest rate environment has a beneficial side that shouldn't be ignored.

For example, Americans have recently had the opportunity to borrow money at the most attractive rates in decades, whether for buying a home, refinancing or realizing a life-long goal like starting a business. More importantly, the Federal Reserve's monetary policy, along with fiscal policies enacted by Congress and the President, should provide a powerful stimulus to economic recovery. That, too, is something that would benefit all Americans.

Here at Schwab, we are actively exploring ways to help investors meet their financial objectives. At SchwabFunds®, these efforts are being led by the new president of SchwabFunds, Randall Merk. Randy brings a wealth of experience to the job, and we welcome his leadership, vision and wisdom.

On behalf of SchwabFunds, I'd like to thank you for investing with us. Your continued trust and support mean a great deal. In turn, it's our mission to help you meet your financial goals.

Sincerely,

Charles R Schwab

Management's Discussion for the six months ended June 30, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

As one of the newer members of the SchwabFunds® team, I've been struck by the talent and integrity of the people here, and especially with their dedication to understanding the concerns of investors.

That dedication is particularly important right now. Times of uncertainty about the economy and world events demand diligence from investment professionals. At SchwabFunds, we are keenly aware of this, and continue to work for the best interests of our shareholders.

In recent months, money market funds have faced a very challenging environment. With interest rates on short-term investments falling in connection with the Fed's actions, some investors have expressed concerns about the potential for fund yields to fall to zero or even lower.

I can assure you that we at SchwabFunds will continue to monitor the yields in all our money market funds. In consultation with fund trustees, we will take appropriate measures to maintain competitive yields.

One thing we won't do in pursuit of yields is compromise our high standards for investment credit quality. We'll also continue to follow our time-tested management procedures and controls. In other words, we won't take short cuts that may jeopardize our long-term commitment to our investors.

Thank you for choosing SchwabFunds. We're here to help you reach your financial goals. If there is something more that we can do to help, I hope you'll let us know.

Sincerely,



Linda Klingman, a vice president of the investment advisor and senior portfolio manager, has overall responsibility for the management of the funds. She joined the firm in 1990 and has managed money market funds since 1988.

Mike Neitzke, a portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in March 2001, he worked for more than 15 years in the financial industry as a portfolio manager.

The Investment Environment and the Funds

The U.S. economy remained in a holding pattern during the six months of the report period. Concerned by geopolitical uncertainties, businesses put off making major decisions about capital spending and hiring, even after the major combat phase of the war in Iraq was over. Economic indicators reported during the period were mixed, providing little incentive for businesses to pursue expansion plans.

Already at their lowest level in decades, interest rates fell further as the report period progressed. During the first months of 2003, a major factor in the decline of rates was anticipation of the war in Iraq. Toward the end of the period, deflation fears came to the forefront, leading to expectations that the Federal Reserve (the Fed) would cut interest rates. These expectations were confirmed on June 25, when the Fed, seeking to provide yet further economic stimulus, cut the Fed funds rate by 0.25%.

Falling interest rates pushed money fund yields to new lows (see next page for fund yield information). We sought to lessen the effects of falling rates on the funds by maintaining comparatively long weighted average maturities. Although the funds' yields did decline, we were successful in slowing that decline, and in keeping the yields higher than they otherwise would have been.

The funds also benefited from the decision to purchase Freddie Mac securities. Although some of this issuer's accounting practices were called into question during the report period, our analysis indicated that the creditworthiness of its securities was not in doubt.

We increased our holdings in government and agency securities during the report period. Typically, these securities offer lower yields than bank CDs and commercial paper because of their higher creditworthiness. However, during the report period yields in the corporate and government markets converged. We took advantage of this opportunity to buy higher credit quality securities with little or no sacrifice in yield.

Performance and Fund Facts as of 6/30/03

Seven-Day Yields

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

	Institutional Advantage Money Fund®	Retirement Money Fund®
Seven-Day Yield	0.69%[1]	0.54%
Seven-Day Effective Yield	0.69%	0.54%

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

	Institutional Advantage Money Fund	Retirement Money Fund
Weighted Average Maturity	60 days	58 days
Credit Quality of Holdings[2] % of portfolio	100% Tier 1	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

[1] A portion of the fund's expenses was reduced during the reporting period. Without this reduction, the fund's seven-day yield would have been 0.56%.

[2] Portfolio holdings may have changed since the report date.

Financial Statements

Schwab Institutional Advantage Money Fund®

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	1/1/98– 12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.04	0.06	0.05	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.04)	(0.06)	(0.05)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.43[2]	1.48	3.96	6.12	4.90	5.26
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.50[3]	0.50	0.50	0.50[4]	0.50	0.50
Ratio of gross operating expenses to average net assets	0.63[3]	0.63	0.66	0.68[4]	0.71	0.79
Ratio of net investment income to average net assets	0.87[3]	1.46	3.83	5.96	4.84	5.12
Net assets, end of period ($ x 1,000,000)	891	907	797	647	604	369

* Unaudited.

[1] Per-share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratios of net and gross operating expenses would have been 0.51% and 0.69%, respectively, if certain non-routine (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
79.4%	Fixed-Rate Obligations	714,761	714,761
9.7%	U.S. Government Securities	86,723	86,723
5.1%	Variable-Rate Obligations	45,874	45,874
5.8%	Other Investments	52,518	52,518
100.0%	**Total Investments**	**899,876**	**899,876**

Fixed-Rate Obligations 79.4% of investments

Commercial Paper & Other Corporate Obligations 43.1%

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
AB Spintab		
1.22%, 07/14/03	2,000	1,999
0.94%, 10/27/03	3,000	2,991
Alliance & Leicester, PLC, 144A		
0.99%, 09/17/03	2,000	1,996
◆ **Amstel Funding Corp., 144A**		
1.21%, 08/19/03	1,000	998
◆✚ **Amsterdam Funding Corp., 144A**		
1.23%, 07/24/03	5,000	4,996
1.23%, 08/07/03	1,000	999
0.95%, 09/25/03	6,000	5,986
✚ **ANZ (Delaware), Inc.**		
1.19%, 08/22/03	3,000	2,995
◆✚ **Apreco, Inc., 144A**		
1.23%, 08/15/03	1,000	998
◆✚ **Aquinas Funding, L.L.C., 144A**		
1.23%, 08/20/03	4,000	3,993
ASAP Funding, Ltd., 144A		
1.01%, 09/12/03	4,000	3,992
◆✚ **Atlantis One Funding Corp., 144A**		
1.24%, 07/02/03	2,000	2,000
1.21%, 07/09/03	1,070	1,070
1.26%, 07/25/03	1,135	1,134
1.26%, 07/28/03	3,000	2,997
1.23%, 08/14/03	2,008	2,005
1.11%, 09/16/03	5,000	4,988
1.19%, 09/16/03	1,000	997
0.91%, 12/16/03	1,000	996
0.90%, 12/18/03	5,000	4,979
Bank of Ireland		
1.20%, 08/20/03	4,000	3,993
Bank of America Corp.		
1.25%, 07/18/03	4,000	3,998
Bear Stearns Companies, Inc.		
1.25%, 07/25/03	1,000	999
0.91%, 09/26/03	4,000	3,991
◆✚ **Beta Finance, Inc., 144A**		
1.26%, 07/25/03	4,000	3,997
1.24%, 08/14/03	1,000	998
1.21%, 08/28/03	1,000	998
✚ **BNP Paribas Finance, Inc.**		
0.90%, 12/30/03	4,000	3,982
✚ **CBA (Delaware) Finance, Inc.**		
1.18%, 08/21/03	5,000	4,992
◆ **CC (USA), Inc., 144A**		
1.23%, 08/15/03	4,000	3,994

 See financial notes.

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Citicorp		
1.25%, 07/21/03	2,000	1,999
Citigroup Global Markets Holdings, Inc.		
1.22%, 07/15/03	2,000	1,999
1.22%, 08/12/03	11,000	10,984
◆+ **Clipper Receivables Corp.**		
1.25%, 07/11/03	4,000	3,999
1.27%, 07/25/03	1,000	999
◆ **Concord Minutemen Capital Co., L.L.C., 144A**		
Series A		
1.22%, 07/02/03	3,000	3,000
1.25%, 07/07/03	1,000	1,000
1.24%, 08/08/03	3,000	2,996
◆+ **CRC Funding L.L.C., 144A**		
1.00%, 09/12/03	3,000	2,994
+ **Credit Lyonnais N.A., Inc.**		
1.00%, 09/15/03	2,000	1,996
◆ **Dakota CP Notes of Citibank Credit Card Issuance Trust, 144A**		
1.22%, 07/01/03	2,000	2,000
1.22%, 07/29/03	2,000	1,998
1.09%, 09/09/03	1,000	998
+ **Danske Corp.**		
1.22%, 07/14/03	4,000	3,998
1.25%, 07/14/03	2,100	2,099
1.22%, 08/13/03	3,000	2,996
1.20%, 08/20/03	1,000	998
1.19%, 08/22/03	1,000	998
1.24%, 10/27/03	2,000	1,992
Den Norske Bank ASA		
1.21%, 08/14/03	1,000	999
+ **Dexia Delaware, L.L.C.**		
0.89%, 09/25/03	5,000	4,989
◆ **Dorada Finance, Inc., 144A**		
1.23%, 07/07/03	2,000	2,000
1.24%, 07/10/03	1,000	1,000
1.27%, 07/11/03	1,000	1,000
1.26%, 07/18/03	3,000	2,998
1.23%, 07/30/03	1,000	999
◆ **Dorada Finance, Inc., 144A**		
1.96%, 09/16/03	2,000	2,000
◆+ **Edison Asset Securitization Corp., L.L.C., 144A**		
1.31%, 07/08/03	7,000	6,998
1.24%, 08/05/03	1,978	1,976
1.23%, 08/11/03	3,000	2,996

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.20%, 08/22/03	1,000	998
0.93%, 09/23/03	5,000	4,989
1.03%, 10/09/03	1,000	997
1.10%, 11/10/03	2,000	1,992
◆+ **Fairway Finance Corp., 144A**		
1.00%, 09/12/03	4,000	3,992
+ **Fortis Funding, L.L.C., 144A**		
1.27%, 07/21/03	1,000	999
+ **GE Capital International Funding, Inc., 144A**		
1.22%, 07/11/03	1,000	1,000
1.19%, 08/25/03	6,000	5,989
1.20%, 08/26/03	1,000	998
1.21%, 08/28/03	4,000	3,992
0.90%, 12/23/03	4,000	3,982
GE Financial Assurance Holdings, Inc., 144A		
0.94%, 09/16/03	3,000	2,994
General Electric Capital Corp.		
1.23%, 07/16/03	1,000	999
1.26%, 09/04/03	10,000	9,977
1.29%, 09/23/03	4,000	3,988
1.11%, 12/03/03	3,000	2,986
General Electric Capital Services		
1.25%, 07/24/03	3,000	2,998
1.25%, 07/25/03	10,000	9,992
General Electric Co.		
1.25%, 07/22/03	4,000	3,997
1.25%, 07/24/03	2,000	1,998
◆+ **Giro Funding U.S. Corp., 144A**		
1.23%, 08/11/03	3,000	2,996
1.23%, 08/13/03	5,000	4,993
1.02%, 09/12/03	1,000	998
0.94%, 09/24/03	1,000	998
◆+• **Greenwich Funding Corp., 144A**		
1.23%, 08/21/03	3,000	2,995
◆+ **Hatteras Funding Corp., 144A**		
1.25%, 07/02/03	2,411	2,411
+ **HBOS Treasury Services, PLC**		
1.25%, 07/28/03	4,000	3,996
0.97%, 09/16/03	3,000	2,994
1.10%, 11/19/03	2,000	1,991
+ **ING (U.S.) Funding, L.L.C.**		
1.21%, 07/07/03	3,000	2,999
1.23%, 07/11/03	2,000	1,999
1.30%, 07/18/03	2,000	1,999

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◆+ **Intrepid Funding Master Trust, 144A**		
1.07%, 07/31/03	1,032	1,031
Irish Life & Permanent, PLC, 144A		
0.95%, 09/17/03	1,600	1,597
J.P. Morgan Chase & Co.		
1.22%, 08/18/03	7,000	6,989
◆+ **Jupiter Securitization Corp., 144A**		
1.07%, 07/25/03	1,000	999
◆+ **K2 (USA), L.L.C.**		
1.28%, 07/10/03	3,000	2,999
1.19%, 10/20/03	1,000	996
KBC Financial Products International, Ltd., 144A		
1.22%, 07/08/03	2,000	2,000
◆+ **Kitty Hawk Funding Corp., 144A**		
0.95%, 09/22/03	10,000	9,978
+ **Landesbank Schleswig-Holstein Girozentrale, 144A**		
1.21%, 08/15/03	1,000	998
1.22%, 08/15/03	5,000	4,992
◆ **Lexington Parker Capital Co., L.L.C., 144A**		
1.23%, 07/10/03	1,000	1,000
1.28%, 07/25/03	2,000	1,998
1.23%, 09/02/03	2,000	1,996
Lloyds TSB Bank, PLC		
1.18%, 08/20/03	6,000	5,990
Morgan Stanley		
1.20%, 08/26/03	15,000	14,972
◆ **Newcastle Certificates Program, 144A**		
Series 2000A		
1.26%, 07/15/03	1,000	1,000
0.94%, 09/25/03	4,000	3,991
+ **Nordea N.A., Inc.**		
1.20%, 07/07/03	3,000	2,999
0.99%, 09/22/03	1,000	998
◆+ **Old Line Funding Corp., 144A**		
1.08%, 07/24/03	2,000	1,999
+ **Santander Central Hispano Finance (Delaware), Inc.**		
1.10%, 09/09/03	5,000	4,989
◆ **Sigma Finance, Inc., 144A**		
1.23%, 07/07/03	2,000	2,000
1.27%, 07/14/03	2,000	1,999
0.97%, 09/08/03	2,000	1,996
0.98%, 09/15/03	7,000	6,986

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ **Societe Generale N.A., Inc.**		
1.20%, 07/01/03	3,000	3,000
1.20%, 07/02/03	1,000	1,000
1.23%, 07/10/03	5,000	4,998
1.22%, 07/15/03	2,000	1,999
1.03%, 09/10/03	1,000	998
+ **Svenska Handelsbanken, Inc.**		
1.22%, 08/15/03	1,000	998
◆+ **Thunder Bay Funding, Inc., 144A**		
1.25%, 07/25/03	1,000	999
◆+ **Tulip Funding Corp., 144A**		
1.07%, 07/31/03	6,000	5,995
◆+ **Variable Funding Capital Corp., 144A**		
1.21%, 08/25/03	10,000	9,982
1.01%, 09/10/03	3,000	2,994
◆+ **Windmill Funding Corp., 144A**		
1.21%, 07/10/03	3,000	2,999
		387,729

Certificates of Deposit 33.3%

American Express Centurion Bank		
0.92%, 09/22/03	5,000	5,000
Bank of Montreal		
1.21%, 07/09/03	5,000	5,000
Bank of New York		
1.29%, 08/18/03	5,000	5,000
Bank of Nova Scotia		
1.21%, 07/08/03	2,000	2,000
1.18%, 08/25/03	3,000	3,000
Barclays Bank, PLC		
1.26%, 07/28/03	10,000	10,000
1.06%, 08/12/03	1,000	1,000
1.19%, 08/28/03	2,000	2,000
1.03%, 09/10/03	5,000	5,001
1.60%, 11/25/03	4,000	4,000
Bayerische Landesbank Girozentrale		
1.22%, 08/18/03	2,000	2,000
1.27%, 09/02/03	3,000	3,000
1.30%, 03/26/04	3,000	3,000
BNP Paribas		
1.25%, 07/21/03	3,000	3,000
1.25%, 07/23/03	6,000	6,000
1.09%, 11/10/03	7,000	7,000
0.90%, 12/30/03	10,000	10,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Canadian Imperial Bank of Commerce		
1.24%, 07/15/03	5,000	5,000
Chase Manhattan Bank (USA), N.A.		
1.27%, 07/23/03	9,000	9,000
1.23%, 08/11/03	1,000	1,000
Citibank, N.A.		
1.25%, 07/28/03	5,000	5,000
1.23%, 08/06/03	5,000	5,000
1.23%, 08/07/03	5,000	5,000
1.11%, 09/10/03	2,000	2,000
0.95%, 09/24/03	8,000	8,000
0.93%, 09/25/03	3,000	3,000
Credit Agricole Indosuez		
1.30%, 07/17/03	5,000	5,000
Credit Lyonnais S.A.		
1.00%, 09/17/03	2,000	2,000
Credit Suisse First Boston		
1.30%, 07/16/03	7,000	7,000
DePfa Bank, PLC		
0.98%, 09/18/03	3,000	3,000
0.92%, 12/23/03	2,000	2,000
Deutsche Bank, AG		
1.31%, 07/01/03	10,000	10,000
1.32%, 07/09/03	1,000	1,000
1.21%, 07/16/03	5,000	5,000
1.19%, 08/27/03	1,000	1,000
1.10%, 09/09/03	10,000	10,000
0.90%, 09/25/03	8,000	8,000
ForeningsSparbanken, AB (Swedbank)		
1.25%, 07/31/03	1,000	1,000
0.90%, 11/25/03	3,000	3,000
Fortis Bank		
1.23%, 07/09/03	5,000	5,000
1.27%, 09/03/03	3,000	3,000
+ HBOS Treasury Services, PLC		
1.20%, 08/26/03	4,000	4,000
ING Bank, N.V.		
1.31%, 07/14/03	4,000	4,000
1.23%, 08/08/03	5,000	5,000
1.22%, 08/13/03	5,000	5,000
Landesbank Baden Wurttemberg		
1.20%, 07/03/03	4,000	4,000
1.20%, 08/22/03	1,000	1,000
Landesbank Hessen-Thuringen Girozentrale		
1.27%, 08/29/03	5,000	5,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.85%, 10/17/03	4,000	4,000
0.91%, 12/12/03	1,000	1,001
Natexis Banques Populaires		
1.20%, 08/29/03	3,000	3,000
National City Bank, Cleveland		
1.20%, 07/07/03	5,000	5,000
Norddeutsche Landesbank Girozentrale		
1.25%, 07/18/03	3,000	3,000
1.18%, 08/25/03	2,000	2,000
0.90%, 12/29/03	1,000	1,000
1.49%, 12/29/03	2,000	2,000
Nordea Bank Finland, PLC		
1.22%, 08/15/03	6,000	6,000
Royal Bank of Scotland, PLC		
1.19%, 09/17/03	10,000	10,030
San Paolo IMI, SPA		
1.30%, 07/17/03	2,000	2,000
Societe Generale		
1.25%, 07/18/03	5,000	5,000
1.25%, 10/16/03	2,000	2,000
Southtrust Bank		
1.05%, 12/19/03	1,000	1,000
State Street Bank & Trust Co., N.A.		
1.10%, 12/04/03	4,000	4,000
Toronto Dominion Bank		
1.20%, 11/13/03	2,000	2,000
UBS, AG		
1.59%, 12/16/03	5,000	5,000
Unicredito Italiano SPA		
1.22%, 07/03/03	2,000	2,000
1.25%, 07/16/03	2,000	2,000
1.28%, 07/17/03	3,000	3,000
1.31%, 07/17/03	1,000	1,000
0.96%, 09/15/03	3,000	3,000
0.98%, 09/19/03	1,000	1,000
WestLB AG		
1.35%, 07/08/03	4,000	4,000
1.93%, 09/18/03	5,000	5,000
1.26%, 04/02/04	2,000	2,000
1.34%, 04/14/04	1,000	1,000
Wilmington Trust Co.		
1.20%, 09/15/03	5,000	5,000
		300,032

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Promissory Notes 2.0%		
• The Goldman Sachs Group, Inc.		
1.29%, 07/15/03	5,000	5,000
1.36%, 08/05/03	1,000	1,000
1.35%, 09/08/03	2,000	2,000
1.26%, 09/22/03	1,000	1,000
1.31%, 10/24/03	1,000	1,000
1.26%, 12/05/03	4,000	4,000
1.12%, 12/11/03	3,000	3,000
1.02%, 12/18/03	1,000	1,000
		18,000
Bank Notes 1.0%		
Bank One, N.A.		
1.29%, 07/10/03	4,000	4,000
Standard Federal Bank, N.A.		
1.25%, 07/21/03	2,000	2,000
1.19%, 08/26/03	1,000	1,000
1.20%, 09/05/03	2,000	2,000
		9,000

U.S. Government Securities 9.7% of investments

Discount Notes 9.7%		
Fannie Mae		
1.18%, 08/27/03	10,000	9,981
1.09%, 11/26/03	6,000	5,974
1.06%, 12/03/03	4,840	4,818
1.06%, 12/12/03	5,000	4,976
1.06%, 12/16/03	7,516	7,479
0.90%, 12/17/03	5,000	4,979
1.22%, 03/05/04	4,700	4,661
Freddie Mac		
1.10%, 09/11/03	12,000	11,974
1.00%, 09/30/03	2,000	1,995
1.04%, 10/20/03	10,000	9,968
1.09%, 10/24/03	5,000	4,982
0.99%, 11/17/03	3,000	2,989
1.00%, 12/04/03	10,000	9,957
0.96%, 12/31/03	2,000	1,990
		86,723

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Variable-Rate Obligations 5.1% of investments		
◆ **Beta Finance, Inc., 144A**		
1.15%, 07/15/03	10,000	10,000
✚ **BMC Special Care Facilities Financing Authority of the City of Montgomery, Alabama**		
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997A		
1.15%, 07/07/03	8,600	8,600
Taxable RB (Montgomery Baptist Outreach Services Corp. Project) Series 1997B		
1.15%, 07/07/03	2,200	2,200
✚ **City of New Britain, Connecticut** GO, **144A**		
1.12%, 07/07/03	4,900	4,900
✚ **Loanstar Assets Partners II, L.P., 144A**		
1.03%, 07/07/03	5,000	5,000
✚ **New York City IDA**		
Taxable Industrial Revenue Refunding Bond (Allway Tools, Inc. Project) Series 1997		
1.20%, 07/07/03	175	175
✚ **Palm Springs, California** COP (Downtown Parking Project) Series 2002A		
1.20%, 07/07/03	7,000	7,000
◆ **Sigma Finance, Inc., 144A**		
1.28%, 07/07/03	5,000	4,999
1.30%, 07/07/03	1,000	1,000
1.14%, 07/15/03	2,000	2,000
		45,874

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Other Investments 5.8% of investments		
Repurchase Agreements 5.8%		
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $49,490 1.32%, issued 06/30/03, due 07/01/03	48,519	48,518
Lehman Brothers, Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $4,081 1.20%, issued 04/07/03, due 07/07/03	4,012	4,000
		52,518

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$899,876
Receivables:	
Fund shares sold	2,061
Interest	1,388
Prepaid expenses	+ 40
Total assets	**903,365**

Includes illiquid restricted securities worth $20,995, or 2.33% of the fund's investments. The amortized cost for the fund's securities was $899,876.

Liabilities

Payables:	
Fund shares redeemed	10,591
Dividends to shareholders	244
Investments bought	1,000
Investment adviser and administrator fees	19
Transfer agent and shareholder service fees	16
Accrued expenses	+ 49
Total liabilities	**11,919**

Net Assets

Total assets	903,365
Total liabilities	– 11,919
Net assets	**$891,446**

Net Assets by Source

Capital received from investors	891,447
Net realized capital losses	(1)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$891,446		891,504		$1.00

Federal Tax Data

Cost basis of portfolio	$899,876

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2004	$1

 See financial notes.

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest	**$6,160**

Expenses

Investment adviser and administrator fees		1,713
Transfer agent and shareholder service fees		992
Trustees' fees		16
Custodian and portfolio accounting fees		51
Professional fees		10
Registration fees		30
Shareholder reports		9
Other expenses	+	6
Total expenses		2,827
Expense reduction	−	574
Net expenses		**2,253**

Increase in Net Assets from Operations

Total investment income		6,160
Net expenses	−	2,253
Net investment income		**3,907**
Increase in net assets from operations		**$3,907**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.17% of the fund's assets.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$3,907	$12,097
Increase in net assets from operations	**3,907**	**12,097**

Distributions Paid

Dividends from net investment income	**3,907**	**12,097**

Transactions in Fund Shares

Shares sold	344,079	810,966
Shares reinvested	3,636	12,003
Shares redeemed	+ (363,130)	(712,969)
Net transactions in fund shares	**(15,415)**	**110,000**

Net Assets

Beginning of period	906,861	796,861
Total increase or decrease	+ (15,415)	110,000
End of period	**$891,446**	**$906,861**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$12,097
Long-term capital gains	$–

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

 See financial notes.

Financial Statements

Schwab Retirement Money Fund®

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	1/1/98– 12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.04	0.06	0.05	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.04)	(0.06)	(0.05)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.35[2]	1.30	3.75	5.90	4.68	5.03
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.66[3]	0.68	0.70	0.71[4]	0.72	0.73
Ratio of gross operating expenses to average net assets	0.66[3]	0.68	0.70	0.71[4]	0.74	0.80
Ratio of net investment income to average net assets	0.70[3]	1.28	3.61	5.77	4.62	4.88
Net assets, end of period ($ x 1,000,000)	596	566	515	399	322	225

* Unaudited.
[1] Per-share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratios of net and gross operating expenses would have both been 0.72% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfo-lio and their market value, as of the report date.

We use the symbols below to designate certain characteristics:

- ◆ Asset-backed security
- ✚ Credit-enhanced security
- • Illiquid restricted security
- ▲ Delayed delivery security

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. govern-ment agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when the obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled matu-rities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled matu-rities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
79.3%	Fixed-Rate Obligations	481,874	481,874
9.1%	U.S. Government Securities	55,343	55,343
4.6%	Variable-Rate Obligations	27,899	27,899
7.0%	Other Investments	42,254	42,254
100.0%	Total Investments	607,370	607,370

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Fixed-Rate Obligations 79.3% of investments		

Commercial Paper & Other Corporate Obligations 41.3%

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
AB Spintab		
1.23%, 08/11/03	3,000	2,996
0.94%, 10/27/03	2,000	1,994

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Alliance & Leicester, PLC, 144A		
1.26%, 07/10/03	1,500	1,500
◆ **Amsterdam Funding Corp., 144A**		
1.23%, 07/10/03	3,000	2,999
1.20%, 09/02/03	2,000	1,996
✚ **ANZ (Delaware), Inc.**		
1.20%, 07/30/03	3,800	3,796
◆✚ **Aquinas Funding, L.L.C., 144A**		
1.23%, 08/20/03	2,500	2,496
ASAP Funding, Ltd., 144A		
1.28%, 07/17/03	1,000	999
1.01%, 09/12/03	2,000	1,996
◆✚ **Asset Securitization Cooperative Corp., 144A**		
1.22%, 08/12/03	5,000	4,993
1.06%, 08/13/03	1,000	999
1.21%, 08/22/03	2,000	1,997
◆✚ **Atlantis One Funding Corp., 144A**		
1.26%, 07/25/03	1,000	999
1.23%, 08/14/03	2,000	1,997
0.91%, 11/13/03	4,000	3,986
Bank of Ireland		
1.20%, 08/20/03	2,000	1,997
Bank of America Corp.		
1.25%, 07/18/03	2,000	1,999
Bear Stearns Companies, Inc.		
1.21%, 07/10/03	1,000	1,000
0.91%, 09/26/03	3,000	2,993
◆✚ **Beta Finance, Inc., 144A**		
1.08%, 08/04/03	4,000	3,996
1.24%, 08/14/03	1,000	998
✚ **BNP Paribas Finance, Inc.**		
1.20%, 08/29/03	3,000	2,994
✚ **CBA (Delaware) Finance, Inc.**		
1.21%, 07/10/03	3,000	2,999
1.18%, 08/21/03	3,000	2,995
◆ **CC (USA), Inc., 144A**		
1.23%, 07/10/03	1,000	1,000
1.23%, 08/15/03	3,000	2,995
Citicorp		
1.25%, 07/24/03	3,000	2,998
Citigroup Global Markets Holdings, Inc.		
1.22%, 07/10/03	1,000	1,000
1.27%, 07/30/03	1,000	999

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.23%, 08/14/03	2,000	1,997
1.19%, 08/20/03	5,000	4,992
◆ Concord Minutemen Capital Co., L.L.C., 144A		
Series A		
1.24%, 07/02/03	2,000	2,000
1.27%, 07/18/03	3,000	2,998
◆+ CRC Funding, L.L.C., 144A		
1.17%, 09/09/03	2,000	1,995
+ Credit Lyonnais N.A., Inc.		
1.00%, 09/15/03	2,000	1,996
◆ CXC, L.L.C., 144A		
0.93%, 12/15/03	4,000	3,983
◆ Dakota CP Notes of Citibank Credit Card Issuance Trust, 144A		
1.23%, 07/02/03	1,000	1,000
+ Danske Corp.		
1.23%, 08/13/03	1,000	999
0.96%, 09/18/03	1,000	998
1.24%, 10/27/03	5,000	4,980
Den Norske Bank ASA		
1.26%, 09/04/03	2,000	1,995
+ Dexia Delaware, L.L.C.		
0.89%, 09/25/03	5,000	4,989
◆ Dorada Finance, Inc., 144A		
1.25%, 07/18/03	3,000	2,998
◆+ Edison Asset Securitization Corp., L.L.C., 144A		
1.31%, 07/08/03	8,000	7,998
1.23%, 08/13/03	1,000	999
1.20%, 08/22/03	3,000	2,995
1.20%, 11/10/03	3,000	2,987
ForeningsSparbanken AB (Swedbank)		
1.26%, 07/07/03	1,000	1,000
◆+ Galaxy Funding, Inc., 144A		
1.21%, 08/26/03	4,000	3,992
+ GE Capital International Funding, Inc., 144A		
1.19%, 08/25/03	8,000	7,985
1.18%, 09/23/03	6,000	5,983
0.92%, 12/18/03	1,000	996
General Electric Capital Corp.		
1.23%, 07/16/03	2,000	1,999
1.20%, 08/21/03	1,000	998
1.11%, 12/03/03	1,000	995

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
General Electric Capital Services		
1.25%, 07/24/03	6,000	5,995
General Electric Co.		
1.25%, 07/22/03	5,000	4,996
◆+ Giro Funding U.S. Corp., 144A		
1.23%, 08/13/03	5,000	4,993
1.21%, 08/15/03	1,000	998
◆+• Greenwich Funding Corp., 144A		
0.95%, 09/12/03	3,000	2,994
◆+ Hatteras Funding Corp., 144A		
1.26%, 07/14/03	1,155	1,154
1.26%, 08/11/03	1,000	999
1.19%, 09/22/03	1,000	997
+ HBOS Treasury Services, PLC		
1.22%, 08/05/03	5,000	4,994
0.97%, 09/16/03	2,000	1,996
1.10%, 11/19/03	1,000	996
+ ING (U.S.) Funding, L.L.C.		
1.30%, 07/18/03	2,000	1,999
1.04%, 12/10/03	3,000	2,986
J.P. Morgan Chase & Co.		
1.25%, 07/23/03	3,000	2,998
◆+ Jupiter Securitization Corp., 144A		
1.25%, 07/14/03	1,000	1,000
1.20%, 09/02/03	3,000	2,994
◆+ K2 (USA), L.L.C.		
1.28%, 07/10/03	2,000	1,999
1.25%, 07/25/03	1,000	999
1.28%, 09/02/03	1,000	998
KBC Financial Products International, Ltd., 144A		
1.22%, 07/08/03	1,000	1,000
+ Landesbank Schleswig-Holstein Girozentrale, 144A		
1.21%, 08/15/03	1,000	998
1.22%, 08/15/03	2,000	1,997
1.35%, 04/15/04	1,000	989
◆ Lexington Parker Capital Co., L.L.C., 144A		
1.32%, 07/14/03	5,000	4,998
+◆ Mont Blanc Capital Corp., 144A		
1.23%, 07/03/03	1,000	1,000
1.10%, 07/28/03	1,000	999
Morgan Stanley		
1.23%, 07/23/03	5,000	4,996
1.20%, 08/26/03	1,000	998

See financial notes.

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
◆ Newcastle Certificates Program, 144A		
Series 2000A		
1.24%, 07/08/03	1,000	1,000
0.94%, 09/25/03	3,000	2,993
+ Nordea N.A., Inc.		
1.20%, 07/07/03	3,000	2,999
+ Santander Central Hispano Finance (Delaware), Inc.		
1.21%, 09/02/03	4,000	3,992
◆ Sigma Finance, Inc., 144A		
1.25%, 07/14/03	1,000	1,000
1.31%, 07/15/03	2,000	1,999
1.27%, 07/16/03	5,000	4,997
1.24%, 08/05/03	1,000	999
+ Societe Generale N.A., Inc.		
1.20%, 07/02/03	2,000	2,000
1.22%, 07/15/03	3,000	2,999
1.03%, 09/10/03	3,000	2,994
◆+ Stellar Funding Group, Inc., 144A		
1.25%, 07/09/03	1,504	1,504
◆+ Thunder Bay Funding, Inc., 144A		
1.26%, 07/21/03	1,000	999
1.21%, 08/20/03	2,000	1,997
◆+ Tulip Funding Corp., 144A		
1.07%, 07/31/03	3,000	2,997
1.24%, 09/30/03	1,792	1,786
◆+ Windmill Funding Corp., 144A		
1.21%, 07/10/03	3,000	2,999
1.21%, 08/15/03	2,000	1,997
		250,864

Certificates of Deposit 35.5%

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
American Express Centurion Bank		
0.92%, 09/22/03	5,000	5,000
Bank of Montreal		
1.21%, 07/09/03	5,000	5,000
Bank of New York		
1.29%, 08/18/03	4,000	4,000
Bank of Nova Scotia		
1.21%, 07/08/03	7,000	7,000
Barclays Bank, PLC		
1.25%, 07/16/03	2,000	2,000
1.25%, 07/28/03	5,000	5,000
1.26%, 07/28/03	2,000	2,000
1.20%, 08/04/03	2,000	2,000
1.60%, 11/25/03	2,000	2,000
1.10%, 04/19/04	3,000	3,006
Bayerische Landesbank Girozentrale		
1.19%, 08/29/03	2,000	2,000
1.27%, 09/02/03	4,000	4,000
1.30%, 03/26/04	2,000	2,000
BNP Paribas		
1.25%, 07/21/03	2,000	2,000
1.25%, 07/23/03	6,000	6,000
1.09%, 11/10/03	2,000	2,000
1.03%, 12/09/03	3,000	3,001
0.90%, 12/30/03	4,000	4,000
Canadian Imperial Bank of Commerce		
1.24%, 07/15/03	5,000	5,000
Chase Manhattan Bank (USA), N.A.		
1.27%, 07/22/03	1,000	1,000
1.23%, 08/11/03	1,000	1,000
Citibank, N.A.		
1.25%, 07/28/03	5,000	5,000
1.23%, 08/06/03	5,000	5,000
1.23%, 08/07/03	5,000	5,000
0.95%, 09/24/03	1,000	1,000
Credit Agricole Indosuez		
1.30%, 07/17/03	1,000	1,000
Credit Lyonnais S.A.		
1.00%, 09/17/03	2,000	2,000
Credit Suisse First Boston		
1.30%, 07/16/03	4,000	4,000
Den Norske Bank ASA		
1.15%, 09/08/03	3,000	3,000
DePfa Bank, PLC		
0.98%, 09/18/03	3,000	3,000
0.92%, 12/23/03	2,000	2,000
Deutsche Bank, AG		
1.31%, 07/01/03	5,000	5,000
1.32%, 07/09/03	5,000	5,000
1.21%, 07/16/03	2,000	2,000
1.10%, 09/09/03	7,000	7,000
0.90%, 09/25/03	4,000	4,000
ForeningsSparbanken, AB (Swedbank)		
0.90%, 11/25/03	4,000	4,000
Fortis Bank		
1.23%, 07/09/03	4,000	4,000
1.27%, 09/03/03	2,000	2,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
+ HBOS Treasury Services, PLC		
1.20%, 08/26/03	1,000	1,000
ING Bank, N.V.		
1.21%, 07/03/03	4,000	4,000
1.31%, 07/14/03	2,000	2,000
1.25%, 07/31/03	2,000	2,000
1.23%, 08/08/03	2,000	2,000
Landesbank Baden Wurttemberg		
1.85%, 10/17/03	2,000	2,000
0.91%, 12/12/03	4,000	4,002
Landesbank Hessen-Thuringen Girozentrale		
1.27%, 08/29/03	4,000	4,000
1.30%, 02/03/04	1,000	1,000
Natexis Banques Populaires		
1.20%, 08/29/03	4,000	4,000
National City Bank, Cleveland		
1.20%, 07/07/03	5,000	5,000
Norddeutsche Landesbank Girozentrale		
1.25%, 07/18/03	3,000	3,000
1.49%, 12/29/03	2,000	2,000
Nordea Bank Finland, PLC		
1.22%, 08/15/03	1,000	1,000
1.20%, 09/02/03	3,000	3,000
Rabobank Nederland		
0.95%, 12/03/03	1,000	1,001
Royal Bank of Canada		
1.61%, 11/25/03	3,000	3,000
Royal Bank of Scotland, PLC		
1.20%, 07/01/03	4,000	4,000
Societe Generale		
1.30%, 07/15/03	2,000	2,000
1.25%, 10/16/03	1,000	1,000
State Street Bank & Trust Co., N.A.		
1.19%, 08/26/03	1,000	1,000
1.10%, 12/04/03	2,000	2,000
Toronto Dominion Bank		
1.25%, 07/07/03	6,000	6,000
UBS, AG		
1.59%, 12/16/03	2,000	2,000
Unicredito Italiano SPA		
1.31%, 07/17/03	5,000	5,000
1.26%, 07/22/03	1,000	1,000
0.96%, 09/15/03	2,000	2,000

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
WestLB AG		
1.35%, 07/08/03	2,000	2,000
1.93%, 09/18/03	3,000	3,000
1.26%, 04/02/04	3,000	3,000
Wilmington Trust Co.		
1.28%, 07/22/03	1,000	1,000
1.20%, 09/15/03	4,000	4,000
		216,010
Promissory Notes 2.0%		
• The Goldman Sachs Group, Inc.		
1.36%, 08/05/03	2,000	2,000
1.35%, 09/08/03	1,000	1,000
1.26%, 09/22/03	4,000	4,000
1.26%, 12/05/03	1,000	1,000
1.01%, 12/23/03	4,000	4,000
		12,000
Bank Notes 0.5%		
Standard Federal Bank, N.A.		
1.19%, 08/26/03	2,000	2,000
1.20%, 09/05/03	1,000	1,000
		3,000

U.S. Government Securities 9.1% of investments

Discount Notes 9.1%		
Fannie Mae		
1.18%, 08/27/03	10,000	9,981
▲ 0.94%, 10/01/03	5,000	4,988
1.09%, 11/26/03	6,000	5,974
0.90%, 12/17/03	5,000	4,979
Freddie Mac		
1.10%, 09/11/03	4,000	3,991
1.09%, 10/24/03	5,000	4,983
0.99%, 11/17/03	2,000	1,992
1.00%, 12/04/03	5,000	4,978
1.06%, 12/04/03	9,539	9,496
0.96%, 12/31/03	4,000	3,981
		55,343

Portfolio Holdings continued

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Variable-Rate Obligations 4.6% of investments		
◆ **Beta Finance, Inc., 144A**		
1.15%, 07/15/03	5,000	5,000
✚ **California Pollution Control Financing Authority** Solid Waste Disposable RB (Burr Properties Project) Series 1998B		
1.80%, 07/07/03	1,835	1,835
✚ **Columbus, Georgia Development Authority** Taxable RB (Jay Leasing, Inc. Project) Series 1997		
1.12%, 07/07/03	1,985	1,985
✚ **Eagle County, Colorado Taxable Housing Facilities** RB (BC Housing, L.L.C. Project) Series 1997B		
1.20%, 07/07/03	1,500	1,500
LP Pinewood SPV		
1.02%, 07/07/03	10,000	10,000
◆ **Sigma Finance, Inc., 144A**		
1.30%, 07/07/03	2,000	2,000
1.14%, 07/15/03	3,000	2,999
✚ **Trap Rock Industries, Inc.** RB Series 1997, **144A**		
1.04%, 07/07/03	1,540	1,540
✚ **Village of Sturtevant, Wisconsin** IDRB (Andis Co. Project) Series 1996B		
1.28%, 07/07/03	1,040	1,040
		27,899

Security	Maturity Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Other Investments 7.0% of investments		
Repurchase Agreements 7.0%		
Bear Stearns & Co., Inc. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $6,122 1.29%, issued 01/15/03, due 07/07/03	6,037	6,000
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $36,981 1.32%, issued 06/30/03, due 07/01/03	36,255	36,254
		42,254

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$607,370
Receivables:	
Fund shares sold	1,148
Interest	835
Prepaid expenses	+ 27
Total assets	**609,380**

Liabilities

Payables:	
Fund shares redeemed	5,115
Dividends to shareholders	127
Investments bought	8,002
Investment adviser and administrator fees	19
Transfer agent and shareholder service fees	12
Accrued expenses	+ 53
Total liabilities	**13,328**

Net Assets

Total assets	609,380
Total liabilities	− 13,328
Net assets	**$596,052**

Net Assets by Source

Capital received from investors	596,053
Net realized capital losses	(1)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$596,052		596,110		$1.00

Includes illiquid restricted securities worth $14,994, or 2.47% of the fund's investments. The amortized cost for the fund's securities was $607,370.

Federal Tax Data

Cost basis of portfolio	$607,370

As of December 31, 2002:

Unused capital losses:

Expires 12/31 of:	Loss amount:
2004	$1

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest		**$4,057**

Expenses

Investment adviser and administrator fees		1,131
Transfer agent and shareholder service fees		744
Trustees' fees		16
Custodian and portfolio accounting fees		38
Professional fees		11
Registration fees		14
Shareholder reports		18
Other expenses	+	4
Total expenses		**1,976**

Increase in Net Assets from Operations

Total investment income		4,057
Total expenses	–	1,976
Net investment income		**2,081**
Increase in net assets from operations		**$2,081**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets.

For the fund's independent trustees only.

The investment adviser (CSIM) and the transfer agent and shareholder service agent (Schwab) guarantee to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.73% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$2,081	$6,849
Increase in net assets from operations	**2,081**	**6,849**

Distributions Paid

Dividends from net investment income	**2,081**	**6,849**

Transactions in Fund Shares

Shares sold	227,104	449,315
Shares reinvested	1,929	6,808
Shares redeemed	+ (198,913)	(405,628)
Net transactions in fund shares	**30,120**	**50,495**

Net Assets

Beginning of period	565,932	515,437
Total increase	+ 30,120	50,495
End of period	**$596,052**	**$565,932**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$6,849
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of The Charles Schwab Family of Funds™, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. For these funds, shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials. The most significant of these are described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created. Any repurchase agreements with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

The Trust and Its Funds

This list shows all of the funds included in The Charles Schwab Family of Funds. The funds discussed in this report are highlighted.

The Charles Schwab Family of Funds
organized October 20, 1989
  Schwab Money Market Fund
  Schwab Government Money Fund
  Schwab U.S. Treasury Money Fund
  Schwab Value Advantage Money Fund®
  Schwab Municipal Money Fund
  Schwab California Municipal Money Fund
  Schwab New York Municipal Money Fund
  Schwab New Jersey Municipal Money Fund
  Schwab Pennsylvania Municipal Money Fund
  Schwab Florida Municipal Money Fund
  Schwab Massachusetts Municipal Money Fund
  Schwab Institutional Advantage Money Fund®
  Schwab Retirement Money Fund®
  Schwab Government Cash Reserves

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value their securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

agency discount notes Notes issued by federal agencies —known as Government Sponsored Enterprises, or GSEs —at a discount to their value at maturity. An agency discount note is a short-term investment alternative offering a high degree of credit quality.

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset-backed securities Securities that are backed by various assets, which may include loans, accounts receivable or investments of an entity, such as a bank or credit card company. These securities are obligations that the issuer intends to repay using the assets backing them (once collected or liquidated). Therefore, repayment depends largely on the cash flows generated by the assets backing the securities.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

bond anticipation notes Obligations sold by a municipality on an interim basis in anticipation of the municipality's issuance of a longer-term bond in the future.

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

commercial paper Promissory notes issued by banks, corporations, state and local governments and other entities to finance short-term credit needs. These securities generally are structured on a discounted basis but sometimes may be interest-bearing notes. Commercial paper, which may be unsecured, is subject to credit risk.

credit-enhanced security A security that is backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. Federal regulations strictly limit the credit quality of the securities a money market fund can buy.

Portfolio terms

To help reduce the space occupied by the portfolio holdings, we use the following terms. Most of them appear within descriptions of individual securities in municipal funds, and describe features of the issuer or the security. Some of these are more fully defined elsewhere in the Glossary.

ACES	Adjustable convertible extendable security
BAN	Bond anticipation note
COP	Certificate of participation
GAN	Grant anticipation note
GO	General obligation
HDA	Housing Development Authority
HFA	Housing Finance Agency
IDA	Industrial Development Authority
IDB	Industrial Development Board
IDRB	Industrial Development Revenue Bond
M/F	Multi-family
RAN	Revenue anticipation note
RB	Revenue bond
S/F	Single-family
TAN	Tax anticipation note
TECP	Tax-exempt commercial paper
TOB	Tender option bond
TOBP	Tender option bond partnership
TRAN	Tax and revenue anticipation note
VRD	Variable-rate demand

credit ratings Debt issuers, including corporations, states and municipalities, may arrange with a recognized independent rating organization, such as Moody's Investor Service, Standard & Poor's and Fitch, Inc., to rate their creditworthiness and/or the creditworthiness of their debt issues. For example, an issuer may obtain a long-term rating within the investment grade rating category, which is, from high to low, AAA, AA, A and BBB for Standard & Poor's and Fitch, and Aaa, Aa, A and Baa for Moody's.

credit risk The risk that a debt issuer may be unable to pay interest or principal to its debtholders.

dollar-weighted average maturity (DWAM) See weighted average maturity.

effective yield A measurement of a fund's yield that assumes that all dividends were reinvested in additional shares of the fund.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

face value The value of a bond, note, mortgage or other security as given on the certificate or instrument. Face value is also referred to as par value or nominal value.

interest Payments to holders of debt securities as compensation for loaning a security's principal to the issuer.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

maturity Generally, the date a debt security is scheduled to be "retired" and its principal amount returned to the bondholder.

money market securities High-quality, short-term debt securities that may be issued by entities such as the U.S. government, corporations and financial institutions (such as banks). Money market securities include commercial paper, promissory notes, certificates of deposit, banker's acceptances, notes and time deposits.

municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value per share (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding. Money funds seek to maintain a steady NAV of $1.00.

144A security A security exempt from a registration requirement pursuant to Rule 144A under the Securities Act of 1933. This security may be resold in transactions exempt from registration, to qualified institutional buyers, as defined in Rule 144A.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

revenue anticipation notes Obligations that are issued in expectation of the receipt of revenue, such as income taxes, property taxes, etc.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 - 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

tax anticipation notes Notes that typically are sold to finance the cash flow needs of municipalities in anticipation of the receipt of taxes on a future date.

Tier 1, Tier 2 Tier 1 is the highest category of credit quality, Tier 2 the second highest. A security's tier can be established either by an independent rating organization or by a determination of the investment adviser. Money market fund shares and U.S. government securities are automatically considered Tier 1 securities.

weighted average maturity For mutual funds, the maturity of all the debt securities in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk. Money funds are required to maintain a weighted average maturity of no more than 90 days.

yield The income paid out by an investment, expressed as an annual rate and calculated as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a time-tested investment approach and using disciplined, clearly defined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922**.

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Dividend Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds™
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab All Equity Portfolio
    Schwab Growth Portfolio
    Schwab Balanced Portfolio
    Schwab Conservative Portfolio

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
    Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812